    As filed with the Securities and Exchange Commission on November 20, 2008



                                           REGISTRATION STATEMENT NO. 333-152220
                                                                       811-03927


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]


PRE-EFFECTIVE AMENDMENT NO. 1


AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940


AMENDMENT NO. 105                                                            [X]


                MetLife of CT Fund UL for Variable Life Insurance
                           (Exact name of Registrant)

                    MetLife Insurance Company of Connecticut
                               (Name of Depositor)


                              1300 Hall Boulevard
                       Bloomfield, Connecticut 06002-2910
              (Address of Depositor's Principal Executive Offices)


        Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       Metropolitan Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                     (Name and Address of Agent for Service)


                  Approximate Date of Proposed Public Offering:
   As soon as possible after the effective date of this registration statement


The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being registered: Modified Single Premium Variable Life Insurance Policies

================================================================================

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE

                       METLIFE VARIABLE SURVIVORSHIP LIFE
                        METLIFE VARIABLE LIFE ACCUMULATOR
                  METLIFE VARIABLE LIFE ACCUMULATOR (SERIES 2)
                                  MARKETLIFE(R)
                                   VINTAGELIFE
                            PORTFOLIO ARCHITECT LIFE

                       SUPPLEMENT DATED NOVEMBER 24, 2008
                                     TO THE
                 PROSPECTUSES DATED MAY 2, 2005, AS SUPPLEMENTED


COMBINATION OF SEPARATE ACCOUNTS


Effective November 24, 2008, MetLife Insurance Company of Connecticut combined MetLife of CT Fund UL II for Variable Life Insurance, MetLife of CT Variable Life Insurance Separate Account One, MetLife of CT Variable Life Insurance Separate Account Two and MetLife of CT Variable Life Insurance Separate Account Three (the "Former Separate Accounts") with and into MetLife of CT Fund UL for Variable Life Insurance (the "Separate Account"). The Separate Account was established on November 10, 1983 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Accounts with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Accounts to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Accounts. All references in your Prospectus to the Former Separate Accounts now refer to the Separate Account.

The Combination does not affect you in any way.  More particularly:

     - There are no changes in our obligations or your rights and benefits under the Policy as a result of the Combination.

     - Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     - The Investment Options available under your Policy have not changed as a result of the Combination.

     - Your Cash Value is allocated to the same Investment Options (with the same Accumulation Unit values) as it was before the Combination.

     - The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Investment Option and illustrate unit values as a range.

If you have any questions, please contact us at 1-800-334-4298.

POLICY DESCRIPTION--OWNERSHIP/POLICY RIGHTS


The Prospectus describes all material features and benefits of the Policy. The language in the Prospectus determines your rights under the federal securities laws.


        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
              METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE
           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT TWO METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT THREE


                              METLIFE VARIABLE LIFE
                       METLIFE VARIABLE SURVIVORSHIP LIFE
                      METLIFE VARIABLE SURVIVORSHIP LIFE II
                        METLIFE VARIABLE LIFE ACCUMULATOR
                  METLIFE VARIABLE LIFE ACCUMULATOR (SERIES 2)
                  METLIFE VARIABLE LIFE ACCUMULATOR (SERIES 3)
                                     INVEST
                                  MARKETLIFE(R)
                                   VINTAGELIFE
                            PORTFOLIO ARCHITECT LIFE

                   SUPPLEMENT DATED SEPTEMBER 11, 2008 TO THE
       PROSPECTUSES DATED APRIL 28, 2008 AND MAY 2, 2005, AS SUPPLEMENTED

Effective September 22, 2008, the Company's Home Office will be relocated to 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Accordingly, all references in your prospectus to the Company's Home Office shall refer to this address. Please note, however, that the address for making premium payments will continue to be MetLife Insurance Company of Connecticut, P.O Box 371888, Pittsburgh, PA 15250-7888.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                                   VINTAGELIFE
       Modified Single Premium Individual Variable Life Insurance Policies
                      APRIL 28, 2008 PROSPECTUS SUPPLEMENT
                            ISSUED TO INDIVIDUALS BY:
METLIFE INSURANCE COMPANY OF CONNECTICUT -- METLIFE OF CT SEPARATE ACCOUNT THREE
                                       OR
 METLIFE INSURANCE COMPANY OF CONNECTICUT -- METLIFE OF CT SEPARATE ACCOUNT ONE

This prospectus supplement updates certain information contained in your last prospectus dated May 2, 2005 and subsequent supplements for VintageLife, a modified single premium individual life insurance policy originally issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Insurance Company of Connecticut is referred to in this prospectus supplement as the Company. Please keep this prospectus supplement for future reference. The Company no longer offers the Policies to new purchasers, but continues to accept addition premium payments. Although the Policy can operate as a single premium policy, additional premium payments may be made under certain circumstances provided there are no outstanding policy loans.

You can build Cash Value by investing in a variety of INVESTMENT OPTIONS, which, in turn, invest in professionally managed Mutual Funds (THE "FUNDS," LISTED BELOW). A fixed rate option (THE "FIXED ACCOUNT") is also available. Except for amounts in the Fixed Account, the value of your Policy will vary based on the performance of the Funds you select. The following Investment Options are available (please see "The Funds" for additional Investment Options that may be available depending on when you purchased your Policy):


LEGG MASON PARTNERS VARIABLE EQUITY TRUST       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Fundamental        BlackRock Aggressive Growth
     Value Portfolio -- Class I                      Portfolio -- Class D
  Legg Mason Partners Variable International      BlackRock Bond Income Portfolio -- Class E
     All Cap Opportunity Portfolio                Capital Guardian U.S. Equity
  Legg Mason Partners Variable Lifestyle             Portfolio -- Class A
     Allocation 50%                               FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Lifestyle          MetLife Aggressive Allocation
     Allocation 70%                                  Portfolio -- Class B
  Legg Mason Partners Variable Lifestyle          MetLife Conservative Allocation
     Allocation 85%                                  Portfolio -- Class B
LEGG MASON PARTNERS VARIABLE INCOME TRUST         MetLife Conservative to Moderate
  Legg Mason Partners Variable High Income           Allocation Portfolio -- Class B
     Portfolio                                    MetLife Moderate Allocation
  Legg Mason Partners Variable Money Market          Portfolio -- Class B
     Portfolio                                    MetLife Moderate to Aggressive Allocation
MET INVESTORS SERIES TRUST -- CLASS A                Portfolio -- Class B
  Met/AIM Capital Appreciation Portfolio          MFS(R) Total Return Portfolio -- Class F
  Met/AIM Small Cap Growth Portfolio              MFS(R) Value Portfolio -- Class A
  PIMCO Inflation Protected Bond Portfolio      VANGUARD(R) VARIABLE INSURANCE FUND
  Pioneer Strategic Income Portfolio              Mid-Cap Index Portfolio
                                                  Total Stock Market Index Portfolio




-------

Certain Funds may have been subject to a merger, substitution or other change. Please see "Additional Information Regarding the Funds" for more information.

                                    THE FUNDS

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks total return on assets from  Legg Mason Partners Fund Advisor,
     International All Cap         growth of capital and income.      LLC
     Opportunity Portfolio                                            Subadviser: Global Currents
                                                                      Investment Management, LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  capital. Current income is a       LLC
     I+                            secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks a balance of growth of       Legg Mason Partners Fund Advisor,
     Lifestyle Allocation 50%      capital and income.                LLC
                                                                      Subadviser: Legg Mason Global
                                                                      Asset Allocation, LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Lifestyle Allocation 70%      capital.                           LLC
                                                                      Subadviser: Legg Mason Global
                                                                      Asset Allocation, LLC
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Lifestyle Allocation 85%                                         LLC
                                                                      Subadviser: Legg Mason Global
                                                                      Asset Allocation, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks high current income.         Legg Mason Partners Fund Advisor,
     High Income Portfolio         Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
  Legg Mason Partners Variable     Seeks to maximize current income   Legg Mason Partners Fund Advisor,
     Money Market Portfolio        consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MET INVESTORS SERIES
  TRUST -- CLASS A
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio                                                        Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
  Met/AIM Small Cap Growth         Seeks long-term growth of          Met Investors Advisory, LLC
     Portfolio                     capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      Met Investors Advisory, LLC
     Portfolio                     return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory, LLC
     Portfolio                     income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
  BlackRock Bond Income            Seeks a competitive total return   MetLife Advisers, LLC
     Portfolio -- Class E          primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class A          capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
  MetLife Aggressive Allocation    Seeks growth of capital.           MetLife Advisers, LLC
     Portfolio -- Class B
  MetLife Conservative Allocation  Seeks high level of current        MetLife Advisers, LLC
     Portfolio -- Class B          income, with growth of capital as
                                   a secondary objective.
  MetLife Conservative to          Seeks high total return in the     MetLife Advisers, LLC
     Moderate Allocation           form of income and growth of
     Portfolio -- Class B          capital, with a greater emphasis
                                   on income.
  MetLife Moderate Allocation      Seeks a balance between a high     MetLife Advisers, LLC
     Portfolio -- Class B          level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
  MetLife Moderate to Aggressive   Seeks growth of capital.           MetLife Advisers, LLC
     Allocation
     Portfolio -- Class B
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  MFS(R) Value Portfolio -- Class  Seeks capital appreciation and     MetLife Advisers, LLC
     A                             reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
VANGUARD(R) VARIABLE INSURANCE
  FUND
  Mid-Cap Index Portfolio          Seeks to track the performance of  Vanguard Quantitative Equity
                                   a benchmark index that measures    Group
                                   the investment return of mid-cap
                                   stocks.
  Total Stock Market Index         Seeks to track the performance of  Vanguard Quantitative Equity
     Portfolio                     a benchmark index that measures    Group
                                   the investment return of the
                                   overall stock market.


    + Not available under all Policies. Availability depends on Policy issue date.

                     ADDITIONAL INFORMATION REGARDING FUNDS

Certain Funds were subject to a merger, substitution, or other change. The chart below identifies the former name and new name of each of these Funds, and, where applicable, the former and new name of the trust of which the Fund is a part.

FUND MERGERS/REORGANIZATIONS

The following former Fund was merged with and into the new Fund and reorganized into a new Trust.

                                   FORMER FUND

--------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST
  MSF(R) Value Portfolio -- Class A


                                    NEW FUND

--------------------------------------------------------------------------------

METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A

                             FUND CHARGES AND EXPENSES

  The next tables describe the Fund charges and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund's Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

  The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2007. The second table shows each Fund's fees and expenses, as a percentage of average daily net assets, as of December 31, 2007, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

  MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES

                                                                        MINIMUM   MAXIMUM
                                                                        -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES
  (expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
     other expenses)..................................................    0.16%     1.12%
                                                                          ----      ----


FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                                                                  CONTRACTUAL
                                             DISTRIBUTION                ACQUIRED     TOTAL           FEE         NET TOTAL
                                                AND/OR                  FUND FEES     ANNUAL        WAIVER         ANNUAL
                               MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING   AND/OR EXPENSE    OPERATING
FUND                               FEE           FEES        EXPENSES   EXPENSES*    EXPENSES    REIMBURSEMENT   EXPENSES**
----                           ----------   --------------   --------   ---------   ---------   --------------   ----------
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners
     Variable Fundamental
     Value Portfolio -- Class
     I.......................     0.75%             --         0.08%         --       0.83%             --        0.83%(1)
  Legg Mason Partners
     Variable International
     All Cap Opportunity
     Portfolio(++)...........     0.85%             --         0.26%         --       1.11%             --        1.11%(1)
  Legg Mason Partners
     Variable Investors
     Portfolio -- Class I(+)      0.62%             --         0.14%         --       0.76%             --        0.76%(1)
  Legg Mason Partners
     Variable Lifestyle
     Allocation 50%(++++)....        --             --         0.10%      0.68%       0.78%             --        0.78%(2)
  Legg Mason Partners
     Variable Lifestyle
     Allocation 70%(++++)....        --             --         0.15%      0.74%       0.89%             --        0.89%(2)
  Legg Mason Partners
     Variable Lifestyle
     Allocation 85%(++++)....        --             --         0.23%      0.82%       1.05%             --        1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners
     Variable High Income
     Portfolio(++)...........     0.60%             --         0.15%         --       0.75%             --        0.75%(1)
  Legg Mason Partners
     Variable Money Market
     Portfolio(++)...........     0.45%             --         0.08%         --       0.53%             --        0.53%(1)
MET INVESTORS SERIES
  TRUST -- CLASS A
  Met/AIM Capital
     Appreciation Portfolio..     0.76%             --         0.10%         --       0.86%             --           0.86%
  Met/AIM Small Cap Growth
     Portfolio...............     0.86%             --         0.06%         --       0.92%             --           0.92%
  PIMCO Inflation Protected
     Bond Portfolio..........     0.50%             --         0.05%         --       0.55%             --           0.55%
  Pioneer Strategic Income
     Portfolio...............     0.60%             --         0.09%         --       0.69%             --        0.69%(3)
METROPOLITAN SERIES FUND,
  INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D....     0.71%          0.10%         0.05%         --       0.86%             --           0.86%
  BlackRock Bond Income
     Portfolio-- Class E.....     0.38%          0.15%         0.06%         --       0.59%          0.01%        0.58%(4)
  Capital Guardian U.S.
     Equity
     Portfolio -- Class A....     0.66%             --         0.05%         --       0.71%             --           0.71%
  FI Large Cap
     Portfolio -- Class A....     0.77%             --         0.07%         --       0.84%             --           0.84%
  MetLife Aggressive
     Allocation
     Portfolio -- Class B....     0.10%          0.25%         0.04%      0.73%       1.12%          0.04%        1.08%(5)
  MetLife Conservative
     Allocation
     Portfolio -- Class B....     0.10%          0.25%         0.05%      0.59%       0.99%          0.05%        0.94%(5)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B....     0.10%          0.25%         0.01%      0.64%       1.00%          0.01%        0.99%(5)
  MetLife Moderate Allocation
     Portfolio -- Class B....     0.08%          0.25%         0.01%      0.67%       1.01%             --        1.01%(5)
  MetLife Moderate to
     Aggressive Allocation
     Portfolio -- Class B....     0.08%          0.25%         0.01%      0.70%       1.04%             --        1.04%(5)
  MFS(R) Total Return
     Portfolio -- Class F....     0.53%          0.20%         0.05%         --       0.78%             --           0.78%
  MFS(R) Value
     Portfolio -- Class A....     0.72%             --         0.05%         --       0.77%          0.07%        0.70%(6)

                                                                                                  CONTRACTUAL
                                             DISTRIBUTION                ACQUIRED     TOTAL           FEE         NET TOTAL
                                                AND/OR                  FUND FEES     ANNUAL        WAIVER         ANNUAL
                               MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING   AND/OR EXPENSE    OPERATING
FUND                               FEE           FEES        EXPENSES   EXPENSES*    EXPENSES    REIMBURSEMENT   EXPENSES**
----                           ----------   --------------   --------   ---------   ---------   --------------   ----------
VANGUARD(R) VARIABLE
  INSURANCE FUND
  Mid-Cap Index Portfolio....     0.20%             --         0.04%         --       0.24%             --           0.24%
  Total Stock Market Index
     Portfolio...............     0.12%             --         0.04%         --       0.16%             --           0.16%


-------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
(+) Not available under all Policies. Availability depends on Policy issue date.
(++) Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(++++) Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended January 31, 2008.
(1) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(2) The Portfolio is a "fund of funds" that invests substantially all of its assets in other Legg Mason-affiliated portfolios. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(4) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(5) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.

                        MORTALITY AND EXPENSE RISK CHARGE

We are waiving an amount of the Mortality and Expense Risk Charge equal to the Fund expenses that are in excess of 0.65% for the Investment Option investing in the PIMCO Inflation Protected Bond Portfolio (Class A) of the Met Investors Series Trust.

             DESCRIPTION OF THE COMPANY, SEPARATE ACCOUNTS AND FUNDS

The following paragraph replaces the second paragraph under THE SEPARATE ACCOUNTS AND THEIR INVESTMENT OPTIONS:

Before December 7, 2007, certain of the Policies were issued by MetLife Life and Annuity Company of Connecticut ("MLAC"), a stock life insurance company chartered in 1973 in Connecticut. These Policies were funded through Fund UL II, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLAC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLAC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including Fund UL II and its assets. Pursuant to the merger, therefore, Fund UL II became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLAC's liabilities and obligations, including those created under the Policy as initially issued by MLAC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Policy has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Policy Owner of the Company.

The following paragraph is added under THE SEPARATE ACCOUNTS AND THEIR INVESTMENT OPTIONS:

We anticipate merging MetLife of CT Fund UL II for Variable Life Insurance with and into MetLife of CT Fund UL for Variable Life Insurance during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Policy. Similarly, the merger will not have any adverse impact on your Cash Value or any tax consequences for you.

                                    PREMIUMS

The following sentence is added under AMOUNT, FREQUENCY AND DURATION OF PREMIUM
PAYMENTS:

If you send your Premium Payments or transaction requests to an address other than the one we have designated for receipt of such Premium Payments or requests, we may return the Premium Payments to you, or there may be a delay in applying the Premium Payment or transaction to your Policy.

                          DISTRIBUTION AND COMPENSATION

The following sentence is added under DISTRIBUTION:

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.


Book 40                                                           April 28, 2008

                                   VINTAGELIFE
                             MAY 2, 2005 PROSPECTUS
        Modified Single Flexible Premium Variable Life Insurance Policies
                            ISSUED TO INDIVIDUALS BY:
    THE TRAVELERS INSURANCE COMPANY -- THE TRAVELERS VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT THREE
                              (A SEPARATE ACCOUNT)
                                       OR
      THE TRAVELERS LIFE AND ANNUITY COMPANY -- THE TRAVELERS VARIABLE LIFE
                         INSURANCE SEPARATE ACCOUNT ONE
                              (A SEPARATE ACCOUNT)

This prospectus describes information you should know before you purchase VintageLife (the Policy), a single premium variable life insurance policy issued by The Travelers Insurance Company (TIC) or The Travelers Life and Annuity Company (TLAC). TLAC does not solicit or issue insurance products in the state of New York. Please be aware that this is a prospectus, which highlights many Policy provisions and communicates the Policy's primary features. SOME POLICY FEATURES MAY NOT BE AVAILABLE IN SOME STATES AND THERE MAY BE VARIATIONS IN YOUR POLICY FROM DESCRIPTIONS CONTAINED IN THIS PROSPECTUS BECAUSE OF DIFFERENCES IN STATE LAW THAT AFFECT THE POLICIES. We use certain terms throughout this prospectus, which are defined in APPENDIX A. The language of the Policy itself determines your rights and obligations under the Policy. Please keep this prospectus for future reference.

As a LIFE INSURANCE POLICY, the Policy is a contract between you and the Company. The Policy is designed to provide insurance protection on the life of an individual and to build Cash Value. You agree to make an Initial Premium Payment to the Company and the Company agrees to pay a Death Benefit to your Beneficiary after the death of the Named Insured (Insured). Although the Policy can operate as a single premium policy, additional premium payments may be made under certain circumstances provided there are no outstanding policy loans. The minimum initial Premium required to issue a Policy is $25,000. You can build Cash Value by investing in a variety of INVESTMENT OPTIONS (LISTED BELOW), which, in turn, invest in professionally managed Mutual Funds (THE FUNDS). The value of your Policy will vary based on the performance of the Funds you select.

GREENWICH STREET SERIES FUND
   Fundamental Value Portfolio

PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio -- Administrative Class

SMITH BARNEY ALLOCATION SERIES INC.
   Select Balanced Portfolio
   Select Growth Portfolio
   Select High Growth Portfolio

THE TRAVELERS SERIES TRUST
   Large Cap Portfolio
   Managed Allocation Series: Aggressive Portfolio
   Managed Allocation Series: Conservative Portfolio
   Managed Allocation Series: Moderate-Aggressive Portfolio
   Managed Allocation Series: Moderate-Conservative Portfolio
   MFS Mid Cap Growth Portfolio
   Style Focus Series: Small Cap Growth Portfolio
   Zero Coupon Bond Fund Portfolio Series 2005

TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation Portfolio
   MFS Total Return Portfolio
   Pioneer Strategic Income Portfolio(1)
   Smith Barney High Income Portfolio
   Smith Barney International All Cap Growth Portfolio
   Smith Barney Money Market Portfolio
   Strategic Equity Portfolio(2)
   Travelers Managed Income Portfolio
   Van Kampen Enterprise Portfolio

VANGUARD VARIABLE INSURANCE FUND
   Mid-Cap Index Portfolio
   Total Stock Market Index Portfolio

----------
(1)  Formerly Putnam Diversified Income Portfolio

(2)  Formerly Alliance Growth Portfolio

To learn more about the Policy you can request a copy of the Statement of Additional Information ("SAI") dated May 2, 2005. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to Travelers Life & Annuity, One Cityplace, 3CP, Hartford, Connecticut 06103-3415, call 1-800-334-4298 or access the SEC's website (http://www.sec.gov).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT AGENCY. REPLACING ANY EXISTING LIFE INSURANCE POLICY WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

BECAUSE THE POLICY IS DESIGNED TO OPERATE GENERALLY AS A SINGLE PREMIUM POLICY, IN ALL BUT VERY LIMITED CIRCUMSTANCES THE POLICY WILL BE TREATED AS A MODIFIED ENDOWMENT CONTRACT FOR FEDERAL INCOME TAX PURPOSES. POLICY SURRENDER OR LOAN MAY RESULT IN ADVERSE TAX CONSEQUENCES OR PENALTIES.

                                TABLE OF CONTENTS

SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS ...........................     4
Policy Summary ...........................................................     4
Principal Policy Benefits ................................................     4
Principal Policy Risks ...................................................     5
Fund Company Risks .......................................................     6

FEE TABLES ...............................................................     7
Transaction Fees .........................................................     7
Periodic Charges other than Fund Operating Expenses ......................     8
Charges for Optional Riders ..............................................     8
Fund Fees and Expenses ...................................................     9

DESCRIPTION OF THE COMPANIES, SEPARATE ACCOUNTS AND FUNDS ................    11
The Insurance Companies ..................................................    11
The Separate Accounts and Their Investment Options .......................    12
Voting Rights ............................................................    15
Conflicts of Interest ....................................................    15

POLICY CHARGES AND DEDUCTIONS ............................................    15
Charges Against Cash Value ...............................................    16
Charges Against the Separate Account .....................................    17
Surrender Charges ........................................................    17
Fund Charges .............................................................    17
Modification, Reserved Rights, and Other Charges .........................    17

POLICY DESCRIPTION .......................................................    18
Applying for a Policy ....................................................    18
When Coverage Begins .....................................................    18
Right to Cancel (free look period) .......................................    19
Tax Free 'Section 1035' Exchanges ........................................    19
Ownership/Policy Rights ..................................................    19

PREMIUMS .................................................................    21
Amount, Frequency and Duration of Premium Payments .......................    21
Allocation of Premium Payments ...........................................    21

VALUES UNDER YOUR POLICY .................................................    22
Cash Value ...............................................................    22
Investment Option Valuation ..............................................    22
Loan Account Valuation ...................................................    23

TRANSFERS ................................................................    23
Transfer of Cash Value ...................................................    23
Telephone Transfers ......................................................    25
Automated Transfers ......................................................    25

DEATH BENEFIT ............................................................    25
Death Benefit Examples ...................................................    26
Changing the Death Benefit Option ........................................    27
Paying the Death Benefit and Payment Options .............................    27

BENEFITS AT MATURITY .....................................................    28

OTHER BENEFITS ...........................................................    28
Exchange Option ..........................................................    28
Riders ...................................................................    28

POLICY SURRENDERS ........................................................    29
Full Surrender ...........................................................    29
Partial Surrender ........................................................    29

POLICY LOANS .............................................................    29
Effects of Loans .........................................................    30

LAPSE AND REINSTATEMENT ..................................................    30
Lapse ....................................................................    30
Grace Period .............................................................    31
Reinstatement ............................................................    31

FEDERAL TAX CONSIDERATIONS ...............................................    31
Potential Benefits of Life Insurance .....................................    31
Tax Status of the Policy .................................................    32
Tax Treatment of Policy Benefits .........................................    33

OTHER TAX CONSIDERATIONS .................................................    35
Insurable Interest .......................................................    35
The Company's Income Taxes ...............................................    35
Alternative Minimum Tax ..................................................    36

DISTRIBUTION & COMPENSATION ..............................................    36
Distribution .............................................................    36
Compensation -- General ..................................................    36
Compensation Types .......................................................    37

OTHER POLICY INFORMATION .................................................    38
Payment and Suspension of Valuation ......................................    38
Policy Statements ........................................................    38
Limits on Right to Contest and Suicide Exclusion .........................    39
Misstatement as to Sex and Age ...........................................    39
Policy Changes ...........................................................    39
Emergency Procedure ......................................................    39
Restrictions on Financial Transactions ...................................    39

LEGAL PROCEEDINGS ........................................................    40

FINANCIAL STATEMENTS .....................................................    40

APPENDIX A: GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS ............   A-1

APPENDIX B: REPRESENTATIVE STATED AMOUNTS ................................   B-1

APPENDIX C: ILLUSTRATIONS ................................................   C-1

                 SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS

This section provides a SUMMARY of the Policy and the principal policy benefits and risks. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE PURCHASING THE POLICY. IMPORTANT DETAILS REGARDING THE POLICY ARE CONTAINED IN OTHER SECTIONS OF THIS PROSPECTUS.

                                 POLICY SUMMARY

VintageLife is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with Death Benefits, Cash Values, and other features traditionally associated with life insurance. To provide these benefits to you, we deduct amounts from your Premium Payments and Policy assets to pay insurance costs, sales and Policy expenses. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase and decrease based on the performance of the Investment Options you select.

                            PRINCIPAL POLICY BENEFITS

     -    Death Benefit

          We will pay your Beneficiary a Death Benefit after the death of the Insured while this Policy is in effect. There are two primary amounts involved in determining the Death Benefit under this Policy. First, when you apply for your Policy you will state the amount of life insurance coverage (THE STATED AMOUNT) that you wish to purchase on the Insured. Second, for a Policy to qualify as life insurance under federal tax law, it must provide a minimum amount of insurance in relation to the Cash Value of your Policy (THE MINIMUM AMOUNT INSURED). Generally, the Cash Value of your Policy is the sum of the values in the Investment Options and your Loan Account Value.

          In addition to choosing the Stated Amount, you must also choose a Death Benefit option. There are two Death Benefit options available:

          - OPTION 1 -- LEVEL OPTION: the Death Benefit will be the greater of (i) the Stated Amount or (ii) the Minimum Amount Insured.

          - OPTION 2 -- VARIABLE OPTION: the Death Benefit will be the greater of (i) the Stated Amount plus the Cash Value of the Policy or (ii) the Minimum Amount Insured.

          The Death Benefit may be increased or decreased by changes in the Stated Amount, surrenders, outstanding loans and charges or by certain Riders.

     -    Policy Surrenders (Withdrawals)

          You may withdraw some or all of your money from your Policy (minus any applicable charges and fees).

     -    Policy Loans

          You may borrow against your Policy using your Policy as collateral.

     -    The Investment Options and the Corresponding Funds

          You may select from a wide variety of Investment Options. Each Investment Option invests directly in a professionally managed Fund. You may transfer Cash Value among any of the Investment Options while continuing to defer current income taxes.

     -    Premium Payments

          After you make the initial Premium Payment, you may make additional Premium Payments under circumstances provided there are no outstanding Policy loans.

     -    Payment Options

          You or your Beneficiary can choose from a variety of fixed and variable Payment Options (e.g., lump sum or various periodic payments) to receive the Policy Proceeds.

     -    Tax-Free Death Benefit

          Your Beneficiary may receive the Death Benefit free of income tax, and with properly structured ownership you can also avoid estate tax on the Death Benefit.

     -    Right to Cancel Period

          We urge you to examine your Policy closely. When you receive your Policy, the Right to Cancel Period begins. This period is at least ten
          (10) days, or more if required by state law. If, for any reason, you are not satisfied, you may return the Policy to us during the Right to Cancel Period for a refund.

     -    Exchange Option

          During the first two Policy Years you can exchange this Policy for a form of non-variable permanent individual life insurance.

     -    Riders (Supplemental Insurance Benefits)

          You may add additional insurance to your Policy by Rider.

     -    Personalized Illustrations

          You may request personalized illustrations for the Policy that reflect your age, sex, underwriting classification, the specified insurance benefits and the premium requested. These hypothetical illustrations may help you to understand how the Contract Value and Death Benefit can change over time and how the investment performance of the Funds impact the Contract Value and the Death Benefit. The illustrations may also help you compare the Policy to other life insurance policies. Personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Contract Value.

                             PRINCIPAL POLICY RISKS

     -    Poor Fund Performance (Investment Risks)

          The value of your Policy is tied to the investment performance of the Funds and allocation percentages you choose. If those Funds perform poorly, the value of your Policy will decrease. Since we continue to deduct charges from the Cash Value, if investment results are too low, the Cash Surrender Value of your Policy may fall to zero. In that case, the Policy will, after a grace period, terminate without value and insurance coverage will no longer be in effect.

     -    Tax Risks

          We believe, but do not guarantee, that the Policy should be considered a life insurance policy under federal tax law. If the Policy was determined not to be a life insurance policy for federal tax purposes, you may be considered to be in constructive receipt of Policy Value, with adverse tax consequences, and all or a part of the proceeds paid under the Policy may be taxable to the Beneficiary. There is also a possibility that even if your Policy is treated as life insurance for federal tax purposes, it could be treated as a modified endowment contract (MEC) under federal tax laws (usually if your Premium payments in the first seven policy years or less exceed certain limits). If your Policy is a MEC, partial surrenders, collateral assignments and Policy loans could incur taxes, and any distributions or deemed distributions could incur the additional 10% tax on early withdrawals.

     -    Policy Lapse

          There is a risk that if partial surrenders, loans, and monthly deductions reduce your Cash Surrender Value to too low an amount and/or if the investment experience of your selected Investment Options is unfavorable, then your Policy could lapse. If your Policy lapses, then the Policy and all rights and benefits under it will terminate.

     -    Policy Withdrawal Limitations

          Full and Partial surrenders may be subject to a surrender charge. The minimum partial surrender amount is $500. Surrenders will reduce the Death Benefit, the Amount Insured and the Cash Value of the Policy. Federal income taxes and a penalty tax may apply to partial surrenders.

     -    Credit Risk

          The Death Benefit guarantees and rider guarantees depend on the Company's financial ability to fulfill their obligations. You should review the Company's financial statements, which are available upon request and are attached to the Statement of Additional Information.

     -    Effects of Policy Loans

          A Policy loan, whether or not repaid, will affect your Policy's Cash Value over time because we transfer the amount of the loan from the Investment Options to the Loan Account and hold it as collateral. As a result, the loan collateral does not participate in the investment results of the Investment Options. A Policy loan also reduces the Death Benefit proceeds and could make it more likely that a Policy will lapse.

     -    Increase in Current Fees and Expenses

     Certain Policy fees and expenses are currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

     -    Policy is not Suited for Short-Term Investment

          We designed the Policy to meet long-term financial goals. You should not purchase this Policy to meet any short-term investment goals or if you think you will surrender all or part of your Policy in the short-term.

                               FUND COMPANY RISKS

     - A comprehensive discussion of the risks of each Fund may be found in each Fund Company's prospectus.

     - Each Fund has its own goal, investment objective and investment strategies that affect the risks associated with investing in that Fund.

          A Fund always carries investment risks although some types carry more risk than others. Generally, the higher the potential return, the higher the risk of loss. Before you decide which Funds to choose, you should consider whether the goals and risks of a Fund are a good fit for your investment plan.

          There is no assurance that any of the Funds will achieve their stated investment objective.

                                   FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy or surrender the Policy. The tables disclose the Maximum Guaranteed Charge, the Current Charge and where the amount of a charge depends on the Insured's characteristics, such as age or rating classification, the charge for a Sample Insured.

                                TRANSACTION FEES

           CHARGE                 WHEN WE DEDUCT THE CHARGE                               AMOUNT DEDUCTED
           ------             -------------------------------  -------------------------------------------------------------------
Premium Tax Charge            Upon receipt of each             Current Charge:                   0.0166667% monthly for the first
                              Premium Payment                                                    10 years on premiums made
                                                                                                 before the 10th Policy
                                                                                                 Anniversary

                                                               GUARANTEED CHARGE:                SAME AS CURRENT.

Surrender Charge(1)           When you fully or partially      Current Charge:                   Percent of Premium for First Year
                              surrender your Policy within                                       of Coverage:
                              the first nine (9) Policy Years                                    Minimum: 7.50%
                              and for the first nine (9)                                         Maximum: 7.50%
                              Policy Years after an increase
                              in Stated Amount.

                              After the first Policy Year,     GUARANTEED CHARGE:                SAME AS CURRENT.
                              there is no charge to partial
                              surrenders up to 10% of Cash
                              Value.

                                                               Sample Charge for a 59-year-old   Percent of Premium for First Year
                                                               male, non-smoker, standard risk   of Coverage:
                                                               class, with death benefit option  Minimum: 7.50%
                                                               1 and a $236,000 face amount.     Maximum: 7.50%

Decrease of Stated Amount(1)  When a decrease in Stated        Current Charge:                   Percent of Premium for First Year
                              Amount is requested                                                of Coverage:
                                                                                                 Minimum: 7.50%
                                                                                                 Maximum: 7.50%

                                                               GUARANTEED CHARGE:                SAME AS CURRENT.

                                                               Sample Charge for a 59-year-old   Percent of Premium for First Year
                                                               male, non-smoker, standard risk   of Coverage:
                                                               class, with death benefit option  Minimum: 7.50%
                                                               1 and a $236,000 face amount.     Maximum: 7.50%

----------
(1) The surrender charge is a percentage of premium charge. The percentage amount is based on the years since premium payments were made. The percentages are 7.50%, 7.00%, 6.50%, 6.00%, 4.00%, 3.00% and 0% for premium payments made since 2,4,5,6,7,8,9 and 10 or more years, respectively.

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund expenses.

               PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

              CHARGE               WHEN WE DEDUCT THE CHARGE                            AMOUNT DEDUCTED
              ------               -------------------------  ------------------------------------------------------------------
Cost of Insurance Charge (COI(1))  Monthly on the Deduction   Current Charge:                Rates per $1000 of Net Amount
                                   Day                                                       At Risk for the First Year of
                                                                                             Coverage:
                                                                                             Minimum: $0.0663(2)
                                                                                             Maximum: $11.4119(3)

                                                              GUARANTEED CHARGE:             RATES PER $1000 OF NET AMOUNT
                                                                                             AT RISK FOR FIRST YEAR OF
                                                                                             COVERAGE:
                                                                                             MINIMUM: $0.0884(2)
                                                                                             MAXIMUM: $12.1447(3)

                                                              Sample Charge for a            Rates per $1000 of Net Amount
                                                              59-year-old male, non-smoker,  At Risk for First Year of
                                                              standard risk class, with      Coverage:
                                                              death benefit option           Current: $0.7257
                                                              1 and a $236,000 face amount.  Guaranteed: $1.2959


Mortality and Expense Risk (M&E)   Daily from the unloaned    Current Charge:                0.90% on an annual basis of the
Charge                             portion of the Cash Value                                 amounts in the Investment
                                                                                             Options

                                                              GUARANTEED CHARGE:             SAME AS CURRENT.

Mortality and Expense Risk (M&E)   Daily from the unloaned    Current Charge:                0.75% on an annual basis of the
Charge                             portion of the Cash Value                                 amounts in the Investment
(if the Average net Growth Rate                                                              Options
is at least 6.50% in the previous
Policy Year)
                                                              GUARANTEED CHARGE:             0.90% on an annual basis of the
                                                                                             amounts in the Investment
                                                                                             Options

Administrative Expense Charge      Daily from the unloaned    Current Charge:                0.00%
                                   portion of Cash Value
                                                              GUARANTEED CHARGE:             0.40% on an annual basis of the
                                                                                             amounts in the Investment
                                                                                             Options

Policy Loan Cost(4)                Monthly from the Loan      Current Charge:                2.00% on an annual basis on
                                   Account                                                   principal and 1.00% on earnings
                                                                                             for the first ten (10) Policy Years
                                                                                             and 2.00% on an annual basis on
                                                                                             principal and 0.00% on earnings
                                                                                             thereafter

                                                              GUARANTEED CHARGE:             SAME AS CURRENT.

----------
(1) The current cost of insurance charges shown are for a nonsmoker underwriting and risk Class while the Guaranteed charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO Tables).

(2) Sample Charge for a 20-year-old female, non-smoker, standard underwriting Class with death benefit option 1.

(3) Sample charge for an 80-year-old male, smoker, Table 4, with death benefit option 1.

(4) The Policy Loan Cost reflects the difference between the loan interest rate charged and the loan interest rate credited (see the Policy Loans section for more information). See Loan Account Valuation for an explanation of "principal" and "earnings."

     The Policy Loan Cost is -0.15% and 2.00%, -0.34% and 1.40%, and -0.15% and 3.40% for policies issued in the VI, NY and MA, and the remaining states respectively. The percentage splits of the loan account value where the Policy Loan Cost are applied are 25%/75%, 50%/50%, and 75%/25% for years 11, 12, and 13 respectively. In addition, for policies that currently have a loan outstanding that was used to purchase a long term care policy, the current Policy Loan Cost is 0%.

                          CHARGES FOR OPTIONAL RIDERS

         CHARGE           WHEN WE DEDUCT THE CHARGE         AMOUNT DEDUCTED
         ------           -------------------------  -----------------------------
Maturity Extension Rider  Not applicable             Current Charge:     No Charge
                                                     GUARANTEED CHARGE:  NO CHARGE

                             FUND FEES AND EXPENSES

The next tables describe the Fund fees and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund's Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2004. The second table shows each Fund's fees and expenses, as a percentage of average daily net assets, as of December 31, 2004, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                               MINIMUM   MAXIMUM
                                                               -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES
   (expenses that are deducted from Underlying Fund assets,
   including management fees, distribution and/or service
   fees (12b-1) fees, and other expenses.                       0.17%     1.62%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets

                                                    DISTRIBUTION                 TOTAL        CONTRACTUAL      NET TOTAL
                                                       AND/OR                    ANNUAL        FEE WAIVER        ANNUAL
                                     MANAGEMENT   SERVICE (12B-1)     OTHER    OPERATING     AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES    EXPENSES   REIMBURSEMENT(13)    EXPENSES
----------------                     ----------   ---------------   --------   ---------   -----------------   -----------
GREENWICH STREET SERIES FUND
   Fundamental Value  Portfolio ..      0.75%            --           0.02%      0.77%             --            0.77%(1)
PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio --
      Administrative Class* ......      0.25%          0.15%          0.25%      0.65%             --            0.65%(2)
SMITH BARNEY ALLOCATION
   SERIES INC.
   Select Balanced Portfolio .....      0.35%            --           0.67%      1.02%             --            1.02%(3)
   Select Growth Portfolio .......      0.35%            --           0.73%      1.08%             --            1.08%(3)
   Select High Growth Portfolio ..      0.35%            --           0.79%      1.14%             --            1.14%(3)
THE TRAVELERS SERIES TRUST
   Large Cap Portfolio ...........      0.75%            --           0.11%      0.86%             --            0.86%(4)
   Managed Allocation Series:
      Aggressive Portfolio .......      0.15%            --           0.26%      0.41%           0.06%           0.35%(5)
   Managed Allocation Series:
      Conservative Portfolio .....      0.15%            --           0.26%      0.41%           0.06%           0.35%(5)
   Managed Allocation Series:
      Moderate-Aggressive
      Portfolio ..................      0.15%            --           0.26%      0.41%           0.06%           0.35%(5)
   Managed Allocation Series:
      Moderate-Conservative
         Portfolio ...............      0.15%            --           0.26%      0.41%           0.06%           0.35%(5)
   MFS Mid Cap Growth Portfolio ..      0.75%            --           0.13%      0.88%             --              --(7)
   Style Focus Series: Small
      Cap Growth Portfolio .......      0.85%            --           0.43%      1.28%           0.18%           1.10%(8)
   Zero Coupon Bond Fund
      Portfolio Series 2005 ......      0.10%            --           1.52%      1.62%             --              --(9)

                                                    DISTRIBUTION                 TOTAL        CONTRACTUAL      NET TOTAL
                                                       AND/OR                    ANNUAL        FEE WAIVER        ANNUAL
                                     MANAGEMENT   SERVICE (12B-1)     OTHER    OPERATING     AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES    EXPENSES   REIMBURSEMENT(13)    EXPENSES
----------------                     ----------   ---------------   --------   ---------   -----------------   -----------
TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation
      Portfolio ..................      0.80%            --           0.05%      0.85%             --          0.85%
   MFS Total Return Portfolio ....      0.77%            --           0.02%      0.79%             --          0.79%(10)
   Pioneer Strategic Income
      Portfolio ..................      0.75%            --           0.15%      0.90%             --          0.90%
   Smith Barney High Income
      Portfolio ..................      0.60%            --           0.06%      0.66%             --          0.66%
   Smith Barney International
      All Cap Growth Portfolio ...      0.88%            --           0.13%      1.01%             --          1.01%(11)
   Smith Barney Large Cap
      Value Portfolio+ ...........      0.63%            --           0.05%      0.68%             --          0.68%(12)
   Smith Barney Money Market
      Portfolio ..................      0.50%            --           0.03%      0.53%             --          0.53%
   Strategic Equity Portfolio ....      0.80%            --           0.05%      0.85%             --          0.85%
   Travelers Managed Income
      Portfolio ..................      0.65%            --           0.04%      0.69%             --          0.69%
   Van Kampen Enterprise
      Portfolio ..................      0.70%            --           0.10%      0.80%             --          0.80%
VANGUARD VARIABLE INSURANCE
   FUND
   Mid-Cap Index Portfolio .......      0.21%            --           0.03%      0.24%             --          0.24%
   Total Stock Market Index
      Portfolio ..................      0.15%            --           0.02%      0.17%             --          0.17%

----------
* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

+    Closed to new investors.

NOTES

(1) Effective August 1, 2004, the management fee (including the administration fee), was reduced from 0.75% to the following breakpoints: 0.75% on first $1.5 billion of net assets; 0.70% on next $0.5 billion; 0.65% on next $0.5 billion; 0.60% on the next $1 billion; and 0.50% on net assets in excess of $3.5 billion.

(2) "Other Expenses" reflects a 0.25% administrative fee. PIMCO has contractually agreed, for the Portfolio's current fiscal year, to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(3) Each Portfolio of the Smith Barney Allocation Series Inc. (a "fund of funds") invests in the shares of other mutual funds ("underlying funds"). The Management Fee for each Portfolio is 0.35%. While the Portfolios have no direct expenses, the "Other Expenses" figure represents a weighted average of the total expense ratios of the underlying funds as of 1/31/05 (the fiscal year end of the Portfolios).

(4) Effective September 1, 2004, the investment advisory fee was revised from the annual rate of 0.75% to the following breakpoints: 0.75% on first $250 million of net assets; 0.70% on the next $500 million and 0.65% on assets in excess of $2 billion. Other Expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company. The expense information in the table has been restated to reflect the current fee schedule.

(5) The figures shown above do not include the Funds' share of Underlying Fund expenses. Because the Underlying Funds that each Fund invests in will vary, as will the proportion of each Fund's assets invested in each Underlying Fund, it is not possible to determine precisely the amount of Underlying Fund expenses that will be borne by the Funds. However, the total annual operating expenses of the Underlying Funds range from 0.40% to 1.10%, so the Underlying Funds expenses borne by the Funds will be somewhere in that range. The Funds have a contractual expense cap of 0.35% that continues to May 1, 2006. Other Expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(6) Other expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(7) Effective February 25, 2005, the investment advisory fee was revised to the following breakpoints: For the first $500 million of average daily net assets the advisory fee is 0.7775%; the next $300 million 0.7525%; the next $600 million 0.7275%; the next $1 billion 0.7025%; over $2.5 billion 0.625%. Also effective February 25, 2005, for purposes of meeting the various asset levels and determining an effective fee rate, the combined average daily net assets of: (1) the Fund; and (2) other portfolios of The Travelers Series Trust that are subadvised by MFS; and (3) another portfolio of the Travelers Series Fund that is subadvised by MFS, are used in performing the calculation. The expense information in the table has been restated to reflect the current fee schedule. Between February 25, 2004 and February 24, 2005 the investment advisory fee was as follows: for the first $600 million of average daily net assets the advisor fee is 0.800%; the next $300 million 0.775%; the next $600 million 0.750%; the next $1 billion 0.725%; over $2.5 billion 0.675%. Previous to September 1, 2004 the fee was an annual rate of 0.80%. Other expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(8) The Fund has a contractual expense cap of 1.10% that continues to May 1, 2006. Other expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(9) Fund has a voluntary waiver of 0.15%. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(10) Effective November 1, 2004, the advisory fee was reduced from 0.80% to the following breakpoints: 0.80% on first $600 million of net assets; 0.775% on next $300 million; 0.75% on next $600 million; 0.725% on next $1 billion and 0.675% in excess of $2.5 billion. Effective February 25, 2005, for purposes of meeting the various asset levels and determining an effective fee rate, the combined average daily net assets of: (1) the Fund; and (2) other portfolios of The Travelers Series Trust that are subadvised by MFS are used in performing the calculation. The expense information in the table has been restated to reflect the current fee schedule.

(11) Effective July 1, 2004, the management fee was reduced from 0.90% to 0.85% of the Fund's daily net assets.

(12) Effective July 1, 2004, the management fee was reduced from 0.65% to the following breakpoints: 0.60% on the first $500 million of net assets; 0.55% on the next $500 million of net assets and 0.50% on assets in excess of $1 billion.

(13) The table below shows the amount of the waiver or reimbursement and the net total annual operating expenses for underlying funds that have entered into a voluntary fee waiver and/or expense reimbursement arrangement. The net total annual operating expense figure reflects the fee waivers and/or expense reimbursements that were in effect as of the underlying fund's fiscal year end. However, as these arrangements are voluntary, they may be changed or terminated at any time, in which case the underlying fund would be subject to different net total annual operating expenses. Without such waivers performance would be lower.

                                                       VOLUNTARY FEE   NET TOTAL
                                                       WAIVER AND/OR     ANNUAL
                                                          EXPENSE      OPERATING
FUNDING OPTION                                         REIMBURSEMENT    EXPENSES
--------------                                         -------------   ---------
MFS Mid Cap Growth Portfolio .......................       0.02%         0.86%
Zero Coupon Bond Fund Portfolio Series 2005 ........       1.50%         0.12%

            DESCRIPTION OF THE COMPANIES, SEPARATE ACCOUNTS AND FUNDS

                             THE INSURANCE COMPANIES

Please refer to your Policy to determine which Company issued your Policy.

THE TRAVELERS INSURANCE COMPANY is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas.

THE TRAVELERS LIFE AND ANNUITY COMPANY is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all of the United States (except New York), the District of Columbia and Puerto Rico.

Each Company is an indirect wholly owned subsidiary of Citigroup Inc. Each Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415. The Companies are subject to Connecticut law governing insurance companies and are regulated by the Connecticut Commissioner of Insurance. Each company files an annual statement in a prescribed form with the Commissioner that covers the operations of the Company for the preceding year and its financial condition as of the end of such year. Each Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, each Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

On January 31, 2005, CITIGROUP INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the variable life insurance policies described in this prospectus:

          -    The Travelers Insurance Company ("TIC")

          -    The Travelers Life and Annuity Company ("TLAC")

The proposed sale would also include TIC and TLAC's affiliated investment advisory companies, Travelers Asset Management International Company LLC, and Travelers Investment Adviser Inc., each of which serves as the investment advisor for certain of the funding options that may be available under your variable contract.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your variable contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to variable life insurance contract owners.

               THE SEPARATE ACCOUNTS AND THEIR INVESTMENT OPTIONS

Under Connecticut law, The Travelers Insurance Company and The Travelers Life and Annuity Company each sponsor separate accounts. Separate accounts are primarily designed to keep policy assets separate from other company assets. Premium payments that you invest in the Investment Options are deposited in the applicable Separate account. The income, gains, and losses are credited to, or charged against each separate account without regard to the income, gains or losses from any other Investment Option or from any other business of the Companies.

The Travelers Insurance Company sponsors The Travelers Variable Life Insurance Separate Account Three (Separate Account Three), while The Travelers Life and Annuity Company sponsors The Travelers Variable Life Insurance Separate Account One (Separate Account One). The Separate Accounts were established on September 23, 1994. Both separate accounts were established under the laws of Connecticut and both are registered with the Securities and Exchange Commission ("SEC") as unit investment trusts under the Investment Company Act of 1940 and qualify as "separate accounts."

The separate accounts are divided into the various Investment Options to which you allocate your Premium Payments. Each Investment Option uses its assets to purchase shares of a corresponding Fund of the same name. The separate accounts purchase shares of the Funds at net asset value (i.e., without a sales charge) and receive all dividends and capital gains distributions from each Fund, and reinvests in additional shares of that Fund. Finally, the assets of the separate accounts may not be used to pay any liabilities of the insurance companies other than those arising from the Policies, and the insurance companies are obligated to pay all amounts promised to Policy Owners under the Policies.

                                    THE FUNDS

The Funds offered through this Policy are listed below. Some Funds may not be available in certain states. Each Fund is registered under the Investment Company Act of 1940 as an open-end, management investment company. These Funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Fund, and Policy Owners should not compare the two.

The Funds offered through this product are selected by the Company based on several criteria, including asset Class coverage, the strength of the manager's reputation and tenure and brand recognition, performance and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the Fund or an affiliate of the Fund will compensate the Company for providing administrative, marketing and support services that would otherwise be provided by the Fund, the Fund's Investment Adviser or its distributor.

Each Fund is reviewed periodically after having been selected. Upon review, the Company may remove a Fund or restrict allocation of additional Premium to a Fund if the Company determines the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets.

In addition, if any of the Funds become unavailable, or if we believe that further investment in a Fund is inappropriate for the purposes of the Contract, we may substitute another Investment Option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new Investment Options available.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, the Company and TDLLC have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the Funds under which the Company and TDLLC receive payments in connection with our provision of administrative, marketing or other support services to the Funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and TDLLC incur in promoting, issuing, distributing and administering the Policies. The Company and its affiliates may profit from these fees.

The payments are generally based on a percentage of the average assets of each Fund allocated to the Investment Options under the Policy or other contracts offered by the Company. The amount of the fee that a Fund and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each Fund. Aggregate fees relating to the different Funds may be as much as 0.65% of the average net assets of a Fund attributable to the relevant policies. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are deducted from a Fund's assets as part of its Total Annual Operating Expenses.

Each Fund has different investment objectives and risks. The Fund prospectuses contain more detailed information on each Fund's investment strategy, investment advisers and its fees. YOU MAY OBTAIN A FUND PROSPECTUS BY CALLING 1-800-334-4298 OR THROUGH YOUR INSURANCE AGENT. We do not guarantee the investment results of the Funds.

              FUNDING                                 INVESTMENT                                 INVESTMENT
               OPTION                                  OBJECTIVE                             ADVISER/SUBADVISER
              -------                 ------------------------------------------   -------------------------------------
GREENWICH STREET SERIES FUND
   Fundamental Value Portfolio        Seeks long-term capital growth. Current      SBFM
                                      income is a secondary consideration. The
                                      Fund normally invests in common stocks,
                                      and common stock equivalents of companies,
                                      the manager believes are undervalued.

PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio --
      Administrative Class            Seeks maximum real return, consistent with   Pacific Investment Management Company
                                      preservation of real capital and prudent     LLC
                                      investment management.

SMITH BARNEY ALLOCATION SERIES INC.
   Select Balanced Portfolio          Seeks a balance of growth of capital and     Travelers Investment Adviser,
                                      income. The Fund is a "fund of funds."       Inc.("TIA")
                                      Rather than investing directly in
                                      securities, the Fund normally invests in
                                      other Smith Barney equity and fixed-income
                                      mutual funds.

   Select Growth Portfolio            Seeks long-term growth of capital. The       Travelers Investment Adviser, Inc.
                                      Fund is a "fund of funds." Rather than
                                      investing directly in securities, the Fund
                                      normally invests in other Smith Barney
                                      mutual funds, which are primarily equity
                                      funds.

   Select High Growth Portfolio       Seeks capital appreciation. The Fund is a    Travelers Investment Adviser, Inc.
                                      "fund of funds." Rather than investing
                                      directly in securities, the Fund normally
                                      invests in other Smith Barney mutual
                                      funds, which are primarily fixed-income
                                      funds.

THE TRAVELERS SERIES TRUST
   Large Cap Portfolio                Seeks long term growth of capital. The       TAMIC
                                      Fund normally invests in the securities of   Subadviser: FMR
                                      companies with large market
                                      capitalizations.

   Managed Allocation Series:         Seeks long-term growth of capital. The       Travelers Asset Management
      Aggressive Portfolio            Fund normally invests in other investment    International Company LLC ("TAMIC")
                                      companies ("Underlying Funds") that invest   Subadviser: Deutsche Investment
                                      primarily in equity securities.              Management Americas Inc. ("DIMA")

   Managed Allocation Series:
      Conservative Portfolio          Seeks a high level of current income with    Travelers Asset Management
                                      some consideration given to growth of        International Company LLC ("TAMIC")
                                      capital. The Fund normally invests in        Subadviser: Deutsche Investment
                                      other investment companies ("Underlying      Management Americas Inc. ("DIMA")
                                      Funds") that invest in both equity and
                                      debt securities.

              FUNDING                                 INVESTMENT                                 INVESTMENT
               OPTION                                  OBJECTIVE                             ADVISER/SUBADVISER
              -------                 ------------------------------------------   -------------------------------------
   Managed Allocation Series:         Seeks long-term growth of capital. The       Travelers Asset Management
      Moderate-Aggressive Portfolio   Fund normally invests in other investment    International Company LLC ("TAMIC")
                                      companies ("Underlying Funds") that invest   Subadviser: Deutsche Investment
                                      in both equity and debt securities.          Management Americas Inc. ("DIMA")

   Managed Allocation Series:         Seeks a balance between a high level of      Travelers Asset Management
      Moderate-Conservative           current income and growth of capital, with   International Company LLC ("TAMIC")
      Portfolio                       a greater emphasis on income. The Fund       Subadviser: Deutsche Investment
                                      normally invests in other investment         Management Americas Inc. ("DIMA")
                                      companies ("Underlying Funds") that invest
                                      in both equity and debt securities.

   MFS Mid Cap Growth Portfolio       Seeks long term growth of capital. The       TAMIC
                                      Fund normally invests in equity securities   Subadviser: MFS
                                      of companies with medium market
                                      capitalization.

   Style Focus Series: Small Cap      Seeks capital appreciation. The Fund         Travelers Asset Management
      Growth Portfolio                normally invests in common stocks and        International Company LLC ("TAMIC")
                                      other equity securities of small U.S.        Subadviser: Travelers Investment
                                      companies.                                   Management Company ("TIMCO") and
                                                                                   Janus Capital Management LLC ("Janus
                                                                                   Capital")

   Zero Coupon Bond Fund Portfolio    Seeks high consistent total return with      TAMIC
      Series 2005                     preservation of capital. The Fund normally
                                      invests in zero coupon securities.

TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation           Seeks capital appreciation. The Fund         Travelers Investment Adviser Inc.
      Portfolio                       normally invests in common stocks of         ("TIA")
                                      companies that are likely to benefit from    Subadviser: AIM Capital Management
                                      new products, services or processes or       Inc.
                                      have experienced above-average earnings
                                      growth.

   MFS Total Return Portfolio         Seeks above average income consistent with   TIA
                                      the prudent employment of capital.           Subadviser: MFS
                                      Secondarily, seeks growth of capital and
                                      income. The Fund normally invests in a
                                      broad range of equity and fixed-income
                                      securities of both U.S. and foreign
                                      issuers.

   Pioneer Strategic Income           Seeks high current income. The Fund          TIA
      Portfolio                       normally invests in debt securities and      Subadviser: Pioneer Investment
                                      has the flexibility to invest in a broad     Management, Inc.
                                      range of issuers and segments of the debt
                                      securities market.

   Smith Barney High Income           Seeks high current income. Secondarily,      SBFM
      Portfolio                       seeks capital appreciation. The Fund
                                      normally invests in high yield corporate
                                      debt and preferred stock of U.S. and
                                      foreign issuers.

   Smith Barney International All     Seeks total return on assets from growth     SBFM
      Cap Growth Portfolio            of capital and income. The Fund normally
                                      invests in equity securities of foreign
                                      companies.

   Smith Barney Large Cap Value       Seeks long-term growth of capital with       SBFM
      Portfolio+                      current income is a secondary objective.
                                      The Fund normally invests in equities, or
                                      similar securities, of companies with
                                      large market capitalizations.

   Smith Barney Money Market          Seeks to maximize current income             SBFM
      Portfolio                       consistent with preservation of capital.
                                      The Fund seeks to maintain a stable $1
                                      share price. The Fund normally invests in
                                      high quality U.S. short-term debt
                                      securities.

   Strategic Equity Portfolio         Seeks capital appreciation. The Fund         TIA
                                      normally invests in U.S. and foreign         Subadviser: Fidelity Management &
                                      equity securities.                           Research Company ("FMR")

   Travelers Managed Income           Seeks high current income consistent with    TAMIC
      Portfolio                       prudent risk of capital. The Fund normally
                                      invests in U.S. corporate debt and U.S.
                                      government securities.

              FUNDING                                 INVESTMENT                                 INVESTMENT
               OPTION                                  OBJECTIVE                             ADVISER/SUBADVISER
              -------                 ------------------------------------------   -------------------------------------
   Van Kampen Enterprise Portfolio    Seeks capital appreciation. The Fund         TIA
                                      normally invests in common stocks of         Subadviser: Van Kampen Asset
                                      growth companies.                            Management Inc.

VANGUARD VARIABLE INSURANCE FUND
   Mid-Cap Index Portfolio            The fund seeks investment results that       The Vanguard Group
                                      parallel the performance of the unmanaged
                                      MSCI US Mid-Cap 450 Index.

   Total Stock Market Index           The fund seeks investment results that       The Vanguard Group
      Portfolio                       parallel the performance of the unmanaged
                                      Dow Jones Wilshire 5000 Index.

----------
+    Closed to new investors.

                                  VOTING RIGHTS

The Company is the legal owner of Fund shares. However, we believe that when a Fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain instructions on how to vote Fund shares from Policy Owners who have chosen the corresponding Investment Option. Accordingly, we will send you proxy materials and voting instructions. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Policy Owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual or semi-annual report to Policy Owners.

                              CONFLICTS OF INTEREST

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to qualified plans. Due to differences in redemption rates, tax treatment or other considerations, the interest of various shareholders participating in a Fund could conflict. Each will be monitored for the existence of any material conflicts by its Board of Directors to determine what action, if any, should be taken. The prospectuses for the Funds have more details.

                          POLICY CHARGES AND DEDUCTIONS

We deduct the charges described below. The charges are for services and benefits we provide, costs and expenses we incur, and risks we assume under the Policies. The amount of a charge may not exactly correspond to the costs associated with providing the services or benefits indicated by the designated charge. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expense charges.

The SERVICES AND BENEFITS we provide include:

     - the ability for you to make withdrawals and surrenders under the Policies;

     -    the ability for you to obtain a loan under the Policies;

     -    the Death Benefit paid on the death of the Insured;

     - making available a variety of Investment Options and related programs (including dollar-cost averaging and portfolio rebalancing);

     - administration of the various elective options available under the Policies; and

     -    the distribution of various reports to Policy Owners.

The COSTS AND EXPENSES we incur include:

     - expenses associated with underwriting applications, increases in the Stated Amount, and Riders;

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies;

     - sales and marketing expenses including commission payments to your sales agent; and

     -    other costs of doing business.

RISKS we assume include:

     - that the Insured may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected; and

     - that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

                           CHARGES AGAINST CASH VALUE

MONTHLY DEDUCTION AMOUNT: Several charges are combined in the Monthly Deduction Amount, which we deduct pro rata from each of the Investment Option's values attributable to the Policy, (unless you select the ALLOCATED CHARGES OPTION -- see below.) We deduct the amount on the first day of each Policy Month (the DEDUCTION DATE). The dollar amount of the Monthly Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of (1) the Cost of Insurance Charge, (2) the Policy Administrative Expense Charge and (3) charges for any Riders. These are described below.

     - COST OF INSURANCE CHARGE: The cost of insurance charge is the primary charge under your Policy for the Death Benefit we provide you. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses. The amount of the cost of insurance charge depends on: (1) the Net Amount At Risk and (2) the cost of insurance rate. Generally, the Cost of Insurance Charge increases each year.

     - There are maximum or GUARANTEED COST OF INSURANCE RATES associated with your Policy that are shown on the Policy Summary page of your Policy. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioner Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk Class of the Insured.

     - The CURRENT COST OF INSURANCE RATES are based on the age, risk Class and gender (unless unisex rates are required) of the Insured. The current rates are lower than the guaranteed rates and they will never exceed the guaranteed rates in the future. We will base any future changes in these rates only on our future expectations as to mortality, expenses and persistency. Nothing in the Policy will be affected by our actual mortality and expenses experienced under Policies issued. We will determined the current rates for the Initial Stated Amount and for each increase to the Stated Amount at the start of each Policy Year and will guarantee them for that Policy Year. Any change that we make in the current rates will be on a uniform basis for insureds of the same age, sex, duration and rate class.

ALLOCATED CHARGES OPTION (ACO): You may elect in writing to have us deduct the Monthly Deduction Amount from specified to deduct the Monthly Deduction Amount from you and you must designate the applicable amount from each specified fund in a whole percentage. In any given month if the value of any specified Fund is insufficient to support its share of the Monthly Deduction Amount, the Monthly Deduction Amount will be taken pro rata from all Funds.

To elect ACO, you must complete our ACO election form and send it to us. We may modify, suspend or terminate ACO at anytime without prior notification.

STATE PREMIUM TAX CHARGE. Premium tax charges are not deducted at the time that a premium is made, although the Company does pay state premium taxes attributable to a particular Policy when those taxes are incurred. To reimburse the Company for payment of such taxes, during the first ten years following a premium payment made before the 10th Policy Anniversary, a premium tax charge of 0.20% per year will apply. Premium taxes vary from state to state and currently range from 0.75% to 3.5%. Because there is a range of premium tax rates, you may pay premium tax charges in total that are higher or lower than the premium tax actually assessed or not assessed in your jurisdiction.

     - CHARGES FOR RIDERS: The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any Riders for which there is a charge. The amount of this charge will vary depending upon the actual Rider selected.

                      CHARGES AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily charge for mortality and expense risks against the assets in the Investment Options. We deduct a daily charge for mortality and expense risks. This charge is at an annual rate of 0.90% of the assets in the Investment Options. The annual rate will be reduced to 0.75% of the assets in the Investment Options for the current Policy Year if the Average net Growth Rate is 6.5% or greater during the previous Policy Year. This determination is made on an annual basis. This charge compensates us for various risks assumed, benefits provided and expenses incurred including commissions paid to your sales agents.

                                SURRENDER CHARGES

A percent of premium surrender charge will be imposed upon full surrenders of the Policy that occur within nine (9) years after the Company has received any Premium Payments under the Policy. For partial surrenders a percentage of amount surrendered will be charged. This charge is intended to cover certain expenses relating to the sale of the Policy, including commissions to registered representatives and other promotional expenses. To the extent that the surrender charges assessed under the Policy are less than the sales commissions paid with respect to the Policy, the Company will pay the shortfall from its general account assets, which will include any profits it may derive from charges imposed under the Policy. (See also "Cash Value and Cash Surrender Value.") Surrenders charges are determined as follows:

      YEARS SINCE        FULL SURRENDERS       PARTIAL SURRENDERS
 PREMIUM PAYMENT MADE     (% OF PREMIUM)   (% OF AMOUNT SURRENDERED)
 --------------------    ---------------   -------------------------
     up to 2 years             7.5%                   7.5%
        3 or 4                   7%                     7%
           5                   6.5%                   6.5%
           6                     6%                     6%
           7                     5%                     5%
           8                     4%                     4%
           9                     3%                     3%
Year 10 and Thereafter           0%                     0%

PARTIAL SURRENDERS. The Company will impose a surrender charge equal to a percentage of the amount surrendered for partial surrenders in excess of the free withdrawal amount described below. The surrender charge will be limited so that the total charge for partial surrenders will not exceed the charge that would apply to a full surrender of the Policy.

For purposes of determining the surrender charge percentage that will apply to a partial surrender, surrender charges are calculated on a "last-in, first-out basis." This means that any partial withdrawal in excess of the free withdrawal amount will be taken against premiums in the reverse order in which they were made, if more than one premium was paid under the Policy. Surrender charges will be assessed only against that portion of the partial withdrawal taken from premium payment(s).

FREE WITHDRAWAL ALLOWANCE. Beginning in the second Policy Year, the Company will permit partial surrenders of the Policy's earnings in an amount of up to 10% of the Policy's Cash Value each year, without the imposition of a surrender charge. The amount of Cash Value available for free withdrawal will be determined on the Policy Anniversary on or immediately prior to the date that the partial surrender request is received. The amount of earnings available for withdrawal will be determined on the date the request for such withdrawal is received by the Company.

                                  FUND CHARGES

Fund charges are not direct charges under the Policy. When you allocate money to the Investment Options, the separate account purchases shares of the corresponding Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted from the Funds. See the "Fee Tables" section in this prospectus and the Fund company prospectuses for information on the Fund charges.

                 MODIFICATION, RESERVED RIGHTS AND OTHER CHARGES

We may offer the Policy an arrangement where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

We reserve the right to charge for transfers, illustrative reports and to charge the assets of each Investment Option for a reserve of any income taxes payable by the Company on the assets attributable to that Investment Option.

We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the Policies. You do not directly pay these commissions. We intend to recover commissions, marketing, administrative and other expenses and cost of Policy benefits through the fees and charges imposed under the Policies. See "Distribution."

                               POLICY DESCRIPTION

VintageLife is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, cash values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase or decrease to reflect the performance of the Funds that you direct your Net Premium Payments to. The Policy is non-participating, which means the Company will not pay dividends on the Policy.

                              APPLYING FOR A POLICY

To purchase a Policy, an APPLICATION on the Insured must be submitted to us with information that includes:

     -    Requested Stated Amount (minimum of $25,000);

     -    Death Benefit Option;

     -    Beneficiary;

     -    Investment Option selections; and

     -    Rider selections.

Policies generally will be issued only on the life of an Insured between the ages of 20 and 80. We will then follow certain underwriting procedures designed to determine the insurability of the proposed Insured and may require medical examinations and additional information about the proposed Insured before the application is approved. A Policy will be issued only after the underwriting process is completed to our satisfaction (ISSUE DATE). The POLICY DATE is the date we use to determine all future transactions on the Policy (e.g., deduction dates, policy years). If you pay your initial premium with your application, we will deposit that premium in a non-interest bearing account during the underwriting period.

We reserve the right to reject an application for any reason subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or cancelled, the full amount paid with the application will be refunded. We may apply increased charges for the underwriting classification of a proposed Insured.

While your application for the Policy is in underwriting, we may offer you TEMPORARY LIFE INSURANCE. To obtain the temporary insurance, you must complete the Policy Application, including the Temporary Insurance Agreement sections and you must make an advance payment. Please see "Terms and Conditions" in the Temporary Insurance Agreement for details on coverage dates and amounts.

                              WHEN COVERAGE BEGINS

Your Policy becomes effective once our underwriting staff has approved the application and once the first premium payment has been made.

                       RIGHT TO CANCEL (FREE LOOK PERIOD)

The law of the state in which your Policy is issued or delivered provides you a Right to Cancel or "free-look" period. The period varies by state but is never less than ten days from the day you receive your Policy. The Right to Cancel period for your Policy will be on the cover of your Policy.

After underwriting is complete and the Right to Cancel period begins, we will apply your Net Premium to the money market Investment Option under the Policy. At the end of the Right to Cancel period, we will apply your Premium to the Investment Options as you indicate on your application (premium allocation instructions).

To cancel a Policy during the Right to Cancel period, you must send a request in Writing along with your Policy to us within the applicable timeframe as set forth in your Policy, and we will make the refund within seven (7) days after we receive your request and returned Policy. We will refund to you any Premiums paid minus any Outstanding Loans.

                        TAX FREE 'SECTION 1035' EXCHANGES

You can generally exchange one life insurance policy for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code (the "IRC"). Before making an exchange of one insurance contract for another, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income tax on the gain and potentially an early withdrawal or other penalty on the exchange. You should not exchange an existing life insurance policy for this one unless you determine, after knowing all the facts and after consulting with a tax advisor, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

                             OWNERSHIP/POLICY RIGHTS

The POLICY OWNER is the person who has the right to exercise all of the rights and options under the Policy, and to make changes to the Policy while the Insured is alive. Usually, the person who is buying the Policy is also the Policy Owner. However, in some instances, the Policy Owner can be an entity such as a trust or someone other than the person who is buying the Policy. In either situation, the Policy Owner may exercise certain rights that are described below. Some changes to the Policy require additional underwriting approval.

     -    Assigning the Policy

          The Policy Owner may assign the Policy as collateral for a loan or other obligation. We are not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment. Assigning the Policy may have tax consequences. See "Tax Treatment of Policy Benefits." You should consult a tax adviser before assigning the Policy.

     -    Receiving the MATURITY BENEFIT

          If the Insured is living on the Maturity Date, we will pay you the Cash Value of the Policy as of the Maturity Date, less any:

               1.   Outstanding loan;

               2.   Monthly Deduction Amount due but not paid; and

               3. Amount payable to an assignee under a collateral assignment of the Policy.

          Upon maturity, insurance ends and we have no further obligation under the Policy.

     -    Changing or revoking a Beneficiary

          The BENEFICIARY is named in the Policy application and is the person who receives the Death Benefit when the Insured dies. More than one Beneficiary may be named and you may make your Beneficiary designation irrevocable. When the Insured dies, if no Beneficiary is alive, the Death Benefit will be paid to you, if you are alive, otherwise to your estate.

          Unless you irrevocably named the Beneficiary, you may name a new Beneficiary while the Insured is living and while your Policy is in force by writing us at our Home Office. Subject to our receipt of the change, any change in beneficiary will be effective on the date you sign the notice of change regardless of whether the Insured has died at the time we receive the notice; however, we will have no further responsibility if we made any payment before we receive the notice of change.

     -    Decreases in the Stated Amount of Insurance

          You may request a decrease in the Stated Amount after the second Policy Year, provided that the Stated Amount after any decrease is not less than the minimum amount of $25,000. For purposes of determining the Cost of Insurance charge, a decrease will reduce the Stated Amount in the following order:

               1.   against the most recent increase in the Stated Amount;

               2. to other increases in the reverse order in which they occurred; and

               3.   to the initial Stated Amount.

          A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is included in your gross income.

     -    Changing the Death Benefit Option

          You may change the Death Benefit Option from Option 1 (the Level Option) to Option 2 (the Variable Option). This change does not require additional underwriting approval.

          You may also request a change from Option 2 to Option 1, which requires additional underwriting approval.

          Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before changing the Death Benefit Option. Please see "Death Benefit."

     - Increases in the Stated Amount (requires additional underwriting approval)

          You may request an increase to the Stated Amount after the first Policy Year and prior to the Policy Anniversary on which the Insured is age 80. We will not allow a requested increase to the Stated Amount for less than $1,000. The increase will be effective on the date shown on the supplemental Policy Summary that we will send you. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount.

          We will require you to submit a new application and evidence of insurability for any requested increase in the Stated Amount. We require evidence of insurability because we issue an additional "insurance segment" associated with the increase. Each insurance segment will have its own issue age, risk Class and in certain instances, charges. In this case, we will attribute your Cash Value to each insurance segment in the order they were added to the Policy to compute our insurance risk and to calculate the Cost of Insurance Charge.

          If you surrender your Policy after an increase in Stated Amount has become effective we will calculate the surrender charge by calculating the surrender penalty for each premium paid. The charge for a full surrender is equal to a percentage of each premium paid. The percentages are determined by how long the premium has been in the policy. If the years from the date of premium receipt are 1 through 2, percent of premium paid is 7.5%. If the years from the date of premium receipt are 3 through 4, percent of premium paid is 7.0%. If the years from the date of premium receipt is 5, percent of premium paid is 6.5%. If the years from the date of premium receipt is 6, percent of premium paid is 6.0%. If the years from the date of premium receipt is 7, percent of premium paid is 5.0%. If the years from the date of premium receipt is 8, percent of premium paid is 4.0%. If the years from the date of premium receipt is 9, percent of premium paid is 3.0%. If the years from the date of premium receipt is 10 or more, percent of premium paid is 0.0%. The surrender penalty is the sum of the penalties for each premium payment.

Written requests for changes should be sent to the Company's Home Office at One Cityplace, 3CP Hartford, Connecticut, 06103-3415. The Company's telephone number is (860) 308-1000. Some of these changes may have tax consequences. You should consult a tax adviser before requesting any of these changes.

                                    PREMIUMS

               AMOUNT, FREQUENCY AND DURATION OF PREMIUM PAYMENTS

INITIAL PREMIUM. The Initial Premium is due on or before the Policy Date and is payable in full at the Company's Home Office. The Initial Premium is the guideline single premium for the life insurance coverage provided under the Policy, as determined in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). The minimum Initial Premium is $25,000. Additional Premium Payments may be made under the Policy, as described below. However, if there are any outstanding policy loans, any payment received will be treated first as repayment of loans rather than as an additional Premium Payment.

The Initial Premium purchases a Death Benefit equal to the Policy's Stated Amount (if Option 1 is selected), or to the Policy's Stated Amount plus the Cash Value (if Option 2 is selected). The relationship between the Initial Premium and the Stated Amount depends on the age, sex (where permitted by state law) and risk Class of the Insured. Generally, the same Initial Premium will purchase a higher Stated Amount for a younger Insured than for an older Insured. Likewise, the same Initial Premium will purchase a slightly higher Stated Amount for a female Insured than for a male Insured of the same age. Also, the same Initial Premium will purchase a higher Stated Amount for a standard Insured than for a substandard Insured. Representative Stated Amounts per dollar of Initial Premium are set forth in Appendix B.

ADDITIONAL PREMIUM PAYMENTS. You can make additional Premium Payments under the following circumstances:

     1. INCREASES IN STATED AMOUNT -- You may request an increase in Stated Amount at any time. If your request is approved, the Company will require you to make an additional Premium Payment in order for an increase in Stated Amount to become effective. The minimum additional Premium Payment permitted by the Company in connection with an increase in Stated Amount is $1,000. (See "Changing the Death Benefit Option.")

     2. TO PREVENT LAPSE -- If the Cash Surrender Value on any Deduction Day is insufficient to cover the Monthly Deduction Amount or loan interest due but not paid, then you must make an additional Premium Payment during the Grace Period sufficient to cover the Monthly Deduction Amount and loan interest due in order to prevent lapse. The minimum amount of any payment that may be required to be made in this circumstance will be stated in the notice mailed to you in accordance with the Policy; payments in excess of the amount required to prevent lapse will be considered a payment "at your discretion" and consequently subject to the rules described below. If you do not make a sufficient payment, the Policy will lapse and terminate without value. (See "Lapse and Reinstatement.")

     3. AT YOUR DISCRETION -- Additional Premium Payments may be made at your discretion so long as the payment plus the total of all premiums previously paid does not exceed the maximum premium limitation derived from the guideline premium test for life insurance prescribed by the Code. Because of the test, the maximum premium limitation will ordinarily equal the Initial Premium for a number of years after the Policy has been issued. Therefore, discretionary additional Premium Payments normally will not be permitted during the early years of the Policy. Discretionary additional Premium Payments must be at least $250, and may not be paid on or after the Maturity Date.

Any Additional Premium Payments made under the Policy may be subject to new evidence of insurability. A payment received in excess of any Loan Account Value will be treated as an additional Premium Payment.

                         ALLOCATION OF PREMIUM PAYMENTS

During the underwriting period, any Premium we receive will be placed in a non-interest bearing account. After underwriting is complete and the Right to Cancel period begins, we will apply your Net Premium to the money market Investment Option in your Policy. At the end of the Right to Cancel period, we will apply your Premium to the Investment Options as you indicate on your application (premium allocation instructions).

You may change your premium allocation instructions upon written request to us (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions.

Unless underwriting is required, we will process a Premium Payment or other transaction as of the next computed Accumulation Unit Value of an Investment Option following our receipt of the Premium Payment or other transaction request in good order.

                            VALUES UNDER YOUR POLICY

                                   CASH VALUE

Each Policy has a CASH VALUE that is used as the basis for determining Policy benefits and charges. On each business day your Policy has a Cash Value which we use to determine how much money is available to you for loans, surrenders and in some cases the Death Benefit.

A Policy's Cash Value is the sum of the values held in the INVESTMENT OPTIONS and the LOAN ACCOUNT. A Policy's Cash Value will change daily, has no guaranteed minimum value and may be more or less than Premiums paid. We calculate the Policy's Cash Value each day the New York Stock Exchange is open for trading (A VALUATION DATE). The period between successive Valuation Dates is called a VALUATION PERIOD.

The Cash Value will increase or decrease depending on the investment performance of the Investment Options, the Premium Payments you make, the fees and charges we deduct and any Policy transactions (loans, withdrawals, surrenders) you make.

                           INVESTMENT OPTION VALUATION

The value of each Investment Option is measured in ACCUMULATION UNITS. We value each Investment Option on each Valuation Date. Every time you allocate or transfer money to or from an Investment Option we convert that dollar amount into units. The value of an Accumulation Unit for each Investment Option is initially set at $1.00 and may vary among Investment Options and from one Valuation Period to the next. We determine each Investment Option's Accumulation Unit Value (AUV) on each Valuation Date by multiplying the value on the immediately preceding Valuation Date by the corresponding NET INVESTMENT FACTOR (see below) for the Valuation Period just ended. For example, to calculate Monday's Valuation Date price, we would multiply Friday's Accumulation Unit Value by Monday's Net Investment Factor.

The Net Investment Factor is simply an index we use to measure the investment performance of an Investment Option from one Valuation Period to the next. Each Investment Option has a Net Investment Factor for each Valuation Period that may be greater or less than one. Therefore, the value of an Accumulation Unit (and the value of the Investment Option) may increase or decrease.

We determine the NET INVESTMENT FACTOR for any Valuation Period using the following equation: a - c
                    ---
                     b

A is:

     1. the net asset value per share of the Fund held in the Investment Option as of the Valuation Date; plus

     2. the per-share amount of any dividend or capital gain distribution on shares of the Fund held by the Investment Option if the ex-dividend date occurs in the Valuation Period just ended; plus or minus

     3. a per-share charge or credit, as we may determine on the Valuation Date for tax reserves; and

B is:

     1. the net asset value per share of the Fund held in the Investment Option as of the last prior Valuation Date; plus or minus

     2. the per-share or per-unit charge or credit for tax reserves as of the end of the last prior Valuation Date; and

C is: the applicable Investment Option deduction for the Valuation Period.

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience. The separate account will redeem Fund shares at their net asset value, to the extent necessary to make payments under the Policy.

Premium Payments will be credited to your Policy based on the Accumulation Unit Value next determined of the applicable Investment Option after we receive the Premium Payment in good order.

Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option. The number of Accumulation Units will be determined by dividing the amount transferred by the Accumulation Unit Value of the Investment Options involved as of the next Valuation Date after we receive your request for transfer at our Home Office.

                             LOAN ACCOUNT VALUATION

While the Policy is in force, you may borrow money using the Policy as the only security (collateral) for the loan. A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 90% of the Policy's Cash Value (determined on the day on which the Company receives the written loan request), less any surrender penalties (See "Surrender Charges").

The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Policy Owner. Loans made during the first ten Policy Years will be made at a 2% net cost on principal, and a 1% net cost on earnings. Loans made after the tenth Policy Year will be made at 2% net cost on principal and 0% net cost on earnings. Loans will be taken from earnings first, and then from premium. Additionally, loans may be taken at any time at 0% net cost for the purchase of a Travelers long term care policy, where permitted by law.

For these purposes, "earnings" represents any unloaned Cash Value, minus the total premiums paid under the Policy. Loans taken against earnings will be charged an interest rate of 4.75% during the first ten Policy Years, and 3.85% for Policy Year 11 and thereafter. Loans taken against premium will be charged an interest rate of 5.65% in all Policy Years. Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4%, and will not be affected by the investment performance of the Investment Options. The rate of return credited to amounts held in the Loan Account will be transferred back to the Investment Options on a pro rata basis after each Policy Year. The Policy's "Loan Account Value" is equal to amounts transferred from the Investment Options to the Loan Account when a loan is taken, plus capitalized loan interest, plus the net rate of return credited to the Loan Account that has not yet been transferred back to the Investment Options. Loan repayments reduce the Loan Account Value, and increase the Cash Value in the Investment Options.

When we determine a Policy's Cash Value, the value in the Loan Account (i.e., the amount (adjusted for any repayments or additional Policy loans) we transferred from the Investment Options to secure the loan) and the result of any interest charged or credited on such amount, is added together with the values in the Investment Options.

                                    TRANSFERS

                             TRANSFERS OF CASH VALUE

Generally, you may transfer Cash Value among the Investment Options. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

MARKET TIMING/EXCESSIVE TRADING

THE CONTRACT IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. EXCESSIVE TRADING IS DISRUPTIVE TO THE MANAGEMENT OF AN FUND AND INCREASES OVERALL COSTS TO ALL INVESTORS IN THE FUND. If, in our sole discretion, we determine you are engaging in excessive trading activity, trading activity that we believe is indicative of market timing, or any similar trading activity which will potentially hurt the rights or interests of other Contract Owners, we will exercise our contractual right to revise, suspend or eliminate transfer privileges, including limiting the acceptable mode of requesting transfers, and thereafter will only accept transfer requests via regular U.S. mail. We will reject transfer requests requested via facsimile, telephone or Internet. We will notify you if we choose to exercise our contractual right to restrict your acceptable mode of requesting transfers.

In determining whether we believe you are engaged in excessive trading or market timing activity, we will consider, among other things, the following factors:

          -    the dollar amount you request to transfer;

          - the number of transfers you made within the previous three months;

          - whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and

          - whether your transfers are part of a group of transfers made by a third party on behalf of several individual Policy Owners.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

In addition to the above, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Policy Owners. We may, among other things:

          - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or

          - reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

We will notify you in writing before we restrict your right to request transfers through such market timing firm or other third party.

The policy of the Company is to seek to apply its anti-market timing and excessive trading procedures uniformly. These procedures, however, will not prevent all excessive trading and market timing activity from occurring. For example:

     - Some of the Funds are available as investments for variable insurance contracts offered by other insurance companies. These other insurance companies may have different procedures to prevent excessive trading and market timing activity or may not have any such procedures because of contractual limitations.

     - The Company may issue Policies to qualified retirement plans that request financial transactions with the Company on an omnibus basis on behalf of all plan participants. These plans generally employ a record-keeper to maintain records of participant financial activity. Because the Company does not have the records to monitor the trading activity of the individual participants, the Company may not be able to identify plan participants who may be engaging in excessive trading or market timing activity and/or may not be able to apply its contractual trade restrictions to such participants.

     - There may be other circumstances where the Company does not identify trading activity as market timing or excessive trading or take action to restrict trading activity that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures. For example,

     Contract Owners may engage in trading activity involving dollar amounts that are less than the threshold that we use for trade surveillance. Or, Contact Owners may request trades in a frequency or pattern that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures.

Excessive trading and market timing activity increases the overall transaction costs of an Fund, which may serve to decrease the Fund's performance. Further, excessive trading and market timing activity may disrupt the management of a Fund because of the portfolio's advisor must react to frequent requests to purchase and redeem investments.

FUTURE MODIFICATIONS. We will continue to monitor the transfer activity occurring among the Investment Options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all Policy Owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

                               TELEPHONE TRANSFERS

The Policy Owner may make a transfer request in writing by mailing the request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company's liability for any losses due to fraudulent telephone transfer requests.

                               AUTOMATED TRANSFERS

DOLLAR COST AVERAGING

Under this program, you invest the same amount of money at regular intervals, so you are buying more units when the market is down and fewer when the market is up. The potential benefit is to lower your average cost. You may establish automated transfers of Policy Values on a monthly or quarterly basis from any Investment Option (s) to any other available Investment Option (s) through written request or other method acceptable to the Company. You must have a minimum total Policy Value of $5,000 to enroll in the Dollar Cost Averaging program. The minimum total automated transfer amount is $100.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of the Policy Value, Policy Owners should consider the risks involved in switching between investments available under this Policy. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

PORTFOLIO REBALANCING

Once you allocate your money among the Investment Options, performance of each Fund may cause your allocations to differ from your original allocation, which dilutes your original investment strategy. You may elect to have the Company periodically reallocate values in your policy.

                                  DEATH BENEFIT

If your Policy is in effect on the date of the Insured's death, we will pay your Beneficiary a Death Benefit. We may reduce the Death Benefit payable as discussed below under "Paying the Death Benefit and Payment Options." All or part of the Death Benefit may be paid in cash or applied to one or more of the PAYMENT OPTIONS described in the following pages.

You may select one of two Death Benefit Options when you purchase the Policy. The amount of the Death Benefit will depend on which Death Benefit Option you select. However, as long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loans and unpaid Monthly Deduction Amount.

OPTION 1 (THE LEVEL OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy on the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

OPTION 2 (THE VARIABLE OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

In order to be treated as life insurance under federal tax law, the Policy's Death Benefit must meet or exceed the minimum requirements of either the Guideline Premium Test or the Cash Value Accumulation Test (the MINIMUM AMOUNT INSURED). These tests generally impact the Death Benefit when a Policy Owner has a relatively large Cash Value in relation to the Stated Amount. This Policy uses the GUIDELINE PREMIUM TEST.

Under the Guideline Premium Test, a Policy's Death Benefit will not be less than the Policy's Cash Value times the corridor factor under the Code. The corridor factors, which require that the Death Benefit be greater than the Policy's Cash Value by a percentage that decreases over time, are shown in your Policy. The following is a summary of the percentages. For attained ages not shown, the percentages decline pro rata each year.

 ATTAINED AGE
OF THE INSURED   CORRIDOR FACTORS
--------------   ----------------
0-40                   250%
45                     215%
50                     185%
55                     150%
60                     130%
65                     120%
70                     115%
75                     105%
95+                    100%

The investment performance of the Funds, expenses and deduction of charges all impact Cash Value. In some circumstances, the Death Benefit may vary with the amount of the Cash Value. Under Death Benefit Option 1, the Death Benefit will vary with the Cash Value whenever the Cash Value multiplied by the applicable Minimum Amount Insured percentage set forth in Section 7702 of the Code is greater than the Stated Amount. Under Death Benefit Option 2, the Death Benefit will always vary with the Cash Value because the Death Benefit is equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death (or if greater, the Minimum Amount Insured as of the date of the Insured's death. Finally, if the investment performance of the Funds is too low and the Cash Value of your Policy falls below the amount necessary to pay the Monthly Deduction Amount due and you do not send us sufficient Premium, your Policy may lapse and no coverage will be in effect.

                             DEATH BENEFIT EXAMPLES

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under each Death Benefit Option. The examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy Loan.

                         OPTION 1 -- LEVEL DEATH BENEFIT

In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit of the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

                       OPTION 2 -- VARIABLE DEATH BENEFIT

In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($50,000 + $60,000 = $110,000).

                        CHANGING THE DEATH BENEFIT OPTION

You may change the Death Benefit Option by sending a written request to the Company. With some changes from Option 2 (Variable Benefit) to Option 1 (Level Benefit), involving substantially funded Policies, there may be a cash distribution, which is included in gross income. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $25,000. A change from Option 1 to Option 2 is also subject to underwriting. Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before making any change.

                  PAYING THE DEATH BENEFIT AND PAYMENT OPTIONS

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured's death. The amount of Death Benefit paid may be adjusted to reflect any unpaid Monthly Deduction Amount, any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy.

If the Insured commits suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply. (See Limits on Right to Contest and Suicide Exclusion.) In addition, if the Insured dies during the 61-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Monthly Deduction Amount that is due and unpaid.

We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects another of the Company's PAYMENT OPTIONS. We may defer payment of proceeds, which exceed the Death Benefit for up to six months from the date of the request for payment. A combination of options may be used. The minimum amount that may be placed under a Payment Option is $5,000 unless we consent to a lesser amount. Proceeds applied under a Payment Option will no longer be affected by the investment experience of the Investment Options.

The following Payment Options are available under the Policy:

     OPTION 1 -- Payments of a fixed amount

     OPTION 2 -- Payments for a fixed period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income-Two-thirds to Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income-Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

                              BENEFITS AT MATURITY

If your Policy is in effect on the Maturity Date, we will pay the Policy's Cash Value less any Outstanding Loan, any unpaid Monthly Deduction Amount. You must surrender the Policy to us before we make a payment, at which point the Policy will terminate and we will then have no further obligations under the Policy.

The Maturity Extension Rider may extend your coverage beyond the Policy's Maturity Date. However, the tax consequences of continuing the Policy beyond the Maturity Date are unclear. You should consult your tax adviser before electing the rider to assess any potential tax liability. Details about this is in the "Other Benefits - Riders" section below.

                                 OTHER BENEFITS

EXCHANGE OPTION

Once the Policy is in effect, you may exchange it during the first two (2) Policy Years for a form of non-variable permanent individual life insurance issued by the Company (or an affiliated company, if allowed by state law) on the life of the Insured. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. The Stated Amount will be the same for each Policy. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding Policy Loan must be repaid before we will make an exchange. In addition, there may be an equitable adjustment in payments and Cash Values to reflect variance, if any, in the payments (and charges) and Cash Values under this policy and the new policy.

The Company currently permits exchanges of the Policy to certain other types of insurance policies without applying surrender charges provided the entire Cash Value of the Policy is rolled over to the new policy. The new policy may be any other form of variable or non-variable, permanent (universal life or whole life), single life or survivorship policy the Company then issues. Evidence of insurability may be required. State replacements requirements may apply.

                    RIDERS (SUPPLEMENTAL INSURANCE BENEFITS)

You may elect to have the following Rider added to your Policy. This Rider may not be available in all states. The description below is intended to be general; the terms of the Rider providing the additional benefit may vary from state to state, and you should consult the Policy and Rider.

MATURITY EXTENSION RIDER   The Maturity Extension Rider allows the policy to
                           continue in force beyond the Maturity Date. The
                           policy will be continued until the earlier of the
                           Insured's Death or the receipt of a request for full
                           surrender. The Death Benefit after the Maturity Date
                           will be equal to the Cash Value as of the date of
                           Death, minus any Loan Account value and any amounts
                           payable under a collateral assignment of the policy.
                           After the Maturity Date, Interest on loans will
                           continue to accrue and will be added to the total
                           Loan Account value, and loan repayments will be
                           accepted. New loans, partial surrenders and transfers
                           among the Investment Options (funds) will continue to
                           be permitted after the Maturity Date. There is no
                           charge for this rider.

                                POLICY SURRENDERS

You may withdraw all or a portion of the Cash Surrender Value from the Policy on any day that the Company is open for business. Withdrawing all or a portion of the Cash Surrender Value may have tax consequences. See "Tax Treatment of Policy Benefits."

                                 FULL SURRENDER

You may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the Beneficiary's consent provided the Beneficiary has not been designated as irrevocable. If so, you will need the Beneficiary's consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Cash Value, minus any outstanding Policy loans, and any surrender charge. We will pay you within seven (7) days after we receive your request in good order. The Policy will terminate on the date we receive your request.

                                PARTIAL SURRENDER

You may request a partial surrender of the Policy. The minimum amount is $500. The amount paid to you will be the net amount requested. We will deduct the net amount surrendered plus any applicable surrender charge pro rata from all your selected Investment Options, unless you give us other written instructions. We will pay you within 7 days after we receive your request.

In addition to reducing the Policy's Cash Value and Amount Insured, partial surrenders will reduce the Death Benefit payable under the Policy. Under Option 1 (the Level Option), the Policy's Stated Amount will be reduced by the surrender amount. Under Option 2 (the Variable Option), the Policy's Cash Value, which is part of the Death Benefit, will be reduced by the surrender amount. We may require you to return the Policy to record this reduction.

                                  POLICY LOANS

While the Policy is in force, you may borrow money using the Policy as the only security (collateral) for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. See "Federal Tax Considerations." We will charge you interest on the amount of the loan.

A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 90% of the Policy's Cash Value (determined on the day on which the Company receives the written loan request), less any surrender penalties (See "Surrender Charges"). Subject to state law, no loan requests may be made for amounts of less than $500.

If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan request. The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Policy Owner. Loans made during the first ten Policy Years will be made at a 2% net cost on principal, and a 1% net cost on earnings. Loans made after the tenth Policy Year will be made at 2% net cost on principal and 0% net cost on earnings.

Loans will be taken from earnings first, and then from premium.

For these purposes, "earnings" represents any unloaned Cash Value, minus the total premiums paid under the Policy. Loans taken against earnings will be charged an interest rate of 4.75% during the first ten Policy Years, and 3.85% for Policy Year 11 and thereafter. Loans taken against premium will be charged an interest rate of 5.65% in all Policy Years. Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4%, and will not be affected by the investment performance of the Investment Options. The rate of return credited to amounts held in the Loan Account will be transferred back to the Investment Options on a pro rata basis after each Policy Year. The Policy's "Loan Account Value" is equal to amounts transferred from the Investment Options to the Loan Account when a loan is taken, plus capitalized loan interest, plus the net rate of return credited to the Loan Account that has not yet been transferred back to the Investment Options. Loan repayments reduce the Loan Account Value, and increase the Cash Value in the Investment Options.

The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise) to another account (the "Loan Account"). Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4% (6% in New York and Massachusetts) and will not be affected by the investment performance of the Investment Options. When loan repayments are made, the amount of the repayment will be deducted from the Loan Account and will be reallocated among the Investment Options based on the current premium allocation percentages associated with each Investment Option (unless the Policy Owner states otherwise). The Company will make the loan to the Policy Owner within seven days after receipt of the written loan request.

                                EFFECTS OF LOANS

A loan affects the Policy, because we reduce the Death Benefit proceeds and Cash Surrender Value under the Policy by any Outstanding Loan Amount. Repaying the loan causes the Death Benefit proceeds and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan amount in the Loan Account. The amount is not affected by the performance of the Investment Options. Amounts transferred from an Investment Option to the Loan Account will affect the value in that Investment Option because we credit such amounts with an interest rate we declare, rather than with a rate of return reflecting the investment results of that Investment Option.

There are risks involved in taking a loan, a few of which include an increased potential for the Policy to lapse if projected earnings, taking into account Outstanding Loans, are not achieved. A loan may have tax consequences. See "Tax Treatment of Policy Benefits." In addition, the tax consequences of a loan after the fourteenth Policy Year are uncertain.

You should consult a tax adviser before taking out a loan.

We will notify you (and any assignee of record) if the sum of your loans plus interest you owe on the loans is more than the Cash Surrender Value. If you do not submit a sufficient payment within 31 days from the date of the notice, your Policy may lapse.

                             LAPSE AND REINSTATEMENT

                                      LAPSE

Generally, if on any Deduction Date, the Cash Surrender Value of your Policy is too low to cover the Monthly Deduction Amount, your Policy will be in default and a grace period will begin. Thirty days after the default happens, we will send you a lapse notice to your last known address that the Policy may terminate. The notice will state the amount due to keep the Policy in effect and the date by which you must pay the amount due.

                                  GRACE PERIOD

After the lapse notice is sent, if you do not pay the required amount within 61 days (subject to state law) the Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits.

As long as there is an outstanding loan, we will treat that portion of any sufficient payment received during the grace period that is less than or equal to the amount of the Outstanding Loan as a repayment of the outstanding loan and not as an additional premium payment unless you request otherwise. Accordingly, we will transfer the assumed loan repayment amount from the Cash Value held in our Loan Account to the Investment Options thereby increasing the Cash Surrender Value and potentially preventing a lapse.

If the Insured dies during the Grace Period before you have paid the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit proceeds by the Monthly Deduction Amount due plus the amount of any outstanding loan.

                                  REINSTATEMENT

You may reinstate the Policy within three (3) years from the date on which the Monthly Deduction Amount was last paid if:

     (1)  the Policy was not surrendered for cash;

     (2)  you furnish us with acceptable evidence of insurability;

     (3)  you pay all past due Monthly Deduction Amounts;

     (4) you pay Premium Payments equaling the next three Monthly Deduction Amounts;

     (5)  you pay the amount of any outstanding loan.

Upon reinstatement, the Policy's Cash Value will be the amount provided by the Premium Payments you made, plus any Cash Value as of the date of lapse.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the economic benefits provided under the Policy depends on a variety of factors, including but not limited to, the tax status of the Policy Owner and the tax treatment of the Policy (whether it is a Modified Endowment Contract). This tax treatment is highly complex. The following SUMMARY PROVIDES A GENERAL DESCRIPTION OF THE MATERIAL FEDERAL TAX CONSEQUENCES to the Policy owner and Beneficiary of buying, holding and exchanging rights under the Policy. This discussion is only a brief general summary and does not purport to be complete or cover all situations and is not intended as tax or legal advice. This discussion is based upon the Company's understanding of the federal income tax laws as currently interpreted by the U.S. Treasury ("Treasury") and the Internal Revenue Service (IRS). The Company cannot guarantee that those laws or interpretations will remain unchanged.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS THAT MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX OR LEGAL ADVISOR SHOULD BE CONSULTED.

                      POTENTIAL BENEFITS OF LIFE INSURANCE

A life insurance contract, including the Policy, is a unique financial instrument that along with providing protection for premature death, also provides a number of potential tax advantages including:

     - INCOME TAX-FREE DEATH BENEFITS (e.g., the Death Benefit under the Policy, including the portion attributable to the increase in value based on the Investment Options, may pass to your Beneficiary free of income taxes.)

     - INCOME TAX-FREE GROWTH OF POLICY CASH VALUES (e.g., within the Policy, any increase in value based on the Investment Options may be tax-deferred until withdrawn - including tax-free transfers among the Investment Options, and as mentioned above, will not be subject to federal income taxes if paid as a Death Benefit.)

     - INCOME TAX-FREE ACCESS TO CASH VALUE THROUGH LOANS AND/OR WITHDRAWALS (e.g., under certain circumstances a Policy Owner may access cash from the Policy through a withdrawal, up to the tax basis, or a loan without facing tax consequences.)

Whether and how these benefits may be utilized is largely governed by IRC Sections 7702, 7702A, 817 and 101. These federal tax laws were passed to ensure that the tax advantages of life insurance are not abused.

In sum, these federal tax laws, among numerous other things, establish the following:

     -    A definition of a life insurance contract.

     -    Diversification requirements for separate account assets.

     - Limitations on policy owner's control over the assets in a separate account.

     - Guidelines to determine the maximum amount of premium that may be paid into a policy.

     -    Limitations on withdrawals from a policy.

     - Qualification testing for all life insurance policies that have cash value features.

                            TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

In order for this Policy to offer some or all of the tax advantages described above, it must meet the definition of a life insurance contract under SECTION 7702 OF THE IRC. Complying with either the cash value accumulation test or the guideline premium test set forth in IRC Section 7702 will satisfy this definition. This Policy uses the guideline premium test. Guidance as to how IRC
Section 7702 and the guideline premium test are to be applied, however, is limited. If a Policy were determined not to be a life insurance contract for purposes of IRC Section 7702, such Policy would not provide the tax advantages normally described above.

The Company believes that it is reasonable to conclude that the Policy meets the IRC Section 7702 definition of a life insurance contract. The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

In addition to meeting the definition of a life insurance contract in IRC
Section 7702 of the IRC, to qualify as life insurance for federal income tax purposes, separate account investments (or the investments of a Fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must also be "adequately diversified" pursuant to SECTION 817(H) of the IRC.

Treasury Regulation Section 1.817-5, which was adopted to implement section 817(h), generally requires that no more than 55 percent of the value of the total assets of the mutual fund owned by the separate account may be represented by any one (1) investment; no more than 70 percent of such value may be represented by any two (2) investments; no more than 80 percent of such value may be represented by any three (3) investments; and no more than 90 percent of such value may be represented by any four (4) investments. Thus, under this test, the separate account and the mutual funds are generally required to invest a specified portion of its assets in at least five (5) distinct investments. Generally, Treasury securities are not subject to the diversification test and to the extent that assets include such securities, somewhat less stringent requirements may apply.

The separate account, through the funds, intends to comply with these requirements. Although the Company does not control the funds, the Company intends to monitor the investments of the mutual funds to ensure compliance with these diversification requirements.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their policy or contract rather than the insurance company. In those circumstances, a proportionate share of the income and gains from the separate account assets would be includable in the variable contract owner's gross income each year.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets IF THE CONTRACT OWNER POSSESSES INCIDENTS OF OWNERSHIP IN THOSE SEPARATE ACCOUNT ASSETS, such as the ability to exercise investment control over the assets. The Treasury has also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets. As of the date of this prospectus, no such guidance has been issued. While we believe that the Contract does not give the Policy Owner investment control over the separate account assets, we reserve the right to modify the Policy as necessary to prevent a Policy Owner from being treated as the owner of the separate account assets supporting the Policy.

                        TAX TREATMENT OF POLICY BENEFITS

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

IN GENERAL

The Company believes that the DEATH BENEFIT UNDER THE POLICY WILL BE EXCLUDABLE FROM THE GROSS INCOME OF THE BENEFICIARY under IRC Section 101(a)(1); unless the Policy has been transferred for value and no exception to the transfer for value rules set forth in the IRC Section 101 (a)(2) applies. In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. (See discussion of "Modified Endowment Contracts" below.) Depending on the circumstances, the exchange of one life insurance policy for another, a change in the policy's face amount, a change in the policy's death benefit option, a payment of an increased level of premiums, a policy loan, a partial or full surrender, a lapse with outstanding Indebtedness, a change in ownership, or an assignment of the policy may have federal income tax consequences. Furthermore, such actions may have Federal gift and estate, as well as state and local tax consequences that will depend upon the financial situation and other circumstances of each owner or beneficiary. You should consult your tax or legal adviser for further advice on all tax issues.

THE TAX CONSEQUENCES OF DISTRIBUTION FROM, AND LOANS TAKEN FROM OR SECURED BY, A POLICY DEPEND ON WHETHER THE POLICY IS CLASSIFIED AS A "MODIFIED ENDOWMENT CONTRACT."

MODIFIED ENDOWMENT CONTRACTS

Special tax considerations apply to "Modified Endowment Contracts" (MEC). A MEC is defined under tax law as ANY POLICY THAT SATISFIES THE PRESENT DEFINITION OF A LIFE INSURANCE CONTRACT UNDER IRC SECTION 7702 BUT WHICH FAILS TO SATISFY A 7-PAY TEST SET FORTH IN IRC SECTION 7702A. A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun to determine whether the policy constitutes a MEC. A decrease to the stated amount of the Policy may cause a re-test under the 7-pay test and could cause your Policy to become a MEC. Tax regulations or other guidance will be needed to fully define those transactions that are material changes.

Any POLICY ISSUED IN EXCHANGE FOR A MEC will be subject to the tax treatment accorded to MECs. However, the Company believes that any policy received in exchange for a life insurance contract that is not a MEC will generally not be treated as a MEC if the face amount of the policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the policy to become a MEC.

LOANS AND PARTIAL WITHDRAWALS from, as well as collateral assignments of, policies that are MECs will be treated as distributions to the policy owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from MECs will be included in gross income on an income-first basis to the extent of any income in the policy (the contract value less the policy owner's investment in the policy) immediately before the distribution.

The law also imposes an additional 10% TAX ON PRE-DEATH DISTRIBUTIONS (including loans, collateral assignments, partial withdrawals and complete surrenders) FROM MECS to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If a Policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC (and therefore not taxable at the time of the distribution) could later become taxable as a distribution from a MEC if due to subsequent changes to the Policy, it later becomes a MEC.

For purposes of applying the MEC rules, all MECs that are issued by the Company (or its affiliates) to the same owner during any calendar year will be treated as one MEC contract for purposes of determining the amount includable in the owner's gross income at the time of a distribution from any such contract.

The death benefit of a modified endowment contract remains excludable from the gross income of the beneficiary to the extent described above in "Tax Treatment of Policy Benefits." Furthermore, no part of the investment growth of the cash value of a MEC is includable in the gross income of the owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of a MEC after age 59 1/2 will have the same tax consequences as life insurance policies generally as described above in "Tax Treatment of Policy Benefits."

Due to the complexity of the MEC tax rules, a policy owner should consult a qualified tax or legal adviser as to the potential MEC consequences before taking any actions with respect to the Policy.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS

Distributions from a policy that is not classified as a modified endowment contract are generally TREATED AS FIRST RECOVERING THE INVESTMENT IN THE POLICY (DESCRIBED BELOW) AND THEN, ONLY AFTER THE RETURN OF ALL SUCH INVESTMENT IN THE POLICY, AS DISTRIBUTING TAXABLE INCOME. An exception to this general rule occurs in the case of a partial surrender, a decrease in the face amount, or any other change that reduces benefits under the policy in the first 15 years after the policy is issued where, as a result of that action, a cash distribution to the owner is made by the Company in order for the policy to continue complying with the IRC Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the policy) under rules prescribed in IRC Section 7702.

Loans from, or secured by, a policy that is not a MEC are generally not treated as taxable distributions. Instead, such loans are generally treated as indebtedness of the owner. However, the tax consequences of some Policy loans are uncertain. You should consult a tax or legal adviser as to those consequences. Upon a complete surrender or lapse of a policy that is not a MEC, or when benefits are paid at such a policy's maturity date, if the amount received plus the amount of indebtedness discharged exceeds the total investment in the policy, the excess generally will be treated as ordinary income subject to tax.

Finally, neither distributions (including distributions upon surrender or lapse) nor loans from or secured by, a policy that is not a MEC, are subject to the 10 percent additional tax previously referred to above regardless of when they are made. Certain changes to the policy may cause the policy to become a MEC. Therefore, a policy owner should consult a tax or legal advisor before effecting any change to a policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing under which the Policy is pledged as security or otherwise serves as collateral, the interest paid on loans may not be tax deductible.

INVESTMENT IN THE POLICY

Investment in the policy means (i) the aggregate amount of any premiums or other consideration paid for a policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the owner (except that the amount of any loan from, or secured by, a policy that is a MEC, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a policy that is a MEC to the extent that such amount is included in the gross income of the owner.

BUSINESS USES OF POLICY

Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax or legal adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split dollar arrangements. Furthermore there have been recent proposals to restrict the tax advantages of corporate owned life insurance that are currently under considerations by Congress. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax or legal adviser.

                            OTHER TAX CONSIDERATIONS

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

INSURABLE INTEREST

The Policy Owner must have an insurable interest in the life of the Insured in order for the Policy to be valid under applicable state law and for the Policy to be treated as a life insurance policy for Federal income tax purposes. State laws on this subject vary widely, but typically require that the Policy Owner have a lawful and substantial economic interest in the continued life of the person insured, which interest must exist at the time the insurance is procured, but not necessarily at the time of the Insured's death. If no recognized insurable interest exists in a given situation, the Policy may be deemed void as against public policy under the state law and not entitled to treatment as a life insurance contract for Federal income tax purposes. It is the responsibility of the Policy Owner, not the life insurance carrier, to determine the existence of insurable interest in the life of the Insured under applicable state law.

THE COMPANY'S INCOME TAXES

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains retained to meet the Company's obligations under the Policy. Based on these expectations, no charge is being made currently to the income of the Separate Account for Federal income taxes that may be attributable to the separate account. However, the Company may assess a charge against the Investment Options for federal income taxes in the event that the Company incurs income or other tax liability attributable to the separate account under future tax law.

Under present laws, the Company may incur state and local taxes in certain states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes (including such taxes), if any, attributable to the Separate Accounts.

ALTERNATIVE MINIMUM TAX

Please consult your tax or legal adviser for alternative minimum tax rules as they may impact your Policy.

                           DISTRIBUTION & COMPENSATION

                                  DISTRIBUTION

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. The Company has appointed Travelers Distribution LLC ("TDLLC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. TDLLC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies. The Company reimburses TDLLC for expenses TDLLC incurs in distributing the Policies (e.g., commissions payable to retail broker-dealers who sell the Policies). TDLLC does not retain any fees under the Policies; however, TDLLC may receive 12b-1 fees from the Funds.

TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut 06103-3415. TDLLC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

TDLLC and the Company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Policies but are exempt from registration. Applications for the Policy are solicited by registered representatives who are associated persons of such broker-dealer firms. These representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products. The Company intends to offer the Policy in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies are offered on a continuous basis.

                             COMPENSATION -- GENERAL

Broker-dealers having selling agreements with TDLLC and the Company are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. Instead, you indirectly pay for sales and distribution expenses through overall charges and fees assessed under your Policy. For example, any profits the Company may realize through assessing the mortality and expense risk charge under your Policy may be used to pay for sales and distribution expenses. The Company may also pay for sales and distribution expenses out of any payments the Company or TDLLC may receive from the Funds for providing administrative, marketing and other support and services to the Funds.

Compensation is a factor in setting pricing under the Policies, and as disclosed in the "Modifications, Reserved Rights and Other Charges" sub-section of this prospectus, the Company has the ability to customize pricing in relation to the compensation payable to distributors for particular cases and the payments anticipated to be received for providing administrative, marketing and other support and services to the Funds.

The amount and timing of overall compensation, which includes both commissions and the additional compensation as outlined below, may vary depending on the selling and other agreements in place. The additional compensation or reimbursement we pay to certain broker-dealers may be paid in the form of flat fees.

However, these payments may be represented as a percentage of expected premium payments. Except as discussed below in the Additional Compensation Arrangements with Tower Square Securities, Inc., section below, when these additional payments are taken into account, the amount of overall compensation, including both commissions and additional compensation as outlined below, is not expected to exceed 128.25% of the target premium and 6.5% of excess premium paid in the first Policy Year. The maximum compensation payable will not exceed 6.5% of the annual renewable premium paid after Policy Year 1. The preceding expected maximum overall compensation rates are based on the assumption that the broker-dealers who have selling agreements with TDLLC will have clients that make a certain minimum amount of premium payments over the course of the year. If this assumption proves to be inaccurate, the actual overall compensation rates may be higher than the preceding expected maximum overall compensation rates.

SALE OF VARIABLE LIFE POLICIES BY ENTITIES HAVING OTHER CONTRACTUAL RELATIONSHIPS WITH THE COMPANY. The Company and TDLLC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more of the Funds or serves as a sub-adviser to a Fund of The Travelers Series Trust or Travelers Series Fund Inc., which are offered under the Policies. These firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., Salomon Brothers Asset Management and Smith Barney Fund Management. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Policies.

SALE OF VARIABLE LIFE INSURANCE BY AFFILIATES OF THE COMPANY. The Company and TDLLC may offer the Policies through retail broker-dealers that are affiliates of the Company. Because of the affiliation, these broker-dealer firms and their registered representatives may favor the Company's products.

                              COMPENSATION - TYPES

PERCENTAGE OF PREMIUM PAYMENT. We generally pay compensation as a percentage of Premium Payments invested in the Policy ("commissions"). In addition, we pay periodic asset-based commission based on all or a portion of the Contract Value. The amount of commissions we pay may vary depending on the selling agreement. We may also periodically establish commission specials whereby we pay a higher amount for sales of the Policy during a specified period; however, commissions paid under these specials will not exceed the amounts described immediately above. While a commission special is in effect, registered representatives may be inclined to favor a product that pays a higher compensation over another product where a compensation special is not in effect. We are not currently offering any commission specials.

PROMOTIONAL INCENTIVES AND PAYMENTS. To the extent permitted by NASD rules and other applicable laws and regulations, TDLLC may pay or allow other promotional incentives or payments in the form of cash or other compensation.

PREFERRED DISTRIBUTION ARRANGEMENTS. The Company and TDLLC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and TDLLC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on: aggregate, net or anticipated sales of the Policies; total assets attributable to sales of the Policies by registered representatives of the broker-dealer firm; the length of time that a Policy owner has owned the Policy; meeting certain sales thresholds; and/or actual or anticipated overhead expenses incurred by the broker-dealer firms in offering the Policies and other variable insurance products offered by the Company or its affiliates. Compensation under these arrangements may be in the form of one-time or periodic lump sum payments. The Company and TDLLC have entered into such arrangements with Interlink Securities, Inc., Tower Square Securities, Inc., NFP Securities, Inc., The Leaders Group, Inc., Underwriter Equity Corporation and ING Financial Partners.

In addition, the Company or TDLLC may sponsor all or a portion of broker-dealer firms' annual, regional or other meetings with their registered representatives and executives for purposes of educating them as to the Company's products. Any such compensation or reimbursement payable to a broker-dealer firm will be made by TDLLC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

ADDITIONAL COMPENSATION ARRANGEMENTS WITH TOWER SQUARE SECURITIES, INC. The Company and TDLLC have entered into a selling agreement with Tower Square Securities, Inc. ("Tower Square"), which is affiliated with the Company. Registered representatives of Tower Square, who are properly licensed and appointed, may offer the Policy to customers. In addition to compensation described above, representatives are eligible for various cash benefits, such as bonuses, commission advances and non-cash compensation programs offered by the Company, such as retirement and other benefit plans for agents and the ability to purchase Citigroup common stock at a discount. Sales of the Policies may help qualify a Tower Square representative for such benefits.

Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, sales representatives who meet certain Company productivity, persistency and length of services standards may be eligible for additional compensation. In addition to the compensation described above, Tower Square may receive up to 25% of target premium in additional compensation. This compensation is not paid to registered representatives but is used by Tower Square to supplement its operating income and may cause Tower Square or its representatives to favor the Company's products.

                            OTHER POLICY INFORMATION

                       PAYMENT AND SUSPENSION OF VALUATION

You may send your written requests for payment to our Home Office. We ordinarily pay any proceeds, loan amounts, or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Benefit proceeds, which we determine as of the date of the Insured's death, the amount we pay is as of the end of the Valuation Period during which our Home Office receives all required documents. We may pay our Death Benefit proceeds in a lump sum or under an optional payment plan.

                                POLICY STATEMENTS

We will maintain all records relating to the separate accounts, the Investment Options. At least once each Policy Year, we will send you a statement showing:

     -    the Cash Value, Stated Amount and Amount Insured;

     -    the date and amount of each Premium Payment;

     -    the date and amount of each Monthly Deduction;

     - the amount of any outstanding Policy Loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account;

     - the date and amount of any partial surrenders and the amount of any partial surrender charges or decrease of Stated Amount charges;

     -    the annualized cost of any Riders purchased under the Policy; and

     - a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

                LIMITS ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

The Company may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue while sane or insane (subject to state law) the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender and
(ii) the amount of any Outstanding Loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law) and if the policy is reinstated, the two year period will be measured from the date of reinstatement.

                         MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the corrected information. You may file proof of age at any time at our Home Office.

                                 POLICY CHANGES

At any time, we may make such changes to your Policy as are necessary to assure compliance with the definition of life insurance prescribed in the Code. We may amend your Policy to conform with any law or regulation issued by any government agency to which it is subject. Only our officers have the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. Each endorsement, amendment, or rider must be signed by an officer of the Company to be valid.

Addition and Substitution of Funds. If the use of a Separate Account or of an Investment Option is no longer possible, or in our judgment becomes inappropriate for the purposes of the Policy, we may substitute another separate account or Investment Option without your consent. The new Investment Option may have higher fees and charges than the one it replaced, and may not necessarily be available to all classes of Policies. We will not substitute Investment Options without notice to you and without prior approval of the SEC and of the insurance commissioner of the state where this Policy is issued for delivery, to the extent required by law. We also may add other Investment Options under the Policy.

                              EMERGENCY PROCEDURE

We reserve the right to postpone any surrender, partial surrender, policy loan, or payment of death benefit proceeds for a period not to exceed 12 months, if in our reasonable judgment, such postponement is necessary for the orderly liquidation of assets invested in an Investment Option. Furthermore, we may postpone any payment involving a determination of Cash Value in any case whenever:

     (1) the New York Stock Exchange or any stock exchange in which an Investment Option invests is closed (except for customary weekend and holiday closings) or trading on the New York Stock Exchange or other stock exchange is restricted as determined by the SEC or equivalent authority; or

     (2) in our reasonable judgment, we determine that a state of emergency exists so that valuation of the assets in an Investment Option or disposal of securities is not reasonably practicable.

Allocations and transfers to, and deductions and transfers from, an Investment Option may be postponed as described in (1) and (2) above.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Policy Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

                                LEGAL PROCEEDINGS

In 2003 and 2004, several issues in the mutual fund and variable insurance product industries have come under the scrutiny of federal and state regulators. Like many other companies in our industry, the Company has received a request for information from the Securities and Exchange Commission (SEC) and a subpoena from the New York Attorney General regarding market timing and late trading. During 2004 the SEC requested additional information about the Company's variable product operations on market timing, late trading and revenue sharing, and the SEC, the National Association of Securities Dealers and the New York Insurance Department have made inquiries into these issues and other matters associated with the sale and distribution of insurance products. In addition, like many insurance companies and agencies, in 2004 and 2005 the Company received inquiries from certain state Departments of Insurance regarding producer compensation and bidding practices. The Company is cooperating fully with all of these requests and is not able to predict their outcomes.

Notwithstanding the above, there are no pending legal proceedings affecting either the Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse affect on the ability of either Company to meet its obligations under the applicable Contract.

                              FINANCIAL STATEMENTS

We have included the Company's financial statements and the applicable Separate Account's financial statements in the applicable Statement of Additional Information.

                                   APPENDIX A

                GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS

ACCUMULATION UNIT -- a standard of measurement used to calculate the value of the Investment Options.

AGE -- the Insured's age as of his or her last birthday.

AMOUNT INSURED -- under Option 1, the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 the Amount Insured will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured.

AVERAGE NET GROWTH RATE -- an annual measurement of growth, used to determine the next year's mortality and expense risk charge. For each Policy Owner, the rate is determined each Policy Year as follows: total daily earnings of the Investment Option (s) you select, divided by the average amount you allocated during the Policy Year. The daily earnings are measured using the net asset value per share of the Investment Options.

BENEFICIARY (IES) -- the person(s) named to receive the Death Benefit of this Policy after the death of the Insured.

CASH SURRENDER VALUE -- the Cash Value less any Outstanding Loans, Accelerated Benefit Lien and applicable surrender charges.

CASH VALUE -- the sum of the accumulated value held in the Investment Options plus the Loan Account value.

CODE -- the Internal Revenue Code.

COMPANY (ISSUING COMPANY) -- either The Travelers Insurance Company or The Travelers Life and Annuity Company. The name of the Company that issued your Policy appears on your Policy and is determined primarily by the state where you purchased the Policy.

COMPANY'S HOME OFFICE -- the principal executive offices located at One Cityplace, Hartford, Connecticut 06103-3415.

COST OF INSURANCE CHARGE -- A charge that reflects the anticipated mortality of the Insured.

DEATH BENEFIT -- the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured.

DEDUCTION DATE (OR DAY) -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

FUND -- See Mutual Fund.

GENERAL ACCOUNT -- an account that consists of the Company's assets other than those held in any separate account.

INITIAL PREMIUM PAYMENT -- the first Premium Payment made under the Policy.

INSURANCE COMPANY (IES) -- either The Travelers Insurance Company or The Travelers Life and Annuity Company depending on which company issues your Policy.

INSURED -- the person whose life is insured under the Policy.

INVESTMENT OPTIONS -- the segments of the separate account to which you may allocate Premium Payments or Cash Value. Each Investment Option invests directly in a corresponding Mutual Fund (Fund).

INVESTMENT OPTION DEDUCTION -- the charge we deduct from each Investment Option to cover our mortality and expenses risk charges and administrative charges. It is shown on the Policy Summary.

ISSUE DATE -- the date on which the Company issues the Policy for delivery to the Policy Owner.

ISSUING COMPANY -- either The Travelers Insurance Company or The Travelers Life and Annuity Company. The name of the Issuing Company appears on your Policy and is determined primarily by the state where you purchased the Policy.

LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any Policy Loan, and to which we credit a fixed rate of interest.

MATURITY BENEFIT -- An amount equal to the Policy's Cash Value, less any outstanding loan or unpaid Monthly Deduction Amount or amounts payable to an assignee, payable to the Policy Owner if the Insured is living on the Maturity Date.

MATURITY DATE -- The anniversary of the Policy Date on which the Insured is age 100.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required for this Policy to qualify as life insurance under federal tax law. It is a stated percentage of Cash Value determined as of the first day of the Policy Month and is shown in the Policy.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Cash Value, which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any Rider(s).

MUTUAL FUND (OR FUND) -- a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a Mutual Fund of the same name.

NET AMOUNT AT RISK -- the Death Benefit minus the Cash Value at the beginning of each Policy Month.

NET PREMIUM PAYMENT -- the amount of each Premium Payment, minus the deduction of any sales expense charges, Premium Taxes or Deferred Acquisition Cost Charges as shown on the Policy Summary.

OUTSTANDING LOAN -- Amount owed the Company as a result of policy loans including both principal and accrued interest.

POLICY -- VintageLife, a modified single premium life insurance policy.

POLICY ANNIVERSARY -- an anniversary of the Policy Date.

POLICY DATE -- the date shown on the Policy Summary and used to determine administrative transactions on the Policy (e.g., Deduction Days, Policy Years).

POLICY MONTH -- twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.

POLICY OWNER(S) (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS -- each successive twelve-month period; the first beginning with the Policy Date.

PREMIUM PAYMENT -- the amounts you send us to be applied to your Policy.

RIDERS -- supplemental insurance benefits offered under the Policy. There are additional charges associated with some Riders.

SEPARATE ACCOUNT(S) -- assets set aside by the Company, the investment performance of which is kept separate from that of other assets of the Company.

STATED AMOUNT -- the amount selected by the Policy Owner used to determine the Death Benefit, which may be increased or decreased as described in the Policy.

UNDERWRITING PERIOD -- the time period from when we receive a completed Application until the Issue Date.

VALUATION DATE -- a day on which the separate account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                                   APPENDIX B
                          REPRESENTATIVE STATED AMOUNTS

The following table represents the Single Premium Factors for the determination of the Stated Amount per dollar of Gross Premium, varying by Male and Female (applicable to standard lives).

             MALE                             FEMALE
------------------------------   --------------------------------
AGE    SP FAC    AGE    SP FAC   AGE    SP FAC     AGE    SP FAC
---   --------   ---   -------   ---   ---------   ---   --------
 20   12.65742    51   3.32670    20   16.15463     51   4.13678
 21   12.20773    52   3.19482    21   15.48558     52   3.97060
 22   11.76323    53   3.06987    22   14.83810     53   3.81237
 23   11.32222    54   2.95167    23   14.21155     54   3.66170
 24   10.88482    55   2.83985    24   13.60662     55   3.51803
 25   10.45123    56   2.73405    25   13.02272     56   3.38078
 26   10.02300    57   2.63380    26   12.45932     57   3.24928
 27    9.60257    58   2.53865    27   11.91653     58   3.12290
 28    9.19198    59   2.44827    28   11.39430     59   3.00125
 29    8.79287    60   2.36238    29   10.89240     60   2.88420
 30    8.40647    61   2.28087    30   10.41067     61   2.77188
 31    8.03383    62   2.20360    31    9.94865     62   2.66457
 32    7.67547    63   2.13053    32    9.50535     63   2.56258
 33    7.33157    64   2.06153    33    9.08002     64   2.46607
 34    7.00238    65   1.99645    34    8.67288     65   2.37482
 35    6.68772    66   1.93500    35    8.28367     66   2.28843
 36    6.38750    67   1.87688    36    7.91217     67   2.20637
 37    6.10155    68   1.82180    37    7.55883     68   2.12805
 38    5.82963    69   1.76950    38    7.22327     69   2.05307
 39    5.57132    70   1.71990    39    6.90517     70   1.98132
 40    5.32610    71   1.67297    40    6.60400     71   1.91287
 41    5.09358    72   1.62875    41    6.31898     72   1.84795
 42    4.87303    73   1.58733    42    6.04912     73   1.78683
 43    4.66378    74   1.54873    43    5.79305     74   1.72965
 44    4.46520    75   1.51285    44    5.54958     75   1.67632
 45    4.27672    76   1.47945    45    5.31792     76   1.62663
 46    4.09775    77   1.44823    46    5.09715     77   1.58023
 47    3.92765    78   1.41890    47    4.88652     78   1.53675
 48    3.76588    79   1.39115    48    4.68553     79   1.49587
 49    3.61205    80   1.36485    49    4.49387     80   1.45742
 50    2.46573                    50    4.31108

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX C
                           HYPOTHETICAL ILLUSTRATIONS

The following hypothetical illustrations are intended to illustrate how the Policy's Cash Value, Cash Surrender Value and Death Benefit change over time based on a representative insured's age and rating classification as well as a representative premium payment pattern. Each illustration assumes that all premium payments are invested in the Investment Options and Corresponding Funds, and none is invested in the Fixed Account. Each illustration assumes gross rates of returns for the Funds, before deduction of Fund charges, of 0%, 6% and 12%. The first example illustrates that the maximum Guaranteed Cost of Insurance Rates and administrative expense charge allowable under the Policy are charged in all years. The second example illustrates that the current Cost of Insurance Rates and administrative expense charge are charged in all years. Both examples also reflect (i) the monthly deduction of 0.0166667% for the first ten years following the Initial Premium for premium taxes, (ii) the mortality and expense risk charge, and (iii) an arithmetic average of Fund expenses.

The Cost of Insurance Rates charged varies by age, sex and underwriting classification. This charge is deducted monthly. The current administrative expense charge is 0.00%. The guaranteed administrative expense charge is 0.40%. This charge is deducted daily. Both charges are deducted pro rata from each of the Investment Options.

The current and guaranteed mortality and expense risk charge is 0.90% if the Average Net Growth Rate in the previous Policy Year is less than 6.50%, and 0.75% if the Average Net Growth Rate in the previous Policy Year is at least 6.50%.

The charge for Fund expenses reflected in the illustrations assumes that Cash Value is allocated equally among all Investment Options and is an arithmetic average of investment advisory fees and other expenses charged by each of the available Funds during the most recent calendar year. The Fund expenses used do not reflect any expense reimbursement agreements that may be in effect, as shown in the Policy prospectus summary. If the expense reimbursement arrangements were reflected, values shown in the illustrations may be higher. The actual charges under a Policy for expenses of the Funds will vary from year to year and will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0% and 6% correspond to approximate net annual rates of -1.65% and 4.35%, respectively, on a current and guaranteed basis. The illustrated gross annual investment rate of return of 12% corresponds to an approximate net annual rate of return of 10.35% in the first Policy Year, and 10.50% thereafter. These approximate net annual rates of return do not include the deduction of the cost of insurance charge and the policy administrative charge. If they did, they would be lower.

The illustrations do not reflect any charges for federal income taxes against either Separate Account since the Company is not currently deducting such charges from either Separate Account. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Cash Values and Cash Surrender Values illustrated.

If actual gross rates of return on the Funds are higher or lower than those assumed in these illustrations, and/or if the actual current charges are higher or lower than those assumed in these illustrations, the actual results (Death Benefit, Cash Value, and Cash Surrender Value) will differ from the illustrated results.

Where required by law or upon request, the Company, through its agent, will provide you a personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Fund expenses, arithmetic average Fund expenses and/or the actual Fund expenses depending on what you request. An explanation of how the Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration would not exceed 12%.

                                  VINTAGE LIFE
             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
                HYPOTHETICAL ILLUSTRATION WITH GUARANTEED CHARGES

Male, Issue Age 59                                       Face Amount:   $236,000
Non-Smoker                                               Single Premium: $90,000

         TOTAL            DEATH BENEFIT*                     CASH VALUE*                 CASH SURRENDER VALUE*
       PREMIUMS   ------------------------------   ------------------------------   ------------------------------
        WITH 5%       0%        6%        12%         0%         6%         12%        0%         6%        12%
YEAR   INTEREST   (-2.05%)   (3.95%)    (9.95%)#   (-2.05%)   (3.95%)    (9.95%)#   (-2.05%)   (3.95%)    (9.95%)#
----   --------   --------   -------   ---------   --------   -------   ---------   --------   -------   ---------
  1      94,500    236,000   236,000     236,000     85,717    91,071      96,427     78,967    84,321      89,677
  2      99,225    236,000   236,000     236,000     81,252    91,992     103,532     74,502    85,242      96,782
  3     104,186    236,000   236,000     236,000     76,567    92,730     111,255     70,267    86,430     104,955
  4     109,396    236,000   236,000     236,000     71,614    93,248     119,672     65,314    86,948     113,372
  5     114,865    236,000   236,000     236,000     66,337    93,501     128,870     60,487    87,651     123,020
  6     120,609    236,000   236,000     236,000     60,681    93,443     138,963     55,281    88,043     133,563
  7     126,639    236,000   236,000     236,000     54,585    93,027     150,093     50,085    88,527     145,593
  8     132,971    236,000   236,000     236,000     47,988    92,202     162,438     44,388    88,602     158,838
  9     139,620    236,000   236,000     236,000     40,820    90,911     176,213     38,120    88,211     173,513
 10     146,601    236,000   236,000     236,000     32,994    89,082     191,680     32,994    89,082     191,680
 15     187,104          0   236,000     328,174          0    68,041     301,077          0    68,041     301,077
 20     238,797          0         0     501,712          0         0     477,821          0         0     477,821
 25     304,772          0         0     789,157          0         0     751,578          0         0     751,578
 30     388,975          0         0   1,221,126          0         0   1,162,977          0         0   1,162,977
 35     496,441          0         0   1,829,784          0         0   1,793,906          0         0   1,793,906
 40     633,599          0         0   2,894,936          0         0   2,894,936          0         0   2,894,936
 41     665,279          0         0   3,187,324          0         0   3,187,324          0         0   3,187,324

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

# 9.95% is increased to 10.10% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.

*    Net Interest Rates are shown in parenthesis.

                                  VINTAGE LIFE
             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
                 HYPOTHETICAL ILLUSTRATION WITH CURRENT CHARGES

Male, Issue Age 59                                       Face Amount:   $236,000
Non-Smoker                                               Single Premium: $90,000

         TOTAL            DEATH BENEFIT*                     CASH VALUE*                 CASH SURRENDER VALUE*
       PREMIUMS   ------------------------------   ------------------------------   ------------------------------
        WITH 5%       0%        6%        12%         0%         6%         12%        0%         6%        12%
YEAR   INTEREST   (-2.05%)   (3.95%)    (9.95%)#   (-2.05%)   (3.95%)    (9.95%)#   (-2.05%)   (3.95%)    (9.95%)#
----   --------   --------   -------   ---------   --------   -------   ---------   --------   -------   ---------
  1      94,500    236,000   236,000     236,000     86,716    92,086      97,457     79,966    85,336      90,707
  2      99,225    236,000   236,000     236,000     83,361    94,154     105,744     76,611    87,404      98,994
  3     104,186    236,000   236,000     236,000     79,942    96,219     114,844     73,642    89,919     108,544
  4     109,396    236,000   236,000     236,000     76,413    98,243     124,825     70,113    91,943     118,525
  5     114,865    236,000   236,000     236,000     72,747   100,212     135,790     66,897    94,362     129,940
  6     120,609    236,000   236,000     236,000     68,918   102,111     147,866     63,518    96,711     142,466
  7     126,639    236,000   236,000     236,000     64,857   103,889     161,177     60,357    99,389     156,677
  8     132,971    236,000   236,000     236,000     60,578   105,569     175,922     56,978   101,969     172,322
  9     139,620    236,000   236,000     236,000     55,997   107,092     192,291     53,297   104,392     189,591
 10     146,601    236,000   236,000     246,295     51,130   108,480     210,509     51,130   108,480     210,509
 15     187,104    236,000   236,000     365,103     19,730   112,911     334,956     19,730   112,911     334,956
 20     238,797          0   236,000     562,041          0   102,920     535,277          0   102,920     535,277
 25     304,772          0   236,000     892,554          0    59,075     850,051          0    59,075     850,051
 30     388,975          0         0   1,402,196          0         0   1,335,425          0         0   1,335,425
 35     496,441          0         0   2,134,647          0         0   2,092,791          0         0   2,092,791
 40     633,599          0         0   3,379,998          0         0   3,379,998          0         0   3,379,998
 41     665,279          0         0   3,721,377          0         0   3,721,377          0         0   3,721,377

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

# 9.95% is increased to 10.10% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.

*    Net Interest Rates are shown in parenthesis.

To learn more about the Policy, you should read the Statement of Additional Information (SAI) dated the same date as this prospectus, which is incorporated by reference into this Prospectus. For a free copy of the SAI or for other Policy inquiries please contact us by writing to Travelers Life & Annuity, One Cityplace, 3CP, Hartford, CT 06103-3415, call 1-800-842-9406 or access the SEC's website (http://www.sec.gov).

To obtain free copies of personalized illustrations of death benefits, cash surrender values, and cash values please contact your agent or registered representative.

The SAI and additional information about the Registrant can be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Registrant are available on the Commission's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.

Investment Company Act File Numbers: 811-8950 and 811-8952

L-12415                                                                    05/05

                                   VINTAGELIFE
                                   (POLICIES)

                   PART B: STATEMENT OF ADDITIONAL INFORMATION
                                      (SAI)

                                      DATED


                                NOVEMBER 24, 2008


                                       FOR


                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
      (FORMERLY METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE)
                                  (REGISTRANT)


                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (DEPOSITOR)


This Statement of Additional Information ("SAI") is not a prospectus. This SAI contains additional information about the Policies listed above and MetLife Insurance Company of Connecticut (the "Company," "we," "our," and "us"). The Company no longer offers the Policies to new purchasers. It does continue to accept additional premium payments from existing policy owners. You should read this SAI in conjunction with the prospectuses dated May 2, 2005, as supplemented. The defined terms used in this SAI are as defined in the prospectuses.



Copies of the prospectuses may be obtained by writing to MetLife Insurance Company of Connecticut, 1300 Hall Boulevard, Bloomfield, CT 06002-2910, or by calling 1-800-334-4298 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY................................................       3
  The Depositor................................................................       3
  State Regulation.............................................................       3
  The Registrant...............................................................       3
  Registration Statements......................................................       3
  The Custodian................................................................       3
UNDERWRITING AND DISTRIBUTION AGREEMENTS.......................................       3
  Distribution and Principal Underwriting Agreement............................       3
  Compensation.................................................................       4
VALUATION OF ASSETS............................................................       5
  Investment Options...........................................................       5
  Cash Value...................................................................       5
  Accumulation Unit Value......................................................       5
CALCULATION OF MONEY MARKET YIELD..............................................       5
ADDITIONAL INFORMATION ABOUT POLICY CHARGES....................................       6
  Special Purchase Plans.......................................................       6
  Underwriting Procedures......................................................       6
  Increases and Decreases in Stated Amount.....................................       6
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................       6
FINANCIAL STATEMENTS...........................................................       7

                         GENERAL INFORMATION AND HISTORY


THE DEPOSITOR. MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's Home Office is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910 and its telephone number is (860) 308-1000.



The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. On December 7, 2007, the operations of the Company and MetLife Life and Annuity Company of Connecticut ("MLACC") were combined through a merger, with the Company as the surviving company after the merger.


STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.


THE REGISTRANT. Effective November 24, 2008, the Company combined MetLife of CT Fund UL II for Variable Life Insurance, MetLife of CT Variable Life Insurance Separate Account One, MetLife of CT Variable Life Insurance Separate Account Two and MetLife of CT Variable Life Insurance Separate Account Three, with and into MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"). Fund UL was established under the laws of Connecticut on November 10, 1983. Fund UL is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account." Separate Accounts are primarily designed to keep policy assets separate from other company assets.


REGISTRATION STATEMENTS. Registration Statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statements, their amendments and exhibits, contain information beyond that found in the prospectuses and the SAI.

THE CUSTODIAN. The Company holds title to the assets in the Separate Account.

                    UNDERWRITING AND DISTRIBUTION AGREEMENTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Information about the distribution of the Policies is contained in the prospectus (see "Distribution & Compensation"). Additional information is provided below.

MetLife Investors Distribution Company ("MLIDC") serves as the principal underwriter and distributor of the securities offered through this prospectus pursuant to the terms of the Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDC or its predecessors over the past three years.

                         MLIDC UNDERWRITING COMMISSIONS

                         UNDERWRITING COMMISSIONS PAID TO        AMOUNT OF UNDERWRITING
                                       MLIDC                          COMMISSIONS
        YEAR                      BY THE COMPANY                   RETAINED BY MLIDC
-------------------     ----------------------------------     -------------------------
  2007.............                 $4,941,000*                            $0
  2006.............                 $4,190,000                             $0
  2005.............                 $6,004,000                             $0


* Includes Underwriting Commissions paid by MLACC.

The Policies were offered on a continuous basis. MLIDC entered into selling agreements with broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may have offered the Policies but are exempt from registration. Applications for the Policies were solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policies typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and on-cash compensation and other benefits. Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policies and from profits on payments received by the Company and MLIDC from the Funds.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements were not offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Policies, total assets attributable to sales of the Policies by registered representatives of the broker-dealer firms or based on the length of time that a Policy owner has owned the Policy. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets, Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
Pioneer Funds Distributor, Inc.
PFS Investments, Inc. (d/b/a/ Primerica)

There are other broker-dealer firms who receive compensation for servicing our Policies, and the Cash Value of the Policies or the amount of added Premium payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

INVESTMENT OPTIONS: The value of the assets of each Investment Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CASH VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of an Investment Option from one valuation period to the next. The net investment factor for an Investment Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Investment Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of an Investment Option is equal to (a) minus (b), divided by (c) where:

          (a) = investment income plus capital gains and losses (whether realized or unrealized);

          (b) = any deduction for applicable taxes (presently zero); and

          (c) = the value of the assets of the Investment Option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. An Investment Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Investment Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Investment Option and takes into account the investment performance, expenses and the deduction of certain expenses.

                        CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Investment Option for a 7-day period, as described below. On a Policy-specific basis, the effective yield is computed at each month-end according to the following formula:

       Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change - Policy Charge Adjustment) / Prior AUV.

AUV Change = Current AUV - Prior AUV.

Policy Charge Adjustment = Average AUV x Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Policy Fee x (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Investment Option for the same 7-day period, determined on an unadjusted basis (which does not deduct Policy-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Policy, the yield for the Investment Option will be lower than the yield for the corresponding Fund. The yields on amounts held in the Investment Option normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Investment Option is affected by changes in interest rates on money market securities, average portfolio maturity of the Fund, the types and qualities of portfolio securities held by the Fund's and the Fund's operating expenses. Yields on amounts held in the Investment Option may also be presented for periods other than a 7-day period.

                   ADDITIONAL INFORMATION ABOUT POLICY CHARGES

SPECIAL PURCHASE PLANS. We reserve the right to waive all or a part of any fee we charge under the Policy (excluding Fund expenses). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue; type and frequency of administrative and sales service provided; or any other factor we determine relevant. Any fee modification will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued.

UNDERWRITING PROCEDURES. The Policy's cost of insurance depends on the insured's sex, issue age, risk class and length of time the Policy has been in force. The rates will vary depending on tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the Insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables. The maximum rates for the tables-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

The cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

INCREASES AND DECREASES IN STATED AMOUNT. For certain Policies, after the first Policy Year, you may request in writing to change the Stated Amount. When your Stated Amount changes, your Policy charges and possibly your Death Benefit will also change. If you increase or decrease your Stated Amount your Policy may become a modified endowment contract (MEC) under federal tax law (please see the Federal Income Taxes section of the Prospectus for more information and consult your tax adviser for information on the impact a modified endowment contract may effect you).

Under some circumstances you will need to provide evidence that the insured(s) is still insurable. Any change in Stated Amount will be effective on either the next or prior Monthly Deduction Date after the change has been approved by us.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Investment Options of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                              FINANCIAL STATEMENTS


The financial statements of the Separate Accounts and the Company follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Policies and should not be considered as bearing on the investment performance of the Separate Account.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
MetLife of CT Fund UL for Variable Life Insurance and the Board of
Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Fund UL for Variable Life Insurance (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Investment Options listed in Appendix A as of December 31, 2007 and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Investment Options listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Investment Options constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008
(November 18, 2008 as to Note 7)

                                   APPENDIX A

American Funds Global Growth Investment Option (Class 2)
American Funds Growth Investment Option (Class 2)
American Funds Growth-Income Investment Option (Class 2)
Dreyfus VIF Appreciation Investment Option (Initial Shares)
Dreyfus VIF Developing Leaders Investment Option (Initial Shares)
Fidelity VIP Contrafund Investment Option (Service Class)
Fidelity VIP Equity-Income Investment Option (Initial Class)
Fidelity VIP Growth Investment Option (Initial Class)
Fidelity VIP High Income Investment Option (Initial Class)
Fidelity VIP Mid Cap Investment Option (Service Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Investment Option (Class 2) FTVIPT Templeton Developing Markets Securities Investment Option (Class 2) FTVIPT Templeton Foreign Securities Investment Option (Class 2)
FTVIPT Templeton Global Income Securities Investment Option (Class 1) Goldman Sachs Capital Growth Investment Option (Institutional Class)
Janus Aspen Global Technology Investment Option (Service Shares)
Janus Aspen Mid Cap Growth Investment Option (Service Shares)
Janus Aspen Worldwide Growth Investment Option (Service Shares)
LMPVET Aggressive Growth Investment Option (Class I)
LMPVET Capital Investment Option
LMPVET Equity Index Investment Option (Class I)
LMPVET Fundamental Value Investment Option (Class I)
LMPVET International All Cap Opportunity Investment Option
LMPVET Investors Investment Option (Class I)
LMPVET Large Cap Growth Investment Option (Class I)
LMPVET Capital and Income Investment Option (Class II)
LMPVIT High Income Investment Option
MIST BlackRock High Yield Investment Option (Class A)
MIST Janus Forty Investment Option (Class A)
MIST Legg Mason Partners Managed Assets Investment Option (Class A)
MIST Loomis Sayles Global Markets Investment Option (Class A)
MIST Lord Abbett Bond Debenture Investment Option (Class A)
MIST Lord Abbett Growth and Income Investment Option (Class B)
MIST Met/AIM Capital Appreciation Investment Option (Class A)
MIST Met/AIM Small Cap Growth Investment Option (Class A)
MIST MFS Emerging Markets Equity Investment Option (Class A)
MIST MFS Research International Investment Option (Class B)
MIST MFS Value Investment Option (Class A)
MIST Neuberger Berman Real Estate Investment Option (Class A)
MIST PIMCO Inflation Protected Bond Investment Option (Class A)
MIST Pioneer Fund Investment Option (Class A)
MIST Pioneer Strategic Income Investment Option (Class A)
MIST Third Avenue Small Cap Value Investment Option (Class B)
MSF BlackRock Aggressive Growth Investment Option (Class D)
MSF BlackRock Diversified Investment Option (Class A)
MSF BlackRock Money Market Investment Option (Class A)
MSF FI Large Cap Investment Option (Class A)
MSF FI Value Leaders Investment Option (Class D)
MSF Lehman Brothers Aggregate Bond Index Investment Option (Class A)
MSF MetLife Aggressive Allocation Investment Option (Class B)
MSF MetLife Conservative Allocation Investment Option (Class B)
MSF MetLife Conservative to Moderate Allocation Investment Option (Class B) MSF MetLife Moderate Allocation Investment Option (Class B)
MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B) MSF MetLife Stock Index Investment Option (Class A)
MSF MFS Total Return Investment Option (Class F)
MSF Morgan Stanley EAFE Index Investment Option (Class A)
MSF Oppenheimer Global Equity Investment Option (Class A)
MSF Russell 2000 Index Investment Option (Class A)
MSF T. Rowe Price Large Cap Growth Investment Option (Class B)
MSF Western Asset Management U.S. Government Investment Option (Class A) PIMCO VIT Total Return Investment Option (Administrative Class)
Pioneer Mid Cap Value VCT Investment Option (Class II)
Putnam VT Discovery Growth Investment Option (Class IB)
Van Kampen LIT Comstock Investment Option (Class II)
Van Kampen LIT Strategic Growth Investment Option (Class I)
Vanguard VIF Mid-Cap Index Investment Option
Vanguard VIF Total Stock Market Index Investment Option
The Merger Fund VL Investment Option

                                   APPENDIX B

Credit Suisse Trust Emerging Markets Investment Option
Dreyfus Stock Index Investment Option (Initial Shares)
DWS VIT Small Cap Index Investment Option (Class A)
Fidelity VIP Asset Manager SM Investment Option (Initial Class)
FTVIP Templeton Global Asset Allocation Investment Option (Class 1) LMPVPIII Large Cap Value Investment Option
MetLife Investment Diversified Bond Investment Option (Class I)
MetLife Investment International Stock Investment Option (Class I) MetLife Investment Large Company Stock Investment Option (Class I) MetLife Investment Small Company Stock Investment Option (Class I)
MSF Morgan Stanley EAFE Index Investment Option (Class B)
MSF Western Asset Management High Yield Bond Investment Option (Class A) PIMCO Real Return Investment Option (Administrative Class)
Putnam VT International Equity Investment Option (Class IB)
Putnam VT Small Cap Value Investment Option (Class IB)

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                               AMERICAN FUNDS      AMERICAN FUNDS    AMERICAN FUNDS       DREYFUS VIF
                                GLOBAL GROWTH          GROWTH         GROWTH-INCOME       APPRECIATION
                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS 2)          (CLASS 2)          (CLASS 2)       (INITIAL SHARES)
                              -----------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $1,679,939         $4,419,012         $2,986,401           $11,897
                                  ----------         ----------         ----------           -------
         Total Assets              1,679,939          4,419,012          2,986,401            11,897
                                  ----------         ----------         ----------           -------
LIABILITIES:
   Other payables
      Insurance charges                  109                288                196                 1
      Administrative charges               5                 14                  4                --
   Due to MetLife Insurance
      Company of Connecticut              --                 --                 --                --
                                  ----------         ----------         ----------           -------
         Total Liabilities               114                302                200                 1
                                  ----------         ----------         ----------           -------
NET ASSETS                        $1,679,825         $4,418,710         $2,986,201           $11,896
                                  ==========         ==========         ==========           =======

   The accompanying notes are an integral part of these financial statements.


                                 DREYFUS VIF         FIDELITY VIP       FIDELITY VIP
                              DEVELOPING LEADERS      CONTRAFUND       EQUITY-INCOME    FIDELITY VIP GROWTH
                              INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                               (INITIAL SHARES)    (SERVICE CLASS)    (INITIAL CLASS)     (INITIAL CLASS)
                              ------------------  -----------------  -----------------  -------------------
ASSETS:
   Investments at fair value       $459,112           $2,156,104        $11,299,290         $12,333,251
                                   --------           ----------        -----------         -----------
         Total Assets               459,112            2,156,104         11,299,290          12,333,251
                                   --------           ----------        -----------         -----------
LIABILITIES:
   Other payables
      Insurance charges                  31                  136                683                 733
      Administrative charges             --                    3                 61                  60
   Due to MetLife Insurance
      Company of Connecticut             --                   --                 --                  --
                                   --------           ----------        -----------         -----------
         Total Liabilities               31                  139                744                 793
                                   --------           ----------        -----------         -----------
NET ASSETS                         $459,081           $2,155,965        $11,298,546         $12,332,458
                                   ========           ==========        ===========         ===========

   The accompanying notes are an integral part of these financial statements.

                                                                        FTVIPT FRANKLIN
                                 FIDELITY VIP                             SMALL-MID CAP
                                 HIGH INCOME     FIDELITY VIP MID CAP  GROWTH SECURITIES
                              INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                               (INITIAL CLASS)     (SERVICE CLASS 2)       (CLASS 2)
                              -----------------  --------------------  -----------------
ASSETS:
   Investments at fair value      $1,831,792            $719,970            $693,242
                                  ----------            --------            --------
         Total Assets              1,831,792             719,970             693,242
                                  ----------            --------            --------
LIABILITIES:
   Other payables
      Insurance charges                  107                  44                  46
      Administrative charges               8                   1                   2
   Due to MetLife Insurance
      Company of Connecticut              --                  --                  --
                                  ----------            --------            --------
         Total Liabilities               115                  45                  48
                                  ----------            --------            --------
NET ASSETS                        $1,831,677            $719,925            $693,194
                                  ==========            ========            ========

                               FTVIPT TEMPLETON                        FTVIPT TEMPLETON
                              DEVELOPING MARKETS   FTVIPT TEMPLETON     GLOBAL INCOME
                                  SECURITIES      FOREIGN SECURITIES     SECURITIES
                              INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS 2)            (CLASS 2)          (CLASS 1)
                              ------------------  ------------------  -----------------
ASSETS:
   Investments at fair value      $1,220,338          $1,510,555           $914,024
                                  ----------          ----------           --------
         Total Assets              1,220,338           1,510,555            914,024
                                  ----------          ----------           --------
LIABILITIES:
   Other payables
      Insurance charges                   76                  96                 55
      Administrative charges              --                   5                  5
   Due to MetLife Insurance
      Company of Connecticut              --                  --                 --
                                  ----------          ----------           --------
         Total Liabilities                76                 101                 60
                                  ----------          ----------           --------
NET ASSETS                        $1,220,262          $1,510,454           $913,964
                                  ==========          ==========           ========

   The accompanying notes are an integral part of these financial statements.

                                  GOLDMAN SACHS         JANUS ASPEN        JANUS ASPEN        JANUS ASPEN
                                 CAPITAL GROWTH      GLOBAL TECHNOLOGY   MID CAP GROWTH     WORLDWIDE GROWTH
                                INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                              (INSTITUTIONAL CLASS)   (SERVICE SHARES)  (SERVICE SHARES)    (SERVICE SHARES)
                              ---------------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value          $134,100            $106,589            $733,966          $527,510
                                      --------            --------            --------          --------
         Total Assets                  134,100             106,589             733,966           527,510
                                      --------            --------            --------          --------
LIABILITIES:
   Other payables
      Insurance charges                     10                   7                  47                34
      Administrative charges                --                  --                   3                 2
   Due to MetLife Insurance
      Company of Connecticut                --                  --                  --                --
                                      --------            --------            --------          --------
         Total Liabilities                  10                   7                  50                36
                                      --------            --------            --------          --------
NET ASSETS                            $134,090            $106,582            $733,916          $527,474
                                      ========            ========            ========          ========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET                                LMPVET
                              AGGRESSIVE GROWTH                       EQUITY INDEX
                              INVESTMENT OPTION    LMPVET CAPITAL   INVESTMENT OPTION
                                  (CLASS I)      INVESTMENT OPTION      (CLASS I)
                              -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $1,783,380           $169,775         $4,960,511
                                  ----------           --------         ----------
         Total Assets              1,783,380            169,775          4,960,511
                                  ----------           --------         ----------
LIABILITIES:
   Other payables
      Insurance charges                  115                 11                336
      Administrative charges               2                 --                 14
   Due to MetLife Insurance
      Company of Connecticut              --                 --                 --
                                  ----------           --------         ----------
         Total Liabilities               117                 11                350
                                  ----------           --------         ----------
NET ASSETS                        $1,783,263           $169,764         $4,960,161
                                  ==========           ========         ==========

                                    LMPVET              LMPVET
                              FUNDAMENTAL VALUE  INTERNATIONAL ALL CAP   LMPVET INVESTORS
                              INVESTMENT OPTION       OPPORTUNITY       INVESTMENT OPTION
                                  (CLASS I)        INVESTMENT OPTION        (CLASS I)
                              -----------------  ---------------------  -----------------
ASSETS:
   Investments at fair value      $4,392,514             $80,472            $1,796,371
                                  ----------             -------            ----------
         Total Assets              4,392,514              80,472             1,796,371
                                  ----------             -------            ----------
LIABILITIES:
   Other payables
      Insurance charges                  285                   5                   117
      Administrative charges              20                  --                    10
   Due to MetLife Insurance
      Company of Connecticut              --                  --                    --
                                  ----------             -------            ----------
         Total Liabilities               305                   5                   127
                                  ----------             -------            ----------
NET ASSETS                        $4,392,209             $80,467            $1,796,244
                                  ==========             =======            ==========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET              LMPVET                                    MIST
                              LARGE CAP GROWTH   CAPITAL AND INCOME                      BLACKROCK HIGH YIELD
                              INVESTMENT OPTION  INVESTMENT OPTION   LMPVIT HIGH INCOME   INVESTMENT OPTION
                                  (CLASS I)          (CLASS II)       INVESTMENT OPTION       (CLASS A)
                              -----------------  ------------------  ------------------  --------------------
ASSETS:
   Investments at fair value      $1,197,215          $244,790           $1,130,614            $151,894
                                  ----------          --------           ----------            --------
         Total Assets              1,197,215           244,790            1,130,614             151,894
                                  ----------          --------           ----------            --------
LIABILITIES:
   Other payables
      Insurance charges                   80                16                   72                   6
      Administrative charges               5                --                    6                  --
   Due to MetLife Insurance
      Company of Connecticut              --               202                   --                  --
                                  ----------          --------           ----------            --------
         Total Liabilities                85               218                   78                   6
                                  ----------          --------           ----------            --------
NET ASSETS                        $1,197,130          $244,572           $1,130,536            $151,888
                                  ==========          ========           ==========            ========

   The accompanying notes are an integral part of these financial statements.

                                                  MIST LEGG MASON
                                                  PARTNERS MANAGED  MIST LOOMIS SAYLES
                               MIST JANUS FORTY        ASSETS          GLOBAL MARKETS
                              INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                  (CLASS A)          (CLASS A)           (CLASS A)
                              -----------------  -----------------  ------------------
ASSETS:
   Investments at fair value     $12,586,958         $3,402,522         $6,634,259
                                 -----------         ----------         ----------
         Total Assets             12,586,958          3,402,522          6,634,259
                                 -----------         ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                  770                193                381
      Administrative charges              68                  9                 26
   Due to MetLife Insurance
      Company of Connecticut              --                 --                 --
                                 -----------         ----------         ----------
         Total Liabilities               838                202                407
                                 -----------         ----------         ----------
NET ASSETS                       $12,586,120         $3,402,320         $6,633,852
                                 ===========         ==========         ==========


                               MIST LORD ABBETT   MIST LORD ABBETT      MIST MET/AIM
                                BOND DEBENTURE   GROWTH AND INCOME  CAPITAL APPRECIATION
                              INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                  (CLASS A)          (CLASS B)            (CLASS A)
                              -----------------  -----------------  --------------------
ASSETS:
   Investments at fair value       $414,008           $238,724           $3,012,426
                                   --------           --------           ----------
         Total Assets               414,008            238,724            3,012,426
                                   --------           --------           ----------
LIABILITIES:
   Other payables
      Insurance charges                  25                 16                  198
      Administrative charges             --                 --                   21
   Due to MetLife Insurance
      Company of Connecticut             --                 --                   --
                                   --------           --------           ----------
         Total Liabilities               25                 16                  219
                                   --------           --------           ----------
NET ASSETS                         $413,983           $238,708           $3,012,207
                                   ========           ========           ==========

   The accompanying notes are an integral part of these financial statements.


                                 MIST MET/AIM    MIST MFS EMERGING  MIST MFS RESEARCH
                               SMALL CAP GROWTH   MARKETS EQUITY      INTERNATIONAL      MIST MFS VALUE
                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS A)          (CLASS A)          (CLASS B)          (CLASS A)
                              -----------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value       $332,130           $201,552           $781,248           $266,546
                                   --------           --------           --------           --------
         Total Assets               332,130            201,552            781,248            266,546
                                   --------           --------           --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  21                 13                 51                 16
      Administrative charges              1                 --                  1                  1
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --                 --
                                   --------           --------           --------           --------
         Total Liabilities               22                 13                 52                 17
                                   --------           --------           --------           --------
NET ASSETS                         $332,108           $201,539           $781,196           $266,529
                                   ========           ========           ========           ========

The accompanying notes are an integral part of these financial statements.

                                                      MIST PIMCO
                                MIST NEUBERGER    INFLATION PROTECTED
                              BERMAN REAL ESTATE         BOND          MIST PIONEER FUND
                              INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                  (CLASS A)            (CLASS A)           (CLASS A)
                              ------------------  -------------------  -----------------
ASSETS:
   Investments at fair value       $242,812             $425,275            $363,372
                                   --------             --------            --------
         Total Assets               242,812              425,275             363,372
                                   --------             --------            --------
LIABILITIES:
   Other payables
      Insurance charges                  15                   27                  23
      Administrative charges             --                    2                   2
   Due to MetLife Insurance
      Company of Connecticut             --                   --                  --
                                   --------             --------            --------
         Total Liabilities               15                   29                  25
                                   --------             --------            --------
NET ASSETS                         $242,797             $425,246            $363,347
                                   ========             ========            ========


                                 MIST PIONEER    MIST THIRD AVENUE    MSF BLACKROCK
                               STRATEGIC INCOME   SMALL CAP VALUE   AGGRESSIVE GROWTH
                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS A)          (CLASS B)          (CLASS D)
                              -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $1,316,247          $948,806          $437,239
                                  ----------          --------          --------
         Total Assets              1,316,247           948,806           437,239
                                  ----------          --------          --------
LIABILITIES:
   Other payables
      Insurance charges                   82                59                29
      Administrative charges               5                 3                --
   Due to MetLife Insurance
      Company of Connecticut              --                --                --
                                  ----------          --------          --------
         Total Liabilities                87                62                29
                                  ----------          --------          --------
NET ASSETS                        $1,316,160          $948,744          $437,210
                                  ==========          ========          ========

The accompanying notes are an integral part of these financial statements.

                                MSF BLACKROCK      MSF BLACKROCK                          MSF FI VALUE
                                 DIVERSIFIED        MONEY MARKET    MSF FI LARGE CAP        LEADERS
                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS A)          (CLASS A)          (CLASS A)          (CLASS D)
                              -----------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $3,566,522         $7,092,607         $5,757,719         $1,607,140
                                  ----------         ----------         ----------         ----------
         Total Assets              3,566,522          7,092,607          5,757,719          1,607,140
                                  ----------         ----------         ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                  192                451                374                104
      Administrative charges               7                 31                 39                  2
   Due to MetLife Insurance
      Company of Connecticut              --                 --                 --                 --
                                  ----------         ----------         ----------         ----------
         Total Liabilities               199                482                413                106
                                  ----------         ----------         ----------         ----------
NET ASSETS                        $3,566,323         $7,092,125         $5,757,306         $1,607,034
                                  ==========         ==========         ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                  MSF LEHMAN                                MSF METLIFE
                              BROTHERS AGGREGATE       MSF METLIFE          CONSERVATIVE
                                  BOND INDEX      AGGRESSIVE ALLOCATION      ALLOCATION
                              INVESTMENT OPTION     INVESTMENT OPTION    INVESTMENT OPTION
                                  (CLASS A)             (CLASS B)            (CLASS B)
                              ------------------  ---------------------  -----------------
ASSETS:
   Investments at fair value         $7,470               $199,844             $14,305
                                     ------               --------             -------
         Total Assets                 7,470                199,844              14,305
                                     ------               --------             -------
LIABILITIES:
   Other payables
      Insurance charges                  --                     13                   1
      Administrative charges             --                      1                  --
   Due to MetLife Insurance
      Company of Connecticut             --                     --                  --
                                     ------               --------             -------
         Total Liabilities               --                     14                   1
                                     ------               --------             -------
NET ASSETS                           $7,470               $199,830             $14,304
                                     ======               ========             =======

                                  MSF METLIFE                                MSF METLIFE
                                CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                              MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                               INVESTMENT OPTION    INVESTMENT OPTION     INVESTMENT OPTION
                                   (CLASS B)            (CLASS B)             (CLASS B)
                              -------------------  -------------------  ---------------------
ASSETS:
   Investments at fair value        $135,391              $93,807              $815,661
                                    --------              -------              --------
         Total Assets                135,391               93,807               815,661
                                    --------              -------              --------
LIABILITIES:
   Other payables
      Insurance charges                    7                    6                    50
      Administrative charges              --                   --                     2
   Due to MetLife Insurance
      Company of Connecticut              --                   --                    --
                                    --------              -------              --------
         Total Liabilities                 7                    6                    52
                                    --------              -------              --------
NET ASSETS                          $135,384              $93,801              $815,609
                                    ========              =======              ========

   The accompanying notes are an integral part of these financial statements.

                                 MSF METLIFE          MSF MFS       MSF MORGAN STANLEY   MSF OPPENHEIMER
                                 STOCK INDEX        TOTAL RETURN        EAFE INDEX         GLOBAL EQUITY
                              INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS A)          (CLASS F)           (CLASS A)          (CLASS A)
                              -----------------  -----------------  ------------------  -----------------
ASSETS:
   Investments at fair value      $9,837,398        $6,114,255          $101,882           $11,556,657
                                  ----------        ----------          --------           -----------
         Total Assets              9,837,398         6,114,255           101,882            11,556,657
                                  ----------        ----------          --------           -----------
LIABILITIES:
   Other payables
      Insurance charges                  609               386                 6                   674
      Administrative charges              61                27                --                    50
   Due to MetLife Insurance
      Company of Connecticut              --                --                --                    --
                                  ----------        ----------          --------           -----------
         Total Liabilities               670               413                 6                   724
                                  ----------        ----------          --------           -----------
NET ASSETS                        $9,836,728        $6,113,842          $101,876           $11,555,933
                                  ==========        ==========          ========           ===========

  The accompanying notes are an integreal part of these financial statements.

                                                                     MSF WESTERN ASSET
                                      MSF         MSF T. ROWE PRICE      MANAGEMENT
                              RUSSELL 2000 INDEX  LARGE CAP GROWTH    U.S. GOVERNMENT
                               INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                   (CLASS A)           (CLASS B)         (CLASS A)
                              ------------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $2,766,546           $267,267          $3,118,095
                                  ----------           --------          ----------
         Total Assets              2,766,546            267,267           3,118,095
                                  ----------           --------          ----------
LIABILITIES:
   Other payables
      Insurance charges                  169                 17                 159
      Administrative charges              12                 --                  14
   Due to MetLife Insurance
      Company of Connecticut              --                 --                  --
                                  ----------           --------          ----------
         Total Liabilities               181                 17                 173
                                  ----------           --------          ----------
NET ASSETS                        $2,766,365           $267,250          $3,117,922
                                  ==========           ========          ==========

                                                                               PUTNAM
                                     PIMCO VIT         PIONEER MID CAP      VT DISCOVERY
                                    TOTAL RETURN          VALUE VCT           GROWTH
                                INVESTMENT OPTION     INVESTMENT OPTION  INVESTMENT OPTION
                              (ADMINISTRATIVE CLASS)      (CLASS II)         (CLASS IB)
                              ----------------------  -----------------  -----------------
ASSETS:
   Investments at fair value         $2,634,007            $326,919          $35,911
                                     ----------            --------          -------
         Total Assets                 2,634,007             326,919           35,911
                                     ----------            --------          -------
LIABILITIES:
   Other payables
      Insurance charges                     170                  20                2
      Administrative charges                  4                   1               --
   Due to MetLife Insurance
      Company of Connecticut                 --                  --               --
                                     ----------            --------          -------
         Total Liabilities                  174                  21                2
                                     ----------            --------          -------
NET ASSETS                           $2,633,833            $326,898          $35,909
                                     ==========            ========          =======

  The accompanying notes are an integreal part of these financial statements.

                               VAN KAMPEN LIT      VAN KAMPEN LIT                         VANGUARD VIF
                                  COMSTOCK        STRATEGIC GROWTH    VANGUARD VIF     TOTAL STOCK MARKET
                              INVESTMENT OPTION  INVESTMENT OPTION    MID-CAP INDEX          INDEX
                                 (CLASS II)          (CLASS I)      INVESTMENT OPTION  INVESTMENT OPTION
                              -----------------  -----------------  -----------------  ------------------
ASSETS:
   Investments at fair value       $255,183          $192,900            $541,955           $302,823
                                   --------          --------            --------           --------
         Total Assets               255,183           192,900             541,955            302,823
                                   --------          --------            --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  16                14                  29                 19
      Administrative charges             --                --                   1                  1
   Due to MetLife Insurance
      Company of Connecticut             --                --                  --                 --
                                   --------          --------            --------           --------
         Total Liabilities               16                14                  30                 20
                                   --------          --------            --------           --------
NET ASSETS                         $255,167          $192,886            $541,925           $302,803
                                   ========          ========            ========           ========

   The accompanying notes are an integreal part of these financial statements.

                              THE MERGER FUND VL
                               INVESTMENT OPTION
                              ------------------
ASSETS:
   Investments at fair value       $110,237
                                   --------
         Total Assets               110,237
                                   --------
LIABILITIES:
   Other payables
      Insurance charges                   7
      Administrative charges              1
   Due to MetLife Insurance
      Company of Connecticut             --
                                   --------
         Total Liabilities                8
                                   --------
NET ASSETS                         $110,229
                                   ========

   The accompanying notes are an integreal part of these financial statements.

                              METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
                                 OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                                            STATEMENT OF OPERATIONS
                                     FOR THE YEAR ENDED DECEMBER 31, 2007

                                               AMERICAN FUNDS     AMERICAN FUNDS     AMERICAN FUNDS
                                               GLOBAL GROWTH          GROWTH         GROWTH-INCOME     CREDIT SUISSE TRUST
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION    EMERGING MARKETS
                                                 (CLASS 2)          (CLASS 2)          (CLASS 2)      INVESTMENT OPTION (a)
                                             -----------------  -----------------  -----------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $ 41,750          $ 33,649           $ 45,693             $     --
                                                  --------          --------           --------             --------
EXPENSES:
      Mortality and expense risk
         charges                                    11,848            33,166             22,826                  375
      Administrative charges                           494             1,639                399                    1
                                                  --------          --------           --------             --------
         Total expenses                             12,342            34,805             23,225                  376
                                                  --------          --------           --------             --------
            Net investment income (loss)            29,408            (1,156)            22,468                 (376)
                                                  --------          --------           --------             --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   60,693           285,645             95,575                   --
      Realized gains (losses) on sale of
         investments                                34,298            64,728             46,607               64,874
                                                  --------          --------           --------             --------
            Net realized gains (losses)             94,991           350,373            142,182               64,874
                                                  --------          --------           --------             --------
      Change in unrealized gains (losses)
         on investments                             71,692            95,004            (55,829)             (56,996)
                                                  --------          --------           --------             --------
      Net increase (decrease) in net assets
         resulting from operations                $196,091          $444,221           $108,821             $  7,502
                                                  ========          ========           ========             ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                      DREYFUS VIF         DREYFUS VIF
                                              DREYFUS STOCK INDEX     APPRECIATION    DEVELOPING LEADERS
                                              INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                             (INITIAL SHARES) (a)   (INITIAL SHARES)   (INITIAL SHARES)
                                             --------------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $    47,266              $157            $   4,275
                                                 -----------              ----            ---------
EXPENSES:
      Mortality and expense risk
         charges                                      27,868                93                4,413
      Administrative charges                           3,054                --                   60
                                                 -----------              ----            ---------
         Total expenses                               30,922                93                4,473
                                                 -----------              ----            ---------
            Net investment income (loss)              16,344                64                 (198)
                                                 -----------              ----            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --                --               74,748
      Realized gains (losses) on sale of
         investments                               2,535,542               259                 (798)
                                                 -----------              ----            ---------
            Net realized gains (losses)            2,535,542               259               73,950
                                                 -----------              ----            ---------
      Change in unrealized gains (losses)
         on investments                           (1,932,765)              313             (136,023)
                                                 -----------              ----            ---------
      Net increase (decrease) in net assets
         resulting from operations               $   619,121              $636            $ (62,271)
                                                 ===========              ====            =========

                                                  DWS VIT        FIDELITY VIP ASSET    FIDELITY VIP
                                              SMALL CAP INDEX        MANAGER SM          CONTRAFUND
                                             INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                               (CLASS A) (a)    (INITIAL CLASS) (a)   (SERVICE CLASS)
                                             -----------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  23,324            $ 113,520           $  17,297
                                                ---------            ---------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                    6,594                7,653              14,808
      Administrative charges                          540                  259                 360
                                                ---------            ---------           ---------
         Total expenses                             7,134                7,912              15,168
                                                ---------            ---------           ---------
            Net investment income (loss)           16,190              105,608               2,129
                                                ---------            ---------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 170,926              103,830             516,091
      Realized gains (losses) on sale of
         investments                              579,890              118,350              45,115
                                                ---------            ---------           ---------
            Net realized gains (losses)           750,816              222,180             561,206
                                                ---------            ---------           ---------
      Change in unrealized gains (losses)
         on investments                          (626,122)            (147,179)           (261,102)
                                                ---------            ---------           ---------
      Net increase (decrease) in net assets
         resulting from operations              $ 140,884            $ 180,609           $ 302,233
                                                =========            =========           =========

   The accompanying notes are an integral part of these financial statements.


                                                FIDELITY VIP                           FIDELITY VIP
                                               EQUITY-INCOME    FIDELITY VIP GROWTH     HIGH INCOME     FIDELITY VIP MID CAP
                                             INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION
                                              (INITIAL CLASS)      (INITIAL CLASS)    (INITIAL CLASS)     (SERVICE CLASS 2)
                                             -----------------  -------------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                 $   214,897          $   96,889          $153,300              $ 3,105
                                                -----------          ----------          --------              -------
EXPENSES:
      Mortality and expense risk
         charges                                     91,593              84,746            13,838                4,673
      Administrative charges                          7,928               7,017             1,062                   48
                                                -----------          ----------          --------              -------
         Total expenses                              99,521              91,763            14,900                4,721
                                                -----------          ----------          --------              -------
            Net investment income (loss)            115,376               5,126           138,400               (1,616)
                                                -----------          ----------          --------              -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   947,547              10,088                --               50,528
      Realized gains (losses) on sale of
         investments                                382,215             151,784           (55,185)               8,422
                                                -----------          ----------          --------              -------
            Net realized gains (losses)           1,329,762             161,872           (55,185)              58,950
                                                -----------          ----------          --------              -------
      Change in unrealized gains (losses)
         on investments                          (1,262,135)          2,536,677           (43,464)              25,274
                                                -----------          ----------          --------              -------
      Net increase (decrease) in net assets
         resulting from operations              $   183,003          $2,703,675          $ 39,751              $82,608
                                                ===========          ==========          ========              =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              FTVIP TEMPLETON     FTVIPT FRANKLIN    FTVIPT TEMPLETON
                                               GLOBAL ASSET        SMALL-MID CAP    DEVELOPING MARKETS
                                                 ALLOCATION      GROWTH SECURITIES      SECURITIES
                                             INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                               (CLASS 1) (a)         (CLASS 2)          (CLASS 2)
                                             -----------------  ------------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $       --           $    --            $ 16,055
                                                 ----------           -------            --------
EXPENSES:
      Mortality and expense risk
         charges                                     12,556             5,432               6,148
      Administrative charges                            859               249                  --
                                                 ----------           -------            --------
         Total expenses                              13,415             5,681               6,148
                                                 ----------           -------            --------
            Net investment income (loss)            (13,415)           (5,681)              9,907
                                                 ----------           -------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --            49,035              55,167
      Realized gains (losses) on sale of
         investments                              1,087,648            15,312              14,244
                                                 ----------           -------            --------
            Net realized gains (losses)           1,087,648            64,347              69,411
                                                 ----------           -------            --------
      Change in unrealized gains (losses)
         on investments                            (736,033)            6,113             130,664
                                                 ----------           -------            --------
      Net increase (decrease) in net assets
         resulting from operations               $  338,200           $64,779            $209,982
                                                 ==========           =======            ========

                                                                   FTVIPT TEMPLETON
                                               FTVIPT TEMPLETON     GLOBAL INCOME        GOLDMAN SACHS
                                              FOREIGN SECURITIES     SECURITIES          CAPITAL GROWTH
                                              INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION
                                                  (CLASS 2)           (CLASS 1)      (INSTITUTIONAL CLASS)
                                             -------------------  -----------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $ 23,564            $25,123               $   246
                                                  --------            -------               -------
EXPENSES:
      Mortality and expense risk
         charges                                     9,921              6,526                 1,045
      Administrative charges                           554                605                    10
                                                  --------            -------               -------
         Total expenses                             10,475              7,131                 1,055
                                                  --------            -------               -------
            Net investment income (loss)            13,089             17,992                  (809)
                                                  --------            -------               -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   53,748                 --                    --
      Realized gains (losses) on sale of
         investments                                16,493             18,368                 5,775
                                                  --------            -------               -------
            Net realized gains (losses)             70,241             18,368                 5,775
                                                  --------            -------               -------
      Change in unrealized gains (losses)
         on investments                             84,575             50,994                 6,158
                                                  --------            -------               -------
      Net increase (decrease) in net assets
         resulting from operations                $167,905            $87,354               $11,124
                                                  ========            =======               =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN        JANUS ASPEN        JANUS ASPEN           LMPVET
                                             GLOBAL TECHNOLOGY    MID CAP GROWTH   WORLDWIDE GROWTH   AGGRESSIVE GROWTH
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                              (SERVICE SHARES)   (SERVICE SHARES)  (SERVICE SHARES)       (CLASS I)
                                             -----------------  -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $   338            $    486           $ 2,821           $      --
                                                  -------            --------           -------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                      751               5,513             3,758              14,383
      Administrative charges                           34                 356               198                 184
                                                  -------            --------           -------           ---------
         Total expenses                               785               5,869             3,956              14,567
                                                  -------            --------           -------           ---------
            Net investment income (loss)             (447)             (5,383)           (1,135)            (14,567)
                                                  -------            --------           -------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --               3,902                --              10,144
      Realized gains (losses) on sale of
         investments                                1,945              40,139            17,273             124,744
                                                  -------            --------           -------           ---------
            Net realized gains (losses)             1,945              44,041            17,273             134,888
                                                  -------            --------           -------           ---------
      Change in unrealized gains (losses)
         on investments                            16,544              89,558            11,629            (102,412)
                                                  -------            --------           -------           ---------
      Net increase (decrease) in net assets
         resulting from operations                $18,042            $128,216           $27,767           $  17,909
                                                  =======            ========           =======           =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVET EQUITY          LMPVET
                                                                      INDEX        FUNDAMENTAL VALUE
                                               LMPVET CAPITAL   INVESTMENT OPTION  INVESTMENT OPTION
                                             INVESTMENT OPTION      (CLASS I)          (CLASS I)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $    694          $  92,999          $  55,144
                                                  --------          ---------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                     1,290             43,637             37,507
      Administrative charges                            --              1,652              2,748
                                                  --------          ---------          ---------
         Total expenses                              1,290             45,289             40,255
                                                  --------          ---------          ---------
            Net investment income (loss)              (596)            47,710             14,889
                                                  --------          ---------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    9,495            233,271            215,474
      Realized gains (losses) on sale of
         investments                                 2,862            263,637            195,566
                                                  --------          ---------          ---------
            Net realized gains (losses)             12,357            496,908            411,040
                                                  --------          ---------          ---------
      Change in unrealized gains (losses)
         on investments                            (11,875)          (270,229)          (397,612)
                                                  --------          ---------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $   (114)         $ 274,389          $  28,317
                                                  ========          =========          =========

                                                    LMPVET                                  LMPVET
                                             INTERNATIONAL ALL CAP   LMPVET INVESTORS  LARGE CAP GROWTH
                                                  OPPORTUNITY       INVESTMENT OPTION  INVESTMENT OPTION
                                               INVESTMENT OPTION      (CLASS I) (B)        (CLASS I)
                                             ---------------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                     $    767            $  23,019           $    508
                                                    --------            ---------           --------
EXPENSES:
      Mortality and expense risk
         charges                                         553               11,308             10,580
      Administrative charges                              --                1,019                698
                                                    --------            ---------           --------
         Total expenses                                  553               12,327             11,278
                                                    --------            ---------           --------
            Net investment income (loss)                 214               10,692            (10,770)
                                                    --------            ---------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     40,149               50,441                 --
      Realized gains (losses) on sale of
         investments                                   1,059               (7,003)           115,946
                                                    --------            ---------           --------
            Net realized gains (losses)               41,208               43,438            115,946
                                                    --------            ---------           --------
      Change in unrealized gains (losses)
         on investments                              (39,336)            (101,173)           (41,550)
                                                    --------            ---------           --------
      Net increase (decrease) in net assets
         resulting from operations                  $  2,086            $ (47,043)          $ 63,626
                                                    ========            =========           ========

   The accompanying notes are an integral part of these financial statements.

                                                    LMPVET                                                          MIST
                                              CAPITAL AND INCOME                            LMPVPIII         BLACKROCK HIGH YIELD
                                              INVESTMENT OPTION   LMPVIT HIGH INCOME     LARGE CAP VALUE       INVESTMENT OPTION
                                                  (CLASS II)      INVESTMENT OPTION   INVESTMENT OPTION (a)      (CLASS A) (b)
                                              ------------------  ------------------  ---------------------  --------------------
INVESTMENT INCOME:
      Dividends                                    $  2,942            $102,040             $   8,355               $    --
                                                   --------            --------             ---------               -------
EXPENSES:
      Mortality and expense risk
         charges                                      1,866               9,384                 5,591                   508
      Administrative charges                             --                 673                   517                    --
                                                   --------            --------             ---------               -------
         Total expenses                               1,866              10,057                 6,108                   508
                                                   --------            --------             ---------               -------
            Net investment income (loss)              1,076              91,983                 2,247                  (508)
                                                   --------            --------             ---------               -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    39,157                  --                    --                    --
      Realized gains (losses) on sale of
         investments                                  2,451             (15,689)              483,153                   (66)
                                                   --------            --------             ---------               -------
            Net realized gains (losses)              41,608             (15,689)              483,153                   (66)
                                                   --------            --------             ---------               -------
      Change in unrealized gains (losses)
         on investments                             (33,353)            (79,193)             (367,785)               (2,514)
                                                   --------            --------             ---------               -------
      Net increase (decrease) in net assets
         resulting from operations                 $  9,331           $  (2,899)            $ 117,615               $(3,088)
                                                   ========           =========             =========               =======


(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                        MIST
                                                                 LEGG MASON PARTNERS  MIST LOOMIS SAYLES
                                               MIST JANUS FORTY     MANAGED ASSETS      GLOBAL MARKETS
                                              INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                                  (CLASS A)           (CLASS A)         (CLASS A) (b)
                                              -----------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends                                   $   19,429          $  84,143           $       --
                                                  ----------          ---------           ----------
EXPENSES:
      Mortality and expense risk
         charges                                      83,299             23,965               29,761
      Administrative charges                           7,389              1,184                2,055
                                                  ----------          ---------           ----------
         Total expenses                               90,688             25,149               31,816
                                                  ----------          ---------           ----------
            Net investment income (loss)             (71,259)            58,994              (31,816)
                                                  ----------          ---------           ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  1,868,320            295,782                   --
      Realized gains (losses) on sale of
         investments                                  44,217             10,441               56,710
                                                  ----------          ---------           ----------
            Net realized gains (losses)            1,912,537            306,223               56,710
                                                  ----------          ---------           ----------
      Change in unrealized gains (losses)
         on investments                            1,111,543           (175,119)           1,134,813
                                                  ----------          ---------           ----------
      Net increase (decrease) in net assets
         resulting from operations                $2,952,821          $ 190,098           $1,159,707
                                                  ==========          =========           ==========

                                               MIST LORD ABBETT   MIST LORD ABBETT      MIST MET/AIM
                                                BOND DEBENTURE   GROWTH AND INCOME  CAPITAL APPRECIATION
                                              INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                                  (CLASS A)          (CLASS B)           (CLASS A)
                                              -----------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                     $18,668            $ 1,823            $   2,773
                                                    -------            -------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                      2,646              1,763               24,254
      Administrative charges                              4                 55                2,495
                                                    -------            -------            ---------
         Total expenses                               2,650              1,818               26,749
                                                    -------            -------            ---------
            Net investment income (loss)             16,018                  5              (23,976)
                                                    -------            -------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       431              9,369                7,613
      Realized gains (losses) on sale of
         investments                                    901              2,478               (9,957)
                                                    -------            -------            ---------
            Net realized gains (losses)               1,332             11,847               (2,344)
                                                    -------            -------            ---------
      Change in unrealized gains (losses)
         on investments                               3,368             (5,959)             345,132
                                                    -------            -------            ---------
      Net increase (decrease) in net assets
         resulting from operations                  $20,718            $ 5,893            $ 318,812
                                                    =======            =======             ========

   The accompanying notes are an integral part of these financial statements.

                                                                                        MIST MFS
                                               MIST MET/AIM     MIST MFS EMERGING      RESEARCH
                                             SMALL CAP GROWTH     MARKETS EQUITY     INTERNATIONAL      MIST MFS VALUE
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                                 (CLASS A)        (CLASS A) (b)      (CLASS B) (b)        (CLASS A)
                                             -----------------  -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $    --            $    --             $    --            $     1
                                                 -------            -------             -------            -------
EXPENSES:
      Mortality and expense risk
         charges                                   1,304                988               3,555              1,691
      Administrative charges                          45                  3                  70                 63
                                                 -------            -------             -------            -------
         Total expenses                            1,349                991               3,625              1,754
                                                 -------            -------             -------            -------
            Net investment income (loss)          (1,349)              (991)             (3,625)            (1,753)
                                                 -------            -------             -------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  2,626                 --                  --              4,347
      Realized gains (losses) on sale of
         investments                               4,150              4,137               2,129              5,556
                                                 -------            -------             -------            -------
            Net realized gains (losses)            6,776              4,137               2,129              9,903
                                                 -------            -------             -------            -------
      Change in unrealized gains (losses)
         on investments                           10,540             40,259              35,662              6,588
                                                 -------            -------             -------            -------
      Net increase (decrease) in net assets
         resulting from operations               $15,967            $43,405             $34,166            $14,738
                                                 =======            =======             =======            =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                      MIST PIMCO
                                               MIST NEUBERGER    INFLATION PROTECTED
                                             BERMAN REAL ESTATE          BOND         MIST PIONEER FUND
                                              INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                                  (CLASS A)         (CLASS A) (b)         (CLASS A)
                                             ------------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $   5,015             $    --             $ 3,264
                                                 ---------             -------             -------
EXPENSES:
      Mortality and expense risk
         charges                                     3,046               2,452               2,834
      Administrative charges                            38                 226                 261
                                                 ---------             -------             -------
         Total expenses                              3,084               2,678               3,095
                                                 ---------             -------             -------
            Net investment income (loss)             1,931              (2,678)                169
                                                 ---------             -------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   40,190                  --                  --
      Realized gains (losses) on sale of
         investments                                (8,778)              9,491               8,800
                                                 ---------             -------             -------
            Net realized gains (losses)             31,412               9,491               8,800
                                                 ---------             -------             -------
      Change in unrealized gains (losses)
         on investments                           (100,048)             30,781               6,598
                                                 ---------             -------             -------
      Net increase (decrease) in net assets
         resulting from operations               $ (66,705)            $37,594             $15,567
                                                 =========             =======             =======

                                                MIST PIONEER    MIST THIRD AVENUE  METLIFE INVESTMENT
                                              STRATEGIC INCOME   SMALL CAP VALUE    DIVERSIFIED BOND
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                                 (CLASS A)          (CLASS B)        (CLASS I) (c)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $ 9,634           $  2,254             $ 348
                                                  -------           --------             -----
EXPENSES:
      Mortality and expense risk
         charges                                   10,462              5,661                56
      Administrative charges                          704                233                --
                                                  -------           --------             -----
         Total expenses                            11,166              5,894                56
                                                  -------           --------             -----
            Net investment income (loss)           (1,532)            (3,640)              292
                                                  -------           --------             -----
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             14,802                --
      Realized gains (losses) on sale of
         investments                                8,638             (2,300)              880
                                                  -------           --------             -----
            Net realized gains (losses)             8,638             12,502               880
                                                  -------           --------             -----
      Change in unrealized gains (losses)
         on investments                            71,246            (91,714)             (811)
                                                  -------           --------             -----
      Net increase (decrease) in net assets
         resulting from operations                $78,352           $(82,852)            $ 361
                                                  =======           ========             =====

   The accompanying notes are an integral part of these financial statements.

                                              METLIFE INVESTMENT   METLIFE INVESTMENT   METLIFE INVESTMENT    MSF BLACKROCK
                                             INTERNATIONAL STOCK  LARGE COMPANY STOCK  SMALL COMPANY STOCK  AGGRESSIVE GROWTH
                                              INVESTMENT OPTION    INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                                (CLASS I) (c)        (CLASS I) (c)        (CLASS I) (c)         (CLASS D)
                                             -------------------  -------------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                    $  2,387              $  289              $  1,174            $    --
                                                   --------              ------              --------            -------
EXPENSES:
      Mortality and expense risk
         charges                                        503                 127                 2,200              3,227
      Administrative charges                             --                  --                    --                 29
                                                   --------              ------              --------            -------
         Total expense                                  503                 127                 2,200              3,256
                                                   --------              ------              --------            -------
            Net investment income (loss)              1,884                 162                (1,026)            (3,256)
                                                   --------              ------              --------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     8,655                  49                64,967                 --
      Realized gains (losses) on sale of
         investments                                 22,916               1,832               (16,162)             7,978
                                                   --------              ------              --------            -------
            Net realized gains (losses)              31,571               1,881                48,805              7,978
                                                   --------              ------              --------            -------
      Change in unrealized gains (losses)
         on investments                             (26,044)               (849)              (45,094)            68,281
                                                   --------              ------              --------            -------
      Net increase (decrease) in net assets
         resulting from operations                 $  7,411              $1,194              $  2,685            $73,003
                                                   ========              ======              ========            =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               MSF BLACKROCK      MSF BLACKROCK
                                                DIVERSIFIED       MONEY MARKET      MSF FI LARGE CAP
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                               (CLASS A) (b)        (CLASS A)          (CLASS A)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $     --           $351,716          $   9,795
                                                  --------           --------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    16,284             53,862             47,304
      Administrative charges                           543              3,268              4,868
                                                  --------           --------          ---------
         Total expense                              16,827             57,130             52,172
                                                  --------           --------          ---------
            Net investment income (loss)           (16,827)           294,586            (42,377)
                                                  --------           --------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                 --            406,310
      Realized gains (losses) on sale of
         investments                                   921                 --             13,824
                                                  --------           --------          ---------
            Net realized gains (losses)                921                 --            420,134
                                                  --------           --------          ---------
      Change in unrealized gains (losses)
         on investments                             51,745                 --           (187,940)
                                                  --------           --------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 35,839           $294,586          $ 189,817
                                                  ========           ========          =========

                                                                    MSF LEHMAN
                                                MSF FI VALUE    BROTHERS AGGREGATE       MSF METLIFE
                                                  LEADERS           BOND INDEX      AGGRESSIVE ALLOCATION
                                             INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                                 (CLASS D)         (CLASS A) (d)          (CLASS B)
                                             -----------------  ------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                  $  12,221             $ --                $    142
                                                 ---------             ----                --------
EXPENSES:
      Mortality and expense risk
         charges                                    12,174                6                   1,560
      Administrative charges                           229               --                     180
                                                 ---------             ----                --------
         Total expense                              12,403                6                   1,740
                                                 ---------             ----                --------
            Net investment income (loss)              (182)              (6)                 (1,598)
                                                 ---------             ----                --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  132,307               --                     409
      Realized gains (losses) on sale of
         investments                                 6,120               --                  13,126
                                                 ---------             ----                --------
            Net realized gains (losses)            138,427               --                  13,535
                                                 ---------             ----                --------
      Change in unrealized gains (losses)
         on investments                           (100,122)             107                 (11,189)
                                                 ---------             ----                --------
      Net increase (decrease) in net assets
         resulting from operations               $  38,123             $101                $    748
                                                 =========             ====                ========

   The accompanying notes are an integral part of these financial statements.

                                                MSF METLIFE         MSF METLIFE                                MSF METLIFE
                                               CONSERVATIVE       CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                                ALLOCATION      MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                             INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION     INVESTMENT OPTION
                                                 (CLASS B)           (CLASS B)            (CLASS B)             (CLASS B)
                                             -----------------  -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                    $  --              $   --                $   6                $   291
                                                   -----              ------                -----                -------
EXPENSES:
      Mortality and expense risk
         charges                                     103                 483                  699                  6,584
      Administrative charges                          11                  15                   37                    279
                                                   -----              ------                -----                -------
         Total expenses                              114                 498                  736                  6,863
                                                   -----              ------                -----                -------
            Net investment income (loss)            (114)               (498)                (730)                (6,572)
                                                   -----              ------                -----                -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      8                  98                  114                  1,165
      Realized gains (losses) on sale of
         investments                                  93               1,104                  740                 21,606
                                                   -----              ------                -----                -------
            Net realized gains (losses)              101               1,202                  854                 22,771
                                                   -----              ------                -----                -------
      Change in unrealized gains (losses)
         on investments                              620               1,867                   12                 11,407
                                                   -----              ------                -----                -------
      Net increase (decrease) in net assets
         resulting from operations                 $ 607              $2,571                $ 136                $27,606
                                                   =====              ======                =====                =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                MSF METLIFE            MSF         MSF MORGAN STANLEY
                                                STOCK INDEX      MFS TOTAL RETURN      EAFE INDEX
                                             INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                               (CLASS A) (b)        (CLASS F)         (CLASS A) (d)
                                             -----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $      --          $ 120,619           $    --
                                                 ---------          ---------           -------
EXPENSES:
      Mortality and expense risk
         charges                                    56,292             47,593                89
      Administrative charges                         5,817              3,391                 1
                                                 ---------          ---------           -------
         Total expenses                             62,109             50,984                90
                                                 ---------          ---------           -------
            Net investment income (loss)           (62,109)            69,635               (90)
                                                 ---------          ---------           -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --            203,511                --
      Realized gains (losses) on sale of
         investments                               (24,099)            40,208                (1)
                                                 ---------          ---------           -------
            Net realized gains (losses)            (24,099)           243,719                (1)
                                                 ---------          ---------           -------
      Change in unrealized gains (losses)
         on investments                            (76,619)          (118,064)           (1,302)
                                                 ---------          ---------           -------
      Net increase (decrease) in net assets
         resulting from operations               $(162,827)         $ 195,290           $(1,393)
                                                 =========          =========           =======

                                             MSF MORGAN STANLEY   MSF OPPENHEIMER          MSF
                                                 EAFE INDEX        GLOBAL EQUITY    RUSSELL 2000 INDEX
                                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                                (CLASS B) (c)        (CLASS A)        (CLASS A) (d)
                                             ------------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                     $--               $153,441          $      --
                                                    ---               --------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                      7                 93,666             13,837
      Administrative charges                          1                  7,380              1,099
                                                    ---               --------          ---------
         Total expenses                               8                101,046             14,936
                                                    ---               --------          ---------
            Net investment income (loss)             (8)                52,395            (14,936)
                                                    ---               --------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    --                200,174                 --
      Realized gains (losses) on sale of
         investments                                 49                218,180            (14,289)
                                                    ---               --------          ---------
            Net realized gains (losses)              49                418,354            (14,289)
                                                    ---               --------          ---------
      Change in unrealized gains (losses)
         on investments                              --                299,107           (174,351)
                                                    ---               --------          ---------
      Net increase (decrease) in net assets
         resulting from operations                  $41               $769,856          $(203,576)
                                                    ===               ========          =========

   The accompanying notes are an integral part of these financial statements.

                                                                 MSF WESTERN ASSET   MSF WESTERN ASSET
                                             MSF T. ROWE PRICE    MANAGEMENT HIGH       MANAGEMENT              PIMCO VIT
                                              LARGE CAP GROWTH       YIELD BOND       U.S. GOVERNMENT          REAL RETURN
                                             INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION      INVESTMENT OPTION
                                                 (CLASS B)         (CLASS A) (a)         (CLASS A)      (ADMINISTRATIVE CLASS) (a)
                                             -----------------  -------------------  -----------------  -------------------------
INVESTMENT INCOME:
      Dividends                                  $   480             $ 15,437          $ 83,139                  $  5,100
                                                 -------             --------          --------                  --------
EXPENSES:
      Mortality and expense risk
         charges                                   2,238                  293            18,802                       845
      Administrative charges                          --                   --             1,624                        93
                                                 -------             --------          --------                  --------
         Total expenses                            2,238                  293            20,426                       938
                                                 -------             --------          --------                  --------
            Net investment income (loss)          (1,758)              15,144            62,713                     4,162
                                                 -------             --------          --------                  --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  2,213                1,324                --                        --
      Realized gains (losses) on
         sale of investments                       9,428                   11            22,766                   (21,282)
                                                 -------             --------          --------                  --------
            Net realized gains (losses)           11,641                1,335            22,766                   (21,282)
                                                 -------             --------          --------                  --------
      Change in unrealized gains (losses)
         on investments                           10,393              (10,273)           20,030                    24,761
                                                 -------             --------          --------                  --------
      Net increase (decrease) in net
         assets resulting from operations        $20,276             $  6,206          $105,509                  $  7,641
                                                 =======             ========          ========                  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                   PIMCO VIT             PIONEER           PUTNAM VT
                                                  TOTAL RETURN      MID CAP VALUE VCT   DISCOVERY GROWTH
                                               INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION
                                             (ADMINISTRATIVE CLASS)     (CLASS II)         (CLASS IB)
                                             ---------------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                     $116,910            $  1,797             $   --
                                                    --------            --------             ------
EXPENSES:
      Mortality and expense risk
         charges                                      19,392               2,296                288
      Administrative charges                             446                  43                 --
                                                    --------            --------             ------
         Total expenses                               19,838               2,339                288
                                                    --------            --------             ------
            Net investment income (loss)              97,072                (542)              (288)
                                                    --------            --------             ------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --              32,120              2,848
      Realized gains (losses) on
         sale of investments                          (5,078)              1,601                610
                                                    --------            --------             ------
            Net realized gains (losses)               (5,078)             33,721              3,458
                                                    --------            --------             ------
      Change in unrealized gains (losses)
         on investments                               99,882             (19,888)              (249)
                                                    --------            --------             ------
      Net increase (decrease) in net
         assets resulting from operations           $191,876            $ 13,291             $2,921
                                                    ========            ========             ======

                                                  PUTNAM VT            PUTNAM VT        VAN KAMPEN LIT
                                             INTERNATIONAL EQUITY   SMALL CAP VALUE        COMSTOCK
                                              INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION
                                                (CLASS IB) (a)       (CLASS IB) (a)       (CLASS II)
                                             --------------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                     $  17,579         $   4,144            $  4,047
                                                    ---------         ---------            --------
EXPENSES:
      Mortality and expense risk
         charges                                        1,543             1,883               2,083
      Administrative charges                               28               110                  --
                                                    ---------         ---------            --------
         Total expenses                                 1,571             1,993               2,083
                                                    ---------         ---------            --------
            Net investment income (loss)               16,008             2,151               1,964
                                                    ---------         ---------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      76,097            82,875               5,617
      Realized gains (losses) on
         sale of investments                          167,096            88,968               5,062
                                                    ---------         ---------            --------
            Net realized gains (losses)               243,193           171,843              10,679
                                                    ---------         ---------            --------
      Change in unrealized gains (losses)
         on investments                              (209,433)         (122,081)            (19,813)
                                                    ---------         ---------            --------
      Net increase (decrease) in net
         assets resulting from operations           $  49,768         $  51,913            $ (7,170)
                                                    =========         =========            ========

   The accompanying notes are an integral part of these financial statements.


                                                VAN KAMPEN LIT                        VANGUARD VIF
                                               STRATEGIC GROWTH    VANGUARD VIF       TOTAL STOCK
                                              INVESTMENT OPTION    MID-CAP INDEX      MARKET INDEX     THE MERGER FUND VL
                                                  (CLASS I)      INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                              -----------------  -----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                    $    82            $  7,313           $  3,093           $     --
                                                   -------            --------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                     1,545               3,773              2,348                856
      Administrative charges                            --                 116                189                 57
                                                   -------            --------           --------           --------
         Total expenses                              1,545               3,889              2,537                913
                                                   -------            --------           --------           --------
            Net investment income (loss)            (1,463)              3,424                556               (913)
                                                   -------            --------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --              61,597             12,643             17,119
      Realized gains (losses) on sale of
         investments                                 6,168               5,466              3,776                302
                                                   -------            --------           --------           --------
            Net realized gains (losses)              6,168              67,063             16,419             17,421
                                                   -------            --------           --------           --------
      Change in unrealized gains (losses)
         on investments                             22,823             (39,343)            (5,716)           (15,450)
                                                   -------            --------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations                 $27,528            $ 31,144           $ 11,259           $  1,058
                                                   =======            ========           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                     This page is intentionally left blank.

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    AMERICAN FUNDS GLOBAL GROWTH   AMERICAN FUNDS GROWTH  AMERICAN FUNDS GROWTH-INCOME
                                          INVESTMENT OPTION          INVESTMENT OPTION          INVESTMENT OPTION
                                              (CLASS 2)                  (CLASS 2)                  (CLASS 2)
                                    ----------------------------  ----------------------  ----------------------------
                                          2007        2006           2007        2006           2007        2006
                                       ----------  ----------     ----------  ----------     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   29,408  $      630     $   (1,156) $      321     $   22,468  $   13,777
   Net realized gains (losses)             94,991      29,158        350,373      59,924        142,182     103,055
   Change in unrealized gains
      (losses) on investments              71,692     187,736         95,004     235,489        (55,829)    134,034
                                       ----------  ----------     ----------  ----------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  196,091     217,524        444,221     295,734        108,821     250,866
                                       ----------  ----------     ----------  ----------     ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  176,349     159,327        495,158     462,029        538,042     345,468
   Transfers from other funding
      options                             126,107     121,456        204,927     274,445        812,929     109,976
   Policy surrenders                     (109,241)   (144,248)      (272,041)   (252,662)      (236,668)   (364,043)
   Transfers to other funding
      options                             (64,089)    (52,282)      (141,155)    (85,821)      (192,930)    (63,267)
   Other receipts (payments)                   --          --        (28,519)         --             --          --
                                       ----------  ----------     ----------  ----------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions         129,126      84,253        258,370     397,991        921,373      28,134
                                       ----------  ----------     ----------  ----------     ----------  ----------
      Net increase (decrease)
         in net assets                    325,217     301,777        702,591     693,725      1,030,194     279,000
NET ASSETS:
   Beginning of period                  1,354,608   1,052,831      3,716,119   3,022,394      1,956,007   1,677,007
                                       ----------  ----------     ----------  ----------     ----------  ----------
   End of period                       $1,679,825  $1,354,608     $4,418,710  $3,716,119     $2,986,201  $1,956,007
                                       ==========  ==========     ==========  ==========     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         CREDIT SUISSE         DREYFUS STOCK INDEX
                                    TRUST EMERGING MARKETS      INVESTMENT OPTION
                                       INVESTMENT OPTION         (INITIAL SHARES)
                                    ----------------------  -------------------------
                                       2007 (a)    2006       2007 (a)        2006
                                      ---------  --------   ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $    (376) $   (337)  $     16,344  $    86,107
   Net realized gains (losses)           64,874    16,404      2,535,542      112,010
   Change in unrealized gains
      (losses) on investments           (56,996)   14,903     (1,932,765)   1,262,627
                                      ---------  --------   ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  7,502    30,970        619,121    1,460,744
                                      ---------  --------   ------------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  4,760    26,024        258,213      707,568
   Transfers from other funding
      options                            26,991     1,338         56,338      109,557
   Policy surrenders                     (5,517)  (17,554)      (419,880)  (1,164,202)
   Transfers to other funding
      options                          (167,263)  (30,999)   (11,758,993)    (273,784)
   Other receipts (payments)                 --        --           (289)     (15,510)
                                      ---------  --------   ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (141,029)  (21,191)   (11,864,611)    (636,371)
                                      ---------  --------   ------------  -----------
      Net increase (decrease)
         in net assets                 (133,527)    9,779    (11,245,490)     824,373
NET ASSETS:
   Beginning of period                  133,527   123,748     11,245,490   10,421,117
                                      ---------  --------   ------------  -----------
   End of period                      $      --  $133,527   $         --  $11,245,490
                                      =========  ========   ============  ===========

                                    DREYFUS VIF APPRECIATION  DREYFUS VIF DEVELOPING LEADERS
                                        INVESTMENT OPTION            INVESTMENT OPTION
                                        (INITIAL SHARES)             (INITIAL SHARES)
                                    ------------------------  ------------------------------
                                          2007     2006                2007      2006
                                        -------  -------            ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    64  $    47            $    (198) $ (2,391)
   Net realized gains (losses)              259      133               73,950    57,648
   Change in unrealized gains
      (losses) on investments               313    1,010             (136,023)  (42,794)
                                        -------  -------            ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                    636    1,190              (62,271)   12,463
                                        -------  -------            ---------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  4,160    3,534               66,018   103,580
   Transfers from other funding
      options                                62      151               22,441    13,779
   Policy surrenders                     (1,854)  (2,079)             (79,793)  (50,528)
   Transfers to other funding
      options                              (364)      (8)             (51,892)  (88,477)
   Other receipts (payments)                 --       --              (11,317)       --
                                        -------  -------            ---------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions         2,004    1,598              (54,543)  (21,646)
                                        -------  -------            ---------  --------
      Net increase (decrease)
         in net assets                    2,640    2,788             (116,814)   (9,183)
NET ASSETS:
   Beginning of period                    9,256    6,468              575,895   585,078
                                        -------  -------            ---------  --------
   End of period                        $11,896  $ 9,256            $ 459,081  $575,895
                                        =======  =======            =========  ========

   The accompanying notes are an integral part of these financial statements.

                                    DWS VIT SMALL CAP INDEX  FIDELITY VIP ASSET MANAGER SM  FIDELITY VIP CONTRAFUND
                                       INVESTMENT OPTION           INVESTMENT OPTION           INVESTMENT OPTION
                                           (CLASS A)                (INITIAL CLASS)             (SERVICE CLASS)
                                    -----------------------  -----------------------------  -----------------------
                                      2007 (a)      2006         2007 (a)        2006          2007         2006
                                    -----------  ----------    -----------    ----------    ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    16,190  $   (4,832)   $   105,608    $   74,616    $    2,129   $    5,078
   Net realized gains (losses)          750,816     197,656        222,180           256       561,206      149,542
   Change in unrealized gains
      (losses) on investments          (626,122)    198,574       (147,179)      159,289      (261,102)      (3,599)
                                    -----------  ----------    -----------    ----------    ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                140,884     391,398        180,609       234,161       302,233      151,021
                                    -----------  ----------    -----------    ----------    ----------   ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 55,959     172,286         65,536       230,522       360,685      297,526
   Transfers from other funding
      options                            87,079     132,244         15,049        34,522       106,016      144,494
   Policy surrenders                    (81,646)   (247,024)      (107,868)     (424,669)     (156,330)    (103,880)
   Transfers to other funding
      options                        (2,861,730)   (225,466)    (3,808,360)      (64,281)     (141,309)     (34,597)
   Other receipts (payments)                 --          --        (26,080)      (42,167)           --           --
                                    -----------  ----------    -----------    ----------    ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (2,800,338)   (167,960)    (3,861,723)     (266,073)      169,062      303,543
                                    -----------  ----------    -----------    ----------    ----------   ----------
      Net increase (decrease)
         in net assets               (2,659,454)    223,438     (3,681,114)      (31,912)      471,295      454,564
NET ASSETS:
   Beginning of period                2,659,454   2,436,016      3,681,114     3,713,026     1,684,670    1,230,106
                                    -----------  ----------    -----------    ----------    ----------   ----------
   End of period                    $        --  $2,659,454    $        --    $3,681,114    $2,155,965   $1,684,670
                                    ===========  ==========    ===========    ==========    ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                    FIDELITY VIP EQUITY-INCOME     FIDELITY VIP GROWTH
                                         INVESTMENT OPTION          INVESTMENT OPTION
                                          (INITIAL CLASS)            (INITIAL CLASS)
                                    --------------------------  ------------------------
                                       2007          2006          2007          2006
                                    -----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   115,376    $   307,689  $     5,126  $   (44,011)
   Net realized gains (losses)        1,329,762      1,691,894      161,872      (98,982)
   Change in unrealized gains
      (losses) on investments        (1,262,135)       163,008    2,536,677      798,766
                                    -----------    -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                183,003      2,162,591    2,703,675      655,773
                                    -----------    -----------  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                616,118        687,464      724,702      824,020
   Transfers from other funding
      options                           207,053        187,739      236,135      233,779
   Policy surrenders                 (1,437,570)    (1,481,559)  (1,884,087)  (1,345,868)
   Transfers to other funding
      options                        (1,001,992)      (532,449)    (464,849)    (569,634)
   Other receipts (payments)            (89,162)       (11,536)     (37,511)     (23,420)
                                    -----------    -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (1,705,553)    (1,150,341)  (1,425,610)    (881,123)
                                    -----------    -----------  -----------  -----------
      Net increase (decrease)
         in net assets               (1,522,550)     1,012,250    1,278,065     (225,350)
NET ASSETS:
   Beginning of period               12,821,096     11,808,846   11,054,393   11,279,743
                                    -----------    -----------  -----------  -----------
   End of period                    $11,298,546    $12,821,096  $12,332,458  $11,054,393
                                    ===========    ===========  ===========  ===========

                                    FIDELITY VIP HIGH INCOME  FIDELITY VIP MID CAP
                                        INVESTMENT OPTION      INVESTMENT OPTION
                                        (INITIAL CLASS)        (SERVICE CLASS 2)
                                    ------------------------  --------------------
                                       2007          2006       2007       2006
                                    ----------    ----------  --------    --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  138,400    $  131,753  $ (1,616)   $ (2,379)
   Net realized gains (losses)         (55,185)     (107,173)   58,950      46,181
   Change in unrealized gains
      (losses) on investments          (43,464)      176,471    25,274      (1,707)
                                    ----------    ----------  --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                39,751       201,051    82,608      42,095
                                    ----------    ----------  --------    --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               130,727       152,182   169,156     100,608
   Transfers from other funding
      options                           42,392        45,913    71,986     157,068
   Policy surrenders                  (261,133)     (399,584)  (62,404)    (85,322)
   Transfers to other funding
      options                          (86,301)     (133,642)  (49,064)    (16,442)
   Other receipts (payments)              (250)       (1,440)       --          --
                                    ----------    ----------  --------    --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (174,565)     (336,571)  129,674     155,912
                                    ----------    ----------  --------    --------
      Net increase (decrease)
         in net assets                (134,814)     (135,520)  212,282     198,007
NET ASSETS:
   Beginning of period               1,966,491     2,102,011   507,643     309,636
                                    ----------    ----------  --------    --------
   End of period                    $1,831,677    $1,966,491  $719,925    $507,643
                                    ==========    ==========  ========    ========

   The accompanying notes are an integral part of these financial statements.

                                     FTVIP TEMPLETON GLOBAL  FTVIPT FRANKLIN SMALL-MID CAP  FTVIPT TEMPLETON DEVELOPING
                                        ASSET ALLOCATION           GROWTH SECURITIES             MARKETS SECURITIES
                                       INVESTMENT OPTION           INVESTMENT OPTION             INVESTMENT OPTION
                                           (CLASS 1)                   (CLASS 2)                     (CLASS 2)
                                    -----------------------  -----------------------------  ---------------------------
                                      2007 (a)      2006          2007           2006           2007           2006
                                    -----------  ----------  -------------  --------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (13,415) $  324,870    $ (5,681)       $ (4,837)     $    9,907     $    411
   Net realized gains (losses)        1,087,648     353,976      64,347           9,382          69,411        6,347
   Change in unrealized gains
      (losses) on investments          (736,033)    262,080       6,113          38,844         130,664       73,603
                                    -----------  ----------    --------        --------      ----------     --------

      Net increase (decrease)
         in net assets resulting
         from operations                338,200     940,926      64,779          43,389         209,982       80,361
                                    -----------  ----------    --------        --------      ----------     --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                130,299     297,034      61,042          79,581         260,980       72,153
   Transfers from other funding
      options                            84,723     336,650      10,071          41,951         365,038      230,101
   Policy surrenders                   (144,807)   (407,571)    (41,447)        (55,787)        (72,699)     (40,646)
   Transfers to other funding
      options                        (5,961,803)    (83,015)    (34,911)        (15,672)        (33,909)      (3,818)
   Other receipts (payments)                 --      (2,113)         --              --              --           --
                                    -----------  ----------    --------        --------      ----------     --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (5,891,588)    140,985      (5,245)         50,073         519,410      257,790
                                    -----------  ----------    --------        --------      ----------     --------
      Net increase (decrease)
         in net assets               (5,553,388)  1,081,911      59,534          93,462         729,392      338,151
NET ASSETS:
   Beginning of period                5,553,388   4,471,477     633,660         540,198         490,870      152,719
                                    -----------  ----------    --------        --------      ----------     --------
   End of period                    $        --  $5,553,388    $693,194        $633,660      $1,220,262     $490,870
                                    ===========  ==========    ========        ========      ==========     ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                       FTVIPT TEMPLETON         FTVIPT TEMPLETON
                                      FOREIGN SECURITIES    GLOBAL INCOME SECURITIES
                                       INVESTMENT OPTION        INVESTMENT OPTION
                                           (CLASS 2)                (CLASS 1)
                                    ----------------------  ------------------------
                                       2007        2006        2007        2006
                                    ----------  ----------  ---------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   13,089  $    3,326   $  17,992   $  20,014
   Net realized gains (losses)          70,241       4,171      18,368      20,957
   Change in unrealized gains
      (losses) on investments           84,575     163,198      50,994      59,791
                                    ----------  ----------   ---------   ---------

      Net increase (decrease)
         in net assets resulting
         from operations               167,905     170,695      87,354     100,762
                                    ----------  ----------   ---------   ---------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               164,587     114,293      58,599      64,931
   Transfers from other funding
      options                          202,001     115,494      31,213      46,632
   Policy surrenders                   (74,517)    (50,006)   (128,297)   (174,745)
   Transfers to other funding
      options                          (37,614)     (4,235)    (13,080)    (35,696)
   Other receipts (payments)                --          --          --          --
                                    ----------  ----------   ---------   ---------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      254,457     175,546     (51,565)    (98,878)
                                    ----------  ----------   ---------   ---------
      Net increase (decrease)
         in net assets                 422,362     346,241      35,789       1,884
NET ASSETS:
   Beginning of period               1,088,092     741,851     878,175     876,291
                                    ----------  ----------   ---------   ---------
   End of period                    $1,510,454  $1,088,092   $ 913,964   $ 878,175
                                    ==========  ==========   =========   =========

                                    GOLDMAN SACHS CAPITAL GROWTH  JANUS ASPEN GLOBAL TECHNOLOGY
                                          INVESTMENT OPTION             INVESTMENT OPTION
                                        (INSTITUTIONAL CLASS)            (SERVICE SHARES)
                                    ----------------------------  -----------------------------
                                        2007          2006           2007           2006
                                    ------------  --------------  ----------    ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   (809)     $   (810)      $   (447)       $   (784)
   Net realized gains (losses)           5,775         3,517          1,945           3,432
   Change in unrealized gains
      (losses) on investments            6,158         6,834         16,544           2,020
                                      --------      --------       --------        --------
      Net increase (decrease)
         in net assets resulting
         from operations                11,124         9,541         18,042           4,668
                                      --------      --------       --------        --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                14,961        14,510         13,033          17,653
   Transfers from other funding
      options                           25,002        21,529          7,967          10,237
   Policy surrenders                    (5,749)       (5,458)        (8,468)        (24,039)
   Transfers to other funding
      options                          (23,146)      (22,247)        (4,145)        (35,586)
   Other receipts (payments)                --            --             --              --
                                      --------      --------       --------        --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions       11,068         8,334          8,387         (31,735)
                                      --------      --------       --------        --------
      Net increase (decrease)
         in net assets                  22,192        17,875         26,429         (27,067)
NET ASSETS:
   Beginning of period                 111,898        94,023         80,153         107,220
                                      --------      --------       --------        --------
   End of period                      $134,090      $111,898       $106,582        $ 80,153
                                      ========      ========       ========        ========

   The accompanying notes are an integral part of these financial statements.

                                   JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH  LMPVET AGGRESSIVE GROWTH
                                        INVESTMENT OPTION            INVESTMENT OPTION           INVESTMENT OPTION
                                        (SERVICE SHARES)             (SERVICE SHARES)                (CLASS I)
                                   --------------------------  ----------------------------  ------------------------
                                         2007      2006              2007      2006              2007        2006
                                      ---------  --------          --------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (5,383) $ (4,910)         $ (1,135) $  2,933         $  (14,567) $  (13,558)
   Net realized gains (losses)           44,041    19,374            17,273     1,269            134,888      28,351
   Change in unrealized gains
      (losses) on investments            89,558    56,737            11,629    54,076           (102,412)    118,817
                                      ---------  --------          --------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                128,216    71,201            27,767    58,278             17,909     133,610
                                      ---------  --------          --------  --------         ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 59,827    40,550            67,999    56,449            391,677     303,419
   Transfers from other funding
      options                            70,913    68,184           133,301    19,524             79,351     135,488
   Policy surrenders                   (120,741)  (47,986)          (71,365)  (28,139)          (230,897)   (165,479)
   Transfers to other funding
      options                           (23,196)  (50,172)          (40,532)  (25,453)          (380,161)    (58,245)
   Other receipts (payments)                 --        --                --        --            (16,181)         --
                                      ---------  --------          --------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions       (13,197)   10,576            89,403    22,381           (156,211)    215,183
                                      ---------  --------          --------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                  115,019    81,777           117,170    80,659           (138,302)    348,793
NET ASSETS:
   Beginning of period                  618,897   537,120           410,304   329,645          1,921,565   1,572,772
                                      ---------  --------          --------  --------         ----------  ----------
   End of period                      $ 733,916  $618,897          $527,474  $410,304         $1,783,263  $1,921,565
                                      =========  ========          ========  ========         ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                        LMPVET EQUITY INDEX
                                     LMPVET CAPITAL      INVESTMENT OPTION
                                    INVESTMENT OPTION        (CLASS I)
                                   ------------------  ----------------------
                                     2007      2006      2007        2006
                                   --------  --------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)    $   (596) $   (147) $   47,710  $   42,634
   Net realized gains (losses)       12,357     8,204     496,908     112,391
   Change in unrealized gains
      (losses) on investments       (11,875)    7,298    (270,229)    546,925
                                   --------  --------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               (114)   15,355     274,389     701,950
                                   --------  --------  ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners             75,511    77,528     232,876     227,925
   Transfers from other funding
      options                           330       254      40,013      11,285
   Policy surrenders                (42,509)  (41,316)   (366,885)   (304,600)
   Transfers to other funding
      options                        (2,186)   (1,937)   (755,134)    (44,616)
   Other receipts (payments)             --        --          --        (779)
                                   --------  --------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    31,146    34,529    (849,130)   (110,785)
                                   --------  --------  ----------  ----------
      Net increase (decrease)
         in net assets               31,032    49,884    (574,741)    591,165
NET ASSETS:
   Beginning of period              138,732    88,848   5,534,902   4,943,737
                                   --------  --------  ----------  ----------
   End of period                   $169,764  $138,732  $4,960,161  $5,534,902
                                   ========  ========  ==========  ==========

                                   LMPVET FUNDAMENTAL VALUE               LMPVET
                                       INVESTMENT OPTION     INTERNATIONAL ALL CAP OPPORTUNITY
                                           (CLASS I)                 INVESTMENT OPTION
                                   ------------------------  ---------------------------------
                                      2007         2006               2007      2006
                                   ------------  ----------         --------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    14,889  $   38,174         $    214  $   600
   Net realized gains (losses)          411,040     327,188           41,208    1,827
   Change in unrealized gains
      (losses) on investments          (397,612)    378,529          (39,336)   6,755
                                    -----------  ----------         --------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                 28,317     743,891            2,086    9,182
                                    -----------  ----------         --------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                410,728     435,307            5,654    5,120
   Transfers from other funding
      options                            83,982     143,681           31,547      941
   Policy surrenders                   (784,113)   (717,302)          (4,778)  (3,272)
   Transfers to other funding
      options                          (487,510)   (419,331)          (1,181)    (712)
   Other receipts (payments)            (80,125)       (890)              --       --
                                    -----------  ----------         --------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (857,038)   (558,535)          31,242    2,077
                                    -----------  ----------         --------  -------
      Net increase (decrease)
         in net assets                 (828,721)    185,356           33,328   11,259
NET ASSETS:
   Beginning of period                5,220,930   5,035,574           47,139   35,880
                                    -----------  ----------         --------  -------
   End of period                    $ 4,392,209  $5,220,930         $ 80,467  $47,139
                                    ===========  ==========         ========  =======

   The accompanying notes are an integral part of these financial statements.


                                    LMPVET INVESTORS          LMPVET                LMPVET
                                       INVESTMENT        LARGE CAP GROWTH     CAPITAL AND INCOME
                                         OPTION         INVESTMENT OPTION       INVESTMENT OPTION
                                        (CLASS I)            (CLASS I)            (CLASS II)
                                    ----------------  ----------------------  -------------------
                                     2007 (b)   2006     2007        2006       2007       2006
                                    ----------  ----  ----------  ----------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   10,692  $ --  $  (10,770) $   (9,723) $  1,076  $     889
   Net realized gains (losses)          43,438    --     115,946      26,760    41,608     14,178
   Change in unrealized gains
      (losses) on investments         (101,173)   --     (41,550)     42,930   (33,353)     6,090
                                    ----------  ----  ----------  ----------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations               (47,043)   --      63,626      59,967     9,331     21,157
                                    ----------  ----  ----------  ----------  --------  ---------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                79,792    --     123,702     136,842   115,300    145,545
   Transfers from other funding
      options                        2,315,286    --     102,341      41,318     1,684     80,454
   Policy surrenders                  (270,715)   --    (298,700)   (157,261)  (29,173)   (40,605)
   Transfers to other funding
      options                         (280,701)   --    (415,805)   (126,319)  (26,462)  (182,897)
   Other receipts (payments)              (375)   --          --          --      (202)        --
                                    ----------  ----  ----------  ----------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    1,843,287    --    (488,462)   (105,420)   61,147      2,497
                                    ----------  ----  ----------  ----------  --------  ---------
      Net increase (decrease)
         in net assets               1,796,244    --    (424,836)    (45,453)   70,478     23,654
NET ASSETS:
   Beginning of period                      --    --   1,621,966   1,667,419   174,094    150,440
                                    ----------  ----  ----------  ----------  --------  ---------
   End of period                    $1,796,244  $ --  $1,197,130  $1,621,966  $244,572  $ 174,094
                                    ==========  ====  ==========  ==========  ========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                          MIST
                                                                                        BLACKROCK
                                                                                       HIGH YIELD
                                                                    LMPVPIII           INVESTMENT        MIST JANUS FORTY
                                      LMPVIT HIGH INCOME        LARGE CAP VALUE          OPTION         INVESTMENT OPTION
                                       INVESTMENT OPTION       INVESTMENT OPTION        (CLASS A)           (CLASS A)
                                    ----------------------  -----------------------  --------------  ------------------------
                                       2007        2006       2007 (a)      2006     2007 (b)  2006     2007        2006 (c)
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   91,983  $   86,503  $     2,247  $    8,273  $   (508) $ --  $   (71,259) $   (56,742)
   Net realized gains (losses)         (15,689)    (22,700)     483,153      75,326       (66)   --    1,912,537      (15,949)
   Change in unrealized gains
      (losses) on investments          (79,193)     59,288     (367,785)    248,165    (2,514)   --    1,111,543      391,570
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (2,899)    123,091      117,615     331,764    (3,088)   --    2,952,821      318,879
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               104,325     124,626       67,630     178,347     5,005    --      756,410      575,394
   Transfers from other funding
      options                           18,752      54,154        7,228      56,652   155,954    --      467,002   11,239,310
   Policy surrenders                  (152,000)   (127,464)    (114,440)   (216,561)   (5,362)   --   (1,527,611)  (1,030,695)
   Transfers to other funding
      options                         (115,634)   (190,501)  (2,273,266)   (190,185)     (621)   --     (636,958)    (403,690)
   Other receipts (payments)              (287)         --           --          --        --    --      (68,727)     (56,015)
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (144,844)   (139,185)  (2,312,848)   (171,747)  154,976    --   (1,009,884)  10,324,304
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
      Net increase (decrease)
         in net assets                (147,743)    (16,094)  (2,195,233)    160,017   151,888    --    1,942,937   10,643,183
NET ASSETS:
   Beginning of period               1,278,279   1,294,373    2,195,233   2,035,216        --    --   10,643,183           --
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
   End of period                    $1,130,536  $1,278,279  $        --  $2,195,233  $151,888  $ --  $12,586,120  $10,643,183
                                    ==========  ==========  ===========  ==========  ========  ====  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                                     MIST               MIST
                                    MIST LEGG MASON PARTNERS    LOOMIS SAYLES        LORD ABBETT
                                          MANAGED ASSETS       GLOBAL MARKETS      BOND DEBENTURE
                                        INVESTMENT OPTION     INVESTMENT OPTION   INVESTMENT OPTION
                                            (CLASS A)             (CLASS A)           (CLASS A)
                                    ------------------------  -----------------  ------------------
                                         2007       2006 (c)     2007 (b)  2006    2007    2006 (c)
                                      ----------  ----------   ----------  ----  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   58,994  $  (17,235)  $  (31,816)  $--  $ 16,018  $ (1,501)
   Net realized gains (losses)           306,223      16,922       56,710    --     1,332        (1)
   Change in unrealized gains
      (losses) on investments           (175,119)    218,515    1,134,813    --     3,368    17,907
                                      ----------  ----------   ----------   ---  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 190,098     218,202    1,159,707    --    20,718    16,405
                                      ----------  ----------   ----------   ---  --------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 314,329     205,541      142,843    --    55,715    23,600
   Transfers from other funding
      options                             51,725   3,560,147    5,933,350    --    39,083   312,530
   Policy surrenders                    (450,549)   (475,583)    (435,813)   --   (27,502)  (13,143)
   Transfers to other funding
      options                           (127,600)    (81,341)    (157,588)   --    (1,024)  (12,399)
   Other receipts (payments)              (1,744)       (905)      (8,647)   --        --        --
                                      ----------  ----------   ----------   ---  --------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions       (213,839)  3,207,859    5,474,145    --    66,272   310,588
                                      ----------  ----------   ----------   ---  --------  --------
      Net increase (decrease)
         in net assets                   (23,741)  3,426,061    6,633,852    --    86,990   326,993
NET ASSETS:
   Beginning of period                 3,426,061          --           --    --   326,993        --
                                      ----------  ----------   ----------   ---  --------  --------
   End of period                      $3,402,320  $3,426,061   $6,633,852   $--  $413,983  $326,993
                                      ==========  ==========   ==========   ===  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                                                                                               MIST
                                             MIST                   MIST                    MIST            MFS EMERGING
                                         LORD ABBETT           MET/AIM CAPITAL          MET/AIM SMALL     MARKETS EQUITY
                                      GROWTH AND INCOME          APPRECIATION            CAP GROWTH         INVESTMENT
                                      INVESTMENT OPTION       INVESTMENT OPTION       INVESTMENT OPTION        OPTION
                                          (CLASS B)               (CLASS A)               (CLASS A)          (CLASS A)
                                    --------------------  ------------------------  --------------------  ---------------
                                       2007       2006        2007       2006 (c)      2007     2006 (c)   2007 (b)  2006
                                    --------   ---------  -----------  -----------  ---------  ---------  ---------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $      5   $ (1,004)  $  (23,976)  $  (11,798)  $ (1,349)  $   (736)  $   (991)   $--
   Net realized gains (losses)        11,847        501       (2,344)     335,480      6,776       (391)     4,137     --
   Change in unrealized gains
      (losses) on investments         (5,959)    16,067      345,132     (354,216)    10,540      2,267     40,259     --
                                    --------   --------   ----------   ----------   --------   --------   --------    ---
      Net increase (decrease)
         in net assets resulting
         from operations               5,893     15,564      318,812      (30,534)    15,967      1,140     43,405     --
                                    --------   --------   ----------   ----------   --------   --------   --------    ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              43,027     45,989      235,476      142,645     37,657      5,090     14,679     --
   Transfers from other funding
      options                         16,398    165,639       32,908    3,114,310    161,806    199,289    176,547     --
   Policy surrenders                 (28,305)   (19,412)    (302,285)    (223,327)   (36,115)    (9,227)    (7,601)    --
   Transfers to other funding
      options                         (5,129)      (956)    (128,445)    (117,644)   (23,408)   (20,091)   (25,491)    --
   Other receipts (payments)              --         --      (28,280)      (1,429)        --         --         --     --
                                    --------   --------   ----------   ----------   --------   --------   --------    ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions     25,991    191,260     (190,626)   2,914,555    139,940    175,061    158,134     --
                                    --------   --------   ----------   ----------   ---------  --------   --------    ---
      Net increase (decrease)
         in net assets                31,884    206,824      128,186    2,884,021    155,907    176,201    201,539     --
NET ASSETS:
   Beginning of period               206,824         --    2,884,021           --    176,201         --         --     --
                                    --------   --------   ----------   ----------   --------   --------   --------    ---
   End of period                    $238,708   $206,824   $3,012,207   $2,884,021   $332,108   $176,201   $201,539    $--
                                    ========   ========   ==========   ==========   ========   ========   ========    ===


   The accompanying notes are an integral part of these financial statements.

                                         MIST
                                     MFS RESEARCH                               MIST
                                     INTERNATIONAL                        NEUBERGER BERMAN
                                      INVESTMENT      MIST MFS VALUE        REAL ESTATE
                                        OPTION       INVESTMENT OPTION   INVESTMENT OPTION
                                       (CLASS B)         (CLASS A)           (CLASS A)
                                    --------------  ------------------  -------------------
                                    2007 (b)  2006    2007    2006 (c)     2007      2006
                                    --------  ----  --------  --------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $ (3,625)  $--  $ (1,753) $  1,842  $   1,931  $ (2,131)
   Net realized gains (losses)         2,129    --     9,903    11,358     31,412     1,092
   Change in unrealized gains
      (losses) on investments         35,662    --     6,588    10,766   (100,048)   79,617
                                    --------   ---  --------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations              34,166    --    14,738    23,966    (66,705)   78,578
                                    --------   ---  --------  --------  ---------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              32,991    --    71,442    19,535     71,177    35,112
   Transfers from other funding
      options                        787,699    --    53,213   210,371     52,278   368,584
   Policy surrenders                 (30,897)   --   (34,138)  (44,084)   (15,432)  (13,497)
   Transfers to other funding
      options                        (42,763)   --   (45,155)   (3,359)  (265,569)   (1,729)
   Other receipts (payments)              --    --        --        --         --        --
                                    --------   ---  --------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    747,030    --    45,362   182,463   (157,546)  388,470
                                    --------   ---  --------  --------  ---------  --------
      Net increase (decrease)
         in net assets               781,196    --    60,100   206,429   (224,251)  467,048
NET ASSETS:
   Beginning of period                    --    --   206,429        --    467,048        --
                                    --------   ---  --------  --------  ---------  --------
   End of period                    $781,196   $--  $266,529  $206,429  $ 242,797  $467,048
                                    ========   ===  ========  ========  =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          MIST
                                    PIMCO INFLATION                                                     MIST
                                     PROTECTED BOND                           MIST PIONEER          THIRD AVENUE
                                       INVESTMENT     MIST PIONEER FUND     STRATEGIC INCOME       SMALL CAP VALUE
                                         OPTION       INVESTMENT OPTION     INVESTMENT OPTION     INVESTMENT OPTION
                                       (CLASS A)          (CLASS A)             (CLASS A)             (CLASS B)
                                    ---------------  ------------------  ----------------------  ------------------
                                     2007 (b)  2006    2007    2006 (c)     2007      2006 (c)     2007      2006
                                    ---------  ----  --------  --------  ----------  ----------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (2,678)  $--  $    169  $ (2,225) $   (1,532) $   62,220  $ (3,640) $   (191)
   Net realized gains (losses)          9,491    --     8,800       980       8,638       1,531    12,502        59
   Change in unrealized gains
      (losses) on investments          30,781    --     6,598    30,385      71,246      (3,882)  (91,714)    3,914
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               37,594    --    15,567    29,140      78,352      59,869   (82,852)    3,782
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               10,697    --    39,551    44,083     117,949      84,499   136,612     3,026
   Transfers from other funding
      options                         605,042    --     6,076   452,447      60,933   1,501,960   792,074   196,259
   Policy surrenders                  (32,725)   --   (50,975)  (92,749)   (382,169)    (94,672)  (40,289)   (3,240)
   Transfers to other funding
      options                        (195,362)   --   (40,229)  (38,922)    (55,007)    (55,554)  (56,571)      (57)
   Other receipts (payments)               --    --        --      (642)         --          --        --        --
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     387,652    --   (45,577)  364,217    (258,294)  1,436,233   831,826   195,988
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets                425,246    --   (30,010)  393,357    (179,942)  1,496,102   748,974   199,770
NET ASSETS:
   Beginning of period                     --    --   393,357        --   1,496,102          --   199,770        --
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
   End of period                    $ 425,246   $--  $363,347  $393,357  $1,316,160  $1,496,102  $948,744  $199,770
                                    =========   ===  ========  ========  ==========  ==========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                    METLIFE INVESTMENT   METLIFE INVESTMENT   METLIFE INVESTMENT
                                     DIVERSIFIED BOND   INTERNATIONAL STOCK  LARGE COMPANY STOCK
                                     INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION
                                         (CLASS I)            (CLASS I)            (CLASS I)
                                    ------------------  -------------------  -------------------
                                    2007 (d)    2006     2007 (d)    2006     2007 (d)    2006
                                    --------  -------   ---------  -------    --------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    292  $   592   $   1,884  $ 1,065    $    162  $    78
   Net realized gains (losses)           880       27      31,571    2,019       1,881      (59)
   Change in unrealized gains
      (losses) on investments           (811)       4     (26,044)  16,429        (849)   2,538
                                    --------  -------   ---------  -------    --------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                 361      623       7,411   19,513       1,194    2,557
                                    --------  -------   ---------  -------    --------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 573      837       5,012    5,662         364      370
   Transfers from other funding
      options                            797      600         394    1,065         158      260
   Policy surrenders                  (7,530)    (605)     (7,718)  (5,861)       (790)  (1,972)
   Transfers to other funding
      options                        (11,906)     (81)    (99,508)  (6,118)    (24,494)      --
   Other receipts (payments)              --       --          --       --          --       --
                                    --------  -------   ---------  -------    --------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (18,066)     751    (101,820)  (5,252)    (24,762)  (1,342)
                                    --------  -------   ---------  -------    --------  -------
      Net increase (decrease)
         in net assets               (17,705)   1,374     (94,409)  14,261     (23,568)   1,215
NET ASSETS:
   Beginning of period                17,705   16,331      94,409   80,148      23,568   22,353
                                    --------  -------   ---------  -------    --------  -------
   End of period                    $     --  $17,705   $      --  $94,409    $     --  $23,568
                                    ========  =======   =========  =======    ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period  January  1, 2007 to  November  9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     METLIFE INVESTMENT     MSF BLACKROCK
                                    SMALL COMPANY STOCK   AGGRESSIVE GROWTH  MSF BLACKROCK DIVERSIFIED  MSF BLACKROCK MONEY MARKET
                                     INVESTMENT OPTION    INVESTMENT OPTION      INVESTMENT OPTION           INVESTMENT OPTION
                                         (CLASS I)            (CLASS D)              (CLASS A)                   (CLASS A)
                                    -------------------  ------------------  -------------------------  --------------------------
                                     2007 (d)    2006       2007   2006 (c)         2007 (b)  2006           2007       2006 (c)
                                    ---------  --------  --------  --------       ----------  ----       -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (1,026) $ (1,869) $ (3,256) $ (1,808)      $  (16,827)  $--       $   294,586  $   224,317
   Net realized gains (losses)         48,805    47,995     7,978    (1,948)             921    --                --           --
   Change in unrealized gains
      (losses) on investments         (45,094)    2,202    68,281    (1,512)          51,745    --                --           --
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                2,685    48,328    73,003    (5,268)          35,839    --           294,586      224,317
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               13,363    18,935    77,756    50,714          122,796    --         1,400,419    1,600,897
   Transfers from other funding
      options                           2,461     3,332     2,356   356,784        3,791,626    --         1,797,349    8,678,938
   Policy surrenders                  (29,409)  (20,677)  (35,011)  (26,722)        (330,664)   --        (2,315,750)    (559,064)
   Transfers to other funding
      options                        (406,971)   (3,489)  (44,592)  (11,810)         (47,336)   --        (2,840,293)  (1,128,560)
   Other receipts (payments)               --        --        --        --           (5,938)   --           (59,991)        (723)
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (420,556)   (1,899)      509   368,966        3,530,484    --        (2,018,266)   8,591,488
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
      Net increase (decrease)
         in net assets               (417,871)   46,429    73,512   363,698        3,566,323    --        (1,723,680)   8,815,805
NET ASSETS:
   Beginning of period                417,871   371,442   363,698        --               --    --         8,815,805           --
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
   End of period                    $      --  $417,871  $437,210  $363,698       $3,566,323   $--       $ 7,092,125  $ 8,815,805
                                    =========  ========  ========  ========       ==========   ===       ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MSF LEHMAN BROTHERS
                                      MSF FI LARGE CAP       MSF FI VALUE LEADERS   AGGREGATE BOND INDEX
                                      INVESTMENT OPTION        INVESTMENT OPTION      INVESTMENT OPTION
                                          (CLASS A)                (CLASS D)              (CLASS A)
                                    ----------------------  ----------------------  ---------------------
                                       2007      2006 (c)      2007      2006 (c)        2007 (e) 2006
                                    ----------  ----------  ----------  ----------       -------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (42,377) $  (34,619) $     (182) $   (7,086)       $   (6) $--
   Net realized gains (losses)         420,134     (37,123)    138,427      (1,597)           --   --
   Change in unrealized gains
      (losses) on investments         (187,940)    165,422    (100,122)     52,413           107   --
                                    ----------  ----------  ----------  ----------        ------  ---
      Net increase (decrease)
         in net assets resulting
         from operations               189,817      93,680      38,123      43,730           101   --
                                    ----------  ----------  ----------  ----------        ------  ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               444,672     321,592     221,853     168,622            75   --
   Transfers from other funding
      options                          104,011   6,416,474     191,717   1,309,786         7,369   --
   Policy surrenders                  (734,039)   (556,380)   (109,475)    (74,381)          (75)  --
   Transfers to other funding
      options                         (286,139)   (158,616)   (136,661)    (24,584)           --   --
   Other receipts (payments)           (61,396)    (16,370)    (21,696)       --              --   --
                                    ----------  ----------  ----------  ----------        ------  ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (532,891)  6,006,700     145,738   1,379,443         7,369   --
                                    ----------  ----------  ----------  ----------        ------  ---
      Net increase (decrease)
         in net assets                (343,074)  6,100,380     183,861   1,423,173         7,470   --
NET ASSETS:
   Beginning of period               6,100,380          --   1,423,173          --            --   --
                                    ----------  ----------  ----------  ----------        ------  ---
   End of period                    $5,757,306  $6,100,380  $1,607,034  $1,423,173        $7,470  $--
                                    ==========  ==========  ==========  ==========        ======  ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         MSF METLIFE             MSF METLIFE
                                    AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION
                                      INVESTMENT OPTION       INVESTMENT OPTION
                                          (CLASS B)               (CLASS B)
                                    ---------------------  -----------------------
                                       2007    2006 (c)          2007   2006 (c)
                                     --------  --------        -------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (1,598) $ (1,370)       $  (114) $   (68)
   Net realized gains (losses)         13,535      (984)           101        9
   Change in unrealized gains
      (losses) on investments         (11,189)   15,044            620      601
                                    ---------  --------        -------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                  748    12,690            607      542
                                    ---------  --------        -------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               18,284     7,486          3,003    1,738
   Transfers from other funding
      options                         105,946   279,863            247   10,991
   Policy surrenders                  (45,219)  (30,616)        (1,793)    (897)
   Transfers to other funding
      options                        (108,934)  (40,418)          (134)      --
   Other receipts (payments)               --        --             --       --
                                    ---------  --------        -------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (29,923)  216,315          1,323   11,832
                                    ---------  --------        -------  -------
      Net increase (decrease)
         in net assets                (29,175)  229,005          1,930   12,374
NET ASSETS:
   Beginning of period                229,005        --         12,374       --
                                    ---------  --------        -------  -------
   End of period                    $ 199,830  $229,005        $14,304  $12,374
                                    =========  ========        =======  =======

                                    MSF METLIFE CONSERVATIVE TO
                                        MODERATE ALLOCATION      MSF METLIFE MODERATE ALLOCATION
                                         INVESTMENT OPTION              INVESTMENT OPTION
                                             (CLASS B)                      (CLASS B)
                                    ---------------------------  -------------------------------
                                           2007    2006 (c)               2007    2006 (c)
                                         --------  --------             --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (498) $  (293)             $   (730) $   (76)
   Net realized gains (losses)              1,202       17                   854       16
   Change in unrealized gains
      (losses) on investments               1,867    3,297                    12    2,178
                                         --------  -------              --------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                    2,571    3,021                   136    2,118
                                         --------  -------              --------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                    7,460    4,167                20,067    1,696
   Transfers from other funding
      options                              79,985   56,571                80,279   67,734
   Policy surrenders                      (11,047)  (2,880)              (77,157)    (880)
   Transfers to other funding
      options                              (4,464)      --                  (192)      --
   Other receipts (payments)                   --       --                    --       --
                                         --------  -------              --------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions          71,934   57,858                22,997   68,550
                                         --------  -------              --------  -------
      Net increase (decrease)
         in net assets                     74,505   60,879                23,133   70,668
NET ASSETS:
   Beginning of period                     60,879     --                  70,668     --
                                         --------  -------              --------  -------
   End of period                         $135,384  $60,879              $ 93,801  $70,668
                                         ========  =======              ========  =======

   The accompanying notes are an integral part of these financial statements.

                                    MSF METLIFE MODERATE TO
                                     AGGRESSIVE ALLOCATION   MSF METLIFE STOCK INDEX   MSF MFS TOTAL RETURN
                                       INVESTMENT OPTION        INVESTMENT OPTION        INVESTMENT OPTION
                                           (CLASS B)                (CLASS A)                (CLASS F)
                                    -----------------------  -----------------------  ----------------------
                                       2007        2006 (c)      2007 (b)    2006        2007      2006 (c)
                                    ---------      --------    -----------   ----     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (6,572)     $ (2,900)   $   (62,109)   $--     $   69,635  $  (32,300)
   Net realized gains (losses)         22,771         2,235        (24,099)    --        243,719      11,306
   Change in unrealized gains
      (losses) on investments          11,407        49,308        (76,619)    --       (118,064)    441,304
                                    ---------      --------    -----------    ---     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               27,606        48,643       (162,827)    --        195,290     420,310
                                    ---------      --------    -----------    ---     ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              104,541        64,053        389,824     --        578,170     374,382
   Transfers from other funding
      options                         200,900       692,453     12,624,946     --        234,107   5,742,872
   Policy surrenders                  (86,187)      (27,727)    (2,736,580)    --       (542,143)   (340,954)
   Transfers to other funding
      options                        (161,774)      (46,899)      (263,849)    --       (215,108)   (248,441)
   Other receipts (payments)               --            --        (14,786)    --        (83,753)       (890)
                                    ---------      --------    -----------    ---     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      57,480       681,880      9,999,555     --        (28,727)  5,526,969
                                    ---------      --------    -----------    ---     ----------  ----------
      Net increase (decrease)
         in net assets                 85,086       730,523      9,836,728     --        166,563   5,947,279
NET ASSETS:
   Beginning of period                730,523            --             --     --      5,947,279          --
                                    ---------      --------    -----------    ---     ----------  ----------
   End of period                    $ 815,609      $730,523    $ 9,836,728    $--     $6,113,842  $5,947,279
                                    =========      ========    ===========    ===     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                    MSF MORGAN STANLEY  MSF MORGAN STANLEY
                                        EAFE INDEX          EAFE INDEX      MSF OPPENHEIMER GLOBAL EQUITY  MSF RUSSELL 2000 INDEX
                                     INVESTMENT OPTION  INVESTMENT OPTION         INVESTMENT OPTION          INVESTMENT OPTION
                                         (CLASS A)          (CLASS B)                  (CLASS A)                  (CLASS A)
                                    ------------------  ------------------  -----------------------------  ----------------------
                                      2007 (e)   2006     2007 (d)  2006          2007         2006           2007 (e)     2006
                                      --------   ----     -------   ----      -----------   -----------      ----------    ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $    (90)  $--     $    (8)   $--      $    52,395   $   (14,436)     $  (14,936)    $--
   Net realized gains (losses)               (1)   --          49     --          418,354         5,613         (14,289)     --
   Change in unrealized gains
      (losses) on investments            (1,302)   --          --     --          299,107       482,703        (174,351)     --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,393)   --          41     --          769,856       473,880        (203,576)     --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                    424    --         126     --          479,825        91,746         102,364      --
   Transfers from other funding
      options                           103,575    --       4,119     --          288,130    13,284,824       3,264,512      --
   Policy surrenders                       (730)   --        (181)    --       (2,752,952)     (227,583)       (263,510)     --
   Transfers to other funding
      options                                --    --      (4,105)    --         (810,154)      (40,730)       (133,425)     --
   Other receipts (payments)                 --    --          --     --             (375)         (534)             --      --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions       103,269    --         (41)    --       (2,795,526)   13,107,723       2,969,941      --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
      Net increase (decrease)
         in net assets                  101,876    --          --     --       (2,025,670)   13,581,603       2,766,365      --
NET ASSETS:
   Beginning of period                       --    --          --     --       13,581,603            --              --      --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
   End of period                       $101,876   $--     $    --    $--      $11,555,933   $13,581,603      $2,766,365     $--
                                       ========   ===     =======    ===      ===========   ===========      ==========     ===

   The accompanying notes are an integral part of these financial statements.

                                     MSF T. ROWE PRICE  MSF WESTERN ASSET MANAGEMENT  MSF WESTERN ASSET MANAGEMENT
                                     LARGE CAP GROWTH          HIGH YIELD BOND               U.S. GOVERNMENT
                                     INVESTMENT OPTION        INVESTMENT OPTION             INVESTMENT OPTION
                                         (CLASS B)                (CLASS A)                     (CLASS A)
                                    ------------------  ----------------------------  ----------------------------
                                      2007      2006          2007 (a)  2006 (c)            2007      2006 (c)
                                    --------  --------       ---------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $ (1,758) $ (1,158)      $  15,144  $   (580)        $   62,713  $  (14,339)
   Net realized gains (losses)        11,641        14           1,335        75             22,766       5,902
   Change in unrealized gains
      (losses) on investments         10,393    18,333         (10,273)   10,273             20,030     133,098
                                    --------  --------       ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              20,276    17,189           6,206     9,768            105,509     124,661
                                    --------  --------       ---------  --------         ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              53,969    29,699           1,940     4,868            252,191     162,148
   Transfers from other funding
      options                         42,666   215,026             636   141,369            408,978   3,166,333
   Policy surrenders                 (42,878)  (13,263)         (3,940)   (5,193)          (506,328)   (149,910)
   Transfers to other funding
      options                        (50,657)   (4,777)       (155,028)     (626)          (250,181)   (151,688)
   Other receipts (payments)              --        --              --        --            (43,791)         --
                                    --------  --------       ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      3,100   226,685        (156,392)  140,418           (139,131)  3,026,883
                                    --------  --------       ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                23,376   243,874        (150,186)  150,186            (33,622)  3,151,544
NET ASSETS:
   Beginning of period               243,874        --         150,186        --          3,151,544          --
                                    --------  --------       ---------  --------         ----------  ----------
   End of period                    $267,250  $243,874       $      --  $150,186         $3,117,922  $3,151,544
                                    ========  ========       =========  ========         ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIMCO VIT REAL RETURN  PIMCO VIT TOTAL RETURN
                                       INVESTMENT OPTION       INVESTMENT OPTION
                                    (ADMINISTRATIVE CLASS)  (ADMINISTRATIVE CLASS)
                                    ----------------------  ----------------------
                                       2007 (a)    2006        2007        2006
                                      ---------  --------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   4,162  $  8,969   $   97,072  $   79,938
   Net realized gains (losses)          (21,282)    8,498       (5,078)      7,906
   Change in unrealized gains
      (losses) on investments            24,761   (20,126)      99,882     (21,075)
                                      ---------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  7,641    (2,659)     191,876      66,769
                                      ---------  --------   ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  6,514     7,364      312,713     337,097
   Transfers from other funding
      options                            28,205   249,484      191,423      71,311
   Policy surrenders                   (108,209)  (37,483)    (208,886)   (272,604)
   Transfers to other funding
      options                          (339,763)   (9,432)    (138,055)    (54,945)
   Other receipts (payments)                 --        --           --          --
                                      ---------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (413,253)  209,933      157,195      80,859
                                      ---------  --------   ----------  ----------
      Net increase (decrease)
         in net assets                 (405,612)  207,274      349,071     147,628
NET ASSETS:
   Beginning of period                  405,612   198,338    2,284,762   2,137,134
                                      ---------  --------   ----------  ----------
   End of period                      $      --  $405,612   $2,633,833  $2,284,762
                                      =========  ========   ==========  ==========

                                    PIONEER MID CAP VALUE VCT  PUTNAM VT DISCOVERY GROWTH
                                        INVESTMENT OPTION           INVESTMENT OPTION
                                           (CLASS II)                  (CLASS IB)
                                    -------------------------  --------------------------
                                          2007      2006              2007     2006
                                        --------  --------          -------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $   (542) $ (2,019)         $  (288) $  (233)
   Net realized gains (losses)            33,721    75,274            3,458    1,217
   Change in unrealized gains
      (losses) on investments            (19,888)  (44,254)            (249)   1,843
                                        --------  --------          -------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                  13,291    29,001            2,921    2,827
                                        --------  --------          -------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  75,459    52,259            5,480    5,826
   Transfers from other funding
      options                             17,308    12,530              391      129
   Policy surrenders                     (53,273)  (30,663)          (3,132)  (2,936)
   Transfers to other funding
      options                            (18,880)  (54,668)            (180)  (2,633)
   Other receipts (payments)                  --        --               --       --
                                        --------  --------          -------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions         20,614   (20,542)           2,559      386
                                        --------  --------          -------  -------
      Net increase (decrease)
         in net assets                    33,905     8,459            5,480    3,213
NET ASSETS:
   Beginning of period                   292,993   284,534           30,429   27,216
                                        --------  --------          -------  -------
   End of period                        $326,898  $292,993          $35,909  $30,429
                                        ========  ========          =======  =======

   The accompanying notes are an integral part of these financial statements.

                                         PUTNAM VT
                                       INTERNATIONAL          PUTNAM VT           VAN KAMPEN
                                           EQUITY          SMALL CAP VALUE      LIT COMSTOCK
                                     INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                         (CLASS IB)           (CLASS IB)          (CLASS II)
                                    -------------------  -------------------  ------------------
                                     2007 (a)    2006     2007 (a)    2006      2007      2006
                                    ---------  --------  ---------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  16,008  $ (1,004) $   2,151  $ (3,422) $  1,964  $    847
   Net realized gains (losses)        243,193    17,393    171,843    71,671    10,679    13,086
   Change in unrealized gains
      (losses) on investments        (209,433)   99,641   (122,081)   33,105   (19,813)   18,446
                                    ---------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               49,768   116,030     51,913   101,354    (7,170)   32,379
                                    ---------  --------  ---------  --------  --------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               18,013    60,954     21,402    53,856    43,634    35,774
   Transfers from other funding
      options                          23,615    17,073      1,239    33,595    12,400     1,820
   Policy surrenders                  (11,197)  (30,860)   (24,537)  (28,028)  (42,706)  (19,616)
   Transfers to other funding
      options                        (645,071)  (37,289)  (789,136)  (34,777)   (1,038)   (1,931)
   Other receipts (payments)               --        --         --        --        --        --
                                    ---------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (614,640)    9,878   (791,032)   24,646    12,290    16,047
                                    ---------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets               (564,872)  125,908   (739,119)  126,000     5,120    48,426
NET ASSETS:
   Beginning of period                564,872   438,964    739,119   613,119   250,047   201,621
                                    ---------  --------  ---------  --------  --------  --------
   End of period                    $      --  $564,872  $      --  $739,119  $255,167  $250,047
                                    =========  ========  =========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        VAN KAMPEN
                                       LIT STRATEGIC                           VANGUARD VIF
                                     GROWTH INVESTMENT     VANGUARD VIF        TOTAL STOCK
                                          OPTION          MID-CAP INDEX        MARKET INDEX      THE MERGER FUND VL
                                         (CLASS I)      INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                    ------------------  ------------------  -------------------  ------------------
                                      2007      2006      2007      2006       2007      2006      2007      2006
                                    --------  --------  --------  --------  ---------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $ (1,463) $ (1,282) $  3,424  $  1,076  $     556  $   (155) $   (913) $   (876)
   Net realized gains (losses)         6,168     1,894    67,063    16,619     16,419     4,799    17,421    11,590
   Change in unrealized gains
      (losses) on investments         22,823     2,428   (39,343)   29,015     (5,716)   12,214   (15,450)    3,845
                                    --------  --------  --------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations              27,528     3,040    31,144    46,710     11,259    16,858     1,058    14,559
                                    --------  --------  --------  --------  ---------  --------  --------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              33,391    36,429    35,909    42,109     34,188     5,550    12,798     2,055
   Transfers from other funding
      options                          1,732     1,712   102,205   229,562     75,606   231,752     1,008    14,660
   Policy surrenders                 (20,813)  (19,299)  (85,611)  (20,990)  (113,231)   (4,930)   (3,231)   (3,192)
   Transfers to other funding
      options                        (14,024)   (2,646)  (61,899)  (18,891)    (2,650)     (236)       (5)  (26,548)
   Other receipts (payments)              --        --        --        --         --        --        --        --
                                    --------  --------  --------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions        286    16,196    (9,396)  231,790     (6,087)  232,136    10,570   (13,025)
                                    --------  --------  --------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets                27,814    19,236    21,748   278,500      5,172   248,994    11,628     1,534
NET ASSETS:
   Beginning of period               165,072   145,836   520,177   241,677    297,631    48,637    98,601    97,067
                                    --------  --------  --------  --------  ---------  --------  --------  --------
   End of period                    $192,886  $165,072  $541,925  $520,177  $ 302,803  $297,631  $110,229  $ 98,601
                                    ========  ========  ========  ========  =========  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Fund UL for Variable Life Insurance (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on November 10, 1983 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Investment Options, each of which is treated as an individual accounting entity for financial reporting purposes. Each Investment Option invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

American Funds Insurance Series ("American Funds")
Dreyfus Variable Investment Fund ("Dreyfus VIF")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Goldman Sachs Variable Insurance Trust ("Goldman Sachs")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer")
Putnam Variable Trust ("Putnam VT")
Van Kampen Life Investment Trust ("Van Kampen LIT")
Vanguard Variable Insurance Fund ("Vanguard VIF")
The Merger Fund VL

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments applied to the Separate Account are invested in one or more Investment Options in accordance with the selection made by the policy owner. The following Investment Options were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Investment Option invests):

American Funds Global Growth Investment Option (Class 2)
American Funds Growth Investment Option (Class 2)
American Funds Growth-Income Investment Option (Class 2)
Dreyfus VIF Appreciation Investment Option (Initial Shares)
Dreyfus VIF Developing Leaders Investment Option (Initial Shares)
Fidelity VIP Contrafund Investment Option (Service Class)
Fidelity VIP Equity-Income Investment Option (Initial Class)
Fidelity VIP Growth Investment Option (Initial Class)
Fidelity VIP High Income Investment Option (Initial Class)
Fidelity VIP Mid Cap Investment Option (Service Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Investment Option (Class 2) FTVIPT Templeton Developing Markets Securities Investment Option (Class 2) FTVIPT Templeton Foreign Securities Investment Option (Class 2)
FTVIPT Templeton Global Income Securities Investment Option (Class 1) Goldman Sachs Capital Growth Investment Option (Institutional Class)
Janus Aspen Global Technology Investment Option (Service Shares)
Janus Aspen Mid Cap Growth Investment Option (Service Shares)
Janus Aspen Worldwide Growth Investment Option (Service Shares)

LMPVET Aggressive Growth Investment Option (Class I)
LMPVET Capital Investment Option
LMPVET Equity Index Investment Option (Class I)
LMPVET Fundamental Value Investment Option (Class I)
LMPVET International All Cap Opportunity Investment Option
LMPVET Investors Investment Option (Class I)
LMPVET Large Cap Growth Investment Option (Class I)
LMPVET Capital and Income Investment Option (Class II)
LMPVIT High Income Investment Option
MIST BlackRock High Yield Investment Option (Class A)
MIST Janus Forty Investment Option (Class A)
MIST Legg Mason Partners Managed Assets Investment Option (Class A)
MIST Loomis Sayles Global Markets Investment Option (Class A)
MIST Lord Abbett Bond Debenture Investment Option (Class A)
MIST Lord Abbett Growth and Income Investment Option (Class B)
MIST Met/AIM Capital Appreciation Investment Option (Class A)
MIST Met/AIM Small Cap Growth Investment Option (Class A)
MIST MFS Emerging Markets Equity Investment Option (Class A)
MIST MFS Research International Investment Option (Class B)
MIST MFS Value Investment Option (Class A)
MIST Neuberger Berman Real Estate Investment Option (Class A)
MIST PIMCO Inflation Protected Bond Investment Option (Class A)
MIST Pioneer Fund Investment Option (Class A)
MIST Pioneer Strategic Income Investment Option (Class A)
MIST Third Avenue Small Cap Value Investment Option (Class B)
MSF BlackRock Aggressive Growth Investment Option (Class D)
MSF BlackRock Diversified Investment Option (Class A)
MSF BlackRock Money Market Investment Option (Class A)
MSF FI Large Cap Investment Option (Class A)
MSF FI Value Leaders Investment Option (Class D)
MSF Lehman Brothers Aggregate Bond Index Investment Option (Class A)
MSF MetLife Aggressive Allocation Investment Option (Class B)
MSF MetLife Conservative Allocation Investment Option (Class B)
MSF MetLife Conservative to Moderate Allocation Investment Option (Class B) MSF MetLife Moderate Allocation Investment Option (Class B)
MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B) MSF MetLife Stock Index Investment Option (Class A)
MSF MFS Total Return Investment Option (Class F)
MSF Morgan Stanley EAFE Index Investment Option (Class A)
MSF Oppenheimer Global Equity Investment Option (Class A)
MSF Russell 2000 Index Investment Option (Class A)
MSF T. Rowe Price Large Cap Growth Investment Option (Class B)
MSF Western Asset Management U.S. Government Investment Option (Class A) PIMCO VIT Total Return Investment Option (Administrative Class)
Pioneer Mid Cap Value VCT Investment Option (Class II)
Putnam VT Discovery Growth Investment Option (Class IB)
Van Kampen LIT Comstock Investment Option (Class II)
Van Kampen LIT Strategic Growth Investment Option (Class I)
Vanguard VIF Mid-Cap Index Investment Option
Vanguard VIF Total Stock Market Index Investment Option
The Merger Fund VL Investment Option

1. ORGANIZATION -- (Concluded)

The following Investment Options ceased operations during the year ended December 31, 2007:

Credit Suisse Trusts Emerging Markets Investment Option Dreyfus Stock Index Investment Option
DWS VIT Small Cap Index Investment Option
Fidelity VIP Asset Manager SM Investment Option
FTVIP Templeton Global Asset Allocation Investment Option LMPVPIII Large Cap Value Investment Option
MetLife Investment Diversified Bond Investment Option
MetLife Investment International Stock Investment Option MetLife Investment Large Company Stock Investment Option MetLife Investment Small Company Stock Investment Option
MSF Western Asset Management High Yield Bond Investment Option PIMCO VIT Real Return Investment Option
Putnam VT International Equity Investment Option
Putnam VT Small Cap Value Investment Option

The operations of the Investment Options were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                                 NEW NAME
--------                                                 --------
Legg Mason Partners Variable International All Cap       Legg Mason Partners Variable International All Cap
   Growth Portfolio                                         Opportunity Portfolio
Janus Capital Appreciation Portfolio                     Janus Forty Portfolio
Legg Mason Partners Variable Multiple Discipline - All   Legg Mason Partners Variable Capital Portfolio
   Cap Growth and Value Portfolio

MERGERS:

OLD NAME                                                 NEW NAME
--------                                                 --------
Legg Mason Partners Variable Large Cap Value Portfolio   Legg Mason Partners Variable Investors Portfolio
Western Asset Management High Yield Bond Portfolio       BlackRock High Yield Portfolio

SUBSTITUTIONS:

OLD NAME                                                 NEW NAME
--------                                                 --------
Emerging Markets Portfolio                               MFS Emerging Markets Equity Portfolio
Dreyfus Stock Index Fund                                 MetLife Stock Index Portfolio
Putnam VT International Equity Portfolio                 MFS Research International Portfolio
DWS Small Cap Index VIP                                  Russell 2000 Index Portfolio
Fidelity Asset ManagerSM Portfolio                       BlackRock Diversified Portfolio
Putnam VT Small Cap Value Fund                           Third Avenue Small Cap Value Portfolio
PIMCO VIT Real Return Portfolio                          PIMCO Inflation Protected Bond Portfolio
Templeton Global Asset Allocation Portfolio              Loomis Sayles Global Markets Portfolio
MetLife Investment International Stock Portfolio         Morgan Stanley EAFE Index Portfolio
MetLife Investment Small Company Stock Portfolio         Russell 2000 Index Portfolio
MetLife Investment Large Company Stock Portfolio         MetLife Stock Index Portfolio
MetLife Investment Diversified Bond Portfolio            Lehman Brother Aggregate Bond Index Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable life separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

PREMIUM PAYMENTS

The Company deducts a sales charge and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. The federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The policy owner has the opportunity to transfer funds between Investment Options within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily policy benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Policies and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution of each contract and the Separate Account.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk   0.20% - 0.85%
Administrative               0.10%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

Policy charges are assessed on a monthly basis and generally include: cost of insurance ("COI") charges, administrative charges, a policy fee, and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company. Administrative charges range from $0 to $20 for every $1,000 of the policy face amount and are assessed per month for the first 3 to 6 policy years. In addition, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from $2.04 to $42.20 for every $1,000 of the policy face amount between the first 10 and 15 policy years. These charges are assessed through the redemption of units and are recorded as policy charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                               AS OF               FOR THE YEAR ENDED
                                                         DECEMBER 31, 2007         DECEMBER 31, 2007
                                                        -------------------  -----------------------------
                                                                   MARKET       COST OF        PROCEEDS
                                                         SHARES   VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                        -------  ----------  -------------  --------------
American Funds Global Growth Investment Option
   (Class 2) (Cost $1,250,527)                           67,198   1,679,939      340,707         121,427
American Funds Growth Investment Option
   (Class 2) (Cost $2,648,451)                           66,232   4,419,012      810,647         267,655
American Funds Growth-Income Investment Option
   (Class 2) (Cost $3,485,099)                           70,667   2,986,401    1,324,312         284,781
Credit Suisse Trust Emerging Markets Investment Option
   (Cost $0) (a)                                             --          --       30,326         171,737
Dreyfus Stock Index Investment Option
   (Initial Shares) (Cost $0) (a)                            --          --      199,399      12,048,195
Dreyfus VIF Appreciation Investment Option
   (Initial Shares) (Cost $10,329)                          265      11,897        4,008           1,939
Dreyfus VIF Developing Leaders Investment Option
   (Initial Shares) (Cost $519,361)                      14,196     459,112      144,085         124,072
DWS VIT Small Cap Index Investment Option
   (Class A) (Cost $0) (a)                                   --          --      291,407       2,904,748
Fidelity VIP Asset Manager SM Investment Option
   (Initial Class) (Cost $0) (a)                             --          --      245,729       3,898,149
Fidelity VIP Contrafund Investment Option
   (Service Class) (Cost $2,142,130)                     77,558   2,156,104      911,178         223,830
Fidelity VIP Equity-Income Investment Option
   (Initial Class) (Cost $10,821,528)                   472,576  11,299,290    1,463,834       2,106,272
Fidelity VIP Growth Investment Option
   (Initial Class) (Cost $10,202,454)                   273,343  12,333,251      465,234       1,875,313
Fidelity VIP High Income Investment Option
   (Initial Class) (Cost $2,354,745)                    306,320   1,831,792      229,861         265,993
Fidelity VIP Mid Cap Investment Option
   (Service Class 2) (Cost $641,101)                     20,207     719,970      260,577          81,968
FTVIP Templeton Global Asset Allocation
   Investment Option (Class 1) (Cost $0) (a)                 --          --      131,995       6,037,223
FTVIPT Franklin Small-Mid Cap Growth Securities
   Investment Option (Class 2) (Cost $561,874)           30,259     693,242      106,678          68,551
FTVIPT Templeton Developing Markets Securities
   Investment Option (Class 2) (Cost $991,185)           76,271   1,220,338      658,555          74,015
FTVIPT Templeton Foreign Securities Investment Option
   (Class 2) (Cost $1,199,738)                           74,595   1,510,555      401,993          80,647
FTVIPT Templeton Global Income Securities
   Investment Option (Class 1) (Cost $739,450)           53,766     914,024       83,627         117,177
Goldman Sachs Capital Growth Investment Option
   (Institutional Class) (Cost $111,780)                 10,534     134,100       40,664          30,400
Janus Aspen Global Technology Investment Option
   (Service Shares) (Cost $80,792)                       20,577     106,589       18,505          10,561
Janus Aspen Mid Cap Growth Investment Option
   (Service Shares) (Cost $498,300)                      18,844     733,966      118,144         132,799
Janus Aspen Worldwide Growth Investment Option
   (Service Shares) (Cost $457,379)                      15,059     527,510      188,350         100,064
LMPVET Aggressive Growth Investment Option
   (Class I) (Cost $1,438,029)                          109,343   1,783,380      376,751         537,350
LMPVET Capital Investment Option (Cost $171,375)         10,772     169,775       77,724          37,673
LMPVET Equity Index Investment Option
   (Class I) (Cost $4,213,959)                          147,810   4,960,511      539,048       1,107,100
LMPVET Fundamental Value Investment Option
   (Class I) (Cost $3,981,759)                          202,513   4,392,514      551,999       1,178,606
LMPVET International All Cap Opportunity
   Investment Option (Cost $103,607)                      8,991      80,472       76,068           4,459
LMPVET Investors Investment Option
   (Class I) (Cost $1,897,543) (b)                      108,739   1,796,371    2,408,357         503,811

                                                                 AS OF               FOR THE YEAR ENDED
                                                           DECEMBER 31, 2007         DECEMBER 31, 2007
                                                          -------------------  -----------------------------
                                                                     MARKET       COST OF        PROCEEDS
                                                           SHARES   VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                          -------  ----------  -------------  --------------
LMPVET Large Cap Growth Investment Option
   (Class I) (Cost $992,036)                               72,121   1,197,215      173,814         673,031
LMPVET Capital and Income Investment Option
   (Class II) (Cost $269,492)                              19,693     244,790      151,243          49,652
LMPVIT High Income Investment Option (Cost $1,329,390)    169,507   1,130,614      171,369         224,210
LMPVPIII Large Cap Value Investment Option (Cost $0) (a)       --          --       41,221       2,351,924
MIST BlackRock High Yield Investment Option
   (Class A) (Cost $154,408) (b)                           18,434     151,894      158,529           4,055
MIST Janus Forty Investment Option
   (Class A) (Cost $11,083,845)                           150,184  12,586,958    2,411,651       1,624,104
MIST Legg Mason Partners Managed Assets
   Investment Option (Class A) (Cost $3,359,127)          198,282   3,402,522      560,574         419,571
MIST Loomis Sayles Global Markets Investment Option
   (Class A) (Cost $5,499,447) (b)                        499,568   6,634,259    5,964,008         521,272
MIST Lord Abbett Bond Debenture Investment Option
   (Class A) (Cost $392,733)                               32,780     414,008      102,210          19,477
MIST Lord Abbett Growth and Income Investment Option
   (Class B) (Cost $228,616)                                8,321     238,724       64,696          29,325
MIST Met/AIM Capital Appreciation Investment Option
   (Class A) (Cost $3,021,510)                            249,373   3,012,426      152,028         358,937
MIST Met/AIM Small Cap Growth Investment Option
   (Class A) (Cost $319,323)                               22,351     332,130      194,857          53,627
MIST MFS Emerging Markets Equity Investment Option
   (Class A) (Cost $161,293) (b)                           14,016     201,552      188,758          31,602
MIST MFS Research International Investment Option
   (Class B) (Cost $745,586) (b)                           54,556     781,248      812,245          68,788
MIST MFS Value Investment Option
   (Class A) (Cost $249,192)                               17,722     266,546      121,136          73,171
MIST Neuberger Berman Real Estate Investment Option
   (Class A) (Cost $263,243)                               17,245     242,812      161,309         276,740
MIST PIMCO Inflation Protected Bond Investment Option
   (Class A) (Cost $394,494) (b)                           38,802     425,275      611,647         226,644
MIST Pioneer Fund Investment Option
   (Class A) (Cost $326,389)                               23,859     363,372       34,639          80,040
MIST Pioneer Strategic Income Investment Option
   (Class A) (Cost $1,248,883)                            131,362   1,316,247      140,014         399,819
MIST Third Avenue Small Cap Value Investment Option
   (Class B) (Cost $1,036,605)                             60,511     948,806      922,506          79,465
MetLife Investment Diversified Bond Investment Option
   (Class I) (Cost $0) (c)                                     --          --        1,701          19,476
MetLife Investment International Stock Investment Option
   (Class I) (Cost $0) (c)                                     --          --       14,957         106,242
MetLife Investment Large Company Stock Investment Option
   (Class I) (Cost $0) (c)                                     --          --          706          25,258
MetLife Investment Small Company Stock Investment Option
   (Class I) (Cost $0) (c)                                     --          --       75,005         431,634
MSF BlackRock Aggressive Growth Investment Option
   (Class D) (Cost $370,470)                               15,256     437,239       64,623          67,357
MSF BlackRock Diversified Investment Option
   (Class A) (Cost $3,514,777) (b)                        196,178   3,566,522    3,824,971         311,115
MSF BlackRock Money Market Investment Option
   (Class A) (Cost $7,092,607)                             70,926   7,092,607    2,935,266       4,658,842
MSF FI Large Cap Investment Option
   (Class A) (Cost $5,780,237)                            392,750   5,757,719      643,585         812,419
MSF FI Value Leaders Investment Option
   (Class D) (Cost $1,654,849)                              8,209   1,607,140      495,273         217,367

4. STATEMENT OF INVESTMENTS -- (Concluded)

                                                                AS OF               FOR THE YEAR ENDED
                                                          DECEMBER 31, 2007         DECEMBER 31, 2007
                                                         -------------------  -----------------------------
                                                                    MARKET       COST OF        PROCEEDS
                                                          SHARES   VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                         -------  ----------  -------------  --------------
MSF Lehman Brothers Aggregate Bond Index
   Investment Option (Class A) (Cost $7,364) (d)             681       7,470         7,422             59
MSF MetLife Aggressive Allocation Investment Option
   (Class B) (Cost $ 195,990)                             15,848     199,844       122,735        153,844
MSF MetLife Conservative Allocation Investment Option
   (Class B) (Cost $ 13,083)                               1,286      14,305         2,609          1,391
MSF MetLife Conservative to Moderate Allocation
   Investment Option (Class B) (Cost $130,228)            11,743     135,391        85,725         14,186
MSF MetLife Moderate Allocation Investment Option
   (Class B) (Cost $ 91,617)                               7,843      93,807        99,455         77,070
MSF MetLife Moderate to Aggressive Allocation
   Investment Option (Class B) (Cost $754,946)            65,885     815,661       277,689        225,591
MSF MetLife Stock Index Investment Option
   (Class A) (Cost $9,914,017) (b)                       265,876   9,837,398    12,787,947      2,849,831
MSF MFS Total Return Investment Option
   (Class F) (Cost $5,791,015)                            39,845   6,114,255       819,269        574,708
MSF Morgan Stanley EAFE Index Investment Option
   (Class A) (Cost $103,184) (d)                           5,927     101,882       103,844            659
MSF Morgan Stanley EAFE Index Investment Option
   (Class B) (Cost $0) (c)                                    --          --         4,187          4,236
MSF Oppenheimer Global Equity Investment Option
   (Class A) (Cost $10,774,847)                          660,380  11,556,657       638,810      3,181,611
MSF Russell 2000 Index Investment Option
   (Class A) (Cost $2,940,896) (d)                       195,102   2,766,546     3,301,928        346,742
MSF T. Rowe Price Large Cap Growth Investment Option
   (Class B) (Cost $238,541)                              16,297     267,267        86,160         82,598
MSF Western Asset Management High Yield Bond
   Investment Option (Class A) (Cost $0) (a)                  --          --        18,284        158,213
MSF Western Asset Management U.S. Government
   Investment Option (Class A) (Cost $2,964,967)         249,647   3,118,095       610,598        686,959
PIMCO VIT Real Return Investment Option
   (Administrative Class) (Cost $0) (a)                       --          --        37,218        446,329
PIMCO VIT Total Return Investment Option
   (Administrative Class) (Cost $2,578,664)              251,103   2,634,007       519,559        265,221
Pioneer Mid Cap Value VCT Investment Option
   (Class II) (Cost $342,884)                             17,089     326,919       114,362         62,161
Putnam VT Discovery Growth Investment Option
   (Class IB) (Cost $28,426)                               6,046      35,911         7,718          2,599
Putnam VT International Equity Investment Option
   (Class IB) (Cost $0) (a)                                   --          --       131,742        654,303
Putnam VT Small Cap Value Investment Option
   (Class IB) (Cost $0) (a)                                   --          --       109,439        815,478
Van Kampen LIT Comstock Investment Option
   (Class II) (Cost $246,432)                             18,492     255,183        60,099         40,224
Van Kampen LIT Strategic Growth Investment Option
   (Class I) (Cost $147,005)                               5,727     192,900        27,884         29,054
Vanguard VIF Mid-Cap Index Investment Option
   (Cost $539,746)                                        29,169     541,955       189,587        133,950
Vanguard VIF Total Stock Market Index Investment Option
   (Cost $295,779)                                         9,740     302,823       119,234        112,115
The Merger Fund VL Investment Option (Cost $120,901)      11,068     110,237        30,610          3,831

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
American Funds Global Growth                2007     957  1.746 - 1.769     1,680        2.76       0.65 - 0.90        13.87 - 14.06
   Investment Option (Class 2)              2006     879  1.533 - 1.551     1,355        0.88       0.65 - 0.90        19.33 - 19.68
                                            2005     816  1.284 - 1.296     1,053        0.68       0.65 - 0.90        13.02 - 13.39
                                            2004     312  1.135 - 1.144       355        0.45       0.65 - 0.90        12.49 - 12.72
                                            2003     199  1.009 - 1.017       202        0.43       0.65 - 0.90        33.99 - 34.30

American Funds Growth                       2007   3,183  1.382 - 1.400     4,419        0.80       0.65 - 0.90        11.32 - 11.55
   Investment Option (Class 2)              2006   2,984  1.241 - 1.255     3,716        0.85       0.65 - 0.90          9.20 - 9.51
                                            2005   2,653  1.135 - 1.146     3,022        0.79       0.65 - 0.90        15.14 - 15.41
                                            2004   1,300  0.985 - 0.993     1,284        0.19       0.65 - 0.90        11.55 - 11.82
                                            2003     969  0.883 - 0.888       858        0.14       0.65 - 0.90        35.57 - 35.99

American Funds Growth-Income                2007   2,101  1.392 - 1.440     2,986        1.59       0.65 - 0.90          4.10 - 4.35
   Investment Option (Class 2)              2006   1,434  1.337 - 1.380     1,956        1.55       0.65 - 0.90        14.18 - 14.43
                                            2005   1,408  1.171 - 1.206     1,677        1.45       0.65 - 0.90          4.83 - 5.14
                                            2004   1,066  1.117 - 1.147     1,208        0.95       0.65 - 0.90          9.40 - 9.66
                                            2003     869  1.021 - 1.046       899        1.30       0.65 - 0.90        31.23 - 31.57

Credit Suisse Trust Emerging Markets        2007      --  2.355 - 2.431        --          --       0.65 - 0.90          5.03 - 5.10
   Investment Option (a)                    2006      58  2.242 - 2.313       134        0.52       0.65 - 0.90        31.34 - 31.64
                                            2005      71  1.707 - 1.757       124        0.74       0.65 - 0.90        26.73 - 27.13
                                            2004      57  1.347 - 1.382        79        0.36       0.65 - 0.90        23.81 - 24.06
                                            2003      32  1.088 - 1.114        36          --       0.65 - 0.90        41.67 - 41.91

Dreyfus Stock Index Investment Option       2007      --  1.066 - 3.621        --        0.42       0.60 - 0.90          5.52 - 5.67
   (Initial Shares) (a)                     2006   3,571  1.010 - 3.428    11,245        1.66       0.60 - 0.90        14.48 - 14.80
                                            2005   3,788  0.882 - 2.986    10,421        1.62       0.60 - 0.90          3.76 - 4.08
                                            2004   3,901  0.850 - 2.869    10,325        1.83       0.60 - 0.90          9.63 - 9.97
                                            2003   3,806  0.774 - 2.609     9,189        1.49       0.60 - 0.90        27.20 - 27.58

Dreyfus VIF Appreciation                    2007       8  1.557 - 1.571        12        1.44       0.65 - 0.85          6.28 - 6.44
   Investment Option (Initial Shares)       2006       6  1.465 - 1.476         9        1.42       0.65 - 0.85        15.45 - 15.67
                                            2005       5  1.269 - 1.276         6        0.02       0.65 - 0.85          3.51 - 3.74
                                            2004       2  1.226 - 1.230         2        2.00       0.65 - 0.85          4.33 - 4.34
                                            2003      --          1.179        --        1.31              0.65                 3.97

Dreyfus VIF Developing Leaders              2007     428  1.065 - 1.085       459        0.79       0.65 - 0.90    (11.84) - (11.64)
   Investment Option (Initial Shares)       2006     474  1.208 - 1.228       576        0.40       0.65 - 0.90          2.81 - 3.11
                                            2005     495  1.175 - 1.191       585          --       0.65 - 0.90          4.89 - 5.12
                                            2004     497  1.120 - 1.133       560        0.21       0.65 - 0.90        10.34 - 10.64
                                            2003     477  1.015 - 1.024       486        0.04       0.65 - 0.90        30.46 - 30.78

DWS VIT Small Cap Index                     2007      --  1.604 - 1.887        --        0.86       0.60 - 0.90          5.19 - 5.31
   Investment Option (Class A) (a)          2006   1,552  1.524 - 1.792     2,659        0.64       0.60 - 0.90        16.42 - 16.82
                                            2005   1,651  1.309 - 1.534     2,436        0.64       0.60 - 0.90          3.29 - 3.60
                                            2004   1,361  1.266 - 1.481     1,940        0.41       0.60 - 0.90        16.75 - 17.08
                                            2003   1,136  1.084 - 1.265     1,391        0.80       0.60 - 0.90        45.11 - 45.60

Fidelity VIP Asset Manager SM               2007      --  1.164 - 2.170        --        3.09       0.60 - 0.90          4.96 - 5.03
   Investment Option (Initial Class) (a)    2006   1,889  1.109 - 2.066     3,681        2.72       0.60 - 0.90          6.34 - 6.71
                                            2005   2,024  1.042 - 1.936     3,713        2.70       0.60 - 0.90          3.13 - 3.42
                                            2004   2,183  1.010 - 1.872     3,887        2.77       0.60 - 0.90          4.54 - 4.83
                                            2003   2,324  0.966 - 1.786     3,964        3.57       0.60 - 0.90        16.92 - 17.27

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
Fidelity VIP Contrafund Investment Option   2007   1,152  1.842 - 1.892     2,156        0.89       0.65 - 0.90        16.43 - 16.72
   (Service Class)                          2006   1,050  1.582 - 1.621     1,685        1.14       0.65 - 0.90        10.63 - 10.88
                                            2005     850  1.430 - 1.462     1,230        0.16       0.65 - 0.90        15.79 - 16.12
                                            2004     572  1.235 - 1.259       714        0.24       0.65 - 0.90        14.25 - 14.56
                                            2003     438  1.081 - 1.099       477        0.22       0.65 - 0.90        27.18 - 27.49

Fidelity VIP Equity-Income                  2007   3,337  1.530 - 3.559    11,299        1.71       0.60 - 0.90          0.62 - 0.94
   Investment Option (Initial Class)        2006   3,811  1.520 - 3.526    12,821        3.31       0.60 - 0.90        19.12 - 19.48
                                            2005   4,172  1.275 - 2.951    11,809        1.61       0.60 - 0.90          4.91 - 5.20
                                            2004   4,278  1.215 - 2.805    11,573        1.57       0.60 - 0.90        10.54 - 10.87
                                            2003   4,827  1.098 - 2.530    11,859        1.80       0.60 - 0.90        29.16 - 29.54

Fidelity VIP Growth                         2007   3,965  0.912 - 3.353    12,332        0.83       0.60 - 0.90        25.78 - 26.19
   Investment Option (Initial Class)        2006   4,458  0.724 - 2.657    11,054        0.39       0.60 - 0.90          5.85 - 6.22
                                            2005   4,791  0.684 - 2.502    11,280        0.50       0.60 - 0.90          4.89 - 5.17
                                            2004   5,061  0.652 - 2.379    11,395        0.26       0.60 - 0.90          2.44 - 2.81
                                            2003   5,197  0.636 - 2.315    11,488        0.27       0.60 - 0.90        31.68 - 32.06

Fidelity VIP High Income                    2007   1,099  1.141 - 1.712     1,832        7.89       0.60 - 0.90          1.85 - 2.15
   Investment Option (Initial Class)        2006   1,203  1.119 - 1.676     1,966        7.26       0.60 - 0.90        10.21 - 10.63
                                            2005   1,417  1.015 - 1.515     2,102       14.77       0.60 - 0.90          1.80 - 2.09
                                            2004   1,494  0.997 - 1.484     2,175        8.18       0.60 - 0.90          8.58 - 8.88
                                            2003   1,565  0.917 - 1.363     2,098        7.09       0.60 - 0.90        26.13 - 26.56

Fidelity VIP Mid Cap Investment Option      2007     274  2.608 - 2.638       720        0.50       0.65 - 0.90        14.34 - 14.60
   (Service Class 2)                        2006     221  2.281 - 2.302       508        0.14       0.65 - 0.90        11.38 - 11.64
                                            2005     151  2.048 - 2.062       310          --       0.65 - 0.90        16.96 - 17.29
                                            2004      83  1.751 - 1.758       146          --       0.65 - 0.90         4.98 - 23.80
                                            2003       6  1.418 - 1.420         9          --       0.65 - 0.85         2.60 - 14.82

FTVIP Templeton Global Asset Allocation     2007      --  3.333 - 3.453        --          --       0.60 - 0.90          6.05 - 6.18
   Investment Option (Class 1) (a)          2006   1,736  3.143 - 3.252     5,553        7.22       0.60 - 0.90        20.33 - 20.67
                                            2005   1,682  2.612 - 2.695     4,471        3.87       0.60 - 0.90          2.92 - 3.22
                                            2004   1,814  2.538 - 2.611     4,675        2.97       0.60 - 0.90        14.89 - 15.28
                                            2003   1,898  2.209 - 2.265     4,250        2.78       0.60 - 0.90        31.18 - 31.53

FTVIPT Franklin Small-Mid Cap Growth        2007     561  1.223 - 1.254       693          --       0.65 - 0.90        10.28 - 10.48
   Securities Investment Option (Class 2)   2006     566  1.109 - 1.135       634          --       0.65 - 0.90          7.67 - 7.99
                                            2005     520  1.030 - 1.051       540          --       0.65 - 0.90          3.83 - 4.16
                                            2004     395  0.992 - 1.009       395          --       0.65 - 0.90        10.47 - 10.76
                                            2003     291  0.898 - 0.911       263          --       0.65 - 0.90        36.06 - 36.38

FTVIPT Templeton Developing Markets         2007     502  2.420 - 2.442     1,220        1.95       0.65 - 0.90        27.64 - 27.92
   Securities Investment Option (Class 2)   2006     258  1.899 - 1.909       491        0.91       0.65 - 0.85        27.02 - 27.27
                                            2005     102  1.495 - 1.500       153        1.48       0.65 - 0.85        26.37 - 26.58
                                            2004      12  1.183 - 1.185        14        0.69       0.65 - 0.85        23.18 - 27.89

FTVIPT Templeton Foreign Securities         2007     633  2.374 - 2.402     1,510        1.83       0.65 - 0.90        14.41 - 14.71
   Investment Option (Class 2)              2006     523  2.075 - 2.094     1,088        1.20       0.65 - 0.90        20.36 - 20.69
                                            2005     430  1.724 - 1.735       742        1.20       0.65 - 0.90         9.24 - 10.44
                                            2004      65  1.580 - 1.585       103        0.80       0.65 - 0.85        17.47 - 17.76
                                            2003       5  1.345 - 1.346         7          --       0.65 - 0.85         3.30 - 14.76

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
FTVIPT Templeton Global Income              2007     366  2.470 - 2.564       914        2.84       0.60 - 0.90        10.27 - 10.61
   Securities Investment Option (Class 1)   2006     388  2.240 - 2.318       878        3.13       0.60 - 0.90        12.11 - 12.47
                                            2005     435  1.998 - 2.061       876        6.55       0.60 - 0.90      (3.76) - (3.51)
                                            2004     448  2.076 - 2.136       939       11.48       0.60 - 0.90        14.07 - 14.41
                                            2003     499  1.820 - 1.867       916        7.92       0.60 - 0.90        21.58 - 22.03

Goldman Sachs Capital Growth                2007     101  1.324 - 1.337       134        0.20       0.65 - 0.90          9.14 - 9.41
   Investment Option (Institutional Class)  2006      92  1.213 - 1.222       112        0.12       0.65 - 0.90         7.71 - 12.21
                                            2005      83  1.128 - 1.133        94        0.14       0.65 - 0.85          1.99 - 2.53
                                            2004      97          1.106       108        0.83              0.85                 8.22
                                            2003      70          1.022        71          --              0.85                 2.20

Janus Aspen Global Technology               2007     211  0.501 - 0.516       107        0.35       0.60 - 0.90        20.53 - 20.90
   Investment Option (Service Shares)       2006     191  0.415 - 0.427        80          --       0.60 - 0.90          6.89 - 7.29
                                            2005     274  0.388 - 0.398       107          --       0.60 - 0.90        10.42 - 11.02
                                            2004     450  0.351 - 0.359       159          --       0.60 - 0.90        (0.28) - 0.00
                                            2003     400  0.352 - 0.359       142          --       0.60 - 0.90        45.31 - 45.49

Janus Aspen Mid Cap Growth                  2007   1,063  0.682 - 0.707       734        0.07       0.60 - 0.90        20.71 - 21.06
   Investment Option (Service Shares)       2006   1,081  0.565 - 0.584       619          --       0.60 - 0.90        12.13 - 12.60
                                            2005   1,055  0.503 - 0.519       537          --       0.60 - 0.90        11.09 - 11.37
                                            2004   1,082  0.452 - 0.466       496          --       0.60 - 0.90        19.26 - 19.95
                                            2003     912  0.379 - 0.389       350          --       0.60 - 0.90        33.68 - 34.14

Janus Aspen Worldwide Growth                2007     682  0.761 - 0.793       527        0.60       0.60 - 0.90          8.40 - 8.66
   Investment Option (Service Shares)       2006     574  0.702 - 0.730       410        1.65       0.60 - 0.90        16.81 - 17.38
                                            2005     540  0.601 - 0.623       330        1.19       0.60 - 0.90          4.70 - 4.88
                                            2004     629  0.574 - 0.594       366        0.93       0.60 - 0.90          3.52 - 3.93
                                            2003     611  0.554 - 0.572       342        0.85       0.60 - 0.90        22.57 - 23.08

LMPVET Aggressive Growth                    2007   1,597  1.066 - 1.132     1,783          --       0.65 - 0.90          0.57 - 0.80
   Investment Option (Class I)              2006   1,731  1.060 - 1.123     1,922          --       0.65 - 0.90          7.83 - 8.08
                                            2005   1,530  0.983 - 1.039     1,573          --       0.65 - 0.90        10.57 - 11.00
                                            2004   1,409  0.889 - 0.936     1,309          --       0.65 - 0.90          8.95 - 9.22
                                            2003     932  0.816 - 0.857       794          --       0.65 - 0.90        33.33 - 33.70

LMPVET Capital Investment Option            2007     139  1.220 - 1.231       170        0.42       0.65 - 0.90          0.91 - 1.15
                                            2006     114  1.209 - 1.217       139        0.67       0.65 - 0.90        12.66 - 12.89
                                            2005      83  1.073 - 1.078        89        0.51       0.65 - 0.90          4.37 - 7.30
                                            2004      30  1.029 - 1.031        31        0.50       0.65 - 0.85          3.94 - 6.07

LMPVET Equity Index                         2007   4,576  1.052 - 1.179     4,960        1.73       0.60 - 0.90          4.26 - 4.52
   Investment Option (Class I)              2006   5,340  1.009 - 1.128     5,535        1.66       0.60 - 0.90        14.40 - 14.75
                                            2005   5,459  0.882 - 0.983     4,944        1.60       0.60 - 0.90          3.54 - 3.91
                                            2004   4,572  0.851 - 0.946     3,944        1.92       0.60 - 0.90          9.52 - 9.87
                                            2003   3,928  0.777 - 0.861     3,098        1.41       0.60 - 0.90        27.06 - 27.37

LMPVET Fundamental Value                    2007   2,049  1.468 - 3.019     4,392        1.15       0.60 - 0.90          0.38 - 0.67
   Investment Option (Class I)              2006   2,371  1.462 - 2.999     5,221        1.59       0.60 - 0.90        15.77 - 16.11
                                            2005   2,557  1.262 - 2.583     5,036        0.96       0.60 - 0.90          3.81 - 4.15
                                            2004   2,520  1.215 - 2.480     4,844        0.67       0.60 - 0.90          7.24 - 7.59
                                            2003   2,267  1.132 - 2.305     4,186        0.68       0.60 - 0.90        37.38 - 37.78

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
LMPVET International All Cap                2007      64  1.257 - 1.274        80        1.13       0.65 - 0.85          5.45 - 5.64
   Opportunity Investment Option            2006      39  1.192 - 1.206        47        2.29       0.65 - 0.85        24.82 - 25.10
                                            2005      37  0.955 - 0.964        36        1.42       0.65 - 0.85        10.79 - 10.93
                                            2004      37  0.862 - 0.869        32        0.99       0.65 - 0.85        16.80 - 17.12
                                            2003      34  0.738 - 0.742        25        1.18       0.65 - 0.85        26.37 - 26.62

LMPVET Investors
   Investment Option (Class I) (b)          2007     921  1.338 - 2.371     1,796        1.09       0.60 - 0.90      (2.22) - (2.02)

LMPVET Large Cap Growth                     2007   1,287  0.925 - 0.948     1,197        0.04       0.60 - 0.90          4.28 - 4.65
   Investment Option (Class I)              2006   1,814  0.887 - 0.906     1,622        0.16       0.60 - 0.90          3.71 - 4.03
                                            2005   1,935  0.855 - 0.872     1,667        0.14       0.60 - 0.90          4.27 - 4.57
                                            2004   2,033  0.820 - 0.834     1,678        0.39       0.60 - 0.90      (0.61) - (0.24)
                                            2003   1,658  0.825 - 0.836     1,374        0.03       0.60 - 0.90        46.28 - 46.67

LMPVET Capital and Income                   2007     202  1.211 - 1.220       245        1.26       0.65 - 0.85          4.40 - 4.63
   Investment Option (Class II)             2006     150  1.160 - 1.166       174        1.22       0.65 - 0.85          9.64 - 9.79
                                            2005     142  1.058 - 1.062       150        2.02       0.65 - 0.85          3.32 - 3.61
                                            2004      16  1.024 - 1.025        17        1.87       0.65 - 0.85          3.43 - 5.45

LMPVIT High Income                          2007     746  1.307 - 1.690     1,131        8.42       0.60 - 0.90      (0.61) - (0.29)
   Investment Option                        2006     841  1.315 - 1.695     1,278        7.54       0.60 - 0.90         9.99 - 10.35
                                            2005     940  1.195 - 1.536     1,294        8.32       0.60 - 0.90          1.71 - 1.99
                                            2004     894  1.174 - 1.506     1,216        8.34       0.60 - 0.90          9.40 - 9.77
                                            2003     867  1.072 - 1.372     1,094        8.57       0.60 - 0.90        26.42 - 26.80

LMPVPIII Large Cap Value                    2007      --  1.368 - 2.420        --        0.38       0.60 - 0.90          5.36 - 5.45
   Investment Option (a)                    2006   1,133  1.298 - 2.295     2,195        1.25       0.60 - 0.90        17.22 - 17.57
                                            2005   1,240  1.107 - 1.952     2,035        1.55       0.60 - 0.90          5.52 - 5.86
                                            2004   1,384  1.048 - 1.844     2,135        1.93       0.60 - 0.90          9.62 - 9.98
                                            2003   1,338  0.956 - 1.677     1,902        1.80       0.60 - 0.90        26.43 - 26.85

MIST BlackRock High Yield
   Investment Option (Class A) (b)          2007      31          4.916       152          --              0.49               (1.99)

MIST Janus Forty                            2007   2,497  0.961 - 6.503    12,586        0.17       0.60 - 0.90        29.28 - 29.67
   Investment Option (Class A)              2006   2,717  0.743 - 5.015    10,643          --       0.60 - 0.90          3.02 - 3.21

MIST Legg Mason Partners Managed            2007     929  1.278 - 4.900     3,402        2.43       0.60 - 0.90          5.38 - 5.69
   Assets Investment Option (Class A)       2006     962  1.212 - 4.636     3,426          --       0.60 - 0.90          6.21 - 6.43

MIST Loomis Sayles Global Markets
   Investment Option (Class A) (b)          2007   1,627  3.999 - 4.151     6,634          --       0.60 - 0.90        19.98 - 20.21

MIST Lord Abbett Bond Debenture             2007     299  1.375 - 1.393       414        5.12       0.65 - 0.90          5.90 - 6.17
   Investment Option (Class A)              2006     250  1.297 - 1.312       327          --       0.65 - 0.90          5.25 - 5.47

MIST Lord Abbett Growth and Income          2007     135  1.766 - 1.786       239        0.82       0.65 - 0.90          2.79 - 3.00
   Investment Option (Class B)              2006     120  1.718 - 1.734       207          --       0.65 - 0.90          8.04 - 8.24

MIST Met/AIM Capital Appreciation           2007   2,020  0.799 - 1.743     3,012        0.09       0.60 - 0.90        10.95 - 11.30
   Investment Option (Class A)              2006   2,173  0.720 - 1.566     2,884        0.18       0.60 - 0.90      (0.79) - (0.54)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
MIST Met/AIM Small Cap Growth               2007     227  1.457 - 1.469       332          --       0.60 - 0.90        10.38 - 10.78
   Investment Option (Class A)              2006     133  1.320 - 1.326       176          --       0.60 - 0.90        (0.30) - 7.84

MIST MFS Emerging Markets Equity
   Investment Option (Class A) (b)          2007      66  2.962 - 3.063       202          --       0.65 - 0.90        25.77 - 26.00

MIST MFS Research International
   Investment Option (Class B) (b)          2007     462  1.668 - 2.211       781          --       0.60 - 0.90        (0.27) - 5.16

MIST MFS Value                              2007     192  1.384 - 1.395       267          --       0.60 - 0.90          6.71 - 6.98
   Investment Option (Class A)              2006     159  1.297 - 1.304       206        1.52       0.60 - 0.90        11.04 - 11.27

MIST Neuberger Berman Real Estate           2007     153  1.578 - 1.592       243        1.31       0.65 - 0.90    (15.52) - (15.36)
   Investment Option (Class A)              2006     249  1.868 - 1.881       467          --       0.65 - 0.90        22.25 - 22.46

MIST PIMCO Inflation Protected Bond
   Investment Option (Class A) (b)          2007     388  1.094 - 1.103       425          --       0.60 - 0.90          6.73 - 6.99

MIST Pioneer Fund                           2007     172  1.659 - 2.238       363        0.87       0.60 - 0.90          4.05 - 4.38
   Investment Option (Class A)              2006     194  1.594 - 2.144       393          --       0.60 - 0.90          8.03 - 8.23

MIST Pioneer Strategic Income               2007     814  1.600 - 1.651     1,316        0.70       0.60 - 0.90          5.68 - 6.00
   Investment Option (Class A)              2006     979  1.514 - 1.558     1,496        4.80       0.60 - 0.90          4.10 - 4.28

MIST Third Avenue Small Cap Value           2007     541  1.745 - 1.765       949        0.30       0.65 - 0.90      (9.59) - (3.66)
   Investment Option (Class B)              2006     109  1.819 - 1.832       200          --       0.65 - 0.85          2.23 - 2.25

MetLife Investment Diversified Bond         2007      --          2.192        --        3.20              0.60                 3.79
   Investment Option (Class I) (c)          2006       8          2.112        18        4.12              0.60                 3.68
                                            2005       8          2.037        16        3.29              0.60                 1.49
                                            2004       9          2.007        17        3.37              0.60                 3.99
                                            2003       8          1.930        16        3.99              0.60                 4.95

MetLife Investment International Stock      2007      --          2.666        --        2.44              0.60                 7.94
   Investment Option (Class I) (c)          2006      38          2.470        94        1.86              0.60                25.76
                                            2005      41          1.964        80        1.24              0.60                13.99
                                            2004      45          1.723        77        1.33              0.60                14.11
                                            2003      50          1.510        76        0.78              0.60                29.28

MetLife Investment Large Company Stock      2007      --          2.381        --        1.17              0.60                 5.03
   Investment Option (Class I) (c)          2006      10          2.267        24        0.95              0.60                11.90
                                            2005      11          2.026        22        1.07              0.60                 6.07
                                            2004      14          1.910        27        0.85              0.60                 9.33
                                            2003      15          1.747        27        0.64              0.60                27.43

MetLife Investment Small Company Stock      2007      --          2.965        --        0.27              0.60                 0.47
   Investment Option (Class I) (c)          2006     142          2.951       418        0.13              0.60                12.98
                                            2005     142          2.612       371        0.11              0.60                 6.61
                                            2004     149          2.450       364        0.11              0.60                14.27
                                            2003     154          2.144       331        0.12              0.60                42.18

MSF BlackRock Aggressive Growth             2007     558  0.781 - 0.791       437          --       0.65 - 0.90        19.33 - 19.67
   Investment Option (Class D)              2006     555  0.654 - 0.661       364          --       0.65 - 0.90      (1.94) - (1.78)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
MSF BlackRock Diversified
   Investment Option (Class A) (b)          2007   1,735  1.174 - 2.192     3,566          --       0.60 - 0.90          0.81 - 1.02

MSF BlackRock Money Market                  2007   4,273  1.176 - 2.076     7,092        4.95       0.60 - 0.90          4.11 - 4.46
   Investment Option (Class A)              2006   5,928  1.129 - 1.988     8,816        3.29       0.60 - 0.90          2.73 - 2.95

MSF FI Large Cap                            2007   3,333  0.750 - 2.167     5,757        0.16       0.60 - 0.90          3.01 - 3.29
   Investment Option (Class A)              2006   3,618  0.728 - 2.098     6,100          --       0.60 - 0.90          1.81 - 2.09

MSF FI Value Leaders                        2007   1,202  1.317 - 1.352     1,607        0.79       0.65 - 0.90          3.13 - 3.44
   Investment Option (Class D)              2006   1,100  1.277 - 1.307     1,423          --       0.65 - 0.90          3.07 - 3.24

MSF Lehman Brothers Aggregate Bond
   Index Investment Option (Class A) (d)    2007       3          2.223         7          --              0.60                 1.41

MSF MetLife Aggressive Allocation           2007     154  1.297 - 1.308       200        0.07       0.60 - 0.90          2.29 - 2.67
   Investment Option (Class B)              2006     181  1.268 - 1.274       229          --       0.60 - 0.90         6.38 - 10.06

MSF MetLife Conservative Allocation         2007      13  1.141 - 1.148        14          --       0.65 - 0.90          4.67 - 4.84
   Investment Option (Class B)              2006      11  1.090 - 1.095        12          --       0.65 - 0.90          4.61 - 4.89

MSF MetLife Conservative to Moderate        2007     114  1.180 - 1.190       135          --       0.60 - 0.90          3.87 - 4.20
   Allocation Investment Option (Class B)   2006      53  1.136 - 1.142        61          --       0.60 - 0.90          5.19 - 5.45

MSF MetLife Moderate Allocation             2007      86  1.096 - 1.101        94        0.01       0.60 - 0.90        (1.26) - 3.68
   Investment Option (Class B)              2006      67  1.060 - 1.062        71          --       0.60 - 0.85          2.91 - 6.63

MSF MetLife Moderate to Aggressive          2007     652  1.247 - 1.257       816        0.03       0.60 - 0.90          2.89 - 3.20
   Allocation Investment Option (Class B)   2006     601  1.212 - 1.218       731          --       0.60 - 0.90          6.22 - 6.47

MSF MetLife Stock Index
   Investment Option (Class A) (b)          2007   3,007  1.054 - 3.587     9,837          --       0.58 - 0.90      (1.17) - (0.94)

MSF MFS Total Return                        2007   2,881  1.571 - 2.777     6,114        1.96       0.60 - 0.90          3.24 - 3.58
   Investment Option (Class F)              2006   2,857  1.521 - 2.681     5,947          --       0.60 - 0.90          7.42 - 7.61

MSF Morgan Stanley EAFE Index
   Investment Option (Class A) (d)          2007     101  1.010 - 1.012       102          --       0.60 - 0.90      (1.37) - (1.36)

MSF Morgan Stanley EAFE Index
   Investment Option (Class B) (c)          2007      --          1.024        --          --              0.90               (2.10)

MSF Oppenheimer Global Equity               2007   3,125  1.731 - 3.791    11,556        1.17       0.60 - 0.90          5.55 - 5.86
   Investment Option (Class A)              2006   3,886  1.639 - 3.581    13,582          --       0.59 - 0.89          3.54 - 3.62

MSF Russell 2000 Index
   Investment Option (Class A) (d)          2007   1,648  1.485 - 1.750     2,766          --       0.60 - 0.90      (7.48) - (7.26)

MSF T. Rowe Price Large Cap Growth          2007     256  1.040 - 1.054       267        0.17       0.65 - 0.85          8.22 - 8.44
   Investment Option (Class B)              2006     253  0.961 - 0.972       244          --       0.65 - 0.85          7.74 - 7.88

MSF Western Asset Management High Yield     2007      --          5.016        --       10.11              0.60                 4.15
   Bond Investment Option (Class A) (a)     2006      31          4.816       150          --              0.60                 6.95

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
MSF Western Asset Management U.S.           2007   1,694  1.489 - 2.145     3,118        2.76       0.45 - 0.75          3.61 - 3.87
   Government Investment Option (Class A)   2006   1,758  1.437 - 2.065     3,152          --       0.45 - 0.75          3.96 - 4.19

PIMCO VIT Real Return Investment Option     2007      --  1.024 - 1.031        --        1.55       0.60 - 0.90          2.20 - 2.39
   (Administrative Class) (a)               2006     405  1.002 - 1.007       406        4.35       0.60 - 0.90        (0.20) - 0.10
                                            2005     198  1.004 - 1.006       198        1.93       0.60 - 0.90          0.40 - 0.60

PIMCO VIT Total Return Investment Option    2007   1,882  1.377 - 1.418     2,634        4.80       0.65 - 0.90          7.75 - 8.08
   (Administrative Class)                   2006   1,762  1.278 - 1.312     2,285        4.42       0.65 - 0.90          2.90 - 3.14
                                            2005   1,700  1.242 - 1.272     2,137        3.46       0.65 - 0.90          1.55 - 1.84
                                            2004   1,327  1.223 - 1.249     1,640        1.89       0.65 - 0.90          3.94 - 4.17
                                            2003   1,181  1.176 - 1.199     1,403        2.79       0.65 - 0.90          4.07 - 4.35

Pioneer Mid Cap Value VCT                   2007     191  1.694 - 1.718       327        0.57       0.65 - 0.90          4.44 - 4.63
   Investment Option (Class II)             2006     179  1.622 - 1.642       293          --       0.65 - 0.90        11.25 - 11.55
                                            2005     194  1.458 - 1.472       285        0.20       0.65 - 0.90          6.66 - 6.98
                                            2004     166  1.367 - 1.376       228        0.27       0.65 - 0.90        20.65 - 20.91
                                            2003     126  1.133 - 1.138       143        0.22       0.65 - 0.90        26.73 - 36.29

Putnam VT Discovery Growth                  2007      35          1.028        36          --              0.85                 9.36
   Investment Option (Class IB)             2006      32  0.940 - 0.951        30          --       0.65 - 0.85        10.07 - 10.32
                                            2005      32  0.854 - 0.862        27          --       0.65 - 0.85          6.35 - 6.55
                                            2004      29  0.803 - 0.809        24          --       0.65 - 0.85          6.64 - 6.87
                                            2003      33  0.753 - 0.757        25          --       0.65 - 0.85        30.96 - 31.20

Putnam VT International Equity              2007      --  1.588 - 1.647        --        2.94       0.65 - 0.90          8.47 - 8.58
   Investment Option (Class IB) (a)         2006     383  1.464 - 1.518       565        0.62       0.65 - 0.90        26.61 - 26.82
                                            2005     377  1.156 - 1.199       439        1.43       0.65 - 0.90        11.22 - 11.57
                                            2004     368  1.039 - 1.078       385        1.45       0.65 - 0.90        15.17 - 15.45
                                            2003     338  0.902 - 0.936       307        0.72       0.65 - 0.90        27.35 - 27.61

Putnam VT Small Cap Value                   2007      --  1.848 - 1.872        --        0.55       0.65 - 0.90          7.05 - 7.16
   Investment Option (Class IB) (a)         2006     427  1.726 - 1.747       739        0.31       0.65 - 0.90        16.23 - 16.54
                                            2005     412  1.485 - 1.499       613        0.15       0.65 - 0.90          6.07 - 6.31
                                            2004     230  1.400 - 1.410       323        0.32       0.65 - 0.90        25.11 - 25.44
                                            2003     193  1.119 - 1.124       216        0.21       0.65 - 0.90       (1.41) - 48.68

Van Kampen LIT Comstock                     2007     150  1.697 - 1.713       255        1.56       0.65 - 0.85      (3.14) - (2.95)
   Investment Option (Class II)             2006     142  1.752 - 1.765       250        1.19       0.65 - 0.85        15.04 - 15.28
                                            2005     132  1.523 - 1.531       202        0.35       0.65 - 0.85          3.25 - 3.45
                                            2004      34  1.475 - 1.480        51          --       0.65 - 0.85        10.90 - 15.99

Van Kampen LIT Strategic Growth             2007     205  0.938 - 0.951       193        0.04       0.65 - 0.85        15.95 - 16.26
   Investment Option (Class I)              2006     204  0.809 - 0.818       165          --       0.65 - 0.85          2.02 - 2.12
                                            2005     184  0.793 - 0.801       146        0.26       0.65 - 0.85          7.02 - 7.23
                                            2004     183  0.741 - 0.747       136          --       0.65 - 0.85          6.01 - 6.41
                                            2003     139  0.699 - 0.702        97          --       0.65 - 0.85        26.40 - 26.49

Vanguard VIF Mid-Cap Index                  2007     383  1.407 - 1.418       542        1.27       0.60 - 0.90          5.23 - 5.51
   Investment Option                        2006     387  1.337 - 1.344       520        0.94       0.60 - 0.90        12.73 - 13.05
                                            2005     203  1.186 - 1.189       242          --       0.60 - 0.90          4.23 - 8.75

5. FINANCIAL HIGHLIGHTS -- (Concluded)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
Vanguard VIF Total Stock Market Index       2007     227  1.330 - 1.341       303        0.98       0.60 - 0.90          4.23 - 4.52
   Investment Option                        2006     233  1.276 - 1.283       298        0.60       0.60 - 0.90        14.44 - 14.86
                                            2005      44  1.115 - 1.117        49          --       0.60 - 0.90          1.58 - 3.00

The Merger Fund VL Investment Option        2007      86  1.277 - 1.288       110          --       0.65 - 0.90          1.19 - 1.42
                                            2006      78  1.262 - 1.270        99          --       0.65 - 0.90        15.55 - 15.77
                                            2005      89  1.092 - 1.097        97          --       0.65 - 0.90          1.95 - 3.60
                                            2004       5          1.055         6          --              0.85                 5.50

(1) The Company sells a number of variable life products which have unique combinations of features and fees that are charged against the policy owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Option from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Investment Option is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Investment Option invests.


(3) These amounts represent the annualized policy expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range from minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual policy total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

6.   SCHEDULES OF UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                                      AMERICAN FUNDS                               AMERICAN FUNDS
                                      GLOBAL GROWTH      AMERICAN FUNDS GROWTH     GROWTH-INCOME
                                    INVESTMENT OPTION      INVESTMENT OPTION     INVESTMENT OPTION
                                        (CLASS 2)              (CLASS 2)              (CLASS 2)
                                   --------------------  ---------------------  ---------------------
                                     2007        2006       2007        2006       2007        2006
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units beginning of year              879,195    816,334   2,983,965  2,653,169   1,433,500  1,407,714
Units issued and transferred from
   other funding options             181,254    203,468     524,110    620,698     964,506    359,162
Units redeemed and transferred to
   other funding options            (103,451)  (140,607)   (324,756)  (289,902)   (296,875)  (333,376)
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units end of year                    956,998    879,195   3,183,319  2,983,965   2,101,131  1,433,500
                                   =========  =========  ==========  =========  ==========  =========

                                       DREYFUS VIF              DWS VIT          FIDELITY VIP ASSET
                                    DEVELOPING LEADERS      SMALL CAP INDEX          MANAGER SM
                                    INVESTMENT OPTION      INVESTMENT OPTION      INVESTMENT OPTION
                                     (INITIAL SHARES)          (CLASS A)           (INITIAL CLASS)
                                   --------------------  ---------------------  ---------------------
                                     2007        2006     2007 (a)      2006     2007 (a)      2006
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units beginning of year              473,595    494,897   1,552,349  1,651,365   1,889,265  2,023,983
Units issued and transferred from
   other funding options              74,110     98,758      84,999    193,861      42,257    141,067
Units redeemed and transferred to
   other funding options            (119,564)  (120,060) (1,637,348)  (292,877) (1,931,522)  (275,785)
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units end of year                    428,141    473,595          --  1,552,349          --  1,889,265
                                   =========  =========  ==========  =========  ==========  =========

                                                                                        FTVIP
                                       FIDELITY VIP           FIDELITY VIP         TEMPLETON GLOBAL
                                        HIGH INCOME              MID CAP           ASSET ALLOCATION
                                    INVESTMENT OPTION      INVESTMENT OPTION      INVESTMENT OPTION
                                      (INITIAL CLASS)      (SERVICE CLASS 2)          (CLASS 1)
                                   --------------------  ---------------------  ---------------------
                                      2007       2006       2007        2006     2007 (a)      2006
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units beginning of year            1,202,633  1,417,328     221,441    150,767   1,735,690  1,682,486
Units issued and transferred from
   other funding options             104,012    129,331      96,502    117,919      66,525    224,876
Units redeemed and transferred to
   other funding options            (207,577)  (344,026)    (43,761)   (47,245) (1,802,215)  (171,672)
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units end of year                  1,099,068  1,202,633     274,182    221,441          --  1,735,690
                                   =========  =========  ==========  =========  ==========  =========

                                          FTVIPT
                                     TEMPLETON GLOBAL    GOLDMAN SACHS CAPITAL   JANUS ASPEN GLOBAL
                                    INCOME SECURITIES            GROWTH              TECHNOLOGY
                                    INVESTMENT OPTION      INVESTMENT OPTION      INVESTMENT OPTION
                                        (CLASS 1)        (INSTITUTIONAL CLASS)    (SERVICE SHARES)
                                   --------------------  ---------------------  ---------------------
                                      2007       2006       2007        2006       2007        2006
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units beginning of year              388,041    434,918      92,120     83,320     191,464    273,830
Units issued and transferred from
   other funding options              38,024     52,421      30,857     32,186      46,798     68,874
Units redeemed and transferred to
   other funding options             (60,282)   (99,298)    (21,865)   (23,386)    (27,334)  (151,240)
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units end of year                    365,783    388,041     101,112     92,120     210,928    191,464
                                   =========  =========  ==========  =========  ==========  =========


                                                                                    DREYFUS VIF
                                   CREDIT SUISSE TRUST    DREYFUS STOCK INDEX      APPRECIATION
                                     EMERGING MARKETS      INVESTMENT OPTION     INVESTMENT OPTION
                                    INVESTMENT OPTION      (INITIAL SHARES)       (INITIAL SHARES)
                                   --------------------  ---------------------  --------------------
                                    2007 (a)     2006     2007 (a)     2006        2007      2006
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units beginning of year               58,192     70,952   3,570,898  3,787,516      6,314      5,097
Units issued and transferred from
   other funding options              13,838     14,056     106,921    286,327      2,777      2,780
Units redeemed and transferred to
   other funding options             (72,030)   (26,816) (3,677,819)  (502,945)    (1,453)    (1,563)
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units end of year                         --     58,192          --  3,570,898      7,638      6,314
                                   =========  =========  ==========  =========  =========  =========

                                       FIDELITY VIP           FIDELITY VIP
                                        CONTRAFUND           EQUITY-INCOME      FIDELITY VIP GROWTH
                                    INVESTMENT OPTION      INVESTMENT OPTION     INVESTMENT OPTION
                                      (SERVICE CLASS)       (INITIAL CLASS)        (INITIAL CLASS)
                                   --------------------  ---------------------  --------------------
                                      2007       2006       2007       2006       2007       2006
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units beginning of year            1,049,986    849,521   3,811,407  4,172,390  4,458,254  4,791,221
Units issued and transferred from
   other funding options             271,364    291,994     241,188    297,782    356,496    454,837
Units redeemed and transferred to
   other funding options            (169,629)   (91,529)   (715,770)  (658,765)  (849,292)  (787,804)
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units end of year                  1,151,721  1,049,986   3,336,825  3,811,407  3,965,458  4,458,254
                                   =========  =========  ==========  =========  =========  =========

                                     FTVIPT FRANKLIN       FTVIPT TEMPLETON            FTVIPT
                                      SMALL-MID CAP          DEVELOPING          TEMPLETON FOREIGN
                                    GROWTH SECURITIES     MARKETS SECURITIES        SECURITIES
                                    INVESTMENT OPTION     INVESTMENT OPTION      INVESTMENT OPTION
                                        (CLASS 2)              (CLASS 2)             (CLASS 2)
                                   --------------------  ---------------------  --------------------
                                      2007       2006       2007        2006       2007       2006
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units beginning of year              565,726    519,887     257,789    102,051    523,066    429,622
Units issued and transferred from
   other funding options              57,983    112,017     293,305    182,559    160,180    122,433
Units redeemed and transferred to
   other funding options             (62,734)   (66,178)    (49,520)   (26,821)   (49,824)   (28,989)
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units end of year                    560,975    565,726     501,574    257,789    633,422    523,066
                                   =========  =========  ==========  =========  =========  =========


                                   JANUS ASPEN MID CAP   JANUS ASPEN WORLDWIDE         LMPVET
                                         GROWTH                 GROWTH           AGGRESSIVE GROWTH
                                    INVESTMENT OPTION      INVESTMENT OPTION     INVESTMENT OPTION
                                     (SERVICE SHARES)       (SERVICE SHARES)          (CLASS I)
                                   --------------------  ---------------------  --------------------
                                      2007       2006       2007        2006       2007       2006
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units beginning of year            1,081,353  1,054,710     574,475    539,891  1,731,471  1,529,813
Units issued and transferred from
   other funding options             201,340    207,418     255,177    120,358    416,973    411,788
Units redeemed and transferred to
   other funding options            (219,898)  (180,775)   (147,489)   (85,774)  (551,217)  (210,130)
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units end of year                  1,062,795  1,081,353     682,163    574,475  1,597,227  1,731,471
                                   =========  =========  ==========  =========  =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006




                                                                             LMPVET FUNDAMENTAL
                                    LMPVET CAPITAL    LMPVET EQUITY INDEX          VALUE
                                      INVESTMENT       INVESTMENT OPTION     INVESTMENT OPTION
                                        OPTION             (CLASS I)             (CLASS I)
                                   ----------------  ---------------------  --------------------
                                    2007     2006       2007        2006       2007       2006
                                   -------  -------  ----------  ---------  ---------  ---------
Units beginning of year            114,422   82,619   5,339,672  5,459,451  2,371,132  2,556,785
Units issued and transferred from
   other funding options            59,709   70,451     254,728    251,189    275,091    346,025
Units redeemed and transferred to
   other funding options           (35,618) (38,648) (1,018,412)  (370,968)  (596,827)  (531,678)
                                   -------  -------  ----------  ---------  ---------  ---------
Units end of year                  138,513  114,422   4,575,988  5,339,672  2,049,396  2,371,132
                                   =======  =======  ==========  =========  =========  =========


                                     LMPVET CAPITAL
                                       AND INCOME                                LMPVPIII
                                   INVESTMENT OPTION  LMPVIT HIGH INCOME     LARGE CAP VALUE
                                       (CLASS II)      INVESTMENT OPTION    INVESTMENT OPTION
                                   -----------------  ------------------  ---------------------
                                    2007      2006      2007      2006     2007 (a)      2006
                                   -------  --------  --------  --------  ----------  ---------
Units beginning of year            149,895   142,057   840,680   939,924   1,132,579  1,240,181
Units issued and transferred from
   other funding options            98,390   211,745    85,608   132,378      37,731    136,583
Units redeemed and transferred to
   other funding options           (46,783) (203,907) (180,489) (231,622) (1,170,310)  (244,185)
                                   -------  --------  --------  --------  ----------  ---------
Units end of year                  201,502   149,895   745,799   840,680          --  1,132,579
                                   =======  ========  ========  ========  ==========  =========

                                     MIST LOOMIS        MIST LORD        MIST LORD
                                    SAYLES GLOBAL      ABBETT BOND      ABBETT GROWTH
                                       MARKETS          DEBENTURE        AND INCOME
                                      INVESTMENT       INVESTMENT        INVESTMENT
                                        OPTION           OPTION            OPTION
                                      (CLASS A)         (CLASS A)        (CLASS B)
                                   ---------------  ----------------  ----------------
                                    2007 (b)  2006    2007    2006     2007     2006
                                   ---------  ----  -------  -------  -------  -------
Units beginning of year                   --    --  250,190       --  120,029       --
Units issued and transferred from
   other funding options           1,786,383    --   69,709  270,870   33,299  132,515
Units redeemed and transferred to
   other funding options            (159,047)   --  (21,064) (20,680) (18,674) (12,486)
                                   ---------  ----  -------  -------  -------  -------
Units end of year                  1,627,336    --  298,835  250,190  134,654  120,029
                                   =========  ====  =======  =======  =======  =======

                                      MIST MFS
                                      RESEARCH                              MIST
                                   INTERNATIONAL    MIST MFS VALUE    NEUBERGERBERMAN
                                     INVESTMENT       INVESTMENT        REAL ESTATE
                                       OPTION           OPTION       INVESTMENT OPTION
                                     (CLASS B)        (CLASS A)          (CLASS A)
                                   --------------  ----------------  -----------------
                                   2007 (b)  2006   2007      2006     2007     2006
                                   --------  ----  -------  -------  --------  -------
Units beginning of year                  --    --  158,685       --   249,380       --
Units issued and transferred from
   other funding options            507,213    --   90,810  196,303    70,963  258,525
Units redeemed and transferred to
   other funding options            (44,961)   --  (57,626) (37,618) (167,100)  (9,145)
                                   --------  ----  -------  -------  --------  -------
Units end of year                   462,252    --  191,869  158,685   153,243  249,380
                                   ========  ====  =======  =======  ========  =======


                                       LMPVET
                                    INTERNATIONAL       LMPVET
                                       ALL CAP        INVESTORS            LMPVET
                                     OPPORTUNITY      INVESTMENT      LARGE CAP GROWTH
                                     INVESTMENT         OPTION        INVESTMENT OPTION
                                       OPTION         (CLASS I)           (CLASS I)
                                   --------------  ---------------  --------------------
                                    2007    2006    2007 (b)  2006    2007       2006
                                   ------  ------  ---------  ----  ---------  ---------
Units beginning of year            39,442  37,487         --    --  1,813,546  1,934,688
Units issued and transferred from
   other funding options           29,211   5,757  1,184,556    --    242,806    212,476
Units redeemed and transferred to
   other funding options           (4,768) (3,802)  (263,474)   --   (769,683)  (333,618)
                                   ------  ------  ---------   ---  ---------  ---------
Units end of year                  63,885  39,442    921,082    --  1,286,669  1,813,546
                                   ======  ======  =========   ===  =========  =========

                                   MIST BLACKROCK                             MIST LEGG
                                     HIGH YIELD                            MASON PARTNERS
                                     INVESTMENT      MIST JANUS FORTY      MANAGED ASSETS
                                       OPTION       INVESTMENT OPTION     INVESTMENT OPTION
                                     (CLASS A)          (CLASS A)             (CLASS A)
                                   --------------  --------------------  -------------------
                                   2007 (b)  2006     2007       2006      2007      2006
                                   --------  ----  ---------  ---------  --------  ---------
Units beginning of year                  --    --  2,717,037         --   962,442         --
Units issued and transferred from
   other funding options             32,109    --    370,198  3,079,551   132,179  1,153,220
Units redeemed and transferred to
   other funding options             (1,212)   --   (590,403)  (362,514) (166,087)  (190,778)
                                   --------  ----  ---------  ---------  --------  ---------
Units end of year                    30,897    --  2,496,832  2,717,037   928,534    962,442
                                   ========  ====  =========  =========  ========  =========

                                                           MIST MET/AIM       MIST MFS
                                                             SMALL CAP        EMERGING
                                   MIST MET/AIM CAPITAL       GROWTH       MARKETS EQUITY
                                       APPRECIATION         INVESTMENT       INVESTMENT
                                    INVESTMENT OPTION         OPTION           OPTION
                                        (CLASS A)            (CLASS A)        (CLASS A)
                                   --------------------  ----------------  --------------
                                     2007        2006     2007     2006    2007 (b)  2006
                                   ---------  ---------  -------  -------  --------  ----
Units beginning of year            2,172,553         --  133,082       --        --    --
Units issued and transferred from
   other funding options             217,305  2,429,863  135,519  157,482    78,410    --
Units redeemed and transferred to
   other funding options            (370,185)  (257,310) (41,296) (24,400)  (11,970)   --
                                   ---------  ---------  -------  -------   -------   ---
Units end of year                  2,019,673  2,172,553  227,305  133,082    66,440    --
                                   =========  =========  =======  =======   =======   ===

                                     MIST PIMCO
                                      INFLATION          MIST
                                   PROTECTED BOND    PIONEER FUND        MIST PIONEER
                                     INVESTMENT       INVESTMENT      STRATEGIC INCOME
                                       OPTION           OPTION        INVESTMENT OPTION
                                      (CLASS A)        (CLASS A)          (CLASS A)
                                   --------------  ----------------  -------------------
                                   2007 (b)  2006    2007     2006     2007      2006
                                   --------  ----  -------  -------  --------  ---------
Units beginning of year                  --    --  194,297       --   978,760         --
Units issued and transferred from
   other funding options            603,036    --   21,258  262,752   114,037  1,079,103
Units redeemed and transferred to
   other funding options           (214,959)   --  (43,196) (68,455) (279,041)  (100,343)
                                   --------  ----  -------  -------  --------  ---------
Units end of year                   388,077    --  172,359  194,297   813,756    978,760
                                   ========  ====  =======  =======  ========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                           METLIFE           METLIFE
                                                         INVESTMENT         INVESTMENT
                                   MIST THIRD AVENUE  DIVERSIFIED BOND    INTERNATIONAL
                                    SMALL CAP VALUE      INVESTMENT      STOCK INVESTMENT
                                   INVESTMENT OPTION       OPTION             OPTION
                                       (CLASS B)          (CLASS I)         (CLASS I)
                                   -----------------  ----------------  -----------------
                                     2007     2006    2007 (c)   2006   2007 (c)    2006
                                   -------  --------  --------  ------  --------  -------
Units beginning of year            109,378       --     8,383   8,018    38,222   40,809
Units issued and transferred from
   other funding options           483,641  111,187       641     700     2,079    3,023
Units redeemed and transferred to
   other funding options           (51,857)  (1,809)   (9,024)   (335)  (40,301)  (5,610)
                                   -------  -------    ------   -----   -------   ------
Units end of year                  541,162  109,378        --   8,383        --   38,222
                                   =======  =======    ======   =====   =======   ======

                                    MSF BLACKROCK
                                     DIVERSIFIED      MSF BLACKROCK MONEY
                                      INVESTMENT            MARKET            MSF FI LARGE CAP
                                        OPTION         INVESTMENT OPTION      INVESTMENT OPTION
                                      (CLASS A)            (CLASS A)              (CLASS A)
                                   ---------------  ----------------------  --------------------
                                    2007 (b)  2006     2007        2006        2007       2006
                                   ---------  ----  ----------  ----------  ---------  ---------
Units beginning of year                   --   --    5,928,403          --  3,617,617         --
Units issued and transferred from
   other funding options           1,915,392   --    1,991,582   7,089,062    335,756  4,062,476
Units redeemed and transferred to
   other funding options            (180,240)  --   (3,646,626) (1,160,659)  (620,662)  (444,859)
                                   ---------  ---   ----------  ----------  ---------  ---------
Units end of year                  1,735,152   --    4,273,359   5,928,403  3,332,711  3,617,617
                                   =========  ===   ==========  ==========  =========  =========

                                                     MSF METLIFE
                                     MSF METLIFE   CONSERVATIVE TO    MSF METLIFE
                                    CONSERVATIVE       MODERATE         MODERATE
                                     ALLOCATION       ALLOCATION       ALLOCATION
                                     INVESTMENT       INVESTMENT       INVESTMENT
                                       OPTION           OPTION           OPTION
                                      (CLASS B)       (CLASS B)        (CLASS B)
                                   --------------  ---------------  ---------------
                                    2007    2006     2007    2006     2007    2006
                                   ------  ------  -------  ------  -------  ------
Units beginning of year            11,342      --   53,448      --   66,570      --
Units issued and transferred from
   other funding options            2,904  12,193   73,890  56,091   90,295  67,416
Units redeemed and transferred to
   other funding options           (1,725)   (851) (13,231) (2,643) (71,293)   (846)
                                   ------  ------  -------  ------  -------  ------
Units end of year                  12,521  11,342  114,107  53,448   85,572  66,570
                                   ======  ======  =======  ======  =======  ======

                                     MSF MORGAN      MSF MORGAN
                                    STANLEY EAFE    STANLEY EAFE            MSF
                                        INDEX           INDEX       OPPENHEIMER GLOBAL
                                     INVESTMENT      INVESTMENT            EQUITY
                                       OPTION          OPTION        INVESTMENT OPTION
                                      (CLASS A)       (CLASS B)          (CLASS A)
                                   --------------  --------------  --------------------
                                   2007 (d)  2006  2007 (c)  2006     2007       2006
                                   --------  ----  --------  ----  ---------  ---------
Units beginning of year                 --    --        --    --   3,885,807         --
Units issued and transferred from
   other funding options           101,365    --     4,188    --     211,490  3,962,946
Units redeemed and transferred to
   other funding options              (716)   --    (4,188)   --    (972,184)   (77,139)
                                   -------    --    ------    --   ---------  ---------
Units end of year                  100,649    --        --    --   3,125,113  3,885,807
                                   =======    ==    ======    ==   =========  =========

                                        METLIFE            METLIFE         MSF BLACKROCK
                                    INVESTMENT LARGE   INVESTMENT SMALL      AGGRESSIVE
                                     COMPANY STOCK      COMPANY STOCK          GROWTH
                                   INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                       (CLASS I)          (CLASS I)          (CLASS D)
                                   -----------------  -----------------  -----------------
                                   2007 (c)    2006   2007 (c)    2006     2007      2006
                                   --------  -------  --------  -------  --------  -------
Units beginning of year             10,398   11,036    141,608  142,219   554,527       --
Units issued and transferred from
   other funding options               219      299      5,147    7,994   110,538  616,320
Units redeemed and transferred to
   other funding options           (10,617)    (937)  (146,755)  (8,605) (107,163) (61,793)
                                   -------   ------   --------  -------  --------  -------
Units end of year                       --   10,398         --  141,608   557,902  554,527
                                   =======   ======   ========  =======  ========  =======

                                                           MSF LEHMAN
                                                            BROTHERS
                                                         AGGREGATE BOND     MSF METLIFE
                                                              INDEX          AGGRESSIVE
                                   MSF FI VALUE LEADERS    INVESTMENT        ALLOCATION
                                     INVESTMENT OPTION       OPTION      INVESTMENT OPTION
                                         (CLASS D)          (CLASS A)        (CLASS B)
                                   --------------------  --------------  -----------------
                                      2007       2006    2007 (d)  2006    2007      2006
                                   ---------  ---------  --------  ----  --------  -------
Units beginning of year            1,099,525         --      --     --    180,598       --
Units issued and transferred from
   other funding options             298,226  1,180,363   3,394     --     91,535  241,127
Units redeemed and transferred to
   other funding options            (195,693)   (80,838)    (34)    --   (118,253) (60,529)
                                   ---------  ---------   -----    ---   --------  -------
Units end of year                  1,202,058  1,099,525   3,360     --    153,880  180,598
                                   =========  =========   =====    ===   ========  =======

                                      MSF METLIFE
                                      MODERATE TO       MSF METLIFE
                                       AGGRESSIVE       STOCK INDEX
                                       ALLOCATION        INVESTMENT    MSF MFS TOTAL RETURN
                                   INVESTMENT OPTION       OPTION        INVESTMENT OPTION
                                       (CLASS B)         (CLASS A)           (CLASS F)
                                   -----------------  ---------------  --------------------
                                     2007      2006    2007 (b)  2006     2007       2006
                                   --------  -------  ---------  ----  ---------  ---------
Units beginning of year             600,905       --         --   --   2,856,691         --
Units issued and transferred from
   other funding options            244,449  664,682  3,889,218   --     439,411  3,153,640
Units redeemed and transferred to
   other funding options           (193,656) (63,777)  (882,274)  --    (414,800)  (296,949)
                                   --------  -------  ---------  ---   ---------  ---------
Units end of year                   651,698  600,905  3,006,944   --   2,881,302  2,856,691
                                   ========  =======  =========  ===   =========  =========

                                                       MSF T. ROWE       MSF WESTERN
                                     MSF RUSSELL     PRICE LARGE CAP  ASSET MANAGEMENT
                                      2000 INDEX         GROWTH        HIGH YIELD BOND
                                      INVESTMENT       INVESTMENT        INVESTMENT
                                        OPTION           OPTION            OPTION
                                      (CLASS A)         (CLASS B)         (CLASS A)
                                   ---------------  ----------------  ----------------
                                    2007 (d)  2006    2007     2006   2007 (a)   2006
                                   ---------  ----  -------  -------  --------  ------
Units beginning of year                   --   --   253,175       --   31,183       --
Units issued and transferred from
   other funding options           1,877,529   --    93,214  273,430      525   32,452
Units redeemed and transferred to
   other funding options            (229,883)  --   (90,299) (20,255) (31,708)  (1,269)
                                   ---------  ---   -------  -------  -------   ------
Units end of year                  1,647,646   --   256,090  253,175       --   31,183
                                   =========  ===   =======  =======  =======   ======

6.   SCHEDULES OF UNITS -- (Concluded)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     MSF WESTERN ASSET       PIMCO VIT            PIMCO VIT
                                        MANAGEMENT          TOTAL RETURN         REAL RETURN
                                      U.S. GOVERNMENT    INVESTMENT OPTION    INVESTMENT OPTION
                                     INVESTMENT OPTION    (ADMINISTRATIVE      (ADMINISTRATIVE
                                          (CLASS A)            CLASS)               CLASS)
                                   --------------------  -----------------  --------------------
                                      2007       2006    2007 (a)    2006      2007       2006
                                   ---------  ---------  --------  -------  ---------  ---------
Units beginning of year            1,757,692         --   404,690  197,521  1,762,474  1,699,718
Units issued and transferred from
   other funding options             363,163  1,944,315    34,455  254,662    381,515    320,620
Units redeemed and transferred to
  other funding options             (426,955)  (186,623) (439,145) (47,493)  (262,051)  (257,864)
                                   ---------  ---------  --------  -------  ---------  ---------
Units end of year                  1,693,900  1,757,692        --  404,690  1,881,938  1,762,474
                                   =========  =========  ========  =======  =========  =========

                                                                             VAN KAMPEN
                                       PUTNAM VT         VAN KAMPEN        LIT STRATEGIC
                                    SMALL CAP VALUE     LIT COMSTOCK          GROWTH
                                   INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                      (CLASS IB)         (CLASS II)          (CLASS I)
                                   -----------------  -----------------  -----------------
                                   2007 (a)    2006     2007     2006      2007     2006
                                   --------  -------  -------  -------   -------  -------
Units beginning of year             426,503  411,678  142,464  132,238   203,701  183,576
Units issued and transferred from
   other funding options             12,806   54,056   31,084   23,647    40,291   47,840
Units redeemed and transferred to
   other funding options           (439,309) (39,231) (23,632) (13,421)  (38,670) (27,715)
                                   --------  -------  -------  -------   -------  -------
Units end of year                        --  426,503  149,916  142,464   205,322  203,701
                                   ========  =======  =======  =======   =======  =======

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c) For the period January 1, 2007 to November 9, 2007.

(d) For the period November 12, 2007 to December 31, 2007.

                                                                             PUTNAM VT
                                      PIONEER MID         PUTNAM VT        INTERNATIONAL
                                     CAP VALUE VCT    DISCOVERY GROWTH        EQUITY
                                   INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                      (CLASS II)         (CLASS IB)          (CLASS IB)
                                   -----------------  -----------------  -----------------
                                     2007     2006       2007    2006    2007 (a)    2006
                                   -------  -------     ------  ------   --------  -------
Units beginning of year            179,266  194,078     32,362  31,855    383,058  377,122
Units issued and transferred from
   other funding options            52,840   42,335      5,827   6,707     27,884   60,339
Units redeemed and transferred to
  other funding options            (40,739) (57,147)    (3,276) (6,200)  (410,942) (54,403)
                                   -------  -------     ------  ------   --------  -------
Units end of year                  191,367  179,266     34,913  32,362         --  383,058
                                   =======  =======     ======  ======   ========  =======

                                                        VANGUARD VIF        THE MERGER
                                     VANGUARD VIF        TOTAL STOCK          FUND VL
                                     MID-CAP INDEX      MARKET INDEX        INVESTMENT
                                   INVESTMENT OPTION  INVESTMENT OPTION       OPTION
                                   -----------------  -----------------  ---------------
                                     2007     2006      2007     2006     2007     2006
                                   --------  -------  -------  -------   ------  -------
Units beginning of year             387,429  203,405  232,853   43,587   78,082   88,826
Units issued and transferred from
   other funding options             97,234  216,184   81,650  193,571   10,600   14,784
Units redeemed and transferred to
   other funding options           (101,710) (32,160) (87,306)  (4,305)  (2,472) (25,528)
                                   --------  -------  -------  -------   ------  -------
Units end of year                   382,953  387,429  227,197  232,853   86,210   78,082
                                   ========  =======  =======  =======   ======  =======

7. SUBSEQUENT EVENT

Subject to regulatory approval of certain state insurance departments, the Company anticipates combining four registered variable life separate accounts with and into the Separate Account (the "Combination"). The Combination will result in the elimination of overlapping Investment Options and have no impact to the number of units or accumulation unit values of the policy owners' interest in the Investment Options. There will be no changes in the Company's obligations or the rights and benefits of any policy owners under the Policies. The Combination is expected to be effective on or about November 24, 2008.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
MetLife of CT Variable Life Insurance Separate Account One and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Variable Life Insurance Separate Account One (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Investment Options listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Investment Options listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Investment Options constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2008
(November 18, 2008 as to Note 7)

                                   APPENDIX A

LMPVET Fundamental Value Investment Option (Class I)
LMPVET International All Cap Opportunity Investment Option
LMPVET Investors Investment Option (Class I)
LMPVET Lifestyle Allocation 50% Investment Option
LMPVET Lifestyle Allocation 70% Investment Option
LMPVET Lifestyle Allocation 85% Investment Option
LMPVIT High Income Investment Option
LMPVIT Money Market Investment Option
MIST Met/AIM Capital Appreciation Investment Option (Class A)
MIST Met/AIM Small Cap Growth Investment Option (Class A)
MIST MFS Value Investment Option (Class A)
MIST PIMCO Inflation Protected Bond Investment Option (Class A)
MIST Pioneer Strategic Income Investment Option (Class A)
MSF BlackRock Aggressive Growth Investment Option (Class D)
MSF BlackRock Bond Income Investment Option (Class E)
MSF Capital Guardian U.S. Equity Investment Option (Class A)
MSF FI Large Cap Investment Option (Class A)
MSF MetLife Aggressive Allocation Investment Option (Class B)
MSF MetLife Conservative to Moderate Allocation Investment Option (Class B) MSF MetLife Moderate Allocation Investment Option (Class B)
MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B) MSF MFS Total Return Investment Option (Class F)
Vanguard VIF Mid-Cap Index Investment Option
Vanguard VIF Total Stock Market Index Investment Option

                                   APPENDIX B

LMPVPIII Large Cap Value Investment Option
MSF MetLife Conservative Allocation Investment Option (Class B)
PIMCO VIT Real Return Investment Option (Administrative Class)

             METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT
                 ONE OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                                     LMPVET                LMPVET
                               FUNDAMENTAL VALUE   INTERNATIONAL ALL CAP    LMPVET INVESTORS    LMPVET LIFESTYLE
                               INVESTMENT OPTION        OPPORTUNITY        INVESTMENT OPTION     ALLOCATION 50%
                                   (CLASS I)         INVESTMENT OPTION         (CLASS I)       INVESTMENT OPTION
                               -----------------   ---------------------   -----------------   -----------------
ASSETS:
   Investments at fair value       $4,519,705            $1,827,057            $2,672,062          $174,214
                               -----------------   ---------------------   -----------------   -----------------
         Total Assets               4,519,705             1,827,057             2,672,062           174,214
                               -----------------   ---------------------   -----------------   -----------------
LIABILITIES:
   Other payables
      Insurance charges                   294                   116                   174                11
      Administrative charges              150                    61                    88                 6
                               -----------------   ---------------------   -----------------   -----------------
         Total Liabilities                444                   177                   262                17
                               -----------------   ---------------------   -----------------   -----------------
NET ASSETS                         $4,519,261            $1,826,880            $2,671,800          $174,197
                               =================   =====================   =================   =================

   The accompanying notes are an integral part of these financial statements.

             METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT
                 ONE OF METLIFE INSURANCE COMPANY OF CONNECTICUT
               STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                                DECEMBER 31, 2007

                                LMPVET LIFESTYLE    LMPVET LIFESTYLE         LMPVIT           LMPVIT MONEY
                                 ALLOCATION 70%      ALLOCATION 85%       HIGH INCOME            MARKET
                               INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                               -----------------   -----------------   -----------------   -----------------
ASSETS:
   Investments at fair value        $130,097            $90,679            $1,121,500          $1,895,273
                               -----------------   -----------------   -----------------   -----------------
         Total Assets                130,097             90,679             1,121,500           1,895,273
                               -----------------   -----------------   -----------------   -----------------
LIABILITIES:
   Other payables
      Insurance charges                    9                  6                    73                 135
      Administrative charges               4                  3                    37                  62
                               -----------------   -----------------   -----------------   -----------------
         Total Liabilities                13                  9                   110                 197
                               -----------------   -----------------   -----------------   -----------------
NET ASSETS                          $130,084            $90,670            $1,121,390          $1,895,076
                               =================   =================   =================   =================

   The accompanying notes are an integral part of these financial statements.

                              MIST MET/AIM
                                 CAPITAL                        MIST MFS       MIST PIMCO       MIST PIONEER
                              APPRECIATION    MIST MET/AIM        VALUE        INFLATION      STRATEGIC INCOME    MSF BLACKROCK
                               INVESTMENT   SMALL CAP GROWTH   INVESTMENT    PROTECTED BOND      INVESTMENT     AGGRESSIVE GROWTH
                                 OPTION     INVESTMENT OPTION    OPTION    INVESTMENT OPTION       OPTION       INVESTMENT OPTION
                                (CLASS A)       (CLASS A)       (CLASS A)      (CLASS A)         (CLASS A)         (CLASS D)
                              ------------  -----------------  ----------  -----------------  ----------------  -----------------
ASSETS:
   Investments at fair value   $2,840,925        $51,437        $119,862        $26,975          $1,082,316          $548,754
                              ------------  -----------------  ----------  -----------------  ----------------  -----------------
         Total Assets           2,840,925         51,437         119,862         26,975           1,082,316           548,754
                              ------------  -----------------  ----------  -----------------  ----------------  -----------------
LIABILITIES:
   Other payables
      Insurance charges               189              3               8              2                  71                36
      Administrative charges           94              2               4              1                  36                18
                              ------------  -----------------  ----------  -----------------  ----------------  -----------------
         Total Liabilities            283              5              12              3                 107                54
                              ------------  -----------------  ----------  -----------------  ----------------  -----------------
NET ASSETS                     $2,840,642        $51,432        $119,850        $26,972          $1,082,209          $548,700
                              ============  =================  ==========  =================  ================  =================

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
               STATEMENT OF ASSETS AND LIABILITIES -- (CONCLUDED)
                                DECEMBER 31, 2007

                                 MSF BLACKROCK          MSF CAPITAL                                MSF METLIFE
                                  BOND INCOME      GUARDIAN U.S. EQUITY    MSF FI LARGE CAP   AGGRESSIVE ALLOCATION
                               INVESTMENT OPTION     INVESTMENT OPTION    INVESTMENT OPTION     INVESTMENT OPTION
                                   (CLASS E)             (CLASS A)            (CLASS A)             (CLASS B)
                               -----------------   --------------------   -----------------   ---------------------
ASSETS:
   Investments at fair value       $525,792             $1,559,003            $3,858,268             $99,886
                               -----------------   --------------------   -----------------   ---------------------
         Total Assets               525,792              1,559,003             3,858,268              99,886
                               -----------------   --------------------   -----------------   ---------------------
LIABILITIES:
   Other payables
      Insurance charges                  33                    102                   252                   7
      Administrative charges             17                     52                   128                   3
                               -----------------   --------------------   -----------------   ---------------------
         Total Liabilities               50                    154                   380                  10
                               -----------------   --------------------   -----------------   ---------------------
NET ASSETS                         $525,742             $1,558,849            $3,857,888             $99,876
                               =================   ====================   =================   =====================

   The accompanying notes are an integral part of these financial statements.

                                 MSF METLIFE                   MSF METLIFE
                               CONSERVATIVE TO   MSF METLIFE   MODERATE TO
                                   MODERATE       MODERATE      AGGRESSIVE   MSF MFS TOTAL
                                  ALLOCATION      ALLOCATION    ALLOCATION       RETURN       VANGUARD VIF
                                  INVESTMENT      INVESTMENT    INVESTMENT     INVESTMENT    MID-CAP INDEX   VANGUARD VIF TOTAL
                                    OPTION          OPTION        OPTION         OPTION        INVESTMENT    STOCK MARKET INDEX
                                  (CLASS B)       (CLASS B)     (CLASS B)      (CLASS F)         OPTION       INVESTMENT OPTION
                               ---------------   -----------   -----------   -------------   -------------   ------------------
ASSETS:
   Investments at fair value       $159,049        $163,329      $156,460      $5,195,113       $139,917          $373,969
                               ---------------   -----------   -----------   -------------   -------------   ------------------
         Total Assets               159,049         163,329       156,460       5,195,113        139,917           373,969
                               ---------------   -----------   -----------   -------------   -------------   ------------------
LIABILITIES:
   Other payables
      Insurance charges                  10              10            10             330              9                23
      Administrative charges              5               5             5             171              4                12
                               ---------------   -----------   -----------   -------------   -------------   ------------------
         Total Liabilities               15              15            15             501             13                35
                               ---------------   -----------   -----------   -------------   -------------   ------------------
NET ASSETS                         $159,034        $163,314      $156,445      $5,194,612       $139,904          $373,934
                               ===============   ===========   ===========   =============   =============   ==================

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                                  LMPVET                LMPVET
                                             FUNDAMENTAL VALUE  INTERNATIONAL ALL CAP   LMPVET INVESTORS   LMPVET LIFESTYLE
                                             INVESTMENT OPTION       OPPORTUNITY       INVESTMENT OPTION    ALLOCATION 50%
                                                 (CLASS I)        INVESTMENT OPTION      (CLASS I) (a)    INVESTMENT OPTION
                                             -----------------  ---------------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $  56,727            $  17,436            $  34,168           $ 6,439
                                             -----------------  ---------------------  -----------------  -----------------
EXPENSES:
      Mortality and expense risk
         charges                                    39,489               14,746               14,701             1,589
      Administrative charges                        20,161                7,576                7,647               804
                                             -----------------  ---------------------  -----------------  -----------------
         Total expenses                             59,650               22,322               22,348             2,393
                                             -----------------  ---------------------  -----------------  -----------------
            Net investment income (loss)            (2,923)              (4,886)              11,820             4,046
                                             -----------------  ---------------------  -----------------  -----------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  222,149              912,930               72,538             1,758
      Realized gains (losses) on sale of
         investments                               203,486               56,649                  687             6,474
                                             -----------------  ---------------------  -----------------  -----------------
            Net realized gains (losses)            425,635              969,579               73,225             8,232
                                             -----------------  ---------------------  -----------------  -----------------
      Change in unrealized gains (losses)
         on investments                           (390,154)            (867,362)            (150,662)           (6,958)
                                             -----------------  ---------------------  -----------------  -----------------
      Net increase (decrease) in net assets
         resulting from operations               $  32,558            $  97,331            $ (65,617)          $ 5,320
                                             =================  =====================  =================  =================

(a)  For the period April 30, 2007 to December 31, 2007.

(b)  For the period January 1, 2007 to April 27, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET          LMPVET        LMPVIT      LMPVIT     LMPVPIII      MIST MET/AIM
                                                LIFESTYLE       LIFESTYLE       HIGH        MONEY     LARGE CAP       CAPITAL
                                             ALLOCATION 70%  ALLOCATION 85%    INCOME      MARKET       VALUE       APPRECIATION
                                               INVESTMENT      INVESTMENT    INVESTMENT  INVESTMENT  INVESTMENT  INVESTMENT OPTION
                                                 OPTION          OPTION        OPTION      OPTION    OPTION (b)      (CLASS A)
                                             --------------  --------------  ----------  ----------  ----------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  3,760        $  1,497      $101,486     $95,065   $  10,714       $  2,671
                                             --------------  --------------  ----------  ----------  ----------  -----------------
EXPENSES:
      Mortality and expense risk
         charges                                   1,718             949         9,502      16,921       7,090         23,526
      Administrative charges                         880             506         4,872       7,945       3,653         11,679
                                             --------------  --------------  ----------  ----------  ----------  -----------------
         Total expenses                            2,598           1,455        14,374      24,866      10,743         35,205
                                             --------------  --------------  ----------  ----------  ----------  -----------------
            Net investment income (loss)           1,162              42        87,112      70,199         (29)       (32,534)
                                             --------------  --------------  ----------  ----------  ----------  -----------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  4,053          10,519            --          --          --          7,334
      Realized gains (losses) on sale of
         investments                              24,726          18,922       (41,620)         --     625,240        (17,858)
                                             --------------  --------------  ----------  ----------  ----------  -----------------
            Net realized gains (losses)           28,779          29,441       (41,620)         --     625,240        (10,524)
                                             --------------  --------------  ----------  ----------  ----------  -----------------
      Change in unrealized gains (losses)
         on investments                          (18,655)        (23,280)      (50,269)         --    (478,426)       344,642
                                             --------------  --------------  ----------  ----------  ----------  -----------------
      Net increase (decrease) in net assets
         resulting from operations              $ 11,286        $  6,203      $ (4,777)    $70,199   $ 146,785       $301,584
                                             ==============  ==============  ==========  ==========  ==========  =================

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                  OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                     STATEMENT OF OPERATIONS -- (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                                                                        MIST PIMCO
                                                MIST MET/AIM                       INFLATION PROTECTED     MIST PIONEER
                                              SMALL CAP GROWTH    MIST MFS VALUE           BOND          STRATEGIC INCOME
                                             INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                                 (CLASS A)          (CLASS A)         (CLASS A) (a)         (CLASS A)
                                             -----------------  -----------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                    $   --            $     1              $   --             $ 7,580
                                             -----------------  -----------------  -------------------  -----------------
EXPENSES:
      Mortality and expense risk
         charges                                      301              1,147                 139               8,728
      Administrative charges                          156                591                  70               4,450
                                             -----------------  -----------------  -------------------  -----------------
         Total expenses                               457              1,738                 209              13,178
                                             -----------------  -----------------  -------------------  -----------------
            Net investment income (loss)             (457)            (1,737)               (209)             (5,598)
                                             -----------------  -----------------  -------------------  -----------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     453              3,169                  --                  --
      Realized gains (losses) on sale of
         investments                                  176              6,342                   6               4,836
                                             -----------------  -----------------  -------------------  -----------------
            Net realized gains (losses)               629              9,511                   6               4,836
                                             -----------------  -----------------  -------------------  -----------------
      Change in unrealized gains (losses)
         on investments                             2,735              3,511               1,869              59,350
                                             -----------------  -----------------  -------------------  -----------------
      Net increase (decrease) in net assets
         resulting from operations                 $2,907            $11,285              $1,666             $58,588
                                             =================  =================  ===================  =================

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MSF         MSF                                  MSF      MSF METLIFE
                                              BLACKROCK   BLACKROCK  MSF CAPITAL                METLIFE   CONSERVATIVE
                                             AGGRESSIVE     BOND       GUARDIAN     MSF FI    AGGRESSIVE   TO MODERATE
                                               GROWTH      INCOME    U.S. EQUITY   LARGE CAP  ALLOCATION   ALLOCATION
                                             INVESTMENT  INVESTMENT   INVESTMENT  INVESTMENT  INVESTMENT   INVESTMENT
                                               OPTION      OPTION       OPTION      OPTION      OPTION       OPTION
                                              (CLASS D)   (CLASS E)   (CLASS A)    (CLASS A)   (CLASS B)    (CLASS B)
                                             ----------  ----------  -----------  ----------  ----------  ------------
INVESTMENT INCOME:
      Dividends                               $    --      $21,204    $   7,872   $   6,515    $    64      $    --
                                             ----------  ----------  -----------  ----------  ----------  ------------
EXPENSES:
      Mortality and expense risk
         charges                                4,551        4,651       13,381      32,466        775        1,414
      Administrative charges                    2,251        2,391        6,700      16,124        410          744
                                             ----------  ----------  -----------  ----------  ----------  ------------
         Total expenses                         6,802        7,042       20,081      48,590      1,185        2,158
                                             ----------  ----------  -----------  ----------  ----------  ------------
            Net investment income (loss)       (6,802)      14,162      (12,209)    (42,075)    (1,121)      (2,158)
                                             ----------  ----------  -----------  ----------  ----------  ------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  --           --       97,920     270,255        184          412
      Realized gains (losses) on sale of
         investments                           11,405        5,951        8,524      10,712         88        8,195
                                             ----------  ----------  -----------  ----------  ----------  ------------
            Net realized gains (losses)        11,405        5,951      106,444     280,967        272        8,607
                                             ----------  ----------  -----------  ----------  ----------  ------------
      Change in unrealized gains (losses)
         on investments                        94,144        4,567     (112,092)   (126,608)     2,913        2,009
                                             ----------  ----------  -----------  ----------  ----------  ------------
      Net increase (decrease) in net assets
         resulting from operations            $98,747      $24,680    $ (17,857)  $ 112,284    $ 2,064      $ 8,458
                                             ==========  ==========  ===========  ==========  ==========  ============

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                     STATEMENT OF OPERATIONS -- (CONCLUDED)
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                                                         MSF METLIFE                                  PIMCO VIT
                                                   MSF METLIFE           MODERATE TO              MSF MFS            REAL RETURN
                                              MODERATE ALLOCATION   AGGRESSIVE ALLOCATION      TOTAL RETURN       INVESTMENT OPTION
                                                INVESTMENT OPTION     INVESTMENT OPTION     INVESTMENT OPTION      (ADMINISTRATIVE
                                                    (CLASS B)             (CLASS B)              (CLASS F)             CLASS) (b)
                                              -------------------   ---------------------   -----------------   --------------------
INVESTMENT INCOME:
      Dividends                                      $   --                $  21                $ 112,686               $  389
                                              -------------------   ---------------------   -----------------   --------------------
EXPENSES:
      Mortality and expense risk
         charges                                         731                 634                   44,282                   74
      Administrative charges                             388                 334                   22,356                   33
                                              -------------------   ---------------------   -----------------   --------------------
         Total expenses                                1,119                 968                   66,638                  107
                                              -------------------   ---------------------   -----------------   --------------------
            Net investment income (loss)              (1,119)               (947)                  46,048                  282
                                              -------------------   ---------------------   -----------------   --------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          5                  85                  190,128                  --
      Realized gains (losses) on sale of
         investments                                    (109)                185                   87,971                 (849)
                                              -------------------   ---------------------   -----------------   --------------------
            Net realized gains (losses)                 (104)                270                  278,099                 (849)
                                              -------------------   ---------------------   -----------------   --------------------
      Change in unrealized gains (losses)
         on investments                               (2,977)                  8                 (145,423)               1,101
                                              -------------------   ---------------------   -----------------   --------------------
      Net increase (decrease) in net assets
         resulting from operations                   $(4,200)              $(669)               $ 178,724               $  534
                                              ===================   =====================   =================   ====================

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                VANGUARD VIF      VANGUARD VIF TOTAL
                                                MID-CAP INDEX     STOCK MARKET INDEX
                                              INVESTMENT OPTION    INVESTMENT OPTION
                                              -----------------   ------------------
INVESTMENT INCOME:
      Dividends                                    $  1,616            $ 3,775
                                              -----------------   ------------------
EXPENSES:
      Mortality and expense risk
         charges                                      1,151              2,850
      Administrative charges                            598              1,463
                                              -----------------   ------------------
         Total expenses                               1,749              4,313
                                              -----------------   ------------------
            Net investment income (loss)               (133)              (538)
                                              -----------------   ------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    13,613             15,432
      Realized gains (losses) on sale of
         investments                                  5,288              2,219
                                              -----------------   ------------------
            Net realized gains (losses)              18,901             17,651
                                              -----------------   ------------------
      Change in unrealized gains (losses)
         on investments                             (11,440)            (3,276)
                                              -----------------   ------------------
      Net increase (decrease) in net assets
         resulting from operations                 $  7,328            $13,837
                                              =================   ==================

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    LMPVET FUNDAMENTAL VALUE  LMPVET INTERNATIONAL ALL CAP   LMPVET INVESTORS
                                        INVESTMENT OPTION              OPPORTUNITY          INVESTMENT OPTION
                                            (CLASS I)               INVESTMENT OPTION           (CLASS I)
                                    ------------------------  ----------------------------  -----------------
                                       2007         2006            2007        2006         2007 (a)    2005
                                    -----------  -----------  -------------  -------------  ----------   ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    (2,923) $    18,721     $   (4,886) $   18,384     $   11,820    $--
   Net realized gains (losses)          425,635      332,467        969,579      81,931         73,225     --
   Change in unrealized gains
      (losses) on investments          (390,154)     380,414       (867,362)    269,820       (150,662)    --
                                    -----------  -----------  -------------  -------------  ----------    ---
      Net increase (decrease)
         in net assets resulting
         from operations                 32,558      731,602         97,331     370,135        (65,617)    --
                                    -----------  -----------  -------------  -------------  ----------    ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                     --          717            118         866             --     --
   Transfers from other funding
      options                            62,520      487,402          7,453     371,497      2,821,538     --
   Growth rate intra-fund
      transfers in                    1,859,605    3,244,984        657,886     960,730        775,120     --
   Policy surrenders                   (268,804)    (343,331)      (159,413)   (146,666)      (100,878)    --
   Transfers to other funding
      options                           (72,169)    (607,504)       (27,449)   (179,034)       (71,106)    --
   Growth rate intra-fund
      transfers out                  (1,859,415)  (3,251,142)      (657,673)   (961,618)      (774,548)    --
   Other receipts (payments)           (460,306)    (114,726)       (17,344)    (39,083)        87,291     --
                                    -----------  -----------  -------------  -------------  ----------    ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (738,569)    (583,600)      (196,422)      6,692      2,737,417     --
                                    -----------  -----------  -------------  -------------  ----------    ---
      Net increase (decrease)
         in net assets                 (706,011)     148,002        (99,091)    376,827      2,671,800     --
NET ASSETS:
   Beginning of period                5,225,272    5,077,270      1,925,971   1,549,144             --     --
                                    -----------  -----------  -------------  -------------  ----------    ---
   End of period                    $ 4,519,261  $ 5,225,272     $1,826,880  $1,925,971     $2,671,800    $--
                                    ===========  ===========  =============  =============  ==========    ===

(a)  For the period April 30, 2007 to December 31, 2007.

(b)  For the period January 1, 2007 to April 27, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                      LMPVET LIFESTYLE     LMPVET LIFESTYLE      LMPVET LIFESTYLE
                                       ALLOCATION 50%       ALLOCATION 70%        ALLOCATION 85%       LMPVIT HIGH INCOME
                                     INVESTMENT OPTION     INVESTMENT OPTION     INVESTMENT OPTION      INVESTMENT OPTION
                                    -------------------  --------------------  --------------------  ----------------------
                                      2007       2006       2007       2006       2007       2006       2007        2006
                                    --------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  4,046  $   2,934  $   1,162  $   1,495  $      42  $    (282) $   87,112  $   82,565
   Net realized gains (losses)         8,232      5,494     28,779      7,324     29,441      5,395     (41,620)    (84,935)
   Change in unrealized gains
      (losses) on investments         (6,958)     5,496    (18,655)    11,157    (23,280)     6,892     (50,269)    127,399
                                    --------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               5,320     13,924     11,286     19,976      6,203     12,005      (4,777)    125,029
                                    --------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  --         --         --         --         --         --          --          --
   Transfers from other funding
      options                         14,934      3,385         --     22,695         --     34,428       3,137      58,807
   Growth rate intra-fund
      transfers in                    98,216     86,407     45,900    265,341   (171,843)   151,335     600,074     815,618
   Policy surrenders                 (12,139)   (57,010)    (5,040)    (7,579)       570     (5,361)    (60,576)   (189,686)
   Transfers to other funding
      options                           (353)   (40,447)      (746)   (65,628)       (96)   (49,309)     (7,353)   (193,241)
   Growth rate intra-fund
      transfers out                  (98,032)   (86,492)   (45,960)  (265,334)   171,610   (151,335)   (600,085)   (815,844)
   Other receipts (payments)         (39,794)    (8,549)  (124,909)        --    (75,438)        --    (118,300)    (10,919)
                                    --------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (37,168)  (102,706)  (130,755)   (50,505)   (75,197)   (20,242)   (183,103)   (335,265)
                                    --------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
      Net increase (decrease)
         in net assets               (31,848)   (88,782)  (119,469)   (30,529)   (68,994)    (8,237)   (187,880)   (210,236)
NET ASSETS:
   Beginning of period               206,045    294,827    249,553    280,082    159,664    167,901   1,309,270   1,519,506
                                    --------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
   End of period                    $174,197  $ 206,045  $ 130,084  $ 249,553  $  90,670  $ 159,664  $1,121,390  $1,309,270
                                    ========  =========  =========  =========  =========  =========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                                              MIST MET/AIM CAPITAL
                                                                                                  APPRECIATION
                                        LMPVIT MONEY MARKET      LMPVPIII LARGE CAP VALUE      INVESTMENT OPTION
                                         INVESTMENT OPTION          INVESTMENT OPTION               (CLASS A)
                                     ------------------------   -------------------------   ------------------------
                                         2007         2006        2007 (b)        2006         2007        2006 (c)
                                     -----------   ----------   -----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    70,199   $   66,445   $       (29)  $      (434)  $   (32,534)  $  (19,589)
   Net realized gains (losses)                --           --       625,240       128,912       (10,524)     336,398
   Change in unrealized gains
      (losses) on investments                 --           --      (478,426)      319,300       344,642     (360,501)
                                     -----------   ----------   -----------   -----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  70,199       66,445       146,785       447,778       301,584      (43,692)
                                     -----------   ----------   -----------   -----------   -----------   ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                      --        4,180            --           904            --        2,319
   Transfers from other funding
      options                             39,960      853,903         1,825       116,572        12,908    3,464,729
   Growth rate intra-fund
      transfers in                     1,001,760      941,543       339,029     1,520,862     1,842,118      816,561
   Policy surrenders                    (323,203)    (444,015)      (88,272)     (415,049)     (168,355)    (221,315)
   Transfers to other funding
      options                            (17,130)    (469,703)   (2,907,805)     (176,759)      (10,416)    (260,514)
   Growth rate intra-fund
      transfers out                   (1,001,743)    (941,635)     (339,029)   (1,520,435)   (1,842,162)    (816,960)
   Other receipts (payments)             (45,747)      (8,597)      (16,212)      (86,093)     (228,836)      (7,327)
                                     -----------   ----------   -----------   -----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions       (346,103)     (64,324)   (3,010,464)     (559,998)     (394,743)   2,977,493
                                     -----------   ----------   -----------   -----------   -----------   ----------
      Net increase (decrease)
         in net assets                  (275,904)       2,121    (2,863,679)     (112,220)      (93,159)   2,933,801
NET ASSETS:
   Beginning of period                 2,170,980    2,168,859     2,863,679     2,975,899     2,933,801           --
                                     -----------   ----------   -----------   -----------   -----------   ----------
   End of period                     $ 1,895,076   $2,170,980   $        --   $ 2,863,679   $ 2,840,642   $2,933,801
                                     ===========   ==========   ===========   ===========   ===========   ==========

(a)  For the period April 30, 2007 to December 31, 2007.

(b)  For the period January 1, 2007 to April 27, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                                    MIST PIMCO
                                                                                    INFLATION
                                     MIST MET/AIM SMALL                           PROTECTED BOND    MIST PIONEER STRATEGIC
                                          CAP GROWTH         MIST MFS VALUE         INVESTMENT        INCOME INVESTMENT
                                      INVESTMENT OPTION     INVESTMENT OPTION         OPTION                OPTION
                                          (CLASS A)             (CLASS A)           (CLASS A)             (CLASS A)
                                     ------------------   --------------------   ---------------   -----------------------
                                       2007    2006 (c)      2007     2006 (c)   2007 (a)   2006      2007       2006 (c)
                                     -------   --------   ---------   --------   --------   ----   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (457)  $   (217)  $  (1,737)  $  1,006   $   (209)   $--   $   (5,598)  $   41,642
   Net realized gains (losses)           629        293       9,511      6,478          6     --        4,836        5,172
   Change in unrealized gains
      (losses) on investments          2,735        461       3,511      8,736      1,869     --       59,350       (1,936)
                                     -------   --------   ---------   --------   --------    ---   ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations               2,907        537      11,285     16,220      1,666     --       58,588       44,878
                                     -------   --------   ---------   --------   --------    ---   ----------   ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  --         --          --         --         --     --           --          274
   Transfers from other funding
      options                         20,321     30,103       3,845    153,794     25,656     --       36,656    1,414,934
   Growth rate intra-fund
      transfers in                     1,076     21,681     122,229         --     25,243     --      685,605      475,265
   Policy surrenders                  (1,748)      (538)    (26,756)    (4,239)      (334)    --      (78,855)    (111,426)
   Transfers to other funding
      options                           (150)        --      (6,525)    (3,354)       (16)    --       (9,455)    (217,166)
   Growth rate intra-fund
      transfers out                   (1,077)   (21,680)   (122,230)        --    (25,243)    --     (685,613)    (474,616)
   Other receipts (payments)              --         --     (24,419)        --         --     --      (47,689)      (9,171)
                                     -------   --------   ---------   --------   --------    ---   ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     18,422     29,566     (53,856)   146,201     25,306     --      (99,351)   1,078,094
                                     -------   --------   ---------   --------   --------    ---   ----------   ----------
      Net increase (decrease)
         in net assets                21,329     30,103     (42,571)   162,421     26,972     --      (40,763)   1,122,972
NET ASSETS:
   Beginning of period                30,103         --     162,421         --         --     --    1,122,972           --
                                     -------   --------   ---------   --------   --------    ---   ----------   ----------
   End of period                     $51,432   $ 30,103   $ 119,850   $162,421   $ 26,972    $--   $1,082,209   $1,122,972
                                     =======   ========   =========   ========   ========    ===   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    MSF BLACKROCK AGGRESSIVE                              MSF CAPITAL GUARDIAN
                                             GROWTH           MSF BLACKROCK BOND INCOME        U.S. EQUITY
                                        INVESTMENT OPTION         INVESTMENT OPTION         INVESTMENT OPTION
                                            (CLASS D)                 (CLASS E)                (CLASS A)
                                    ------------------------  -------------------------  ----------------------
                                        2007       2006 (c)       2007        2006 (c)      2007       2006 (c)
                                    -----------  -----------  -----------  ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (6,802)   $  (4,673)   $  14,162    $  (6,625)   $  (12,209) $  (13,816)
   Net realized gains (losses)          11,405       (9,003)       5,951        3,453       106,444      (6,330)
   Change in unrealized gains
      (losses) on investments           94,144       (6,890)       4,567       32,986      (112,092)     64,907
                                    -----------  -----------  -----------  ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                98,747      (20,566)      24,680       29,814       (17,857)     44,761
                                    -----------  -----------  -----------  ------------  ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                    --           --           --           --           118       2,310
   Transfers from other funding
      options                            2,058      681,515        6,696      863,883         6,282   2,137,610
   Growth rate intra-fund
      transfers in                     285,246      171,387      166,704      215,608       883,231     381,776
   Policy surrenders                   (50,285)     (89,265)     (33,349)     (28,644)      (94,583)   (198,811)
   Transfers to other funding
      options                          (25,720)      (8,237)     (25,030)    (159,331)      (54,218)   (320,243)
   Growth rate intra-fund
      transfers out                   (285,246)    (171,371)    (166,675)    (215,837)     (883,402)   (380,380)
   Other receipts (payments)           (30,581)      (8,982)    (152,777)          --        52,255          --
                                    -----------  -----------  -----------  ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (104,528)     575,047     (204,431)     675,679       (90,317)  1,622,262
                                    -----------  -----------  -----------  ------------  ----------  ----------
      Net increase (decrease)
        in net assets                   (5,781)     554,481     (179,751)     705,493      (108,174)  1,667,023
NET ASSETS:
   Beginning of period                 554,481           --      705,493           --     1,667,023          --
                                    -----------  -----------  -----------  ------------  ----------  ----------
   End of period                     $ 548,700    $ 554,481    $ 525,742    $ 705,493    $1,558,849  $1,667,023
                                    ===========  ===========  ===========  ============  ==========  ==========

(a)  For the period April 30, 2007 to December 31, 2007.

(b)  For the period January 1, 2007 to April 27, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                                                                    MSF METLIFE
                                                              MSF METLIFE AGGRESSIVE  MSF METLIFE CONSERVATIVE    CONSERVATIVE TO
                                         MSF FI LARGE CAP           ALLOCATION               ALLOCATION          MODERATE ALLOCATION
                                        INVESTMENT OPTION       INVESTMENT OPTION         INVESTMENT OPTION       INVESTMENT OPTION
                                            (CLASS A)               (CLASS B)                (CLASS B)                (CLASS B)
                                    ------------------------  ----------------------  ------------------------  --------------------
                                        2007       2006 (c)      2007       2006 (c)     2007       2006 (c)       2007     2006 (c)
                                    -----------  -----------  ----------   ---------  ---------  -------------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (42,075) $   (34,337)  $  (1,121)   $   (31)     $ --      $   (141)    $  (2,158) $ (1,665)
   Net realized gains (losses)          280,967      (48,703)        272         --        --           330         8,607        83
   Change in unrealized gains
      (losses) on investments          (126,608)     114,641       2,913        242        --            --         2,009    14,869
                                    -----------  -----------  ----------   ---------  ---------  -------------  ---------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                112,284       31,601       2,064        211        --           189         8,458    13,287
                                    -----------  -----------  ----------   ---------  ---------  -------------  ---------  ---------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                    118        2,389          --         --        --            --            --        --
   Transfers from other funding
      options                            24,605    5,001,928          --     98,336        --        33,709            --   217,976
   Growth rate intra-fund
      transfers in                    2,378,270    1,421,703     101,041         --        --            --       160,848        --
   Policy surrenders                   (269,504)    (421,678)       (735)        --        --          (190)       (3,332)   (2,275)
   Transfers to other funding
      options                           (34,166)    (417,675)         --         --        --       (33,708)      (75,080)       --
   Growth rate intra-fund
      transfers out                  (2,378,456)  (1,421,283)   (101,041)        --        --            --      (160,848)       --
   Other receipts (payments)           (145,527)     (26,721)         --         --        --            --            --        --
                                    -----------  -----------  ----------   ---------  ---------  -------------  ---------  ---------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (424,660)   4,138,663        (735)    98,336        --          (189)      (78,412)  215,701
                                    -----------  -----------  ----------   ---------  ---------  -------------  ---------  ---------
      Net increase (decrease)
        in net assets                  (312,376)   4,170,264       1,329     98,547        --            --       (69,954)  228,988
NET ASSETS:
   Beginning of period                4,170,264           --      98,547         --        --            --       228,988        --
                                    -----------  -----------  ----------   ---------  ---------  -------------  ---------  ---------
   End of period                    $ 3,857,888  $ 4,170,264   $  99,876    $98,547      $ --      $     --     $ 159,034  $228,988
                                    ===========  ===========  ==========   =========  =========  =============  =========  =========

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                       MSF METLIFE MODERATE TO
                                     MSF METLIFE MODERATE ALLOCATION    AGGRESSIVE ALLOCATION       MSF MFS TOTAL RETURN
                                            INVESTMENT OPTION             INVESTMENT OPTION          INVESTMENT OPTION
                                                (CLASS B)                     (CLASS B)                  (CLASS F)
                                     -------------------------------   -----------------------   -------------------------
                                          2007           2006 (c)         2007       2006 (c)        2007        2006 (c)
                                     --------------   --------------   ----------   ----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $ (1,119)         $   (7)       $   (947)    $   (495)   $    46,048   $   (48,726)
   Net realized gains (losses)              (104)             --             270           (3)       278,099        11,472
   Change in unrealized gains
      (losses) on investments             (2,977)            105               8        4,121       (145,423)      436,873
                                     --------------   --------------   ----------   ----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (4,200)             98            (669)       3,623        178,724       399,619
                                     --------------   --------------   ----------   ----------   -----------   -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                      --              --              --           --             25         4,017
   Transfers from other funding
      options                            171,708           2,855          94,663       61,186         45,239     6,490,038
   Growth rate intra-fund
      transfers in                         3,041              --           8,040       20,953      3,183,808     2,687,370
   Policy surrenders                      (7,103)            (11)         (1,441)        (917)      (322,033)     (405,354)
   Transfers to other funding
      options                                (34)             --              --           --       (116,550)     (616,942)
   Growth rate intra-fund
      transfers out                       (3,040)             --          (8,040)     (20,953)    (3,183,697)   (2,685,078)
   Other receipts (payments)                  --              --              --           --       (445,232)      (19,342)
                                     --------------   --------------   ----------   ----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions        164,572           2,844          93,222       60,269       (838,440)    5,454,709
                                     --------------   --------------   ----------   ----------   -----------   -----------
      Net increase (decrease)
         in net assets                   160,372           2,942          92,553       63,892       (659,716)    5,854,328
NET ASSETS:
   Beginning of period                     2,942              --          63,892           --      5,854,328            --
                                     --------------   --------------   ----------   ----------   -----------   -----------
   End of period                        $163,314          $2,942        $156,445     $ 63,892    $ 5,194,612   $ 5,854,328
                                     ==============   ==============   ==========   ==========   ===========   ===========

(a)  For the period April 30, 2007 to December 31, 2007.

(b)  For the period January 1, 2007 to April 27, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                      PIMCO VIT REAL RETURN       VANGUARD VIF            VANGUARD VIF
                                        INVESTMENT OPTION        MID-CAP INDEX      TOTAL STOCK MARKET INDEX
                                     (ADMINISTRATIVE CLASS)    INVESTMENT OPTION        INVESTMENT OPTION
                                     ----------------------   -------------------   ------------------------
                                      2007 (b)       2006       2007       2006         2007         2006
                                     ----------   ---------   --------   --------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $    282     $   301    $   (133)  $   (245)   $    (538)    $ (1,586)
   Net realized gains (losses)            (849)        659      18,901      3,998       17,651        3,766
   Change in unrealized gains
      (losses) on investments            1,101      (1,013)    (11,440)     9,242       (3,276)      30,274
                                     ----------   ---------   --------   --------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   534         (53)      7,328     12,995       13,837       32,454
                                     ----------   ---------   --------   --------   -----------   ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                    --          --          --         --           --           --
   Transfers from other funding
      options                               --      20,600      50,588     40,405       28,758      317,914
   Growth rate intra-fund
      transfers in                          --          --      52,693     19,984      331,940           --
   Policy surrenders                      (161)       (303)    (36,724)    (2,827)     (11,801)      (5,195)
   Transfers to other funding
      options                          (25,554)         --     (20,810)      (250)      (7,862)     (35,263)
   Growth rate intra-fund
      transfers out                         --          --     (52,693)   (19,984)    (331,939)          --
   Other receipts (payments)                (1)         --          --         --           --           --
                                     ----------   ---------   --------   --------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (25,716)     20,297      (6,946)    37,328        9,096      277,456
                                     ----------   ---------   --------   --------   -----------   ----------
      Net increase (decrease)
         in net assets                 (25,182)     20,244         382     50,323       22,933      309,910
NET ASSETS:
   Beginning of period                  25,182       4,938     139,522     89,199      351,001       41,091
                                     ----------   ---------   --------   --------   -----------   ----------
   End of period                      $     --     $25,182    $139,904   $139,522    $ 373,934     $351,001
                                     ==========   =========   ========   ========   ===========   ==========

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Variable Life Insurance Separate Account One (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Board of Directors of MetLife Life and Annuity Company of Connecticut ("MLAC") on September 23, 1994 to support operations of MLAC with respect to certain variable life policies (the "Policies"). On December 7, 2007, MLAC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Investment Options, each of which is treated as an individual accounting entity for financial reporting purposes. Each Investment Option invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
Vanguard Variable Insurance Fund ("Vanguard VIF")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments applied to the Separate Account are invested in one or more Investment Options in accordance with the selection made by the policy owner. The following Investment Options were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Investment Option invests):

LMPVET Fundamental Value Investment Option (Class I)
LMPVET International All Cap Opportunity Investment Option
LMPVET Investors Investment Option (Class I)
LMPVET Lifestyle Allocation 50% Investment Option
LMPVET Lifestyle Allocation 70% Investment Option
LMPVET Lifestyle Allocation 85% Investment Option
LMPVIT High Income Investment Option
LMPVIT Money Market Investment Option
MIST Met/AIM Capital Appreciation Investment Option (Class A)
MIST Met/AIM Small Cap Growth Investment Option (Class A)
MIST MFS Value Investment Option (Class A)
MIST PIMCO Inflation Protected Bond Investment Option (Class A)
MIST Pioneer Strategic Income Investment Option (Class A)
MSF BlackRock Aggressive Growth Investment Option (Class D)
MSF BlackRock Bond Income Investment Option (Class E)
MSF Capital Guardian U.S. Equity Investment Option (Class A)
MSF FI Large Cap Investment Option (Class A)
MSF MetLife Aggressive Allocation Investment Option (Class B)
MSF MetLife Conservative Allocation Investment Option (Class B)*
MSF MetLife Conservative to Moderate Allocation Investment Option (Class B) MSF MetLife Moderate Allocation Investment Option (Class B)
MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B)

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MSF MFS Total Return Investment Option (Class F)
Vanguard VIF Mid-Cap Index Investment Option
Vanguard VIF Total Stock Market Index Investment Option

*    This Investment Option had no net assets as of December 31, 2007.

The following Investment Options ceased operations during the year ended December 31, 2007:

LMPVPIII Large Cap Value Investment Option
PIMCO VIT Real Return Investment Option

The operations of the Investment Options were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                                       NEW NAME
--------                                                       --------
Legg Mason Partners Variable Lifestyle Balanced Portfolio      Legg Mason Partners Variable Lifestyle Allocation 50% Portfolio

Legg Mason Partners Variable Lifestyle High Growth Portfolio   Legg Mason Partners Variable Lifestyle Allocation 85% Portfolio

Legg Mason Partners Variable Lifestyle Growth Portfolio        Legg Mason Partners Variable Lifestyle Allocation 70% Portfolio

Legg Mason Partners Variable Lifestyle International All Cap   Legg Mason Partner Variable International All Cap Opportunity
   Growth Portfolio                                               Portfolio

MERGERS:

OLD NAME                                                       NEW NAME
--------                                                       --------
Legg Mason Partners Variable Large Cap Value Portfolio         Legg Mason Partners Variable Investors Portfolio

SUBSTITUTIONS:

OLD NAME                                                       NEW NAME
--------                                                       --------
PIMCO VIT Real Return Portfolio                                PIMCO Inflation Protected Bond Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable life separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

PREMIUM PAYMENTS

The Company deducts a sales charge from premiums before amounts are allocated to the Separate Account. Net premiums are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The policy owner has the opportunity to transfer funds between Investment Options within the Separate Account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily policy benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                  OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Policies and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution of each policy and the Separate Account.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk   0.75% - 0.90%
Administrative               0.40%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular policy.

Policy charges are assessed on a monthly basis. These charges generally include: cost of insurance ("COI") charges, administrative charges, a policy fee and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company. An administrative charge that ranges from 0% to .40% is assessed on an annual basis. In addition, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from 0% to 7.50% of premium payments made in the last 10 years. These charges are assessed through the redemption of units and are recorded as policy charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENT OF INVESTMENTS

                                                                                        FOR THE YEAR ENDED
                                                        AS OF DECEMBER 31, 2007          DECEMBER 31, 2007
                                                        -----------------------   ------------------------------
                                                                       MARKET        COST OF         PROCEEDS
                                                          SHARES     VALUE ($)    PURCHASES ($)   FROM SALES ($)
                                                        ----------   ----------   -------------   --------------
LMPVET Fundamental Value Investment Option
   (Class I) (Cost $3,926,602)                             208,377   4,519,705        408,910          928,151
LMPVET International All Cap Opportunity
   Investment Option (Cost $2,340,644)                     204,140   1,827,057        975,538          263,865
LMPVET Investors Investment Option
   (Class I) (Cost $2,822,725) (a)                         161,747   2,672,062      3,101,104          279,067
LMPVET Lifestyle Allocation 50% Investment Option
   (Cost $163,159)                                          14,118     174,214         22,678           54,040
LMPVET Lifestyle Allocation 70% Investment Option
   (Cost $113,116)                                          11,422     130,097          7,831          133,373
LMPVET Lifestyle Allocation 85% Investment Option
   (Cost $74,522)                                            6,717      90,679         12,031           76,667
LMPVIT High Income Investment Option
   (Cost $1,419,816)                                       168,141   1,121,500        188,393          284,361
LMPVIT Money Market Investment Option
   (Cost $1,895,273)                                     1,895,273   1,895,273        148,204          424,059
LMPVPIII Large Cap Value Investment Option
   (Cost $0) (b)                                                --          --         18,283        3,028,961
MIST Met/AIM Capital Appreciation Investment Option
   (Class A) (Cost $2,856,784)                             235,176   2,840,925        139,835          559,688
MIST Met/AIM Small Cap Growth Investment Option
   (Class A) (Cost $48,241)                                  3,461      51,437         20,719            2,297
MIST MFS Value Investment Option
   (Class A) (Cost $107,615)                                 7,970     119,862          3,790           56,213
MIST PIMCO Inflation Protected Bond Investment Option
   (Class A) (Cost $25,106) (a)                              2,461      26,975         25,656              556
MIST Pioneer Strategic Income Investment Option
   (Class A) (Cost $1,024,902)                             108,016   1,082,316         89,736          194,653
MSF BlackRock Aggressive Growth Investment Option
   (Class D) (Cost $461,500)                                19,147     548,754          1,155          112,467
MSF BlackRock Bond Income Investment Option
   (Class E) (Cost $488,239)                                 4,738     525,792         32,686          222,954
MSF Capital Guardian U.S. Equity Investment Option
   (Class A) (Cost $1,606,187)                             125,322   1,559,003        194,252          198,815
MSF FI Large Cap Investment Option
   (Class A) (Cost $3,870,236)                             263,183   3,858,268        460,367          656,743
MSF MetLife Aggressive Allocation Investment Option
   (Class B) (Cost $96,732)                                  7,921      99,886            248            1,915
MSF MetLife Conservative to Moderate Allocation
   Investment Option (Class B) (Cost $142,170)              13,794     159,049            412           80,571
MSF MetLife Moderate Allocation Investment Option
   (Class B) (Cost $166,200)                                13,656     163,329        171,712            8,240
MSF MetLife Moderate to Aggressive Allocation
   Investment Option (Class B) (Cost $152,331)              12,638     156,460         94,770            2,398
MSF MFS Total Return Investment Option
   (Class F) (Cost $4,903,663)                              33,855   5,195,113        562,909        1,165,068
PIMCO VIT Real Return Investment Option
   (Administrative Class) (Cost $0) (b)                         --          --            389           25,825
Vanguard VIF Mid-Cap Index Investment Option
   (Cost $136,856)                                           7,531     139,917         60,710           54,171
Vanguard VIF Total Stock Market Index
   Investment Option (Cost $346,464)                        12,029     373,969         47,782           23,781

(a)  For the period April 30, 2007 to December 31, 2007.

(b)  For the period January 1, 2007 to April 27, 2007.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                    AS OF DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                            ---------------------------------  ------------------------------------------------
                                                    UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             UNITS    LOWEST TO    NET ASSETS     INCOME          LOWEST TO        LOWEST TO
                                            (000S)   HIGHEST ($)     ($000S)     RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                            ------  -------------  ----------  -------------  ----------------  ---------------
LMPVET Fundamental Value              2007   1,591  2.801 - 2.853     4,519         1.13         1.15 - 1.30      (0.04) - 0.11
   Investment Option (Class I)        2006   1,842  2.802 - 2.850     5,225         1.58         1.15 - 1.30      15.31 - 15.48
                                      2005   2,078  2.430 - 2.468     5,077         0.89         1.15 - 1.30        3.40 - 3.61
                                      2004   2,440  2.350 - 2.382     5,806         0.64         1.15 - 1.30        6.82 - 6.96
                                      2003   2,783  2.200 - 2.227     6,156         0.57         1.15 - 1.30      36.90 - 37.05
LMPVET International All Cap          2007   1,081  1.664 - 1.695     1,827         0.92         1.15 - 1.30        4.92 - 5.15
   Opportunity Investment Option      2006   1,201  1.586 - 1.612     1,926         2.32         1.15 - 1.30      24.29 - 24.38
                                      2005   1,206  1.276 - 1.296     1,549         1.33         1.15 - 1.30      10.29 - 10.49
                                      2004   1,351  1.157 - 1.173     1,582         0.91         1.15 - 1.30      16.28 - 16.48
                                      2003   1,597  0.995 - 1.007     1,596         1.02         1.15 - 1.30      25.79 - 26.03
LMPVET Investors Investment Option
   (Class I) (a)                      2007   1,295  2.035 - 2.073     2,672         1.21         1.15 - 1.30    (2.49) - (2.36)
LMPVET Lifestyle Allocation 50%       2007     118  1.450 - 1.472       174         3.21         1.15 - 1.30        1.90 - 2.08
   Investment Option                  2006     144  1.423 - 1.442       206         2.50         1.15 - 1.30        6.83 - 6.97
                                      2005     221  1.332 - 1.348       295         2.15         1.15 - 1.30        1.14 - 1.35
                                      2004     251  1.317 - 1.330       333         1.85         1.15 - 1.30        6.30 - 6.40
                                      2003     351  1.239 - 1.250       435         4.07         1.15 - 1.30      18.68 - 18.82
LMPVET Lifestyle Allocation 70%       2007      93  1.380 - 1.401       130         1.71         1.15 - 1.30        2.53 - 2.64
   Investment Option                  2006     184  1.346 - 1.365       250         1.73         1.15 - 1.30        7.42 - 7.57
                                      2005     223  1.253 - 1.269       280         0.73         1.15 - 1.30        3.38 - 3.59
                                      2004     580  1.212 - 1.225       710         1.56         1.15 - 1.30        7.35 - 7.46
                                      2003     268  1.129 - 1.140       303         2.36         1.15 - 1.30      28.15 - 28.38
LMPVET Lifestyle Allocation 85%       2007      85  1.053 - 1.066        91         1.19         1.15 - 1.30        1.94 - 2.21
   Investment Option                  2006     153          1.043       160         1.01                1.15        8.05 - 8.20
                                      2005     175  0.956 - 0.964       168         0.46         1.15 - 1.30        4.71 - 4.90
                                      2004     182  0.913 - 0.919       168         0.41         1.15 - 1.30        9.21 - 9.27
                                      2003     185  0.836 - 0.841       154         0.86         1.15 - 1.30      35.06 - 35.43
LMPVIT High Income Investment Option  2007     688  1.608 - 1.637     1,121         8.33         1.15 - 1.30    (0.99) - (0.85)
                                      2006     798  1.624 - 1.651     1,309         7.14         1.15 - 1.30        9.58 - 9.70
                                      2005   1,018  1.482 - 1.505     1,520         7.45         1.15 - 1.30        1.30 - 1.42
                                      2004   1,214  1.463 - 1.484     1,801         8.02         1.15 - 1.30        9.02 - 9.20
                                      2003   1,372  1.342 - 1.359     1,853         7.50         1.15 - 1.30      25.89 - 26.07
LMPVIT Money Market                   2007   1,412  1.337 - 1.361     1,895         4.79         1.15 - 1.30        3.56 - 3.66
   Investment Option                  2006   1,672  1.291 - 1.313     2,171         4.51         1.15 - 1.30        3.28 - 3.47
                                      2005   1,734  1.250 - 1.269     2,169         2.77         1.15 - 1.30        1.46 - 1.60
                                      2004   1,367  1.232 - 1.249     1,689         0.86         1.15 - 1.30    (0.40) - (0.24)
                                      2003   1,961  1.237 - 1.252     2,428         0.69         1.15 - 1.30    (0.64) - (0.48)
LMPVPIII Large Cap Value              2007      --  2.087 - 2.123        --         0.38         1.15 - 1.30        5.19 - 5.26
   Investment Option (b)              2006   1,424  1.984 - 2.017     2,864         1.18         1.15 - 1.30      16.77 - 16.93
                                      2005   1,740  1.699 - 1.725     2,976         1.56         1.15 - 1.30        5.14 - 5.25
                                      2004   1,913  1.616 - 1.639     3,132         1.84         1.15 - 1.30        9.19 - 9.41
                                      2003   2,184  1.480 - 1.498     3,251         1.72         1.15 - 1.30      25.96 - 26.09

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                         AS OF DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                                 ---------------------------------  ------------------------------------------------
                                                         UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  UNITS    LOWEST TO    NET ASSETS     INCOME          LOWEST TO        LOWEST TO
                                                 (000S)   HIGHEST ($)     ($000S)     RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                                 ------  -------------  ----------  -------------  ----------------  ---------------
MIST Met/AIM Capital Appreciation          2007   1,598  1.756 - 1.788     2,841         0.09         1.15 - 1.30      10.44 - 10.64
   Investment Option (Class A)             2006   1,826  1.590 - 1.616     2,934         0.17         1.15 - 1.30    (1.00) - (0.92)
MIST Met/AIM Small Cap Growth              2007      36  1.442 - 1.447        51           --         1.15 - 1.30       9.99 - 10.12
   Investment Option (Class A)             2006      23  1.311 - 1.314        30           --         1.15 - 1.30    (0.53) - (0.45)
MIST MFS Value                             2007      87  1.369 - 1.375       120           --         1.15 - 1.30        6.21 - 6.42
   Investment Option (Class A)             2006     126  1.289 - 1.292       162         1.80         1.15 - 1.30      10.74 - 10.90
MIST PIMCO Inflation Protected Bond
   Investment Option (Class A) (a)         2007      25  1.083 - 1.087        27                      1.15 - 1.30        6.59 - 6.88
MIST Pioneer Strategic Income              2007     616  1.736 - 1.767     1,082         0.68         1.15 - 1.30        5.28 - 5.37
   Investment Option (Class A)             2006     674  1.649 - 1.677     1,123         4.22         1.15 - 1.30        3.78 - 3.90
MSF BlackRock Aggressive Growth            2007     421  1.298 - 1.303       549           --         1.15 - 1.30      18.86 - 19.00
   Investment Option (Class D)             2006     507  1.092 - 1.095       554           --         1.15 - 1.30    (2.15) - (2.06)
MSF BlackRock Bond Income                  2007     344  1.502 - 1.529       526         3.55         1.15 - 1.30        4.74 - 4.94
   Investment Option (Class E)             2006     490  1.434 - 1.457       705           --         1.15 - 1.30        3.99 - 4.07
MSF Capital Guardian U.S. Equity           2007     985  1.562 - 1.590     1,559         0.47         1.15 - 1.30    (1.39) - (1.24)
   Investment Option (Class A)             2006   1,042  1.584 - 1.610     1,667           --         1.15 - 1.30        3.06 - 3.14
MSF FI Large Cap                           2007   1,931  1.972 - 2.008     3,858         0.16         1.15 - 1.30        2.60 - 2.71
   Investment Option (Class A)             2006   2,148  1.922 - 1.955     4,170           --         1.15 - 1.30        1.59 - 1.72
MSF MetLife Aggressive Allocation          2007      78  1.284 - 1.289       100         0.06         1.15 - 1.30        1.99 - 2.14
   Investment Option (Class B)             2006      78          1.262        99                             1.15               0.16
MSF MetLife Conservative Allocation        2007      --             --        --           --                  --                 --
   Investment Option (Class B)             2006      --          1.083        --           --                1.30               4.34
MSF MetLife Conservative to Moderate       2007     136  1.168 - 1.172       159           --         1.15 - 1.30        3.45 - 3.53
   Allocation Investment Option (Class B)  2006     203  1.129 - 1.132       229           --         1.15 - 1.30        5.11 - 6.61
MSF MetLife Moderate Allocation            2007     150  1.088 - 1.091       163           --         1.15 - 1.30      (2.50) - 2.93
   Investment Option (Class B)             2006       3          1.057         3           --                1.30               3.42
MSF MetLife Moderate to Aggressive         2007     126  1.234 - 1.239       156         0.03         1.15 - 1.30        2.49 - 2.65
   Allocation Investment Option (Class B)  2006      53  1.204 - 1.207        64           --         1.15 - 1.30        5.99 - 6.06
MSF MFS Total Return                       2007   2,161  2.366 - 2.410     5,195         2.02         1.15 - 1.30        2.82 - 2.99
   Investment Option (Class F)             2006   2,527  2.301 - 2.340     5,854           --         1.15 - 1.30        7.07 - 7.24
PIMCO VIT Real Return                      2007      --          1.016        --         1.63                1.30               2.11
   Investment Option                       2006      25          0.995        25         4.49                1.30             (0.60)
   (Administrative Class) (b)              2005       5          1.001         5         1.23                1.30               0.07
Vanguard VIF Mid-Cap Index                 2007     100  1.392 - 1.397       140         1.08         1.15 - 1.30        4.82 - 4.88
   Investment Option                       2006     105  1.328 - 1.332       140         0.94         1.15 - 1.30      12.26 - 12.50
                                           2005      75  1.183 - 1.184        89           --         1.15 - 1.30      18.30 - 18.40

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                         AS OF DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                                 ---------------------------------  ------------------------------------------------
                                                         UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  UNITS    LOWEST TO    NET ASSETS     INCOME          LOWEST TO        LOWEST TO
                                                 (000S)   HIGHEST ($)     ($000S)     RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                                 ------  -------------  ----------  -------------  ----------------  ---------------
Vanguard VIF Total Stock Market Index      2007    283   1.316 - 1.321      374          1.03         1.15 - 1.30       3.87 - 3.93
   Investment Option                       2006    277   1.267 - 1.271      351          0.28         1.15 - 1.30     14.04 - 14.20
                                           2005     37           1.111       41            --                1.30             11.10

(1) The Company sells a number of variable life products which have unique combinations of features and fees that are charged against the policy owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Option from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Investment Option is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Investment Option invests.

(3) These amounts represent the annualized policy expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual policy total returns are not within the ranges presented.

(a)  For the period April 30, 2007 to December 31, 2007.

(b)  For the period January 1, 2007 to April 27, 2007.

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. SCHEDULES OF ACCUMULATION UNITS

     FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                           LMPVET                 LMPVET
                                     FUNDAMENTAL VALUE    INTERNATIONAL ALL CAP   LMPVET INVESTORS
                                     INVESTMENT OPTION         OPPORTUNITY       INVESTMENT OPTION
                                         (CLASS I)          INVESTMENT OPTION        (CLASS I)
                                   ---------------------  ---------------------  -----------------
                                      2007       2006        2007       2006      2007 (a)   2006
                                   ---------  ----------  ---------  ----------  ---------  ------
Units beginning of year            1,842,420   2,077,959  1,201,060  1,206,054          --     --
Units issued and transferred
   from other funding options        657,580   1,427,825    409,770    953,830   1,712,212     --
Units redeemed and transferred to
   other funding options            (908,851) (1,663,364)  (530,138)  (958,824)   (417,027)    --
                                   ---------  ----------  ---------  ----------  ---------  ------
Units end of year                  1,591,149   1,842,420  1,080,692  1,201,060   1,295,185     --
                                   =========  ==========  =========  ==========  =========  ======

                                    LMPVIT HIGH INCOME    LMPVIT MONEY MARKET   LMPVPIII LARGE CAP VALUE
                                     INVESTMENT OPTION     INVESTMENT OPTION        INVESTMENT OPTION
                                   -------------------  ----------------------  ------------------------
                                     2007       2006       2007        2006      2007 (b)       2006
                                   --------- ---------  ----------  ----------  ----------   -----------
Units beginning of year             798,167  1,017,925   1,672,325   1,733,541   1,424,397    1,739,822
Units issued and transferred
   from other funding options       327,155    558,775     785,858   1,405,204     169,040      895,905
Units redeemed and transferred to
   other funding options           (436,960)  (778,533) (1,046,215) (1,466,420) (1,593,437)  (1,211,330)
                                   --------- ---------  ----------  ----------  ----------   -----------
Units end of year                   688,362    798,167   1,411,968   1,672,325          --    1,424,397
                                   ========= =========  ==========  ==========  ==========   ===========

                                   MIST PIMCO INFLATION      MIST PIONEER        MSF BLACKROCK
                                      PROTECTED BOND      STRATEGIC INCOME    AGGRESSIVE GROWTH
                                     INVESTMENT OPTION    INVESTMENT OPTION    INVESTMENT OPTION
                                         (CLASS A)             (CLASS A)           (CLASS D)
                                   --------------------  -------------------  ------------------
                                   2007 (a)     2006       2007       2006      2007      2006
                                   --------  ----------  --------  ---------  --------  --------
Units beginning of year                  --       --      674,270         --   506,899        --
Units issued and transferred
   from other funding options        50,247       --      420,212  1,175,471   240,558   775,578
Units redeemed and transferred to
   other funding options            (25,433)      --     (478,687)  (501,201) (325,985) (268,679)
                                   --------  ----------  --------  ---------  --------  --------
Units end of year                    24,814       --      615,795    674,270   421,472   506,899
                                   ========  ==========  ========  =========  ========  ========

(a)  For the period April 30, 2007 to December 31, 2007.

(b)  For the period January 1, 2007 to April 27, 2007.

                                          LMPVET                     LMPVET                   LMPVET
                                   LIFESTYLE ALLOCATION 50%  LIFESTYLE ALLOCATION 70%  LIFESTYLE ALLOCATION 85%
                                       INVESTMENT OPTION         INVESTMENT OPTION         INVESTMENT OPTION
                                   ------------------------  ------------------------  ------------------------
                                       2007        2006           2007        2006          2007        2006
                                   ----------  ------------  -----------  -----------  -----------  -----------
Units beginning of year              143,675     221,015        183,618     222,589       153,092     175,460
Units issued and transferred
   from other funding options         76,023      65,677         19,081     223,404      (223,151)    184,755
Units redeemed and transferred to
   other funding options            (101,297)   (143,017)      (109,618)   (262,375)      155,460    (207,123)
                                   ----------  ------------  -----------  -----------  -----------  -----------
Units end of year                    118,401     143,675         93,081     183,618        85,401     153,092
                                   ==========  ============  ===========  ===========  ===========  ===========

                                    MIST MET/AIM CAPITAL  MIST MET/AIM SMALL CAP
                                        APPRECIATION              GROWTH            MIST MFS VALUE
                                     INVESTMENT OPTION       INVESTMENT OPTION    INVESTMENT OPTION
                                         (CLASS A)               (CLASS A)           (CLASS A)
                                   ---------------------  ----------------------  -----------------
                                      2007        2006       2007        2006       2007      2006
                                   ----------  ---------  ----------  ----------  --------  -------
Units beginning of year             1,826,136         --    22,906          --     125,980       --
Units issued and transferred
   from other funding options       1,090,926  2,695,564    14,729      39,838      76,432  132,540
Units redeemed and transferred to
   other funding options           (1,318,580)  (869,428)   (2,054)    (16,932)   (115,220)  (6,560)
                                   ----------  ---------  ----------  ----------  --------  -------
Units end of year                   1,598,482  1,826,136    35,581      22,906      87,192  125,980
                                   ==========  =========  ==========  ==========  ========  =======

                                      MSF BLACKROCK    MSF CAPITAL GUARDIAN
                                       BOND INCOME          U.S. EQUITY         MSF FI LARGE CAP
                                    INVESTMENT OPTION    INVESTMENT OPTION     INVESTMENT OPTION
                                         (CLASS E)           (CLASS A)             (CLASS A)
                                   ------------------  --------------------  ----------------------
                                     2007      2006       2007       2006        2007        2006
                                   --------  --------  ---------  ---------  ----------  ----------
Units beginning of year             490,253        --  1,041,664         --   2,148,361          --
Units issued and transferred
   from other funding options         6,626   775,531    543,328  1,631,715   1,210,722   3,430,986
Units redeemed and transferred to
   other funding options           (152,392) (285,278)  (599,933)  (590,051) (1,428,397) (1,282,625)
                                   --------  --------  ---------  ---------  ----------  ----------
Units end of year                   344,487   490,253    985,059  1,041,664   1,930,686   2,148,361
                                   ========  ========  =========  =========  ==========  ==========

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. SCHEDULES OF ACCUMULATION UNITS -- (CONTINUED)

     FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    MSF METLIFE AGGRESSIVE   MSF METLIFE CONSERVATIVE   MSF METLIFE CONSERVATIVE
                                          ALLOCATION                 ALLOCATION          TO MODERATE ALLOCATION
                                      INVESTMENT OPTION          INVESTMENT OPTION          INVESTMENT OPTION
                                         (CLASS B)                   (CLASS B)                  (CLASS B)
                                    ----------------------   ------------------------   ------------------------
                                       2007        2006         2007         2006          2007          2006
                                    ----------   ---------   ---------   ------------   -----------   ----------
Units beginning of year               78,062           --         --            --        202,726           --
Units issued and transferred
   from other funding options         77,861       78,062         --        32,486        142,282      204,825
Units redeemed and transferred to
   other funding options             (78,117)          --         --       (32,486)      (209,363)      (2,099)
                                    ----------   ---------   ---------   ------------   -----------   ----------
Units end of year                     77,806       78,062         --            --        135,645      202,726
                                    ==========   =========   =========   ============   ===========   ==========

                                     PIMCO VIT REAL RETURN     VANGUARD VIF         VANGUARD VIF
                                       INVESTMENT OPTION      MID-CAP INDEX    TOTAL STOCK MARKET INDEX
                                    (ADMINISTRATIVE CLASS)  INVESTMENT OPTION      INVESTMENT OPTION
                                    ----------------------  -----------------  ------------------------
                                     2007 (b)       2006      2007     2006        2007         2006
                                    ----------   ---------  -------  --------  -----------  -----------
Units beginning of year               25,302       4,932    104,830   75,328     276,917       36,972
Units issued and transferred
   from other funding options             --      20,673     70,902   48,601     277,881      274,952
Units redeemed and transferred to
   other funding options             (25,302)       (303)   (75,574) (19,099)   (271,633)     (35,007)
                                    ----------   ---------  -------  --------  -----------  -----------
Units end of year                         --      25,302    100,158  104,830     283,165      276,917
                                    ==========   =========  =======  ========  ===========  ===========

(a)  For the period April 30, 2007 to December 31, 2007.

(b)  For the period January 1, 2007 to April 27, 2007.

                                    MSF METLIFE MODERATE   MSF METLIFE MODERATE TO
                                         ALLOCATION         AGGRESSIVE ALLOCATION      MSF MFS TOTAL RETURN
                                      INVESTMENT OPTION       INVESTMENT OPTION         INVESTMENT OPTION
                                          (CLASS B)               (CLASS B)                 (CLASS F)
                                    --------------------   -----------------------   -----------------------
                                       2007       2006        2007         2006         2007         2006
                                    ----------   -------   ----------   ----------   ----------   ----------
Units beginning of year                2,785         --      52,953           --      2,526,666           --
Units issued and transferred
   from other funding options        156,160      2,795      80,909       71,326      1,291,849    4,229,606
Units redeemed and transferred to
   other funding options              (9,252)       (10)     (7,603)     (18,373)    (1,657,017)  (1,702,940)
                                    ----------   -------   ----------   ----------   ----------   ----------
Units end of year                    149,693      2,785     126,259       52,953      2,161,498    2,526,666
                                    ==========   =======   ==========   ==========   ==========   ==========

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

7. SUBSEQUENT EVENT

Subject to approval of certain state insurance departments, the Company anticipates combining the Separate Account with and into MetLife of CT Fund
UL for Variable Life Insurance (the "Combination"). The Combination will result in the elimination of overlapping Investment Options and have no impact to the number of units or accumulation unit values of the policy owners' interest in the Investment Options. There will be no changes in the Company's obligations or the rights and benefits of any policy owners under the Policies. The Combination is expected to be effective on or about November 24, 2008.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and October 29, 2008, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)    the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii)  the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions; and

          (xi)   the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii)  future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv)  tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                         DECEMBER 31, 2007
                                          ----------------------------------------------
                                                          GROSS
                                           COST OR      UNREALIZED
                                          AMORTIZED   -------------    ESTIMATED    % OF
                                             COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                          ---------   ----   ------   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
  Residential mortgage-backed
    securities..........................    11,914      98       80      11,932     26.1
  Foreign corporate securities..........     6,536      83      184       6,435     14.1
  U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
  Commercial mortgage-backed
    securities..........................     3,182      28       67       3,143      6.9
  Asset-backed securities...............     2,236       4      108       2,132      4.7
  Foreign government securities.........       635      55        2         688      1.5
  State and political subdivision
  securities..........................       611       4       40         575      1.2
                                           -------    ----   ------     -------    -----
    Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                           =======    ====   ======     =======    =====
  Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
  Common stock..........................       215       9        7         217     22.8
                                           -------    ----   ------     -------    -----
    Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                           =======    ====   ======     =======    =====




                                                         DECEMBER 31, 2006
                                           --------------------------------------------
                                                          GROSS
                                            COST OR     UNREALIZED
                                           AMORTIZED   -----------    ESTIMATED    % OF
                                              COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                           ---------   ----   ----   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
  Residential mortgage-backed
    securities...........................    11,951      40     78      11,913     24.9
  Foreign corporate securities...........     5,563      64    128       5,499     11.5
  U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
  Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
  Asset-backed securities................     3,158      14     10       3,162      6.6
  Foreign government securities..........       533      45      5         573      1.2
  State and political subdivision
    securities...........................     1,062       6     38       1,030      2.2
                                            -------    ----   ----     -------    -----
    Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                            =======    ====   ====     =======    =====
  Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
  Common stock...........................       106       6      1         111     14.0
                                            -------    ----   ----     -------    -----
    Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                            =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                              DECEMBER 31,
                                            -----------------------------------------------
                                                     2007                     2006
                                            ----------------------   ----------------------
                                            AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                               COST     FAIR VALUE      COST     FAIR VALUE
                                            ---------   ----------   ---------   ----------
                                                             (IN MILLIONS)
  Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
  Due after one year through five years...     8,070        8,035       9,843        9,733
  Due after five years through ten years..     7,950        7,858       7,331        7,226
  Due after ten years.....................    11,740       11,408      11,150       10,871
                                             -------      -------     -------      -------
    Subtotal..............................    28,932       28,464      29,944       29,446
  Mortgage-backed and asset-backed
    securities............................    17,332       17,207      18,462       18,400
                                             -------      -------     -------      -------
    Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                             =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
  Proceeds.......................................  $14,826   $23,901   $22,241
  Gross investment gains.........................  $   146   $    73   $    48
  Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                     DECEMBER
                                                                       31,
                                                                   -----------
                                                                   2007   2006
                                                                   ----   ----
    SECTOR:
      U.S. corporate securities..................................    52%    49%
      Foreign corporate securities...............................    16     15
      Asset-backed securities....................................     9      1
      Residential mortgage-backed securities.....................     7      9
      Commercial mortgage-backed securities......................     6      5
      U.S. Treasury/agency securities............................     1     15
      Other......................................................     9      6
                                                                    ---    ---
         Total...................................................   100%   100%
                                                                    ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
  Agricultural mortgage loans...................   1,265      29      1,460      41
  Consumer loans................................      22      --         46       1
                                                  ------     ---     ------     ---
    Total.......................................   4,412     100%     3,601     100%
                                                             ===                ===
  Less: Valuation allowances....................       8                  6
                                                  ------             ------
    Total mortgage and consumer loans...........  $4,404             $3,595
                                                  ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Balance at January 1,....................................   $ 6    $ 9    $ 1
  Additions................................................     7      3      8
  Deductions...............................................    (5)    (6)    --
                                                              ---    ---    ---
  Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                              ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Development joint ventures....................   $287       53%     $ --       --%
  Real estate investment funds..................    111       21        93       52
  Office........................................     88       16        46       26
  Apartments....................................     35        6        --       --
  Agriculture...................................     19        4        28       15
  Land..........................................      1       --         1       --
  Retail........................................     --       --        12        7
                                                   ----      ---      ----      ---
    Total real estate holdings..................   $541      100%     $180      100%
                                                   ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
  Fixed maturity securities...........................  $2,803   $2,719   $1,377
  Equity securities...................................      45       17        6
  Mortgage and consumer loans.........................     263      182      113
  Policy loans........................................      53       52       26
  Real estate and real estate joint ventures..........      81       29        2
  Other limited partnership interests.................     164      238       33
  Cash, cash equivalents and short-term investments...     104      137       71
  Other...............................................       7        8       --
                                                        ------   ------   ------
    Total investment income...........................   3,520    3,382    1,628
  Less: Investment expenses...........................     627      543      190
                                                        ------   ------   ------
    Net investment income.............................  $2,893   $2,839   $1,438
                                                        ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   -----   -----
                                                           2007        2006    2005
                                                      -------------   -----   -----
                                                              (IN MILLIONS)
  Fixed maturity securities.........................      $(272)      $(497)  $(300)
  Equity securities.................................         15          10       1
  Mortgage and consumer loans.......................         (2)          7      (9)
  Real estate and real estate joint ventures........          1          64       7
  Other limited partnership interests...............        (19)         (1)     (1)
  Sales of businesses...............................         --          --       2
  Derivatives.......................................        305         177      (2)
  Other.............................................       (170)       (281)    104
                                                          -----       -----   -----
    Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                          =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Fixed maturity securities............................  $(606)  $(566)  $(639)
  Equity securities....................................    (38)     17      (4)
  Derivatives..........................................    (13)     (9)     (2)
  Other................................................      8       7     (19)
                                                         -----   -----   -----
    Subtotal...........................................   (649)   (551)   (664)
                                                         -----   -----   -----
  Amounts allocated from:
    Insurance liability loss recognition...............     --      --     (78)
    DAC and VOBA.......................................     93      66     102
                                                         -----   -----   -----
    Subtotal...........................................     93      66      24
                                                         -----   -----   -----
  Deferred income tax..................................    195     171     224
                                                         -----   -----   -----
    Subtotal...........................................    288     237     248
                                                         -----   -----   -----
  Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                         =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Balance, January 1,..................................  $(314)  $(416)  $  30
  Unrealized investment gains (losses) during the
    year...............................................    (98)    113    (756)
  Unrealized investment gains (losses) relating to:
    Insurance liability gain (loss) recognition........     --      78     (78)
    DAC and VOBA.......................................     27     (36)    148
    Deferred income tax................................     24     (53)    240
                                                         -----   -----   -----
  Balance, December 31,................................  $(361)  $(314)  $(416)
                                                         =====   =====   =====
  Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                         =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                              DECEMBER 31, 2007
                                                           -----------------------
                                                                         MAXIMUM
                                                             TOTAL     EXPOSURE TO
                                                           ASSETS(1)     LOSS(2)
                                                           ---------   -----------
                                                                (IN MILLIONS)
  Asset-backed securitizations...........................   $ 1,140       $   77
  Real estate joint ventures(3)..........................       942           44
  Other limited partnership interests(4).................     3,876          418
  Trust preferred securities(5)..........................    22,775          546
  Other investments(6)...................................     1,600           79
                                                            -------       ------
    Total................................................   $30,333       $1,164
                                                            =======       ======



--------

(1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

(4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

(5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

(6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
  Estimated fair market value of assets transferred to
    affiliates.........................................  $628     $164     $ 79
  Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
  Net investment gains (losses) recognized on
    transfers..........................................  $ (1)    $ --     $  1
  Estimated fair market value of assets transferred
    from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2007                 DECEMBER 31, 2006
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
  Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
  Cash flow....................       486       85          3           455       42         --
  Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                  -------   ------       ----       -------   ------       ----
    Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                  =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Qualifying hedges:
    Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
  Non-qualifying hedges:
    Net investment gains (losses)..........................    82     73     (8)
                                                              ---    ---    ---
       Total...............................................   $76    $64    $(9)
                                                              ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Changes in the fair value of derivatives................  $ 18    $(1)   $--
  Changes in the fair value of the items hedged...........   (20)     2     --
                                                            ----    ---    ---
  Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                            ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Other comprehensive income (loss) balance at January
    1,....................................................  $ (9)  $ (2)   $(4)
  Gains (losses) deferred in other comprehensive income
    (loss) on the effective portion of cash flow hedges...    39     41      1
  Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                            ----   ----    ---
  Other comprehensive income (loss) balance at December
    31,...................................................  $(13)  $ (9)   $(2)
                                                            ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Net investment gains (losses), excluding embedded
    derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                   DECEMBER
                                                                     31,
                                                                 -----------
                                                                 2007   2006
                                                                 ----   ----
                                                                     (IN
                                                                  MILLIONS)
  Embedded derivative assets...................................  $125    $17
  Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
  Balance at January 1,...............................  $237     $ 72      $--
  Contribution from MetLife...........................    --       --       73
  Contribution of VODA from MetLife...................    --      167       --
  Amortization........................................    (5)      (2)      (1)
                                                        ----     ----      ---
  Balance at December 31,.............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
  Balance at January 1,................................  $330   $218   $143
  Capitalization.......................................   124    129     83
  Amortization.........................................   (51)   (17)    (8)
                                                         ----   ----   ----
  Balance at December 31,..............................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
  Balance at January 1,...............................  $ 551   $ 512   $ --
    Less: Reinsurance recoverables....................   (403)   (373)    --
                                                        -----   -----   ----
  Net balance at January 1,...........................    148     139     --
                                                        -----   -----   ----
  Contribution of MetLife Insurance Company of
    Connecticut by MetLife (Note 3)...................     --      --    137
  Incurred related to:
    Current year......................................     32      29     19
    Prior years.......................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
  Paid related to:
    Current year......................................     (2)     (2)    (1)
    Prior years.......................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
  Net balance at December 31,.........................    149     148    139
    Add: Reinsurance recoverables.....................    463     403    373
                                                        -----   -----   ----
  Balance at December 31,.............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
  ANNUITY CONTRACTS(1)
  RETURN OF NET DEPOSITS
  Separate account value........     $  11,337             N/A        $   8,213             N/A
  Net amount at risk(2).........     $      33(3)          N/A        $      --(3)          N/A
  Average attained age of
    contractholders.............      62 years             N/A         61 years             N/A
  ANNIVERSARY CONTRACT VALUE OR
    MINIMUM RETURN
  Separate account value........     $  41,515       $  16,143        $  44,036       $  13,179
  Net amount at risk(2).........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
  Average attained age of
    contractholders.............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
  UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
  Account value (general and separate account)........   $   2,797    $   3,262
  Net amount at risk(2)...............................   $  38,621(3) $  48,630(3)
  Average attained age of policyholders...............    57 years     57 years


--------

(1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

(3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
  Balance at January 1, 2005...........      $--           $--             $--         $--
  Incurred guaranteed benefits.........        3            --               9          12
  Paid guaranteed benefits.............       --            --              --          --
                                             ---           ---             ---         ---
  Balance at December 31, 2005.........        3            --               9          12
  Incurred guaranteed benefits.........       --            --              22          22
  Paid guaranteed benefits.............       (3)           --              --          (3)
                                             ---           ---             ---         ---
  Balance at December 31, 2006.........       --            --              31          31
  Incurred guaranteed benefits.........        6            28              34          68
  Paid guaranteed benefits.............       (4)           --              --          (4)
                                             ---           ---             ---         ---
  Balance at December 31, 2007.........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
  Mutual Fund Groupings
    Equity..............................................  $40,608   $37,992
    Bond................................................    2,307     2,831
    Balanced............................................    4,422     2,790
    Money Market........................................    1,265       949
    Specialty...........................................      395       460
                                                          -------   -------
      Total.................... ........................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
  Direct premiums....................................  $ 654   $ 599   $ 413
  Reinsurance assumed................................     17      21      38
  Reinsurance ceded..................................   (318)   (312)   (170)
                                                       -----   -----   -----
  Net premiums.......................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
  Reinsurance recoverables netted against policyholder
    benefits and claims..............................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
  Assumed premiums...................................  $ 17     $ 21     $ 38
  Assumed fees, included in universal life and
    investment-type product policy fees..............  $119     $ 65     $194
  Assumed fees, included in net investment gains
    (losses).........................................  $ --     $ --     $  6
  Assumed benefits, included in policyholder benefits
    and claims.......................................  $ 18     $ 11     $ 32
  Assumed benefits, included in interest credited to
    policyholder account balances....................  $ 53     $ 49     $ 42
  Assumed acquisition costs, included in other
    expenses.........................................  $ 39     $ 58     $111
  Ceded premiums.....................................  $ 32     $ 21     $ 12
  Ceded fees, included in universal life and
    investment-type product policy fees..............  $216     $130     $ 93
  Interest earned on ceded reinsurance, included in
    other revenues...................................  $ 85     $ 68     $ 55
  Ceded benefits, included in policyholder benefits and
    claims...........................................  $ 95     $ 86     $ 92
  Interest costs on ceded reinsurance, included in
    other expenses...................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Current:
    Federal.....................................       $  9            $ 18       $ (3)
    State and local.............................          4              --         (2)
    Foreign.....................................          1              --         --
                                                       ----            ----       ----
      Subtotal..................................         14              18         (5)
                                                       ----            ----       ----
  Deferred:
    Federal.....................................       $306            $212       $162
    State and local.............................         --              (2)        (1)
    Foreign.....................................        (17)             --         --
                                                       ----            ----       ----
      Subtotal..................................        289             210        161
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Tax provision at U.S. statutory rate..........       $365            $288       $191
  Tax effect of:
    Tax-exempt investment income................        (65)            (62)       (27)
    Prior year tax..............................          9              (9)        (9)
    Foreign tax rate differential and change in
      valuation allowance.......................         (7)             12         --
    State tax, net of federal benefit...........          3              --          2
    Other, net..................................         (2)             (1)        (1)
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
  Deferred income tax assets:
    Benefit, reinsurance and other reserves............     $ 1,929      $ 2,238
    Net unrealized investment losses...................         195          171
    Capital loss carryforwards.........................         150          155
    Investments........................................          54           63
    Net operating loss carryforwards...................          42           10
    Tax credits........................................          20           --
    Operating lease reserves...........................          13           13
    Employee benefits..................................          --            3
    Litigation-related.................................          --            1
    Other..............................................          13           20
                                                            -------      -------
                                                              2,416        2,674
    Less: Valuation allowance..........................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
  Deferred income tax liabilities:
    DAC and VOBA.......................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
  Net deferred income tax asset........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
  Balance at January 1, 2007 (date of adoption)...........          $64
  Reductions for tax positions of prior years.............           (2)
  Additions for tax positions of current year.............            5
  Reductions for tax positions of current year............           (8)
  Settlements with tax authorities........................           (6)
                                                                    ---
  Balance at December 31, 2007............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
  Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
  Liability:
    Insolvency assessments...................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
  2008...................................................    $ 3       $15
  2009...................................................    $ 3       $ 8
  2010...................................................    $ 3       $ 6
  2011...................................................    $ 3       $ 6
  2012...................................................    $ 3       $--
  Thereafter.............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


$259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                          YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   -------
                                                       2007            2006         2005
                                                  -------------   -------------   -------
                                                                  (IN MILLIONS)
  Holding gains (losses) on investments arising
    during the year.............................      $(358)          $(434)      $(1,148)
  Income tax effect of holding gains (losses)...        122             147           402
  Reclassification adjustments:
    Recognized holding (gains) losses included
       in current year income...................        260             487           295
    Amortization of premiums and accretion of
       discounts associated with investments....         --              60            96
    Income tax effect...........................        (88)           (186)         (137)
  Allocation of holding gains on investments
    relating to other policyholder amounts......         27              42            71
  Income tax effect of allocation of holding
    gains to other policyholder amounts.........        (10)            (14)          (25)
                                                      -----           -----       -------
  Net unrealized investment gains (losses)......        (47)            102          (446)
                                                      -----           -----       -------
  Foreign currency translation adjustment.......         12              (2)            2
                                                      -----           -----       -------
  Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                      =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   ------   -----
                                                           2007        2006     2005
                                                      -------------   ------   -----
                                                               (IN MILLIONS)
  Compensation......................................      $  125      $  134   $ 106
  Commissions.......................................         633         712     931
  Interest and debt issue costs.....................          35          31      25
  Amortization of DAC and VOBA......................         740         488     288
  Capitalization of DAC.............................        (682)       (721)   (886)
  Rent, net of sublease income......................           5          11       7
  Minority interest.................................          --          26       1
  Insurance tax.....................................          44          42      10
  Other.............................................         546         450     196
                                                          ------      ------   -----
    Total other expenses............................      $1,446      $1,173   $ 678
                                                          ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                  FOR THE YEAR ENDED
                                                                  DECEMBER 31, 2007
                                                             ---------------------------
                                                             AS PREVIOUSLY
                                                                REPORTED     AS RESTATED
                                                             -------------   -----------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................      $  695         $  744
  Losses from sales of investments and businesses, net.....      $  201         $  145
  Interest credited to policyholder account balances.......      $1,304         $1,299
  Change in income tax payable.............................      $  287         $  308
  Change in other assets...................................      $  690         $  681


21.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                                                  (AS RESTATED, SEE NOTE 20)
                                                                 ----------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2007
  Total revenues........................    $1,097     $1,143        $1,178         $1,348
  Total expenses........................    $  903     $  885        $  900         $1,035
  Income from continuing operations.....    $  152     $  187        $  190         $  211
  Income from discontinued operations,
    net of income tax...................    $    4         --            --         $   --
  Net income............................    $  156     $  187        $  190         $  211



                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2006
  Total revenues........................    $1,006     $1,068        $1,057          $975
  Total expenses........................    $  830     $  796        $  770          $885
  Income from continuing operations.....    $  127     $  191        $  207          $ 72
  Income from discontinued operations,
    net of income tax...................        --         --            --            --
  Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

(1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT



                               1300 HALL BOULEVARD
                       BLOOMFIELD, CONNECTICUT 06002-2910



SAI 40B                                                            November 2008

                                     PART C

                                OTHER INFORMATION

ITEM 26. EXHIBITS


Exhibit
 Letter   DESCRIPTION
-------   ----------
a.1.      Resolution of the Board of Directors of The Travelers Insurance
          Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6, File No. 002-88637, filed
          April 29, 1996.)

a.2.      Resolution of MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Variable Life Insurance Separate Account One into MetLife of CT
          Fund UL for Variable Life Insurance. (Filed herewith.)

b.        Not applicable.

c.1. Form of Distribution and Principal Underwriting Agreement among the Registrant, MetLife Insurance Company of Connecticut and MetLife
          Investors Distribution Company (Incorporated herein by reference to Exhibit c.1 to Pre-Effective Amendment No. 1 to the Registration
          Statement on Form N-6, File No. 333-152219, filed November 20, 2008.)

c.2. Specimen Selling Agreement. (Incorporated herein by reference to Exhibit c.3. to Post-Effective Amendment No. 9 to the Registration
          Statement on Form N-6, File No. 333-96519 filed April 10, 2006.)

c.3.      Agreement and Plan of Merger between MetLife Investors Distribution
          Company and MLI Distribution LLC dated as of October 20, 2006
          (Incorporated herein by reference to Exhibit c.4. to Post-Effective
          Amendment No. 12 to the Registration Statement on Form N-6, File No.
          333-96519, filed April 5, 2007.)

c.4. Retail Sales Agreement between MetLife Investors Distribution Company and broker-dealers (Incorporated herein by reference to Exhibit c.5.
          to Post-Effective Amendment No. 12 to the Registration Statement on
          Form N-6, File No. 333-96519, filed April 5, 2007.)

c.5.      Services Agreement between MetLife Investors Distribution Company and
          MetLife Insurance Company of Connecticut (Incorporated herein by reference to Exhibit c.6. to Post-Effective Amendment No. 13 to the Registration Statement on Form N-6, File No. 333-96519, filed April 7,
          2008.)

d.1. Form of Variable Life Insurance Policy. (Incorporated herein by reference to Exhibit 5 to Pre-Effective Amendment No. 1 to the
          Registration Statement on Form S-6, File No. 033-88578 filed August
          21, 1995.)

d.2. Maturity Extension Rider. (Incorporated herein by reference to Exhibit d.1. to Post-Effective Amendment No. 11 to the Registration Statement on Form N-6, File No. 033-88578 filed April 29, 2005.)

d.3. Name Change Endorsement. (Incorporated herein by reference to Exhibit d.15. to Post-Effective Amendment No. 9 to the Registration Statement on Form N-6, File No. 333-96519, filed April 10, 2006.)

e. Application for Variable Life Insurance Policy. . (Incorporated herein by reference to Exhibit 10 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 033-88578 filed April 24,
          1998.)

f.1.      Charter of The Travelers Insurance Company, as amended on October 19,
          1994. (Incorporated herein by reference to Exhibit 6(a) to the Travelers Separate Account TM for Variable Annuities' Registration
          Statement filed on Form N-4, File No. 333-40193, filed November 13,
          1997.)

f.2.      By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 6(b) to the Travelers Separate Account TM for Variable Annuities' Registration
          Statement filed on Form N-4, File No. 333-40193, filed November 13,
          1997.)

f.3.      Certificate of Amendment to the Charter for the Travelers Insurance
          Company, as effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to the Post-Effective Amendment No. 14 to the
          Travelers Fund ABD for Variable Annuities Registration Statement filed on Form N-4, File No. 033-65343, filed April 6, 2006.)

f.4.      Certificate of Correction to the Charter for the MetLife Insurance
          Company of Connecticut (Incorporated herein by reference to Exhibit
          6(d) to the Post-Effective Amendment No. 11 to the MetLife of CT
          Separate Account Nine for Variable Annuities Registration Statement filed on Form N-4, File No. 333-65926, filed October 31, 2007.)

g. Reinsurance Contracts. (Incorporated herein by reference to Exhibit g to Post-Effective Amendment No. 3 to the Travelers Fund UL for
          Variable Life Insurance Registration Statement on Form N-6, File No.
          333-56952, filed February 7, 2003.)

h.1. Form of Participation Agreement. (Incorporated herein by reference to Exhibit h to Post-Effective Amendment No. 3 to the Registration
          Statement on Form N-6, File No. 333-56952, filed February 7, 2003.)

h.2.      Participation Agreement with Metropolitan Series Fund, Inc.
          (Incorporated herein by reference to Exhibit 8(e) to Post-Effective
          Amendment No. 11 to the MetLife of CT Separate Account Nine for
          Variable Annuities Registrant's Registration Statement on Form N-4,
          File No. 333-65926, filed October 31, 2007.)

h.3.      Participation Agreement with Met Investors Series Trust
          (Incorporated herein by reference to Exhibit h.3. to Post-Effective
          Amendment No. 9 to the Registrant's Registration Statement on Form
          N-6, File No. 333-96519, filed April 10, 2006.)

i.        Administrative Contracts. Not applicable.

j.        None.

k. Opinion of Counsel regarding the legality of securities being registered. (Filed herewith.)

l. Actuarial Representation Letter. (Incorporated herein by reference to Exhibit l to Post-Effective Amendment No. 27 to the Registration
          Statement on Form N-6, File No. 002-88637, filed April 29, 2005.)

m. Calculation Exhibit. (Incorporated herein by reference to Exhibit l to Post-Effective Amendment No. 11 to the Registration Statement on Form
          N-6, File No. 033-88578, filed April 29, 2005.)

n.        Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. (Filed herewith.)

o.        Omitted Financial Statements. Not applicable.

p.        Initial Capital Agreements. Not applicable.

q. Redeemability Exemption. (Incorporated herein by reference to Exhibit q to Post-Effective Amendment No. 27 to the Travelers Fund UL for
          Variable Life Insurance Registration Statement on Form N-6, File No.
          002-88637 filed April 29, 2005.)

r.        Powers of Attorney for Michael K. Farrell, William J. Mullaney, Lisa
          M. Weber, Stanley J. Talbi and Joseph J. Prochaska, Jr. (Filed herewith.)

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:


     MetLife Insurance Company of Connecticut
     1300 Hall Boulevard
     Bloomfield, CT 06002-2910



NAME AND PRINCIPAL         POSITIONS AND OFFICES
BUSINESS ADDRESS           WITH INSURANCE COMPANY
------------------         ---------------------
Michael K. Farrell         Director and President

William J. Mullaney        Director

Lisa M. Weber              Director

Steven A. Kandarian        Executive Vice President and Chief Investment Officer

James L. Lipscomb          Executive Vice President and General Counsel

Joseph J. Prochaska, Jr.   Executive Vice President and Chief Accounting Officer

Stanley J. Talbi           Executive Vice President and Chief Financial Officer

Gwenn L. Carr              Senior Vice President and Secretary

Eric T. Steigerwalt        Senior Vice President and Treasurer

William D. Cammarata       Senior Vice President

Elizabeth M. Forget        Senior Vice President

Gene L. Lunman             Senior Vice President


PRINCIPAL BUSINESS ADDRESS:


     The principal business address of each person shown above is MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101, except that the principal business address for Steven A. Kandarian and Michael K. Farrell is 10 Park Avenue, Morristown, NJ 07962, for
     William D. Cammarata is 18210 Crane Nest Drive, Tampa, FL 33647 and
     Gene L. Lunman is 1300 Hall Boulevard, Bloomfield, CT 06002-2910.


ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Registrant and Depositor are ultimately controlled by MetLife, Inc., a publicly traded company. No person is controlled by the Registrant.

An organizational chart for MetLife, Inc. is as follows:

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF SEPTEMBER 30, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Participacoes Ltda.(Portugal) - 99% is owned by MetLife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14.   MetLife Insurance S.A./NV (Belgium)

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. MetLife Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)

      44.   85 Brood Street LLC (CT)

      45.   575 Fifth Avenue LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)


Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


           (ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


DD.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)

FF.   Cova Life Management Company (DE)

GG.   MetLife Reinsurance Company of Charleston (SC)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7


ITEM 29. INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

The Depositor's ultimate parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife maintains Directors' and Officers' Liability with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter, as well as certain other subsidiaries of MetLife are covered.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company ("MLIDC")
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies:

MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II,
Metropolitan Series Fund, Inc.
Met Investors Series Trust,
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty- Eight
General American Separate Account Twenty- Nine
General American Separate Account Two
Security Equity Separate Account 26
Security Equity Separate Account 27
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Separate Account One
Metropolitan Tower Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D

(b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL       POSITIONS AND OFFICES
BUSINESS ADDRESS         WITH UNDERWRITER
------------------       ---------------------

Michael K. Farrell ***   Director

Elizabeth M. Forget **   Executive Vice President, Investment Fund
                         Management & Marketing

Peter Gruppuso ****      Vice President, Chief Financial Officer

Paul A. LaPiana *        Executive Vice President, National Sales Manager

Craig W. Markham ****    Director

Richard C. Pearson *     Executive Vice President, General Counsel and Secretary

Eric T. Steigerwalt      Treasurer

Paul A. Sylvester *      President, national Sales Manager- Annuities & LTC

William J. Toppeta       Director


Unless otherwise noted, the principal business address of each person shown above is:

MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101

*    MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614

**   MetLife, 260 Madison Avenue, New York, NY 10016

***  MetLife, 10 Park Avenue, Morristown, NJ 07962

**** MetLife, 485-E US Highway 1 South, Iselin, NJ 08830

(c)  Compensation From the Registrant

                                                     (3)
                                (2)            Compensation on
         (1)              Net Underwriting   Events Occasioning                                (5)
  Name of Principal        Discounts and      the Deduction of a            (4)                Other
     Underwriter             Commissions     Deferred Sales Load   Brokerage Commissions   Compensation
--------------------      ----------------   -------------------   ---------------------   ------------
MetLife Investors
   Distribution Company      $4,941,000*              $0                     $0                 $0

*    Includes commissions paid by MetLife Life and Annuity Company of
     Connecticut.

MLIDC, as the principal underwriter and distributor, did not receive any fees on the Policies. The Company paid compensation directly to broker-dealers who have selling agreements with MLIDC.


Tower Square Securities, Inc. provided certain limited services to MLIDC in the course of ordinary business as a principal underwriter to maintain its status as a broker-dealer in good standing with the FINRA. Tower Square Securities, Inc. allocated such expenses to MLIDC.


ITEM 31. LOCATION OF ACCOUNTS AND RECORDS


(1)  MetLife Insurance Company of Connecticut
     1300 Hall Boulevard
     Bloomfield, CT 06002-2910


(2)  Metropolitan Life Insurance Company
     501 Boylston Street
     Boston, Massachusetts 02116

(3)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

ITEM 32. MANAGEMENT SERVICES

Not Applicable.

ITEM 33. FEE REPRESENTATION

MetLife Insurance Company of Connecticut hereby represents that the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 20th day of November, 2008.


                                        MetLife of CT Fund UL for
                                        Variable Life Insurance
                                        (Registrant)

                                        MetLife Insurance Company of Connecticut
                                        (Depositor)


                                        By: /s/ Paul L. LeClair
                                            ------------------------------------
                                            Paul L. LeClair

                                            Vice President and Actuary

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 20th day of November, 2008.


                                        MetLife Insurance Company of Connecticut
                                        (Depositor)


                                        By: /s/ Paul L. LeClair
                                            ------------------------------------
                                            Paul L. LeClair

                                            Vice President and Actuary



As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of November, 2008.




*Michael K. Farrell                     Director and President
-------------------------------------
Michael K. Farrell


*William J. Mullaney                    Director
-------------------------------------
William J. Mullaney


*Joseph J. Prochaska, Jr.               Executive Vice President and Chief
-------------------------------------   Accounting Officer
Joseph J. Prochaska, Jr.


*Stanley J. Talbi                       Executive Vice President and Chief
-------------------------------------   Financial Officer
Stanley J. Talbi


*Lisa M. Weber                          Director
-------------------------------------
Lisa M. Weber


*By: /s/ John E. Connolly, Jr.
     --------------------------------
     John E. Connolly, Jr.,
     Attorney-in-fact

* Executed by John E. Connolly, Jr. on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX




Exhibit
 letter   DESCRIPTION
-------   ----------------------------------------------------------------------
  a.2.    Resolution of MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Variable Life Insurance Separate Account One into MetLife of CT
          Fund UL for Variable Life Insurance.

   k. Opinion of Counsel regarding the legality of securities being registered.

   n.     Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm.

   r.     Powers of Attorney